BB&T

Sharing Knowledge for a Brighter Direction

2013 Annual Report


BB&T

Table of Contents

Consolidated Financial Highlights	1
To Our Shareholders	2
Executive Management	20
Corporate Board of Directors	20
General Information	21

Annual Meeting

The 2014 Annual Meeting of Shareholders will be held on Tuesday, April 29, 2014, at 11 a.m. Eastern Time, at the Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina.

Our Vision

To Create the Best Financial Institution Possible – "The Best of The Best"

Our Mission

To Make the World a Better Place to Live, By:

Helping our Clients Achieve Economic Success and Financial Security;

Creating a Place where our Associates can Learn, Grow and be Fulfilled in their Work;

Making the Communities in which we Work Better Places to be; and thereby:

Optimizing the Long-Term Return to our Shareholders, while Providing a Safe and Sound Investment.

Our Values



HAPPINESS
SELF-ESTEEM
PRIDE
SUCCESS
PRODUCTIVITY
TEAMWORK
JUSTICE
JUDGMENT
REALITY
REASON
INDEPENDENT THINKING
CHARACTER
HONESTY
INTEGRITY

Consolidated Financial Highlights

BB&T Corporation and Subsidiaries (Dollars in millions, except per share data)

	2013	2012	% Change
ANNUAL RESULTS			
Net income available to common shareholders	**$ 1,562**	$ 1,916	(18.5)%
Diluted earnings per common share	**2.19**	2.70	(18.9)
Cash dividends declared per common share	**0.92**	0.80	15.0
Book value per common share	**28.52**	27.21	4.8
Tangible book value per common share(2)	**18.08**	16.53	9.4
PERFORMANCE RATIOS			
Return on average assets	**0.95 %**	1.14 %	
Return on average common shareholders' equity	**8.06**	10.35	
Net interest margin – taxable equivalent	**3.68**	3.91	
Fee income ratio(3)	**43.2**	42.5	
Efficiency ratio(3)	**58.5**	54.3	
ANNUAL OPERATING RESULTS(1)			
Operating earnings	**$ 2,078**	$ 1,916	8.5 %
Diluted operating earnings per common share	**2.91**	2.70	7.8
Return on average assets	**1.24 %**	1.14 %	
Return on average common shareholders' equity	**10.55**	10.35	
AVERAGE BALANCES			
Total assets	**$ 181,262**	$ 178,634	1.5 %
Total securities(4)	**36,772**	36,334	1.2
Loans and leases	**117,527**	113,733	3.3
Deposits	**128,555**	127,617	0.7
Shareholders' equity	**21,890**	19,477	12.4
PERIOD-END BALANCES			
Total assets	**$ 183,010**	$ 184,499	(0.8)%
Total securities(4)	**40,205**	38,731	3.8
Loans and leases	**117,139**	118,364	(1.0)
Deposits	**127,475**	133,075	(4.2)
Shareholders' equity	**22,809**	21,223	7.5
CAPITAL RATIOS(2)			
Tier 1 risk-based capital ratio	**11.8 %**	10.5 %	
Tier 1 common equity as a percentage of risk-weighted assets	**9.9**	9.0	
MISCELLANEOUS INFORMATION			
End of period shares outstanding (in thousands)	**706,620**	699,728	
Diluted weighted average shares outstanding (in thousands)	**714,363**	708,877	
Full-time equivalent associates	**33,696**	33,981	
Banking offices	**1,825**	1,832	
ATMs	**2,935**	2,826	

(1) Excludes tax-related charges.

(2) Tangible common equity, Tier 1 common equity and related ratios are non-GAAP measures. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Please refer to page 21 for appropriate disclosures.

(3) Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selected items. Refer to page 21 for appropriate disclosures.

(4) Excludes trading securities. Average balances reflect both AFS and HTM securities at amortized cost. Period-end balances reflect AFS securities at fair value and HTM securities at amortized cost.

To Our Shareholders

BB&T met the challenges of 2013 with a steadfast commitment to our values and an unwavering dedication to help our clients, associates, communities and shareholders be successful. To position your company for a prosperous 2014 and beyond, we also made substantial investments that will both accelerate our growth and improve our efficiency for the long term.

Moving forward as an industry and nation, we strongly believe we all must pivot to start capitalizing on our collective strengths and resources, rather than continuing to be dragged down by divisiveness and doubts. Now is the time to commit ourselves to positive leadership and ideas that help our country grow and prosper.

Our mission is a worthy one. We help individuals realize their dreams. When we are successful, all of our constituents benefit.

We have much to be positive about: stronger job growth, increasing consumer confidence, even our leaders in Washington showing signs of working together. Our country is the world's strongest because of our fundamental values of freedom and free markets. Our banking industry provides the vital capital that allows Americans to buy houses and cars, businesses to create jobs and communities to grow. Our mission is a worthy one. We help individuals realize their dreams. All of this is accomplished through sharing knowledge, providing insight, and delivering on a strong value proposition. And when we are successful, all of our constituents benefit.

I talk to hundreds of business people every year and recently have sensed more optimism about the future, which will lead to increased investment after years of pent-up demand. That will benefit BB&T and other banks with increased loan growth, and boost the economy with increased job creation. To be sure, lingering uncertainty about healthcare and other costs and government regulatory policy continues to make businesses reluctant to invest despite the improving economy. But we believe those concerns can be eased if government and business leaders work positively together to unshackle businesses and unleash their potential.

For BB&T, there are many reasons for optimism. In 2013, our accomplishments included:

Building our network in the vibrant Texas market, including balancing our 30 new commercial branches with the planned acquisition of 21 retail branches. In Florida and Alabama, we also continue to reap revenue opportunities in legacy Colonial Bank markets.

Expanding our corporate banking presence in key national markets, including a new Chicago office serving the Midwest's robust industrial, consumer and service sectors and food, agribusiness and beverage industries.

Leveraging our insurance opportunities from the 2012 Crump Group acquisition, which makes our largest national-scale, non-banking business an even more powerful source of diversification.

Expanding BB&T Wealth, named one of the nation's top wealth management firms by Barron's *magazine, including our first office in Texas.*

Extending the reach of BB&T Scott & Stringfellow, our highly respected, 120-year-old brokerage and financial services firm, with four new offices in Florida and one in the affluent Baltimore suburb of Hunt Valley, Maryland.

Increasing efficiency, with investments in sales management and other new technology systems.

Dramatically improving credit quality, including the lowest loan losses in six years.

Continuing growth in specialized lending, another source of diversification, with high-quality and high-yield businesses such as Regional Acceptance Corporation indirect auto finance and Sheffield Financial power and sports equipment finance.

Rewarding our shareholders with a very strong absolute return of 33% in 2013 – consistent with our ultimate purpose to create superior, long-term economic rewards to our owners.

The key to past and future success is a value proposition based on quality – evidenced by recognition of superior service in businesses ranging from mortgage and insurance to small business lending and capital markets. In a year of turmoil in the mortgage business – when seven big banks were forced to pay almost $8 billion in settlements related to mortgage lending – BB&T earned the top customer-satisfaction score in mortgage servicing for an unprecedented fourth consecutive year from J.D. Power and Associates. We continue to outperform our in-market peers in overall satisfaction in Maritz Research's survey of retail clients. We are consistently ranked best in class in small and medium business relationships by Greenwich Associates, with 103 awards since 2009, more than any other bank.

Most rewarding to me and many of our associates has been the opportunity to touch the lives of 8 million people in our markets over the last five years, through 5,500 community-service projects by BB&T volunteers as part of our Lighthouse Project.



Chairman and Chief Executive Officer Kelly S. King meets with new associates in BB&T's Leadership Development Program

BB&T's Increasing Revenue Diversification

2013 Revenue Mix


16%
13%
8%
7%
9%
47%
Community Banking
Residential Mortgage Banking
Dealer Financial Services
Specialized Lending
Financial Services
Insurance Services

Based on segment revenues; segment methodologies have changed over time.

2009 Revenue Mix


11%
10%
8%
2%
9%
60%
Community Banking
Residential Mortgage Banking
Dealer Financial Services
Specialized Lending
Financial Services
Insurance Services

Based on segment revenues; segment methodologies have changed over time.

The hard work on behalf of underprivileged children, the homeless, military veterans and countless others instills pride in our associates (96% of those surveyed said the Lighthouse Project made them proud to work for BB&T). The project also is the embodiment of our long-held mission to make a positive, meaningful difference in the lives of as many people as possible.

In an industry where many banks have similar services and strategies, we believe the biggest differentiator from our competitors – and the foundation of all of our accomplishments – is BB&T's culture, driven by strong values based on honesty. And we believe just as strongly that we must constantly communicate those values with a positive leadership model that we've developed over more than three decades. Some people believe that leaders are born. We reject that notion. We believe everyone can be a good leader with the right training and coaching – developed through deep trusting relationships that foster honest feedback.

We also hope to unlock the next generation of leaders with our charitable giving to colleges and universities, our investments in financial literacy training for high school students and two particularly exciting and unique projects. The first is LEGACY, our innovative mobile gaming application introduced in 2013 that teaches leadership skills to players of all ages. Second, in 2014, we will launch The BB&T Leadership Institute, based on our leadership model and BB&T subsidiary Farr Associates' leadership program, to offer leadership training to clients and educators – a natural progression of our belief that to have outstanding organizations, you must have outstanding leaders. This focus on leadership development complements our long-standing effort to increase young people's financial literacy through the BB&T Financial Foundations program, which has been shared with more than 70,000 high school students in our markets. Both our leadership and financial literacy initiatives are part of our commitment to help our clients and communities be successful.

Of course, we still face challenges: tighter credit spreads in lending, a decline in mortgage refinancing affecting mortgage banking income, intense competition, industry overcapacity, some competitors lowering loan standards for growth's sake, to name a few. We confronted those challenges in 2013. For example, as competitors stretched for leveraged loan growth that was beyond our risk appetite, we did not lower our standards, but we have become more price competitive. Most importantly, we have become even more responsive to our clients' needs, delivering services through channels they want, whether that be in a branch or mobile banking, for example. We have avoided the large, across-the-board layoffs of many other banks, preferring to challenge our associates to redesign their businesses to both increase service quality and decrease costs to better compete in a much more competitive banking world. We consistently address our clients' needs by restructuring where necessary and offering better products and services.

In an industry where many banks have similar services and strategies, we believe the biggest differentiator from our competitors – and the foundation of all of our accomplishments – is BB&T's culture, driven by strong values based on honesty.

We also met a challenge in 2013 when federal regulators objected to elements of our capital plan. While the Federal Reserve's quantitative "stress tests" demonstrated that BB&T is among the banking industry's most well-capitalized institutions even under extreme stress in their hypothetical scenarios, regulators took exception to some of our qualitative processes in capital measurement. To meet this challenge,

Total Shareholder Returns
For the periods ended December 31, 2013


3 YEAR
16%
15
14
13
12
(Percent)
15.5%
12.4%
13.1%
BB&T
Peer Average
S&P Financials Index
10 YEAR
4%
3
2
1
0
-1
(Percent)
3.6%
-1.5%
-0.2%
BB&T
Peer Average
S&P Financials Index
15 YEAR
4%
3
2
1
0
(Percent)
3.0%
0.0%
1.8%
BB&T
Peer Average
S&P Financials Index
20 YEAR
12%
10
8
6
4
2
0
(Percent)
10.5%
7.1%
7.5%
BB&T
Peer Average
S&P Financials Index
Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION
Source: Bloomberg

we worked very hard and invested a lot of resources to improve our systems – investments that will not only give our associates better monitoring tools, but also will allow us to leapfrog competitors with our most efficient systems. While nothing is guaranteed in today's regulatory environment, we believe our investments and increases in capital every quarter position us well to continue to optimize the long-term capital return to our shareholders. We're proud to have one of the highest dividend payout percentages and the highest dividend yield of any of our peer financial institutions at December 31, 2013. Since the financial-markets crisis in 2009, BB&T's performance is among the strongest in the banking industry: market capitalization is up 51%, share price has increased 47%, earnings have more than doubled, and BB&T has grown from the 14th largest U.S. bank to ninth largest.

We believe our long-term strategy and mission position BB&T to prosper regardless of the economy and future challenges. Our commitment, deeply ingrained in BB&T for 142 years, is to build relationships and an environment where our clients can grow their businesses, where our associates can learn and be fulfilled in their work, where we work hard to help our communities prosper – and where we ultimately deliver an optimized return to our shareholders.

With positive leadership, a positive attitude and commitment to a positive future for our children and grandchildren, we believe our best days are ahead.

2013 Results

BB&T produced record operating results in 2013. Revenue increased, our credit quality improved dramatically, and we showed excellent momentum in loan and noninterest-bearing deposit growth. Our earnings growth was broad-based, including record performances from many of our noninterest income-generating businesses, which helped offset the industry-wide decline in mortgage banking income. Loan growth was well balanced and included strong performances in key categories of commercial and industrial lending, automobile finance, mortgage lending and specialized lending. Noninterest-bearing deposits showed strong growth as we continued to improve the mix to include a greater percentage of noninterest-bearing deposits and lower the cost of deposits. Our core net interest margin is stabilizing and we remain well positioned for rising interest rates. With the nation's economy at a positive pivotal point, BB&T is well positioned for 2014 as we gain traction in the fast-growing markets in Texas, Florida and Alabama, and we continue to expand our wealth, corporate banking, insurance and specialized lending businesses.

Net income available to common shareholders for 2013 totaled $1.6 billion, resulting in earnings per diluted share of $2.19, including $516 million in tax adjustments related to a previously announced court judgment. Excluding those one-time adjustments, earnings would have been $2.1 billion, or the equivalent of record operating earnings. Total revenues were $9.7 billion. Our long-term, pre-tax, pre-credit compound annual earnings growth rate for the 15-year period ended in 2013 exceeded 10%, a very strong achievement. In addition, our pre-tax pre-provision net revenue as a percentage of assets has exceeded both an average of our peers and an average of the nation's largest banks over the last 10 years, while demonstrating more consistency over that same time period.

Superior Net Interest Margin


4.15%
3.90
3.65
3.40
3.15
(Percent)
2008
2009
2010
2011
2012
2013
3.58%
3.66%
4.03%
4.06%
3.91%
3.68%
3.29%
3.26%
3.55%
3.50%
3.45%
3.31%
BB&T
Peers

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Average loans and leases increased by 3.3% compared to 2012, including the sale of a consumer lending subsidiary early in the fourth quarter of 2013. This growth exceeded the average performance of our peers. We enjoyed solid growth in commercial and industrial loans as well as strong retail loan growth, led by sales finance, revolving credit and residential mortgage lending. We also were encouraged by a pickup in commercial real estate, which increased in the fourth quarter, demonstrating the best growth rate in six years. Our specialized lending segment also experienced strong performances from Sheffield Financial's power and sports equipment finance, AFCO/CAFO/PrimeRate insurance premium finance, commercial finance and BB&T equipment finance. We are optimistic about a faster pace of loan growth in 2014 and hopeful economic activity will continue to improve.

Average noninterest-bearing deposits grew by 17.3%, leading our peer group and well above the peer average of 6.6%. That reflected our conscious effort to reduce interest-bearing deposit costs by successfully reducing higher-cost certificates of deposit. We also continue to gain deposit market share from our competitors in BB&T's primary markets, including the Carolinas, Virginia and Florida. We expect continued growth in retail and business client deposit balances during 2014.

Our credit quality improved dramatically in 2013. Total nonperforming assets as a percentage of average assets declined every quarter during the year to 0.58% at year end, excluding covered assets, the lowest level in six years and superior to the 0.89% average of BB&T's peers. We expect continued improvement at a modest pace in the first quarter of 2014. Net charge-offs, excluding covered loans, declined by 49% since the first quarter of 2013, driving a decrease in our loan loss provision and other credit-related costs. Net charge-offs ended the year at 0.49% excluding covered loans, also the lowest rate in six years. We expect net charge-offs to remain modestly below our normalized range of 50 to 70 basis points for the foreseeable future.

BB&T's fully taxable equivalent net interest income totaled $5.8 billion in 2013. Our net interest margin declined, as anticipated, to 3.68% from 3.91% for 2012, but still compared favorably with the 3.31% average of our peers. The net interest margin, key to a bank's profitability, is the difference between the interest received on loans and investments and the interest paid on deposits and other funding, expressed as a percentage of average earning assets. The decline in 2013 reflected lower interest rates on new earning assets and expected runoff of covered assets acquired as part of the Colonial transaction, partly offset by lower funding costs and favorable funding and asset mix changes. We expect our core margin to be relatively stable in 2014.

Our noninterest, or fee, income totaled $3.9 billion, a 3.1% increase over 2012. Investment banking and brokerage fees increased 4.9% to a record $383 million while insurance income increased 11.6% to $1.5 billion, partly because of continued improvement in market conditions related to insurance premiums. Those gains were partially offset by the decline in mortgage banking income. BB&T's fee income ratio increased to 43.2% from 42.5% in 2012, comparing favorably with our peer average of 38.1%. A higher value indicates a bank is producing more of its net operating revenue from fee income and reflects our continued success in diversifying our sources of revenue. Even with lower mortgage revenues, we expect positive net growth in fee income in 2014.

Our noninterest expenses temporarily increased slightly to $5.8 billion in 2013 as we invested in technology and systems that will make BB&T a more efficient company over the long term. By the fourth quarter of 2013, expenses began to decline, by 4% annualized compared to the third quarter, as projects we initiated earlier in the year neared completion. We expect personnel, professional service and regulatory costs to decrease in 2014 and total noninterest expenses to trend lower throughout the year. We also expect BB&T's efficiency ratio to improve throughout 2014, partly reflecting efficiencies gained through our investments in 2013. Full-time equivalent employment also is expected to remain essentially flat as expense control remains a key focus in 2014.

BB&T's operating return on average assets improved to 1.24% in 2013 from 1.14% in 2012, superior to our peer average of 1.11%. Our operating return on average common shareholders' equity increased to 10.6% from 10.4%, also superior to our peer average of 9.8%. We believe the most important measure of a bank's consistent long-term earnings power is pre-tax, pre-credit earnings. Over the last 15 years, the compound annual growth rate of BB&T's pre-tax, pre-credit earnings is 10.8%.

Overall, in a very challenging year, we significantly increased BB&T's financial performance in a wide range of businesses, including mortgage, specialized lending, corporate banking, wealth, insurance and dealer finance. We dramatically improved credit quality and balance sheet diversification. We feel very positive as we go forward in 2014.

"Everyone we've met at BB&T is genuine and really cares about our business. That's different than any other bank we've ever dealt with."

Danny Janecka, CEO, J&B Sausage Co., Waelder, Texas



San Antonio's diverse market includes a vibrant tourism sector with attractions like the Alamo.

Oscar Tijerina and the Janecka family are two reasons why BB&T resonates with Texans, and why we have grown rapidly in San Antonio, from zero to 13 branches in less than 18 months by April 2014. Oscar, a 15-year banking veteran, initially was reluctant to join a bank with no local branch, until market president Ed White, Jr. showed him BB&T's values. "BB&T's philosophy matched up perfectly with the person I want to be," he says. He promptly called on J&B Sausage Co., a previous client. CEO Danny Janecka also was hesitant at first because of a long relationship with the 55-year-old firm's previous bank. But Oscar's persistence, deep understanding of J&B's business – and passion about his new bank's values – soon made the Janeckas believers too. Now BB&T's flexible asset-based line of credit for J&B's working capital needs are fueling the firm's growth as it markets private-label, Earl Campbell and other branded J Bar B sausage to grocers worldwide.

Left to right: Danny Janecka II, President, J&B Sausage Co.; Ed White, Jr., Market President-San Antonio, BB&T; Stephen Lewis, Senior Vice President, Commercial Finance, Corporate Credit Administration, BB&T; Christian Corts, Commercial Finance Specialist/Regional Corporate Banker, BB&T; Danny Janecka, CEO, J&B Sausage Co.; Oscar Tijerina, Regional Corporate Banker, BB&T

Superior Performance...
Revenue/average assets 10-year average (2003-2013)


2.2%
1.9%
1.9%
BB&T
National Peers
Largest Four Banks

...With Less Volatility
Revenue/average assets 10-year standard deviation (2003-2013)


0.3%
0.4%
0.4%
BB&T
National Peers
Largest Four Banks

Volatility measured as standard deviation of pre-tax, pre-provision net revenue/average asset ratios

National peer group: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Largest four bank holding companies: BAC, C, JPM, WFC

Capital Strength
Tier 1 Capital Ratio


12.0%
11.5
11.0
10.5
10.0
9.5
(Percent)
4Q12
1Q13
2Q13
3Q13
4Q13
11.4%
11.6%
11.8%
11.7%
11.5%
10.5%
10.6%
11.1%
11.3%
11.8%
BB&T
Peers

Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets, each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Our Stock Performance

We manage BB&T for the long term – a philosophy that is underscored by how we meet our ultimate responsibility of optimizing the long-term return to our shareholders, while providing a safe and sound investment. In 2013, investors continued to recognize the soundness and attractive long-term future of the banking industry, as bank stocks outperformed even the very strong increases of the Dow Jones Industrial Average and S&P 500 index. And within the industry, investors increasingly are recognizing BB&T's financial strength and long-term earnings power.

We believe the best long-term measure of stock performance is total return to shareholders, which includes the change in stock price plus dividends paid. In 2013, our total return to shareholders was 33%, a very strong absolute return for one year. Even more significantly, BB&T's 20-year annualized total return to shareholders has been 10.5%, compared with the 7.1% average of our peers. This performance places BB&T among the first tier of performance over the long-term versus our peers, the S&P 500 and the S&P 500 commercial banks index.

BB&T's dividend strategy is a vital part of our long-term approach – and reflects the fact that nearly half of our shareholders are individuals who have accumulated their shares over many years and who depend on our returns and dividends. BB&T has paid a cash dividend to shareholders every year since 1903. During the recent "Great Recession" when many banks eliminated their dividends, BB&T was the last major bank to reduce our dividend, we reduced it substantially less than our peers, and we were the first of the largest banks to announce an increase as the financial markets recovered. We are proud to have the strongest dividend yield and one of the highest payout rates among our peers in the banking industry. In the first quarter of 2013, we increased our quarterly dividend to $0.23 per share, a 15% increase from the fourth quarter of 2012.

Our Capital Strength

BB&T is among the nation's most strongly capitalized banks. Our capital levels – the margin by which creditors are covered if a bank's assets are liquidated – well exceed regulatory requirements, including strict new Basel III international capital rules established by a group of the world's top regulators and central bankers.

Our capital and capital planning processes were closely scrutinized by federal regulators in 2013, and I am proud of how BB&T rose to the challenge. In March, the Federal Reserve's "stress tests" showed BB&T was the nation's most well-capitalized traditional bank, even after hypothetical "severely adverse" economic scenarios to gauge banks' capital strength during times of stress. Among the nation's "systemically important" large banks, as defined by the Dodd-Frank Act, BB&T was found

BB&T Leads in Dividend Yield


3.00%
2.50
2.00
1.50
1.00
0.50
0.00
(Percent)
BB&T increased the quarterly dividend 15% to $0.23 in 1Q13
2.47%
2.41%
2.28%
2.28%
2.27%
2.07%
1.64%
1.43%
1.21%
1.09%
0.53%
BBT
MTB
FITB
USB
PNC
HBAN
KEY
CMA
RF
STI
ZION

Source: Thomson Reuters as of 12/31/13

to be in the strongest two quartiles and one of only two regional banks to remain profitable over the nine quarters of the stress test. While there are no guarantees in today's regulatory environment, we don't expect any material issues as the Fed's Comprehensive Capital Analysis and Review (CCAR) program continues in 2014.

In another sign of our capital strength, the Fed had no objection to our continuation of the first quarter 2013 dividend of $0.23 per share, or continued payment of preferred dividends for BB&T's outstanding classes of preferred stock. As we move into 2014, we are committed to continued strong, long-term capital growth for our shareholders.

BB&T has clear priorities for use and distribution of its capital. The first priority is maintenance and growth of core business operations in a safe and sound manner. Paying regular dividends to shareholders is next in priority. Strategic opportunities, including mergers or acquisitions that are properly priced and make sense for our shareholders, are third in priority. The fourth priority is stock buybacks or special dividends, in the absence of economically attractive growth opportunities. BB&T's capital management process focuses on ensuring an adequate safety margin for the first two priorities. Priorities three and four are uses for excess capital, which may be suspended or modified in response to changing opportunities or unforeseen events.

Under the new Basel III rules, we estimate BB&T's common equity Tier 1 ratio at 9.6%. That measure of equity is the ratio that regulators watch most closely. This particular capital ratio is calculated by dividing tangible common shareholders' equity by assets weighted by their risk.

We believe the bottom line of the 2013 capital story for BB&T is that our capital strength and financial condition remain among the industry's best, and our capital planning processes now are among the industry's most comprehensive and efficient. Our top priority remains rewarding our shareholders over the long term.

Our Leadership Model

We accomplish our mission through leadership. Our leadership model is based on a simple premise: people primarily behave in a manner that is consistent with their beliefs.

Many organizations believe that to improve results, you just need to make stronger demands. "Make more loans! Get more deposits!" But those demands will mainly create fear and anxiety and rarely improve results. Some leaders understand that to change results, you need to change behaviors. But that doesn't go far enough. After years of studying leadership, we have learned that for sustained change in results, you need sustained change in behavior – and, most importantly, the only way to achieve that sustained change is for associates to have beliefs that support the behavior.


BELIEFS
COACHING
POSITIVE REINFORCEMENT
RESULTS
BEHAVIORS

In other words, beliefs drive behaviors, which create results. Instilling those beliefs is the primary role of leaders. That's why we spend so much time talking to our associates about BB&T's values, because values are fundamentally very deep beliefs.

> *"Creative leaders don't tell people what to do. They help people decide for themselves what to do."*
>
> Nido Qubein, President, High Point University

Coaching is at the center of our leadership model. Coaching is the most important responsibility of a parent, a teacher, and a leader at BB&T. Our leaders – our coaches – help our associates achieve as much as they can possibly achieve, always looking for opportunities to give positive reinforcement when they achieve the desired results. With positive leadership, the average performer can become a star performer. At the same time, our leadership model acknowledges the reality that we don't start out naturally perfect; we all start out with flaws and deficiencies. Coaching is crucial to help our associates identify what behaviors need to be changed in order to achieve better results.

To be effective, our coaches need to develop a deep trusting relationship with their associates. That trust is a precondition for the honest communication needed when coaches identify weaknesses. Honesty is a fundamental value in the BB&T value system. So when people make mistakes, as we all do, we tell them the truth and then show them how to do the job more effectively. We call it "know, show, grow."

Just as we believe everyone can become a leader, we also believe we all are followers – not as a passive act, but by actively supporting the leader, making contributions and furthering the goals of the organization. Most important is a trusting, bonding environment so people want to work together, one day a leader, one day a follower, but always supporting each other.

BB&T's leadership model is a vital part of our training program. We are a service organization. We accomplish everything through our associates. We are in the business of sharing financial knowledge and know we are only as good as the talent that we attract, train and retain. One of my most important responsibilities is helping our associates become better leaders. I personally teach the leadership model at our classes for both new and experienced BB&T bankers.

We work hard to create an environment where associates can be energized to achieve all they can. We want our associates to experience that ultimate level of self-esteem and pride – happiness – which comes from "doing their best." To do so, we encourage our teammates to develop and exhibit what I believe are the five characteristics of outstanding achievers:

Believe absolutely and completely in your mission

Commit the time, energy and resources to make it happen

Train so that you have the best skills in your field

Enjoy the journey

Maintain an enthusiastic positive attitude

In 2014, we are expanding our commitment to leadership development beyond BB&T by helping develop leaders in the business, education and nonprofit sectors. Our leadership model will be the centerpiece of training offered through The BB&T Leadership Institute. The training also will incorporate the closely aligned leadership philosophy of Farr Associates that has trained thousands of BB&T leaders over the past two decades.

I have been asked why we would share our leadership model beyond BB&T. Why not just corner the market on our brand of leadership development? Of course, we will continue to develop great leaders, giving us an advantage over our competitors. That ultimately rewards our shareholders, a key part of BB&T's mission. But another important part of our mission is to better our communities. As we have seen too often, our country and our capitalistic system do not work well without positive leadership. But with positive leadership, at every level, everyone wins.

> *"Desire, vision and focus help you turn the bus in the right direction, but positive energy is necessary to take you where you want to go."*
>
> Jon Gordon, author, *The Energy Bus*



"BB&T associates understand life is not about material possessions. It's about leaving a legacy – being a giver, not a taker, someone who lives on purpose."

Thomas Ransom, BB&T Market President, Bethesda, Maryland, accepting the Montgomery County Chamber of Commerce corporate social responsibility award

In 2009, as the recession tightened its grip, Thomas Ransom arrived as market president for BB&T in Montgomery County and immediately asked Chamber of Commerce CEO Gigi Godwin how the bank could help with Project Lighthouse. His priority: nonprofits serving the next generation of leaders. Since then, Thomas and more than 80 BB&T associates have stuffed backpacks with food for school kids who otherwise would go hungry on weekends, sponsored a special children's theater performance for kids who had never been to a play, taught financial literacy and much more. For Hearts & Homes for Youth, BB&T crews did "extreme makeovers" of three shelters for abused and neglected boys and girls – painting, refurnishing, landscaping, and earning the trust of residents accustomed to disappointment. "They showed our kids BB&T isn't some inanimate object, but a bank with a soul, a dedication that is wide and deep," said Hearts & Homes CEO and Founder Rex Smith.

Left to right: Thomas Ransom, Market President, BB&T; Rex Smith, President/CEO, Hearts & Homes for Youth; Gigi Godwin, CEO, Montgomery County Chamber of Commerce, on the front steps of Helen Smith Girls' Home, one of the shelters operated by Hearts & Homes

Strong Returns Through the Cycle

Return on Average Assets


1.50%
1.00
0.50
0.00
-0.50
-1.00
(Percent)
2009
2010
2011
2012
2013
0.56%
0.54%
0.50%
-0.82%
0.82%
0.86%
1.14%
1.09%
1.24%
1.11%
BB&T
Peers

Return on Average Common Equity


15.0%
10.0
5.0
0.0
-5.0
-10.0
-15.0
(Percent)
2009
2010
2011
2012
2013
4.9%
4.9%
3.3%
-13.0%
7.5%
7.2%
10.4%
9.5%
10.6%
9.8%
BB&T
Peers

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Excludes impact of tax-related charges during 2013

Source: SNL and Company Reports

Underscoring each objective is a laser focus on our vision, and a mission dedicated to the success of our clients, associates, communities and shareholders.

Our Key Strategic Objectives for 2014

We believe the key to leadership and success is to start with a clearly stated vision, then have a solid strategy to get you from where you are today to where you want to be. To achieve our vision – creating the best financial institution possible – each year BB&T's senior management team sets our strategic objectives and then constantly monitors our progress.

The first step is to recognize the economic environment, competitive landscape and other realities that both present opportunities and pose challenges as we pursue our objectives. We never sugarcoat the challenges. For 2014, relatively low interest rates by historic standards will continue to constrain banks' net interest margin, a key driver of profitability. While businesses are growing more optimistic about the economy, their appetite for loans and investment is still tempered by anxiety over healthcare and other costs, uncertain tax policy and increasing regulation.

Banking industry overcapacity and intense competition also remain challenges, but we believe BB&T is well positioned to take advantage as the industry consolidates. I am hopeful the mergers-and-acquisitions logjam will begin to break in 2014. More positive leadership and regulatory certainty in Washington will play a role, but the most powerful force is the long-term consolidation trend that has reduced the number of U.S. banks by nearly half to about 7,000 over the last 20 years. I continue to believe BB&T's long-term performance and strategy positions us to be among the relatively small number of regional banks, along with a few national banks, that will dominate the industry over the next decade.

That consolidation will be positive for the industry and – with our discipline to select only strategic acquisitions that meet our rigorous criteria – it will be very positive for BB&T and our shareholders. The key to positioning ourselves to take advantage of consolidation and other opportunities is a superior earnings-per-share growth rate without sacrificing the fundamental quality and long-term competitiveness of our business, nor taking unreasonable risk. Stated simply, we don't believe in growth for growth's sake. When growing through organic expansion or acquisition makes sense and enhances our ability to perform better for our constituents, then we should do it. When it doesn't make sense, we should not.

For BB&T, we believe opportunities abound in 2014: our many revenue opportunities, a lower loan loss provision made possible by our superior credit quality and an increasingly profitable mix of loans and deposits, to mention a few. The strategic objectives that will help us seize the opportunities are outlined on the following pages. Underscoring each objective is a laser focus on our vision and a mission dedicated to the success of our clients, associates, communities and shareholders.

"Highest in Customer Satisfaction among Mortgage Servicing Companies, Four Years in a Row."


J.D.POWER
J.D.POWER
D.POWER
J.D.POWER

Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2013 Primary Mortgage Servicer Study℠. The results were based on responses from 4,669 homeowners regarding their experiences with their primary mortgage services. Proprietary study results are based on experiences and perceptions of consumers surveyed between April and May 2013. Your experiences may vary. Visit jdpower.com.

GREENWICH ASSOCIATES Greenwich Excellence

Winner of 20 Excellence Awards from Greenwich Associates: 15 National Awards and 5 Regional Awards

Received 103 awards since 2009, more than any other bank

Greenwich Associates 2013 U.S. Middle Market Banking Study and U.S. Small Business Banking Study

Deliver the BB&T Value Promise, Thereby Creating the Perfect Client Experience

We recognize that most banks offer similar products and services. To distinguish BB&T, our first mission is not to simply sell products and services, but to help our clients achieve economic success and financial security. Similarly, our core strategy is not to simply sell at the lowest price, but to deliver the best value proposition in the marketplace. That value is based on quality over price. During the volatile last several years, consumers turned to financial institutions they could trust – and that offered the best service quality. BB&T's commitment to our value promise to our clients and our overarching commitment to live our values have been the keys to our success.

In turn, delivering on our value promise is possible in large part because of BB&T's commitment to community banking. Our community bankers are visible, local leaders who are empowered to make most decisions locally. At the same time, they offer clients access to the diverse products and services of the nation's ninth-largest bank, ranging from insurance and investments to capital markets and wealth management. Our client-centered relationships are built on BB&T's Perfect Client Experience – service that is reliable, responsive, empathetic and competent – delivered to every client, every day.

Of course, lofty claims of superior service are easy to make. At BB&T, we are proud to have earned consistent independent validation of our service quality. J.D. Power and Associates ranked BB&T highest in customer satisfaction among primary U.S. mortgage servicing companies, the first time a company has won the award for four straight years. Greenwich Associates singled out BB&T's small business and middle market banking groups for 103 awards since 2009 – more than any other bank – based on interviews with more than 17,000 U.S. small businesses and nearly 14,000 middle-market companies. Maritz Research's survey of retail clients again ranked BB&T No. 1 among our in-market peers in clients' overall bank satisfaction, overall branch satisfaction and likelihood to bank with us in the future. Keystone Competitive Research named BB&T's retail banking website No. 1 in overall customer experience for the second year in a row. Other independent groups recognized BB&T's industry-leading performance in services ranging from equity research and financial advising to college banking service.

Sadly, the financial services industry has a poorer reputation than any other major sector of the U.S. economy, according to a 2013 survey of bank reputation by *American Banker*. While that view may not be surprising after the financial-markets crisis, I believe it is misplaced because banks have played a central role in the economic recovery. I also believe consumers increasingly will recognize our industry's value as banks continue to stimulate economic growth and create jobs. BB&T will help lead the transformation of public opinion with our unmatched Perfect Client Experience and our tireless efforts to make our communities better places to live.

Ensure a Strong Associate Value Proposition

Closely related to BB&T's value promise to clients is our value proposition to our associates. We cannot deliver superior service quality without superior-performing associates. We recognize that superior performance doesn't happen magically. It must be taught. That's why we invest so much time talking to our associates about BB&T's values. It's also why we devote so much energy developing leaders who can effectively communicate those values.

We demonstrate our values by starting with a positive work environment, including continued pay raises even during tough economic times, extensive health and wellness benefits and a retirement program offering both a pension and employer-matched 401(k) plan. We believe that is reflected in our low associate turnover rate and the consistently high scores in our annual anonymous survey of associates.

Delivering on All Components of Profitability

Strong Efficiency Ratio


65.0%
60.0
55.0
50.0
45.0
(Percent)
63.4%
63.5%
63.7%
60.8%
59.2%
58.5%
55.2%
54.3%
53.9%
50.4%
2009
2010
2011
2012
2013
BB&T
Peers

The efficiency ratio reflects the cost to produce each dollar of revenue, expressed as a percentage, i.e., lower percentages represent more efficient operations.

Growth in Fee Income Ratio


45.0%
43.0
41.0
39.0
37.0
35.0
(Percent)
43.2%
42.8%
42.5%
41.0%
39.7%
39.9%
37.7%
38.0%
37.5%
37.1%
2009
2010
2011
2012
2013
BB&T
Peers

A higher fee income ratio indicates a bank is producing more of its net operating revenue from non-interest income and has more diverse sources of revenue.

Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, USB and ZION

Source: SNL and Company Reports

Values form the foundation of everything we do at BB&T. Those core values haven't changed in decades, but bear repeating here just as we constantly repeat them to our associates: *Character* that depends on honesty and integrity; *judgment* that requires reason, recognizing reality and independent thinking; *success* that results from productivity, teamwork and justice; and ultimately *happiness*, which is built on self-esteem and pride.

BB&T's associate training program, ranked best in the financial services industry by *Training Magazine*, focuses heavily on leadership because we believe everyone can become a good leader with continuous coaching, positive reinforcement and honest feedback.

Supporting the communities where we work and live is a vital part of both BB&T's mission and the value proposition to our associates. BB&T has been blessed for a long time because our communities have supported us, and we have a responsibility to give back to them, particularly when times get tough. In 2009, we launched Project Lighthouse to help our communities as they struggled in a troubled economy. The concept was simple: we would dedicate $100 per associate, as well as at least four volunteer hours on company time, for the betterment of our communities. After five years, Project Lighthouse has touched the lives of more than 8 million people. Our associates have volunteered 265,000 hours to complete 5,500 community service projects aimed at helping those needing a hand. Associates regularly tell me those efforts – including other projects outside of Lighthouse, which 85% of our associates participate in – make them proud to work at BB&T. It also makes me tremendously proud of our associates.

We also reach out to the youth in our communities by sponsoring financial literacy programs in 1,300 high schools to help students learn about the responsible use of credit and other lessons to prepare for economic success and financial security. BB&T is the nation's largest sponsor of EverFi programs, a web-based financial literacy curriculum.

Underlying our associate value proposition is a simple but powerful message: Our ultimate goal in supporting the community is not to gain recognition or even promote products, but to make our communities better places to be by doing all we can to make a positive, meaningful difference in the lives of as many people as possible.

Accelerate Revenue Growth in a Very Competitive Environment

BB&T is positioned for accelerated revenue growth because of our balanced approach and diversified businesses. Geographically, our steadily growing primary markets in the Southeast and Mid-Atlantic are balanced with opportunities for rapid expansion in robust Texas, BB&T's newest market, and building out other attractive, relatively new markets in Florida and Alabama. Our balance is also reflected in BB&T's sources of revenue, with roughly half coming from our core community banking operations and half from our national fee-income businesses. The diversification of those businesses has driven our revenue growth much faster than the median level of our peers. BB&T's fee-income businesses also diversify our balance sheet through non-real estate loans and low-cost deposits, bolster our margins through strong, risk-adjusted yield and sustain our profitability in slower economic cycles.

Our investments in Texas in 2013 increased our visibility and clout in a state that is among the nation's fastest growing, with some 1,000 people migrating there every day. We completed opening 30 new commercial branches in the vibrant Dallas, Houston, Austin and San Antonio markets. In December, we added balance to our developing Texas franchise by agreeing to acquire 21 retail



"We are a bank. We still like to lend. We focus on building long-term partnerships, not just the next transaction or the next fee."

Michael Laurie, Team Leader of BB&T's Food, Agribusiness and Beverage Corporate Banking Group in Chicago

BB&T extended the reach of our national corporate banking strategy with a new Chicago office, home to bankers covering the Midwest's robust industrial, consumer and service sectors and specialized bankers focused on the food, agribusiness and beverage industries. BB&T's corporate bankers – with long tenures in the Midwest – and our strong balance sheet resonate with large corporate clients familiar with our other established national businesses to meet their needs for capital and other financial services. BB&T has a long history in agriculture, and the new food, agribusiness and beverage team is a perfect complement to BB&T Capital Market's existing expertise in equity research and investment banking. Deep industry knowledge is a key differentiator for companies in this sector that value our bankers' experience and understanding of specific issues that affect companies across the "food chain." BB&T also has opened new corporate banking offices in New York, Cincinnati, San Francisco and Irvine, California.

Left to right: Michael Laurie, Senior Vice President, Corporate Banking Team Leader, Food, Agribusiness and Beverage Group, BB&T; Kurt Anstaett, Senior Vice President, Corporate Banker, BB&T; John Malloy, Senior Vice President, Corporate Banker, BB&T; Gaby Uzdin, Sales & Service Officer, Food, Agribusiness and Beverage Group, BB&T

branches in Austin, San Antonio and Bryan-College Station – a new market for us and home of fast-growing Texas A&M University, where we will immediately gain the No. 1 market share. BB&T's five markets are home to about 20 million of the state's 26.5 million residents.

BB&T's value proposition plays well in Texas with our strong values and proven track record of serving clients and communities. Many of BB&T's new associates have long tenures in Texas community banking, so we have Texans serving Texans. In three years, starting with 22 branches and ranked 53rd in market share when we entered the state in 2009 with the Colonial acquisition, BB&T will become a top 20 bank in Texas with 81 financial centers, $2.8 billion of deposits and $2.1 billion of loans when our pending acquisition closes. Our presence extends well beyond our core bankers, who join colleagues in BB&T businesses ranging from capital markets serving the booming energy sector to investment services and auto finance. We believe our Texas model has the potential to be replicated in other attractive regions such as the Midwest.

BB&T's national corporate banking group continues to expand in attractive markets including the Midwest, with a new team of experienced bankers in Chicago. Among other industries, the team will serve food, agribusiness and beverage companies, tapping the region's rich concentration of producers, processors and packagers. With more "feet on the street" in Chicago and other key national markets including Dallas, Cincinnati, New York, San Francisco and Irvine, California, BB&T's corporate banking team is winning multifaceted relationships at a time when several major corporate banking lenders downsized or disappeared. In addition to corporate banking services ranging from loan syndications to treasury management, the relationships often grow to include opportunities for other BB&T businesses such as McGriff, Seibels & Williams insurance brokerage and Grandbridge Real Estate Capital.

BB&T Insurance Holdings, the nation's sixth-largest insurance broker, has become an even bigger driver of our diversification, now accounting for 16% of total revenue. To put that in perspective, insurance revenue is two-and-a-half times greater than our mortgage banking income, a more volatile source of income that declined 33% as the refinancing boom ebbed in 2013 – causing sharp cutbacks by banks not as well diversified. We are realizing the full benefits of our 2012 Crump Group acquisition, which doubled our wholesale revenue and added a rich new line of life insurance products that complement BB&T's wealth management, investment services and other businesses. In 2013, our employee benefits consulting operations launched two private insurance exchanges to offer employers and employees more health insurance options. With the transformation of the nation's healthcare market, the potential is huge: By 2017, nearly 20% of employees nationwide could get their health insurance through a private exchange, according to Accenture Research. Meanwhile, Precept Group, BB&T's employee-benefits consulting firm based in California, is a leader in advising small businesses on healthcare costs and other issues. And as insurance premiums rise, we are well positioned with AFCO/CAFO Prime Rate, the largest insurance premium finance company in the U.S. and Canada.

We are attracting baby boomers and more affluent clients to three synergistic businesses: BB&T Wealth, which manages just under $50 billion in client assets and has a new office in Dallas; BB&T Scott & Stringfellow, our brokerage and financial services firm with new offices in Florida and plans to expand throughout the Southeast and mid-Atlantic; and our trust business, which turned in record income in 2013.

With the exception of mortgage banking income, we expect growth in all of our fee-based businesses in 2014. We also expect continued improvement in loan demand, with growth in important BB&T categories including auto dealer finance and the multifamily, office and retail sectors of commercial real estate. Our specialized lending subsidiaries provide another important source of diversification.

On the deposit side, we continue to improve the mix and lower the cost by focusing on noninterest-bearing deposits, while not pursuing more expensive time deposits. A key growth area is BB&T@Work, a premium package of financial products and services for employees of participating companies.

Develop the Risk Management Culture Throughout the Organization to Position the Bank to Take Advantage of Opportunities

The conservative nature of BB&T's risk management culture has served us well for 142 years, most recently when we – and the entire banking industry – were tested during the "Great Recession." We were proud to be one of the few banks to remain profitable throughout the financial-markets crisis and now, as the economy improves, we're pleased by our outstanding credit quality measures. Our inflows of nonperforming assets continue to decline and are at the lowest level since the pre-crisis year of 2007.

Unfortunately, memories are short, and complacency is now one of our industry's biggest risks. We believe some lenders have again taken on too much credit risk to cushion the blow from lower mortgage-banking revenue amid intensifying competition for commercial loans. Instead, BB&T has reaffirmed our commitment to risk management with safeguards that clearly establish our risk parameters.

For example, we provide independent oversight of all risk-taking activities; translate risk appetite into prudent risk processes through effective policies, procedures and limits; and identify, assess, measure, control, monitor and report for seven risk types: credit, market, liquidity, operational, regulatory, reputation and strategic. Our senior management Risk Management Committee evaluates the assessment of risk appetite on a quarterly basis.



"BB&T's deal made the most financial sense, and we have a comfort level that we can pick up the phone anytime and get an answer."

Labinco Clarke, Chief Financial Officer, Brazos Presbyterian Homes

BB&T faced an obstacle when first bidding for the business of Brazos Presbyterian Homes, a Houston-based retirement community operator. It was 2009, and BB&T's Texas expansion had not yet begun. "I didn't know anything about BB&T," recalls Brazos CEO Sheryl Callahan. But BB&T's Capital Markets group's responsiveness, industry expertise and competitive terms convinced Brazos that BB&T was the right partner. Our team created a phased financing approach that included four debt issuances utilizing multiple structures, totaling $132.5 million. Along the way, BB&T provided the capital for a 14-story expansion project – and saved Brazos about $500,000 in annual interest expense when Senior Vice President Brandon Powell persuaded Brazos' board to fund part of the financing when interest rates were lower. Financing nonprofit healthcare providers like Brazos is a priority for BB&T Healthcare Finance, one of 11 Capital Markets' industry specialties. And Texas represents a significant opportunity: BB&T has financed six Texas retirement community projects in the last two years.

Left to right: Sheryl Callahan, Chief Executive Officer, Brazos Presbyterian Homes; Labinco Clarke, Chief Financial Officer, Brazos Presbyterian Homes; Sam Mintz, Vice President, BB&T Scott & Stringfellow; Brandon Powell, Senior Vice President, Healthcare Finance Group, BB&T Capital Markets; Carl Shafer, Senior Vice President, Healthcare Corporate Banking, BB&T Capital Markets; William J. Toomey II, President, Houston & Central Texas Region, BB&T

Strong Risk-Adjusted Returns

Return on Risk-Weighted Assets


2.00%
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
(Percent)
2009
2010
2011
2012
2013
0.70%
0.67%
1.06%
1.54%
1.63%
0.57%
1.00%
1.28%
1.32%
-0.92%
BB&T
Peers

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Excludes impact of tax-related charges during 2013

Source: SNL and Company Reports

Return on Average Tangible Common Equity


20.00%
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
(Percent)
2009
2010
2011
2012
2013
9.45%
8.73%
12.60%
17.39%
17.49%
4.44%
10.34%
13.24%
13.22%
-10.81%
BB&T
Peers

Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB and ZION

Excludes impact of tax-related charges during 2013

Source: SNL and Company Reports

We also have invested in new automated systems that provide improved financial information both internally and externally.

Our five-year strategy to diversify BB&T's balance sheet has resulted in reduced exposure to more volatile real estate and increased our focus on more stable commercial and industrial loans, while improving the quality of our deposit structure. We have reduced our exposure to land and construction loans by 80% since 2007.

Our community bankers are linked to enhanced support from BB&T's Credit Administration, with six credit centers throughout our banking markets. The partnership reduces variability in credit disciplines, while continuing to allow our community bankers autonomy in making most decisions locally.

In 2013, when BB&T's capital planning processes were scrutinized by the federal regulators, we were heartened by independent affirmation of our risk management culture. In one report, the Fitch ratings agency noted that BB&T's "overall credit profile is still underpinned by a conservative risk culture and consistent performance through the most recent downturn."

As our nation's economy improves, we believe BB&T's long tradition of conservative risk management, combined with our enhanced risk assessment resources, strongly positions us to take advantage of immediate and long-term opportunities, while continuing to meet our obligation to provide shareholders a safe and sound investment.

Optimize Cost Structure by Reconceptualizing and Enhancing the Effectiveness of Our Businesses

Relentless competition forces all banks to confront an undeniable mandate: we must constantly find ways to reduce expenses and become more efficient. This challenge has become even tougher in the last several years as new regulatory requirements have led to increased embedded costs. Superior performance is simply impossible without disciplined cost consciousness.

In 2013 we addressed the need to make investments in automated systems and operational structures to increase our efficiency for the long term. For example, we invested in general ledger and commercial loan systems to make needed updates. We also made changes to drive revenue growth with lower costs in our community bank, including closing suboptimal branches and reducing administrative positions and market regions. We restructured and centralized our mortgage operation to increase efficiency and more effectively comply with new regulations.

Importantly, we did not take the easy, and ultimately counterproductive, route by making large, across-the-board cuts to our staffing levels – a top-down approach followed by many of BB&T's competitors. We believe that approach causes unnecessary fear and anxiety, sapping morale, and often postpones and masks the need for more systematic changes. Instead, we are upfront with our associates about the cost-control realities we face, and then challenge them to help redesign their businesses for greater efficiency. Not surprisingly, the associates closest to the business often know best what can change to both lower cost and improve performance.

While the investments and changes caused a temporary spike in our expenses in 2013, they positioned BB&T for long-term gain that will enable us to continue to outperform our peers. Our efficiency ratio – which measures expenses as a percentage of revenues, so lower percentages signal improved performance – increased in 2013 to 58.5%, though still compared favorably with our peer average of 63.7%. But now, as we increasingly realize the efficiencies of new systems and other changes, we expect our efficiency ratio to improve and our expenses to trend lower throughout 2014. By year-end, we expect the efficiency ratio to be in the 55% to 56% range as we work to move to our longer-term goal of 52%. The reduced expenses and increased efficiencies already began to appear in the fourth quarter of 2013, with a 4% annualized decline in noninterest expenses and improvement in the efficiency ratio from the third quarter.

We know a constant focus on cost control is not the most enjoyable part of our job as bankers, and often can be painful. But it is a prime example of one of BB&T's most important values – recognizing reality – and ultimately enables us to thrive at the part of our job that *is* the most enjoyable: helping our clients achieve economic success and financial security.

I have never been prouder as we worked together to overcome the challenges of 2013 and position BB&T for more growth and success in 2014 and beyond.

Thank You

For more than 35 years, including nearly two decades as BB&T's Chief Executive Officer, John Allison has been a leader who has guided and inspired us to be "the best of the best." After retiring as CEO in 2008 and as chairman in 2009 as part of our systematic succession plan, he has continued to offer his wise counsel as a member of BB&T's board of directors. As of our April 29, 2014 annual meeting, John will retire from the board and devote more time to the Cato Institute, where he is president and CEO.

The importance of John's leadership is immeasurable. He presided over BB&T's transformation into one of the nation's highest performing financial services companies – growing from an eastern North Carolina farm bank to the 14th largest financial holding company spread over 11 states with $152 billion in assets when he retired as CEO. His firm belief in free markets has long been the compass of our values-driven bank.

I also would like to express my deep appreciation to Robert E. Greene, who is retiring effective March 31, 2014. In 40 years at BB&T, Rob has excelled in many roles, ranging from his current position as manager of Administrative Services and president of our subsidiary Branch Banking and Trust Company to past jobs as regional credit executive and city executive. John and Rob will be missed.

A new addition to our Executive Management team is Robert J. Johnson, BB&T's general counsel, secretary and chief corporate governance officer. Bob is a proven leader who has guided the Legal Department and served as chief legal advisor to the Executive Management team and the boards of directors of BB&T Corp. and BB&T Bank since joining us in 2005.

A crucial part of BB&T's long-term success is our commitment to long-term continuity in our leadership team. Members of our Executive Management team have an average of 29 years of service, assuring the values that form our foundation endure for decades. At the same time, we recognize that we also must attract leaders from outside BB&T to constantly inject valuable fresh perspectives.

The dedication and deep commitment of BB&T's board of directors also has been crucial to our long-term optimum performance. They each have been instrumental in helping guide me and other BB&T leaders as we have navigated a challenging and rapidly changing environment.

I am equally indebted to our 33,696 associates, who inspire me every day with the many ways they help our clients and communities be successful.

I take it as a deep, personal responsibility that those associates and their families, those millions of clients and those thousands of communities are directly dependent on decisions we make. It is a very humbling experience. But it is also exciting to know that we can make a positive impact with our daily decisions.

There is no shortage of challenges in an unforgiving new banking world, with its ever-increasing competitive, economic and regulatory pressures. But I have never been prouder as we worked together to overcome the challenges of 2013 and position BB&T for more growth and success in 2014 and beyond.

Our community banking model produces the best value proposition in the marketplace. Our diversified, stable business mix is resilient in all operating environments. We are uniquely positioned in the vibrant Southeast and Mid-Atlantic regions, with untapped and bountiful opportunities in Texas and our other newer markets.

By staying true to our vision, mission and values and reaffirming our faith in the power of positive leadership, and with your continuing support, I am confident that our best days are ahead.

Kelly S. King

Kelly S. King
Chairman and Chief Executive Officer
February 24, 2014



Executive Management

Daryl N. Bible
Senior Executive Vice President and Chief Financial Officer

Ricky K. Brown
Senior Executive Vice President and President, Community Banking

Barbara F. Duck
Senior Executive Vice President and Enterprise Risk Manager

Donna C. Goodrich
Senior Executive Vice President and Deposit Services Manager

Robert E. Greene
Senior Executive Vice President and Administrative Group Manager

Christopher L. Henson
Chief Operating Officer

Robert J. Johnson
General Counsel, Secretary and Chief Corporate Governance Officer

Kelly S. King
Chairman and Chief Executive Officer

Clarke R. Starnes III
Senior Executive Vice President and Chief Risk Officer

Steven B. Wiggs
Senior Executive Vice President and Chief Marketing Officer and Lending Group Manager

Cynthia A. Williams
Senior Executive Vice President and Chief Corporate Communications Officer

W. Rufus Yates
Senior Executive Vice President and Capital Markets Manager

Standing left to right: Barbara Duck, Daryl Bible, Ricky Brown, Kelly King, Chris Henson, Clarke Starnes, Steve Wiggs
Seated left to right: Bob Johnson, Donna Goodrich, Rob Greene, Cynthia Williams, Rufus Yates

Corporate Board of Directors

Jennifer S. Banner
Chief Executive Officer
Schaad Companies, LLC
and President and CEO
SchaadSource, LLC
Knoxville, Tenn.

K. David Boyer, Jr.
Chief Executive Officer
GlobalWatch
Technologies, Inc.
Oakton, Va.

Anna R. Cablik
President
Anasteel & Supply
Company, LLC and
Anatek, Inc.
Marietta, Ga.

Ronald E. Deal
Chairman
Wesley Hall, Inc.
Hickory, N.C.

James A. Faulkner
Retired CEO
Century South Banks
Dahlonega, Ga.

I. Patricia Henry
Retired Director
of Strategic Projects
Miller Brewing Co.
Stone Mountain, Ga.

John P. Howe III, M.D.
President and
Chief Executive Officer
Project HOPE
(Health Opportunities
for People Everywhere)
Washington, D.C.

Eric C. Kendrick
President
Mereck Associates, Inc.
Arlington, Va.

Kelly S. King
Chairman and
Chief Executive Officer
BB&T Corporation
Winston-Salem, N.C.

Louis B. Lynn
President and Chief
Executive Officer
ENVIRO AgScience, Inc.
Columbia, S.C.

Edward C. Milligan
Retired Chairman
Main Street Banks, Inc.
Marietta, Ga.

Charles A. Patton
Consultant
Former President and CEO
Virginia First Savings Bank
Hopewell, Va.

Nido R. Qubein
President
High Point University
Chairman
Great Harvest Bread Co.
High Point, N.C.

Tollie W. Rich, Jr.
Retired Chief
Operating Officer
Life Savings Bank
Cape Coral, Fla.

Thomas E. Skains
Chairman, President and
Chief Executive Officer
Piedmont Natural
Gas Company, Inc.
Charlotte, N.C.

Thomas N. Thompson
President
Thompson Homes, Inc.
Representative
Kentucky House
of Representatives
Owensboro, Ky.

Edwin H. Welch, Ph.D.
President
University of Charleston
Charleston, W.Va.

Stephen T. Williams
President
A.T. Williams Oil Co.
Winston-Salem, N.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

Commission File Number: 1-10853

BB&T CORPORATION

(Exact name of Registrant as specified in its Charter)

North Carolina **(State of Incorporation)**	**56-0939887** **(I.R.S. Employer Identification No.)**
200 West Second Street **Winston-Salem, North Carolina** **(Address of principal executive offices)**	**27101** **(Zip Code)**

(336) 733-2000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	**Name of each exchange on which registered**
Common Stock, $5 par value	New York Stock Exchange
Depositary Shares each representing 1/1,000th interest in a share of Series D Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange
Depositary Shares each representing 1/1,000th interest in a share of Series E Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange
Depositary Shares each representing 1/1,000th interest in a share of Series F Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange
Depositary Shares each representing 1/1,000th interest in a share of Series G Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by references in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

At January 31, 2014, the Company had 710,891,276 shares of its Common Stock, $5 par value, outstanding. As of June 30, 2013, the aggregate market value of voting stock held by nonaffiliates of the Company was approximately $23.7 billion.

BB&T CORPORATION
Index
December 31, 2013

		Page Nos.
	PART I	
Item 1	Business	7
Item 1A	Risk Factors	21
Item 1B	Unresolved Staff Comments - (None to be reported)	
Item 2	Properties	29
Item 3	Legal Proceedings (see Note 12 and Note 14)	123, 127
Item 4	Mine Safety Disclosures - (Not applicable)	
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6	Selected Financial Data	33
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A	Quantitative and Qualitative Disclosures About Market Risk (see Market Risk Management)	73
Item 8	Financial Statements and Supplementary Data	
	Consolidated Balance Sheets	86
	Consolidated Statements of Income	87
	Consolidated Statements of Comprehensive Income	88
	Consolidated Statements of Changes in Shareholders' Equity	89
	Consolidated Statements of Cash Flows	90
	Notes to Consolidated Financial Statements	91
	Report of Independent Registered Public Accounting Firm	85
	Quarterly Financial Summary	82
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure - (None to be reported)	
Item 9A	Controls and Procedures	84
Item 9B	Other Information - (None to be reported)	
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	*
Item 11	Executive Compensation	*
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	*
Item 13	Certain Relationships and Related Transactions, and Director Independence	*
Item 14	Principal Accounting Fees and Services	*
	PART IV	
Item 15	Exhibits, Financial Statement Schedules	
	Financial Statements - (see Listing in Item 8 above)	
	Exhibits	150
	Financial Statement Schedules - (None required)	

* For information regarding executive officers, refer to "Executive Officers of BB&T" in Part I. The other information required by Item 10 is incorporated herein by reference to the information that appears under the headings "Proposal 1-Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders.

  The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Compensation Discussion and Analysis," "Compensation of Executive Officers," "Compensation Committee Report on Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation of Directors" in the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders.

  For information regarding the registrant's securities authorized for issuance under equity compensation plans, refer to "Equity Compensation Plan Information" in Part II.

  The other information required by Item 12 is incorporated herein by reference to the information that appears under the headings "Stock Ownership Information" and "Compensation of Executive Officers" in the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders.

  The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Corporate Governance Matters" and "Transactions with Executive Officers and Directors" in the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders.

  The information required by Item 14 is incorporated herein by reference to the information that appears under the headings "Fees to Auditors" and "Corporate Governance Matters" in the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders.

Glossary of Defined Terms

The following terms may be used throughout this Report, including the consolidated financial statements and related notes.

Term	Definition
2006 Repurchase Plan	Plan for the repurchase of up to 50 million shares of BB&T's common stock
ADC	Acquisition, development and construction
ACL	Allowance for credit losses
AFS	Available-for-sale
ALLL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
BankAtlantic	BankAtlantic, a federal savings association acquired by BB&T from BankAtlantic Bancorp, Inc.
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BB&T	BB&T Corporation and subsidiaries
BB&T FSB	BB&T Financial, FSB
BCBS	Basel Committee on Bank Supervision
BHC	Bank holding company
BHCA	Bank Holding Company Act of 1956, as amended
Branch Bank	Branch Banking and Trust Company
CCAR	Comprehensive Capital Analysis and Review
CD	Certificate of deposit
CDI	Core deposit intangible assets
CFPB	Consumer Financial Protection Bureau
Colonial	Collectively, certain assets and liabilities of Colonial Bank acquired by BB&T in 2009
Company	BB&T Corporation and subsidiaries (interchangeable with "BB&T" above)
Council	Financial Stability Oversight Council
CRA	Community Reinvestment Act of 1977
CRE	Commercial real estate
Crump Insurance	The life and property and casualty insurance operations acquired from the Crump Group
DIF	Deposit Insurance Fund administered by the FDIC
Directors' Plan	Non-Employee Directors' Stock Option Plan
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EPS	Earnings per common share
ERP	Enterprise resource planning
EU	European Union
EVE	Economic value of equity
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHA	Federal Housing Administration
FHC	Financial Holding Company
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association
FRB	Board of Governors of the Federal Reserve System
FTE	Fully taxable-equivalent
FTP	Funds transfer pricing
GAAP	Accounting principles generally accepted in the United States of America
GNMA	Government National Mortgage Association
Grandbridge	Grandbridge Real Estate Capital, LLC
GSE	U.S. government-sponsored enterprise
HTM	Held-to-maturity
IMLAFA	International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001
IPV	Independent price verification
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.

Term	Definition
LHFS	Loans held for sale
LIBOR	London Interbank Offered Rate
LOB	Line of business
MBS	Mortgage-backed securities
MRLCC	Market Risk, Liquidity and Capital Committee
MSR	Mortgage servicing right
MSRB	Municipal Securities Rulemaking Board
NIM	Net interest margin
NPA	Nonperforming asset
NPL	Nonperforming loan
NPR	Notice of Proposed Rulemaking
NYSE	NYSE Euronext, Inc.
OAS	Option adjusted spread
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income (loss)
OREO	Other real estate owned
OTS	Office of Thrift Supervision
OTTI	Other-than-temporary impairment
Parent Company	BB&T Corporation, the parent company of Branch Bank and other subsidiaries
Patriot Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
Peer Group	Financial holding companies included in the industry peer group index
Reform Act	Federal Deposit Insurance Reform Act of 2005
RMO	Risk Management Organization
RSU	Restricted stock unit
RUFC	Reserve for unfunded lending commitments
S&P	Standard & Poor's
SBIC	Small Business Investment Company
SCAP	Supervisory Capital Assessment Program
SEC	Securities and Exchange Commission
Short-Term Borrowings	Federal funds purchased, securities sold under repurchase agreements and other short-term borrowed funds with original maturities of less than one year
Simulation	Interest sensitivity simulation analysis
TBA	To be announced
TDR	Troubled debt restructuring
U.S.	United States of America
U.S. Treasury	United States Department of the Treasury
UPB	Unpaid principal balance
VA	U.S. Department of Veterans Affairs
VaR	Value-at-risk
VIE	Variable interest entity

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the financial condition, results of operations, business plans and the future performance of BB&T that are based on the beliefs and assumptions of the management of BB&T and the information available to management at the time that these disclosures were prepared. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," "could," and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Such factors include, but are not limited to, the following:

- general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit, insurance or other services;

- disruptions to the credit and financial markets, either nationally or globally, including the impact of a downgrade of U.S. government obligations by one of the credit ratings agencies and the adverse effects of recessionary conditions in Europe;
- changes in the interest rate environment and cash flow reassessments may reduce NIM and/or the volumes and values of loans made or held as well as the value of other financial assets held;
- competitive pressures among depository and other financial institutions may increase significantly;
- legislative, regulatory or accounting changes, including changes resulting from the adoption and implementation of the Dodd-Frank Act may adversely affect the businesses in which BB&T is engaged;
- local, state or federal taxing authorities may take tax positions that are adverse to BB&T;
- a reduction may occur in BB&T's credit ratings;
- adverse changes may occur in the securities markets;
- competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T;
- natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers;
- costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected;
- expected cost savings or revenue growth associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames;
- significant litigation could have a material adverse effect on BB&T;
- deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions may be greater than expected; and
- cyber-security risks, including "denial of service," "hacking" and "identity theft," could adversely affect our business and financial performance, or our reputation.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Actual results may differ materially from those expressed in or implied by any forward-looking statement. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ITEM 1. BUSINESS

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its bank subsidiary, Branch Bank, and other nonbank subsidiaries.

Operating Subsidiaries

Principal operating subsidiaries include the following:

- Branch Banking and Trust Company, Winston-Salem, North Carolina
- BB&T Securities, LLC, Richmond, Virginia
- Regional Acceptance Corporation, Greenville, North Carolina
- American Coastal Insurance Company, Davie, Florida
- Sterling Capital Management, LLC, Charlotte, North Carolina

Branch Bank, BB&T's largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals, through 1,825 offices (as of December 31, 2013). BB&T FSB was merged into Branch Bank effective January 1, 2013. Branch Bank's principal operating subsidiaries include:

- BB&T Equipment Finance Corporation, based in Charlotte, North Carolina, which provides loan and lease financing to commercial and small businesses;
- BB&T Insurance Services, Inc., headquartered in Raleigh, North Carolina, which offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;
- BB&T Investment Services, Inc., a registered broker-dealer located in Charlotte, North Carolina, which offers clients non-deposit investment products, including discount brokerage services, equities, fixed-rate, variable-rate and index annuities, mutual funds, government and municipal bonds, and money market funds;
- CRC Insurance Services, Inc., based in Birmingham, Alabama, which is a wholesale insurance broker authorized to do business nationwide;
- Crump Life Insurance Services, Inc., based in Pennsylvania, which is a wholesale insurance broker authorized to do business nationwide;
- Grandbridge, based in Charlotte, North Carolina, which specializes in arranging and servicing commercial mortgage loans;
- McGriff, Seibels & Williams, Inc., based in Birmingham, Alabama, which is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial clients, including many Fortune 500 companies; and
- Prime Rate Premium Finance Corporation, Inc., located in Florence, South Carolina, and its subsidiaries, which include AFCO Credit Corporation, that provide insurance premium financing to clients in the United States and Canada.

Major Nonbank Subsidiaries

BB&T also has a number of nonbank subsidiaries, including:

- American Coastal Insurance Company, an admitted Florida specialty insurance company that underwrites property insurance risks for commercial condominium or cooperative associations;

- BB&T Securities, LLC, which is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. BB&T Securities, LLC also provides correspondent clearing services to broker-dealers and entities involved in the securities industry;

- Regional Acceptance Corporation, which specializes in indirect financing for consumer purchases of primarily mid-model and late-model used automobiles; and

- Sterling Capital Management, LLC, a registered investment advisor, which provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies.

Services

BB&T's subsidiaries offer a variety of services targeted to retail and commercial clients. BB&T's objective is to offer clients a full array of products to meet all their financial needs.

Retail Services:
- Asset management
- Automobile lending
- Bankcard lending
- Consumer finance
- Home equity lending
- Home mortgage lending
- Insurance
- Investment brokerage services
- Mobile/online banking
- Payment solutions
- Retail deposit services
- Sales finance
- Small business lending
- Wealth management/private banking

Commercial Services:
- Asset management
- Association services
- Capital markets services
- Commercial deposit services
- Commercial finance
- Commercial middle market lending
- Commercial mortgage lending
- Corporate banking
- Institutional trust services
- Insurance
- Insurance premium finance
- International banking services
- Leasing
- Merchant services
- Mortgage warehouse lending
- Payment solutions
- Private equity investments
- Real estate lending
- Supply chain management

Market Area

The following table reflects BB&T's deposit market share and branch locations by state:

Table 1
BB&T Deposit Market Share and Branch Locations by State

	% of BB&T's Deposits (2)	Deposit Market Share Rank (2)	Number of Branches (3)
North Carolina (1)	23 %	2nd	358
Virginia	20	4th	365
Florida	15	6th	326
Georgia	11	5th	162
Maryland	7	7th	125
South Carolina	7	3rd	115
West Virginia	5	1st	78
Kentucky	4	4th	82
Alabama	4	4th	87
Tennessee	2	6th	52
Texas	1	37th	60
Washington, D.C.	1	7th	13

(1) Excludes home office deposits.
(2) Source: FDIC.gov-data as of June 30, 2013.
(3) As of December 31, 2013. Excludes two branches in Indiana.

BB&T operates in markets that have a diverse employment base covering numerous industries. Management strongly believes that BB&T's community bank approach to providing client service is a competitive advantage that strengthens the Company's ability to effectively provide financial products and services to businesses and individuals in its markets. Furthermore, BB&T believes its current market area will support growth in assets and deposits in the future.

Competition

The financial services industry is highly competitive, and change continues to occur in all aspects of BB&T's business. BB&T's subsidiaries compete actively with national, regional and local financial services providers, including banks, thrifts, securities dealers, mortgage bankers, finance companies and insurance companies. Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a variety of traditional and nontraditional alternatives. The industry continues to consolidate, which affects competition by eliminating some regional and local institutions, while strengthening the franchises of acquirers. For additional information concerning markets, BB&T's competitive position and business strategies, and recent government interventions see "Market Area" above and "General Business Development" below.

General Business Development

BB&T is a regional financial holding company. BB&T has maintained a long-term focus on a strategy that includes expanding and diversifying its franchise in terms of revenues, profitability and asset size. This strategy has historically encompassed both organic growth and acquisitions of complementary banks and financial businesses. During recent years, BB&T has focused more on organic growth, but is well positioned for strategic opportunities.

Merger and Acquisition Strategy

BB&T's growth in business, profitability and market share has historically been enhanced by strategic mergers and acquisitions. Management intends to remain disciplined and focused with regard to future merger and acquisition opportunities. BB&T will continue to assess bank and thrift acquisitions subject to market conditions, primarily within or contiguous to BB&T's existing footprint, and will pursue economically advantageous acquisitions of insurance agencies, specialized lending businesses, and fee income generating financial services businesses. BB&T's strategy is currently focused on meeting the following three acquisition criteria:

- must be strategically attractive – meaning that any bank acquisition should be in BB&T's existing footprint to allow for cost savings and economies of scale or in contiguous states to provide market diversification, or the transaction must be otherwise strategically compelling;
- any risk-related issues would need to be addressed; and
- must meet BB&T's financial criteria.

Regulatory Considerations

The following discussion describes elements of an extensive regulatory framework applicable to BHCs, FHCs and banks and contains specific information about BB&T. Regulation of banks, BHCs and FHCs is intended primarily for the protection of depositors, the DIF and the stability of the financial system, rather than for the protection of shareholders and creditors. As described in more detail below, comprehensive reform of the legislative and regulatory landscape occurred with the passage of the Dodd-Frank Act in 2010. Implementation of the Dodd-Frank Act and related rulemaking activities continued in 2013. In addition to banking laws, regulations and regulatory agencies, BB&T is subject to various other laws, regulations, supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of BB&T and its ability to make distributions to shareholders.

BB&T's earnings are affected by general economic conditions, management policies, changes in state and federal laws and regulations and actions of various regulatory authorities, including those referred to in this section. Proposals to change the laws and regulations to which BB&T is subject are frequently introduced at both the federal and state levels. The likelihood and timing of any such changes and the impact such changes may have on BB&T is impossible to determine with any certainty. The description herein summarizes the significant state and federal laws to which BB&T currently is subject. To the extent statutory or regulatory provisions are described in this section, such descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions.

Financial Regulatory Reform

During the past several years, there has been a significant increase in regulation and regulatory oversight for U.S. financial services firms, primarily resulting from the Dodd-Frank Act. The Dodd-Frank Act is extensive, complicated and comprehensive legislation that impacts practically all aspects of a banking organization, representing a significant overhaul of many aspects of the regulation of the financial services industry. The Dodd-Frank Act implements numerous and far-reaching changes that affect financial companies, including banks, BHCs and FHCs such as BB&T, by, among other things:

- requiring regulation and oversight of large, systemically important financial institutions by establishing an interagency council on systemic risk and implementation of heightened prudential standards and regulation by the FRB for systemically important financial institutions (including nonbank financial companies), as well as the implementation of the FDIC resolution procedures for liquidation of large financial companies to avoid market disruption;
- applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most BHCs, savings and loan holding companies and systemically important nonbank financial companies;
- limiting the FRB's emergency authority to lend to nondepository institutions to facilities with broad-based eligibility, and authorizing the FDIC to establish an emergency financial stabilization fund for solvent depository institutions and their holding companies, subject to the approval of Congress, the Secretary of the U.S. Treasury and the FRB;
- centralizing responsibility for consumer financial protection by creating an independent agency, the CFPB, with responsibility for implementing, enforcing and examining compliance with federal consumer financial laws;
- creating regimes for regulation of over-the-counter derivatives and non-admitted property and casualty insurers and reinsurers;

- requiring that any interchange transaction fee charged for a debit transaction be "reasonable and proportional" to the cost incurred by the issuer for the transaction, with regulations that establish such fee standards, eliminating exclusivity arrangements between issuers and networks for debit card transactions and limiting restrictions on merchant discounting for use of certain payment forms and minimum or maximum amount thresholds as a condition for acceptance of credit cards;

- implementing regulation of hedge fund and private equity advisers by requiring such advisers to register with the SEC;

- providing for the implementation of certain corporate governance provisions for all public companies concerning executive compensation;

- increasing the FDIC's deposit insurance limits permanently to $250,000 for non-transaction accounts and changing the assessment base as well as increasing the reserve ratio for the DIF to ensure the future strength of the DIF; and

- reforming regulation of credit rating agencies.

Many of the provisions of the Dodd-Frank Act are subject to further rulemaking, guidance and interpretation by the applicable federal regulators. BB&T will continue to evaluate the impact of any new regulations so promulgated, including changes in regulatory costs and fees, modifications to consumer products or disclosures required by the CFPB and the requirements of the enhanced supervision provisions, among others.

As a BHC and an FHC under federal law, BB&T is subject to regulation under the BHCA and the examination and reporting requirements of the FRB. Branch Bank, a North Carolina state-chartered commercial bank, is subject to regulation, supervision and examination by the North Carolina Commissioner of Banks, the FDIC and the CFPB.

State and federal law govern the activities in which Branch Bank engages, the investments it makes and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect its operations. Branch Bank also is affected by the actions of the FRB as it attempts to control the monetary supply and credit availability in order to influence the economy.

In addition to federal and state banking laws and regulations, BB&T and certain of its subsidiaries and affiliates, including those that engage in securities underwriting, dealing, brokerage, investment advisory and insurance activities, are subject to other federal and state laws and regulations, and supervision and examination by other state and federal regulatory agencies and other regulatory authorities, including the SEC, FINRA, NYSE and various state insurance and securities regulators.

FHC Regulation

Under current federal law, as a BHC, BB&T has elected to become an FHC, which allows it to offer customers virtually any type of service that is financial in nature or incidental thereto, including banking and activities closely related thereto, securities underwriting, insurance (both underwriting and agency) and merchant banking. In order to qualify and maintain its status as an FHC, an FHC and all of its affiliated depository institutions must be well-capitalized and well-managed and have at least a satisfactory CRA rating. If the FRB determines that an FHC is not well-capitalized or well-managed, the company has a period of time to comply, but during the period of noncompliance, the FRB can place any limitations on the FHC that it believes to be appropriate. Furthermore, if the FRB determines that an FHC has not maintained a satisfactory CRA rating, the company will not be able to commence any new financial activities or acquire a company that engages in such activities, although the company will still be allowed to engage in activities closely related to banking and make investments in the ordinary course of conducting merchant banking activities.

Most of the financial activities that are permissible for FHCs also are permissible for a bank's "financial subsidiary," except for insurance underwriting, insurance company portfolio investments, real estate investments and development, and merchant banking, which must be conducted in an FHC. In order for a financial subsidiary of a bank to engage in permissible financial activities, federal law requires the parent bank (and its sister-bank affiliates) to be well-capitalized and well-managed; the aggregate consolidated assets of all of that bank's financial subsidiaries may not exceed the lesser of 45% of its consolidated total assets or $50 billion; the bank must have at least a satisfactory CRA rating; and, if that bank is one of the 100 largest national banks, it must meet certain financial rating or other comparable requirements.

Current federal law also establishes a system of functional regulation under which the FRB is the umbrella regulator for BHCs, but BHC affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the SEC for securities affiliates and state insurance regulators for insurance affiliates. Certain specific activities, including traditional bank trust and fiduciary activities may be conducted in the bank without the bank being deemed a "broker" or a "dealer" in securities for purposes of functional regulation. Although states generally must regulate bank insurance activities in a nondiscriminatory manner, states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain identifiable areas.

The Dodd-Frank Act establishes additional regulation for BHCs, which generally apply to BB&T. The Council is required under the Dodd-Frank Act to monitor emerging risks to financial stability, recommend heightened prudential standards for large, interconnected financial companies and require certain nonbank financial companies to be supervised by the FRB if their activities are determined to pose a risk to financial stability.

The Dodd-Frank Act also imposes new prudential regulation on depository institutions and their holding companies. The law imposes new, more stringent standards and requirements with respect to (1) bank and nonbank acquisitions and mergers, (2) FHCs engaged in "financial activities," (3) affiliate transactions and (4) proprietary trading, among other provisions.

Enhanced Supervision Standards for Systemically Important Financial Institutions

The Dodd-Frank Act requires the FRB to establish enhanced supervision and prudential standards applicable to large, interconnected financial institutions, including BHCs like BB&T, with total consolidated assets of $50 billion or more (often referred to as systemically important financial institutions). In December 2012, the FRB published a notice of proposed rulemaking to implement the enhanced prudential standards required to be established under section 165 of the Dodd-Frank Act and the early remediation requirements established under section 166 of the Dodd-Frank Act for foreign banking organizations and foreign nonbank financial companies supervised by the FRB. The enhanced prudential standards include risk-based capital and leverage requirements, liquidity standards, risk management and risk committee requirements, single-counterparty credit limits, stress test requirements and a debt-to-equity limit for companies that the Financial Stability Oversight Council has determined pose a grave threat to financial stability. In February 2014, the FRB issued the final rule on enhanced prudential standards.

Resolution Planning

FRB and FDIC regulations require "covered companies" such as BB&T and systemically important financial institutions such as Branch Bank to file, maintain and update plans for a rapid and orderly resolution in the event of material financial distress or failure (a "living will"). Both the FRB and the FDIC must review and approve BB&T's and Branch Bank's living wills and are authorized to impose restrictions on BB&T's and Branch Bank's growth and activities or operations if deemed necessary. BB&T's initial plans were submitted to the FRB and the FDIC in December 2013, and the public portion of the submission is available in the Additional Disclosures section of the Investor Relations site at www.bbt.com/about. Following the initial submission, BB&T is required to submit annual resolution plans by December 31 of each subsequent year.

CCAR and Stress Test Requirements

Current FRB rules require BHCs such as BB&T with $50 billion or more of total consolidated assets to submit annual capital plans based on pre-defined stress scenarios. Such BHCs will also be required to collect and report certain related data on a quarterly basis to allow the FRB to monitor the companies' progress against their annual capital plans. Covered BHCs, including BB&T, may pay dividends and repurchase stock only in accordance with a capital plan that has been reviewed by the FRB and as to which the FRB has not objected. The rules also require, among other things, that a covered BHC may not make a capital distribution unless, after giving effect to the distribution, it will meet all minimum regulatory capital ratios and have a ratio of Basel I Tier 1 common capital to risk-weighted assets of at least 5%. BB&T submitted its 2013 capital plan for review in January 2013 and was notified by the FRB in March 2013 that the FRB did not object to the continuation of dividend payments in the same amount as first quarter dividends, and that the FRB had no objection to the continued payment of preferred dividends; however the FRB did object to certain other elements of BB&T's capital plan which were unrelated to BB&T's capital strength, earnings power or financial condition. BB&T submitted a revised capital plan to the FRB in June 2013 and the FRB subsequently notified BB&T in August 2013 that it had no objection to the revised capital plan.

In addition to the CCAR process, the Dodd-Frank Act requires the FRB to conduct an annual supervisory stress test for BHCs such as BB&T with $50 billion or more of total consolidated assets and to conduct semi-annual company-run stress tests. In October 2012, the FRB adopted final stress testing rules for covered BHCs that describe the types of supervisory scenarios that may be provided in connection with the annual CCAR process and require that BB&T (as well as other covered BHCs) conduct a separate mid-year stress test, file the results of such test with the FRB in early July and publicly disclose details of the scenario and the impact on BHC capital by the end of September of each year. On September 20, 2013, BB&T released the results of its company-run midcycle stress test, which are available in the Additional Disclosures section of the Investor Relations site on www.bbt.com/about.

The Dodd-Frank Act also requires the FDIC to conduct an annual supervisory stress test for FDIC-insured state nonmember banks such as Branch Bank with $50 billion or more of total consolidated assets and requires such institutions to conduct annual company-run stress tests. The FDIC adopted final annual stress testing rules in October 2012. The results of the annual supervisory stress test are included in the annual capital plan submitted to the FDIC.

Acquisitions

BB&T complies with numerous laws related to its acquisition activity. Under the BHCA, a BHC may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any BHC or bank or merge or consolidate with another BHC without the prior approval of the FRB. Current federal law authorizes interstate acquisitions of banks and BHCs without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years; and subject to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law. These regulatory considerations are applicable to privately negotiated acquisition transactions.

Other Safety and Soundness Regulations

The FRB has enforcement powers over BHCs and their nonbanking subsidiaries. The FRB has authority to prohibit activities that represent unsafe or unsound practices or constitute violations of law, rule, regulation, administrative order or written agreement with a federal regulator. These powers may be exercised through the issuance of cease and desist orders, civil money penalties or other actions.

There also are a number of obligations and restrictions imposed on BHCs and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution is insolvent or is in danger of becoming insolvent. For example, under requirements of the FRB with respect to BHC operations, a BHC is required to serve as a source of financial strength to its subsidiary depository institutions and to commit financial resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the DIF as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the DIF. The FDIC's claim for reimbursement under the cross-guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institution.

Federal and state banking regulators also have broad enforcement powers over Branch Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors. The North Carolina Commissioner of Banks also has the authority to take possession of a North Carolina state bank in certain circumstances, including, among other things, when it appears that such bank has violated its charter or any applicable laws, is conducting its business in an unauthorized or unsafe manner, is in an unsafe or unsound condition to transact its business or has an impairment of its capital stock.

Payment of Dividends; Capital Requirements

The Parent Company is a legal entity separate and distinct from Branch Bank and its subsidiaries. The majority of the Parent Company's revenue is from dividends paid by Branch Bank. Branch Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, BB&T and Branch Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums, and to remain "well-capitalized" under the prompt corrective action regulations summarized elsewhere in this section. Federal banking regulators have indicated that banking organizations should generally pay dividends only if (1) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. BB&T's 2014 capital actions will depend on the FRB's review of BB&T's 2014 capital plan, which was submitted in January 2014.

North Carolina law states that, provided a bank does not make distributions that reduce its capital below its applicable required capital, the board of directors of a bank chartered under the laws of North Carolina may declare such distributions as the directors deem proper.

Capital Requirements

Information related to certain capital ratios is shown in the following table:

Table 2
Capital Adequacy Ratios
December 31, 2013

	Regulatory Minimum	Regulatory Minimum to be Well-Capitalized	BB&T	Branch Bank
Risk-based capital ratios:				
Tier 1 capital	4.0 %	6.0 %	11.8 %	11.9 %
Total risk-based capital	8.0	10.0	14.3	13.4
Tier 1 common capital	N/A	N/A	9.9	9.7
Tier 1 leverage capital ratio	3.0	5.0	9.3	9.4

The federal banking agencies, including the FRB and the FDIC, are required to take "prompt corrective action" in respect of depository institutions and their BHCs that do not meet minimum capital requirements. The law establishes five capital categories for insured depository institutions for this purpose: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." To be considered "well-capitalized" under these standards, an institution must maintain the ratios shown above and must not be subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

Federal law also requires the bank regulatory agencies to implement systems for "prompt corrective action" for institutions that fail to meet minimum capital requirements within the five capital categories, with progressively more severe restrictions on operations, management and capital distributions according to the category in which an institution is placed. Additionally, failure to meet capital requirements may cause an institution to be directed to raise additional capital. Federal law further mandates that the agencies adopt safety and soundness standards generally relating to operations and management, asset quality and executive compensation, and authorizes administrative action against an institution that fails to meet such standards.

In addition to the "prompt corrective action" directives, failure to meet capital guidelines may subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

U.S. Implementation of Basel III

In July 2013, the FRB published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules implement the BCBS's December 2010 framework, known as "Basel III," for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The rules substantially revise the risk-based capital requirements applicable to BHCs and depository institutions, including BB&T and Branch Bank, compared to the current U.S. risk-based capital rules. The rules define the components of capital and address other issues affecting the numerator in banking institutions' regulatory capital ratios. The rules also address risk weights and other issues affecting the denominator in banking institutions' regulatory capital ratios and replace the existing risk-weighting approach, which was derived from Basel I capital accords of the BCBS, with a more risk-sensitive approach based, in part, on the standardized approach in the BCBS's 2004 "Basel II" capital accords. The Basel III rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal banking agencies' rules. At December 31, 2013, BB&T would be considered a standardized approach banking organization and must comply with the new requirements beginning on January 1, 2015. Institutions with greater than $250 billion in assets or $10 billion in foreign assets would be considered an advanced approach banking organization, which requires a more conservative calculation of risk-weighted assets, with a compliance date of January 1, 2014.

The Basel III rules, among other things, (1) introduce a new capital measure referred to as common equity Tier 1; (2) specify that Tier 1 capital consist of Tier 1 common equity and additional Tier 1 capital instruments meeting specified requirements; (3) define Tier 1 common equity narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Tier 1 common equity and not to the other components of capital; and (4) expand the scope of the deductions/adjustments from capital as compared to existing regulations.

The Basel III rules prescribe a standardized approach for risk weightings that expand the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, resulting in higher risk weights for a variety of asset categories. More conservative risk-weighting of certain residential mortgage loans and the requirement to recognize in capital the value of unrecognized gains and losses in AFS securities were not retained. In addition, the rules provide more advantageous risk weights for derivatives and repurchase-style transactions cleared through a qualifying central counterparty and increase the scope of eligible guarantors and eligible collateral for purposes of credit risk mitigation.

The Basel III rules revise the "prompt corrective action" directives by establishing certain ratio levels for well-capitalized status. In addition to the minimum risk-based capital requirements, all banks must hold additional capital, the capital conservation buffer, to avoid being subject to limits on capital distributions, such as dividend payments, discretionary payments on Tier 1 instruments, share buybacks, and certain discretionary bonus payments to executive officers, including heads of major business lines and similar employees. The required amount of the capital conservation buffer will be phased-in annually through January 1, 2019.

In November 2013, the FDIC, FRB and OCC released a joint statement providing a notice of proposed rulemaking concerning the U.S. implementation of the liquidity coverage ratio rule. BB&T is currently evaluating the impact and has developed a program to ensure compliance with the applicable requirements. BB&T is implementing balance sheet changes to support its compliance with the rule. These actions include changing the mix of its investment portfolio to include more GNMA and U.S. Treasury securities, which qualify as Level 1 under the rule, and changing its deposit mix to reduce public funds deposits and increase retail and commercial deposits.

The following table summarizes the capital requirements and BB&T's internal targets under Basel III:

Table 3
Capital Under Basel III

	Minimum Capital	Well-Capitalized	Minimum Capital Plus Capital Conservation Buffer 2016	2017	2018	2019 (1)	BB&T Target
Common equity Tier 1 to risk-weighted assets	4.5 %	6.5 %	5.125 %	5.750 %	6.375 %	7.000 %	8.5 %
Tier 1 capital to risk-weighted assets	6.0	8.0	6.625	7.250	7.875	8.500	10.0
Total capital to risk-weighted assets	8.0	10.0	8.625	9.250	9.875	10.500	12.0
Leverage ratio	4.0	5.0	N/A	N/A	N/A	N/A	7.0

(1) Represents BB&T's goal upon the effective date of Basel III on January 1, 2015.

Volcker Rule

In December 2010, five federal agencies issued final rules developed jointly to implement section 619 of the Dodd-Frank Act (the "Volcker rule"). The final rules prohibit insured depository institutions and affiliated companies ("banking entities") from engaging in short-term proprietary trading of certain securities, derivatives, and commodity futures, and options on these instruments, for their own account. The final rules also impose limits on banking entities' investments in, and other relationships with, hedge funds or private equity funds. Like the Dodd-Frank Act, the final rules provide exemptions for certain activities, including market making, underwriting, hedging, trading in government obligations, insurance company activities, and organizing and offering hedge funds or private equity funds. The final rules also clarify that certain activities are not prohibited, including acting as agent, broker, or custodian.

The compliance requirements under the final rules vary based on the size of the banking entity and the scope of activities conducted. Banking entities with significant trading operations will be required to establish a detailed compliance program, and their Chief Executive Officers will be required to attest that the program is reasonably designed to achieve compliance with the final rules. Independent testing and analysis of an institution's compliance program also will be required. The final rules reduce the burden on smaller, less-complex institutions by limiting their compliance and reporting requirements. Additionally, a banking entity that does not engage in covered trading activities will not need to establish a compliance program. The FRB announced that banking organizations covered by Dodd-Frank Act section 619 will be required to fully conform their activities and investments by July 21, 2015. These requirements are not expected to have a material impact on BB&T's consolidated financial position, results of operations or cash flows.

Deposit Insurance Assessments

Branch Bank's deposits are insured by the DIF of the FDIC up to the limits set forth under applicable law. The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Reform Act and further amended by the Dodd-Frank Act. Under this system, as amended, the assessment rates for an insured depository institution are determined by an assessment rate calculator, which is based on a number of elements to measure the risk each institution poses to the DIF. The new assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. The FDIC has published guidelines under the Reform Act on the adjustment of assessment rates for certain institutions. Under the current system, premiums are assessed quarterly.

Consumer Protection Laws and Regulations

In connection with its lending and leasing activities, Branch Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and their respective state law counterparts.

CFPB

The Dodd-Frank Act created a new, independent federal agency, the CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the laws referenced above, fair lending laws and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets, their service providers and certain non-depository entities such as debt collectors and consumer reporting agencies. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB has concentrated much of its rulemaking efforts on a variety of mortgage-related topics required under the Dodd-Frank Act, including mortgage origination disclosures, minimum underwriting standards and ability to repay, high-cost mortgage lending, and servicing practices. In January 2013, the CFPB finalized rules covering loan origination and servicing requirements along with other rules on mortgages. The rules related to ability to repay, qualified mortgage standards and mortgage servicing became effective in January 2014. The escrow and loan originator compensation rules became effective in June 2013. A final rule integrating disclosure required by the Truth in Lending Act and the Real Estate Settlement and Procedures Act became effective in November 2013, although implementation of this final rule has been delayed. As a result of these rules, BB&T transferred the management of certain home equity loans from direct retail lending within the Community Banking segment to the Residential Mortgage Banking segment. BB&T continues to analyze the other impacts that such rules may have on its business.

Interchange Fees

As required by the Dodd-Frank Act, the FRB adopted rules during 2011 establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for such transactions. Interchange fees, or "swipe" fees, are charges that merchants pay to BB&T and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction will be the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. An additional 1 cent per transaction fraud prevention adjustment is available to those issuers that comply with certain standards outlined by the FRB.

During July 2013, a U.S. Federal District Court judge ruled against the debit card interchange fee limits imposed by the FRB, resulting in the potential for further reductions to these caps. If upheld, the revised limits are expected to reduce BB&T's annual revenue by approximately $80 million to $110 million. The FRB filed for an expedited appeal that was heard before the circuit court during January 2014. It is uncertain when the court will issue its opinion; however, the current regulation has been stayed during the appeal.

Privacy

Federal law currently contains extensive customer privacy protection provisions, including substantial customer privacy protections provided under the Financial Services Modernization Act of 1999 (commonly known as the Gramm-Leach-Bliley Act). Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

CRA

The CRA requires Branch Bank's primary federal bank regulatory agency, the FDIC, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." This assessment is reviewed for any bank that applies to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office. The CRA record of each subsidiary bank of a financial holding company, such as BB&T, also is assessed by the FRB in connection with any acquisition or merger application.

Automated Overdraft Payment Regulation

The FRB and FDIC have enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Financial institutions must also provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. In addition, FDIC-supervised institutions must monitor overdraft payment programs for "excessive or chronic" customer use and undertake "meaningful and effective" follow-up action with customers that overdraw their accounts more than six times during a rolling 12-month period. Financial institutions must also impose daily limits on overdraft charges, review and modify check-clearing procedures, prominently distinguish account balances from available overdraft coverage amounts and ensure board and management oversight regarding overdraft payment programs.

Patriot Act

The Patriot Act contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act includes the IMLAFA, which requires such financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism and grants the Secretary of the U.S. Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and BHC acquisitions. The U.S. Treasury has issued a number of regulations to implement the Patriot Act, which impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The obligations of financial institutions under the Patriot Act have increased and may continue to increase. The increase in obligations of financial institutions has resulted in increased costs for BB&T, which may continue to rise, and also may subject BB&T to additional liability.

Other Regulatory Matters

BB&T is subject to numerous examinations by federal and state banking regulators, as well as the SEC, the FINRA, the NYSE, various taxing authorities and various state insurance and securities regulators. BB&T has periodically received requests for information from regulatory authorities in various states, including state insurance commissions and state attorneys general, securities regulators and other regulatory authorities, concerning their business and accounting practices. Such requests are considered incidental to the normal conduct of business.

Employees

At December 31, 2013, BB&T had approximately 33,700 full-time equivalent employees compared to approximately 34,000 full-time equivalent employees at December 31, 2012.

Website Access to BB&T's Filings with the SEC

All of BB&T's electronic filings with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act, as amended, are made available at no cost in the Investor Relations section of the Company's website, www.bbt.com/about, as soon as reasonably practicable after BB&T files such material with, or furnishes it to, the SEC. BB&T's SEC filings are also available through the SEC's website at www.sec.gov.

Corporate Governance

Information with respect to BB&T's Board of Directors, Executive Officers and corporate governance policies and principles is presented on BB&T's website, www.bbt.com/about, and includes:

- Corporate Governance Guidelines
- Corporate Board of Directors
- Committees of the Corporate Board of Directors and Committee Charters
- Codes of Ethics for Directors, Senior Financial Officers and Associates
- Chief Executive Officer and Chief Financial Officer Certifications
- Executive Officers
- Policy and Procedures for Accounting, Securities and Legal Complaints, including Whistleblower Procedures
- Statement of Political Activity

BB&T intends to disclose any substantive amendments or waivers to the Codes of Ethics for Directors or Senior Financial Officers on BB&T's website at www.bbt.com/about.

Executive Officers of BB&T

Executive Officer	Recent Work Experience	Years of Service	Age
Kelly S. King *Chairman and Chief Executive Officer*	Chairman since January 2010. Chief Executive Officer since January 2009. Chief Operating Officer between June 2004 and December 2008.	41	65
Christopher L. Henson *Chief Operating Officer*	Chief Operating Officer since January 2009. Chief Financial Officer between July 2005 and December 2008.	29	52
Daryl N. Bible *Senior Executive Vice President and Chief Financial Officer*	Chief Financial Officer since January 2009. Assistant Chief Financial Officer between January 2008 and December 2008.	6	52
Ricky K. Brown *Senior Executive Vice President and President, Community Banking*	President, Community Banking since July 2004.	36	58
Barbara F. Duck *Senior Executive Vice President and Enterprise Risk Manager*	Enterprise Risk Manager since July 2009. Electronic Delivery Channels Manager between July 2006 and June 2009.	26	47
Donna C. Goodrich *Senior Executive Vice President and Deposit Services Manager*	Deposit Services Manager since April 2004.	28	51
Robert E. Greene (1) *Senior Executive Vice President and Administrative Group Manager*	Administrative Group Manager since August 2001. Risk Management Group Manager between July 2006 and June 2009.	41	64
Robert J. Johnson, Jr. *Senior Executive Vice President and General Counsel, Secretary and Chief Corporate Governance Officer*	General Counsel, Secretary and Chief Corporate Governance Officer since September 2010. Deputy General Counsel from January 2008 to August 2010.	9	41
Clarke R. Starnes III *Senior Executive Vice President and Chief Risk Officer*	Chief Risk Officer since July 2009. Chief Credit Officer between September 2008 and June 2009. Specialized Lending Manager between January 2000 and August 2008.	31	54
Steven B. Wiggs *Senior Executive Vice President and Chief Marketing Officer and Lending Group Manager*	Chief Marketing Officer since February 2005. Lending Group Manager since July 2009.	34	56
Cynthia A. Williams *Senior Executive Vice President and Chief Corporate Communications Officer*	Chief Corporate Communications Officer since June 2009. Corporate Financial Controls Manager from May 2004 through June 2009	28	61
W. Rufus Yates *Senior Executive Vice President and Capital Markets Manager*	President and CEO of BB&T Securities since January 2013. President and CEO of Scott & Stringfellow, LLC since 2009. Capital Markets Manager since 2006.	27	56

(1) Mr. Greene is expected to retire on March 31, 2014.

ITEM 1A. RISK FACTORS

The following discussion sets forth some of the more important risk factors that could materially affect BB&T's financial condition and operations. When a risk factor spans several risk categories, the below risks have been listed by their primary risk category. Other factors that could affect the Company's financial condition and operations are discussed in the "Forward-Looking Statements" section above. However, there may be additional risks that are not presently material or known, and factors besides those discussed below, or elsewhere in this or other reports that BB&T filed or furnished with the SEC, that also could adversely affect the Company.

Compliance Risk

Changes in banking laws could have a material adverse effect on BB&T.

BB&T is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In addition, BB&T is subject to changes in federal and state laws as well as changes in banking and credit regulations, and governmental economic and monetary policies. Any of these changes could adversely and materially affect BB&T. The current regulatory environment for financial institutions entails significant potential increases in compliance requirements and associated costs, including those related to consumer credit, with a focus on mortgage lending. For example, the enactment of the Dodd-Frank Act in 2010 represented a significant overhaul of many aspects of the regulation of the financial services industry, and the implementation of and rulemaking under the Dodd-Frank Act during 2013 and in the future could result in materially higher compliance costs and otherwise adversely affect BB&T's business, financial condition or results of operations. See "Regulatory Considerations" and the immediately following risk factors for additional information regarding the Dodd-Frank Act and its potential impact upon BB&T and its subsidiaries.

Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on BB&T's activities that could have a material adverse effect on its business and profitability.

The ongoing implementation of the Dodd-Frank Act, and its related rulemaking activities, may result in lower revenues, higher costs and ratings downgrades. In addition, failure to meet the FRB's capital planning and adequacy requirements under the Dodd-Frank Act, may limit the ability to pay dividends, enter into acquisitions and repurchase common stock.

The Dodd-Frank Act, signed into law in July 2010, represents a significant overhaul of many aspects of the regulation of the financial services industry, addressing, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, lending limits, and changes among the bank regulatory agencies. BB&T, under Dodd-Frank, is deemed to be a "systemically important" institution. During 2013, federal agencies continued implementation of the Dodd-Frank Act. Many of these provisions remain subject to further rulemaking, guidance, and interpretation by the applicable federal regulators, such as the Council, which will regulate the systemic risk of the financial system. Due to BB&T's size, it is subject to additional regulations such as the "living will" requirements relating to the rapid and orderly resolution of systemically important financial institutions in the event of material financial distress or failure. BB&T cannot predict the additional effects that compliance with the Dodd-Frank Act or any regulations will have on BB&T's businesses or its ability to pursue future business opportunities. Additional regulations resulting from the Dodd-Frank Act may materially adversely affect BB&T's business, financial condition or results of operations. See "Regulatory Considerations" for additional information regarding the Dodd-Frank Act and its impact upon BB&T.

In addition, BB&T has been subject to assessment by the FRB as part of the CCAR program. CCAR is an annual exercise by the FRB to ensure that institutions have forward-looking capital planning processes that account for their risks and sufficient capital to continue operations throughout times of economic and financial stress. BB&T cannot be certain that the FRB will have no objections to BB&T's future capital plans submitted through the CCAR program. Failure by BB&T to pass the CCAR review could adversely affect our ability to pay dividends, enter into acquisitions and repurchase our common stock.

BB&T may be subject to more stringent capital requirements, which could diminish its ability to pay dividends or require BB&T to reduce its operations.

The Dodd-Frank Act requires federal banking agencies to establish more stringent risk-based capital requirements and leverage limits applicable to banks and BHCs. On July 2, 2013, the FRB approved final rules that established a new comprehensive capital framework for U.S. banking organizations. These rules established a more conservative definition of capital, including the elimination of trust-preferred securities for certain institutions. Once adopted and fully phased in, banking organizations such as BB&T would be required to meet enhanced minimum capital and leverage ratios. These requirements, and any other new regulations, including those that have been proposed but not yet implemented as a result of the requirements established by the BCBS, could adversely affect BB&T's ability to pay dividends, or could require BB&T to reduce business levels or to raise capital, which may adversely affect its results of operations or financial condition. In addition, the costs associated with complying with more stringent capital requirements, such as the requirement to formulate and submit capital plans based on pre-defined stress scenarios on an annual basis, could have a material adverse effect on BB&T. See "Regulatory Considerations" for additional information regarding the capital requirements under the Dodd-Frank Act and Basel III.

Rulemaking changes implemented by the CFPB will result in higher regulatory and compliance costs related to originating and servicing mortgages and may adversely affect our results of operations.

The CFPB has finalized a number of significant rules which will impact nearly every aspect of the lifecycle of a residential mortgage. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new "reasonable ability to repay" test and identify whether a loan meets a new definition for a "qualified mortgage;" (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence; (iii) comply with additional restrictions on mortgage loan originator compensation; and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for "higher priced mortgage loans." These new rules create operational and strategic challenges for BB&T, as it is both a mortgage originator and a servicer. For example, business models for cost, pricing, delivery, compensation, and risk management will need to be re-evaluated and potentially revised, perhaps substantially. Additionally, programming changes and enhancements to systems will be necessary to comply with the new rules. Some of these new rules became effective in June 2013, while others became effective in January 2014. Forthcoming additional rulemaking affecting the residential mortgage business is also expected. Achieving full compliance in the relatively short timeframe provided for certain of the new rules will result in increased regulatory and compliance costs.

Differences in interpretation of tax laws and regulations may adversely impact BB&T's financial statements.

Local, state or federal tax authorities may interpret tax laws and regulations differently than BB&T and challenge tax positions that BB&T has taken on its tax returns. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest or penalties that could have a material adverse effect on BB&T's results. For example, as discussed in Note 12 "Income Taxes" in the "Notes to Consolidated Financial Statements," in February 2010, BB&T received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $892 million related to the disallowance of foreign tax credits and other deductions claimed by a subsidiary in connection with a financing transaction. BB&T paid the disputed tax, penalties and interest in March 2010 and filed a lawsuit seeking a refund in the U.S. Court of Federal Claims. On September 20, 2013, the court denied the refund claim. As a result of developments in this and other matters, BB&T recognized $516 million in tax charges in 2013. Potential developments in BB&T's litigation or in similar cases could adversely affect BB&T's financial position or results of operations.

Credit Risk

Changes in national, regional and local economic conditions and deterioration in the geographic and financial markets in which BB&T operates could lead to higher loan charge-offs and reduce BB&T's net income and growth.

BB&T's business is subject to periodic fluctuations based on national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on BB&T's operations and financial condition even if other favorable events occur. BB&T's banking operations are locally oriented and community-based. Accordingly, BB&T expects to continue to be dependent upon local business conditions as well as conditions in the local residential and CRE markets it serves. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities BB&T serves. Weakness in BB&T's market area could depress its earnings and consequently its financial condition because:

- customers may not want or need BB&T's products or services;
- borrowers may not be able or willing to repay their loans;
- the value of the collateral securing loans to borrowers may decline; and
- the quality of BB&T's loan portfolio may decline.

Any of the latter three scenarios could require BB&T to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce BB&T's net income. Credit deterioration, combined with flat to declining real estate values, would result in increased loan charge-offs and higher provisions for credit losses, which may negatively impact BB&T's net income.

Although the United States economy has shown modest improvement recently, economic conditions continue to pose a risk to financial services firms such as BB&T. There continues to be concern regarding the possibility of a return to recessionary conditions, as well as increased turmoil or volatility in the financial system. BB&T is part of the financial system and a systemic lack of available credit, a lack of confidence in the financial sector, continued volatility in the financial markets and/or reduced business activity could materially adversely affect BB&T's business, financial condition and results of operations.

Further downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on BB&T's operations, earnings and financial condition.

During 2011, the S&P credit rating agency lowered its long term sovereign credit rating on the U.S. from AAA to AA+, which reflected S&P's view that an August 2011 agreement of U.S. lawmakers regarding the debt ceiling fell short of what would be necessary to stabilize the U.S. government's medium term debt dynamics. The three other major credit rating agencies did not downgrade their previously issued U.S. sovereign credit ratings, though some have issued negative outlooks at various times over the last three years. The current uncertainty over U.S. fiscal policy could lead to future or further downgrades of the U.S. sovereign credit rating by one or more of the major credit rating agencies. A possible future downgrade of the federal government's credit rating by one or more of the other major ratings agencies could create uncertainty in the U.S. and global financial markets and cause other events which, directly or indirectly, may adversely affect BB&T's operations, earnings and financial condition. For example, BB&T's securities portfolio consists largely of MBS issued by GSEs, such as FHLMC and FNMA. Among other things, a further downgrade in the U.S. government's credit rating could adversely impact the value of these securities and may trigger requirements that the Company post additional collateral for trades relative to these securities.

The soundness of other financial institutions could adversely affect BB&T.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. BB&T has exposure to many different industries and counterparties, and BB&T and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose BB&T to credit risk in the event of default of its counterparty or client. In addition, BB&T's credit risk may be exacerbated when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. These types of losses could materially and adversely affect BB&T's results of operations or financial condition.

Although the Colonial loan portfolios are largely covered by shared-loss agreements, BB&T is not immune from losses or risks relative to these portfolios.

Branch Bank acquired significant loan portfolios in connection with its acquisition of Colonial and entered into loss sharing agreements with the FDIC, which provide that a significant portion of losses related to the covered loan portfolios will be borne by the FDIC. Fluctuations in economic conditions, including those related to local residential real estate, CRE and construction markets, may increase the level of charge-offs on the acquired loan portfolio and correspondingly reduce BB&T's net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on BB&T's operations and financial condition even if other favorable events occur. Additionally, the loss sharing agreements have limited terms with the commercial loss sharing ending in 2014 and the single family loss sharing ending in 2019. Therefore, any charge-off of related losses that Branch Bank experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact BB&T's net income.

Liquidity Risk

BB&T's liquidity could be impaired by an inability to access the capital markets, an unforeseen outflow of cash or a reduction in the credit ratings for BB&T or its subsidiaries.

Liquidity is essential to BB&T's businesses. Capital and credit markets continue to demonstrate volatility and disruption, and if such volatility and disruption continues, worsens or abates and then arises at a later date, BB&T's ability to access capital could be materially impaired. Additionally, other factors outside of BB&T's control, such as a general market disruption or an operational problem that affects third parties, could impair BB&T's ability to access capital markets or create an unforeseen outflow of cash or deposits. BB&T's inability to access the capital markets could constrain its ability to make new loans, to meet its existing lending commitments and ultimately jeopardize its overall liquidity and capitalization.

BB&T's credit ratings are also important to its liquidity. Rating agencies regularly evaluate BB&T and its subsidiaries, and their ratings are based on a number of factors, including the financial strength of BB&T and its subsidiaries, as well as factors not entirely within BB&T's control, including conditions affecting the financial services industry generally. As a result, there can be no assurance that BB&T will maintain its current ratings. A reduction in BB&T's credit ratings could adversely affect BB&T's liquidity and competitive position, increase its borrowing costs, limit its access to the capital markets or trigger unfavorable contractual obligations.

Market Risk

Turmoil and volatility in global financial markets could have a material adverse effect on BB&T's operations, earnings and financial condition.

The negative impact on economic conditions and global markets from the EU and other sovereign debt matters could adversely affect BB&T's business, financial condition and liquidity. Concerns about the EU sovereign debt caused uncertainty and disruption for financial markets globally, and continued uncertainties loom over the outcome of the EU's financial support programs and the possibility that other EU member states may experience similar financial troubles.

The monetary, tax and other policies of governmental agencies, including the FRB, have a significant impact on market interest rates, and our business and financial performance is impacted significantly by such interest rates.

BB&T's businesses and earnings are affected by the fiscal and other policies adopted by various regulatory authorities of the U.S., non-U.S. governments and international agencies. The FRB regulates the supply of money and credit in the U.S. The federal policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments. The market impact from such policies can also materially decrease the value of certain of BB&T's financial assets, most notably debt securities. Changes in the federal policies are beyond BB&T's control and, consequently, the impact of these changes on our activities and results of our operations is difficult to predict.

Changes in interest rates may have an adverse effect on BB&T's profitability.

BB&T's earnings and financial condition are largely dependent on net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of interest rate spreads could adversely affect BB&T's earnings and financial condition. BB&T cannot control or predict with certainty changes in interest rates. Regional and local economic conditions, competitive pressures and the policies of regulatory authorities, including monetary policies of the FRB, affect interest income and interest expense. As discussed in "Market Risk Management – Interest Rate Market Risk (Other than Trading)," BB&T has ongoing policies and procedures designed to manage the risks associated with changes in market interest rates. However, changes in interest rates still may have an adverse effect on BB&T's profitability. For example, rising interest rates could adversely affect BB&T's mortgage banking business because higher interest rates could cause customers to apply for fewer mortgages. Similarly, rising interest rates may increase the cost of BB&T's deposits, which are a primary source of funding. While BB&T actively manages against these risks through hedging and other risk mitigation strategies, if BB&T's assumptions regarding borrower behavior are wrong or overall economic conditions are significantly different than anticipated, the Company's risk mitigation techniques may be insufficient.

Loss of deposits could increase the Company's funding costs.

Deposits are a low cost and stable source of funding. BB&T competes with banks and other financial institutions for deposits. Funding costs may increase because the Company may lose deposits and replace them with more expensive sources of funding, clients may shift their deposits into higher cost products or the Company may need to raise its interest rates to avoid losing deposits. Higher funding costs reduce the Company's NIM, net interest income and net income.

Operational Risk

BB&T faces security risks, including "denial of service attacks," "hacking" and "identity theft" that could result in the disclosure of confidential information, adversely affect BB&T's business or reputation and create significant legal and financial exposure.

BB&T's computer systems and network infrastructure are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. Financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber-attacks and other means. Denial of service attacks have been launched against a number of large financial services institutions, including BB&T. None of these events resulted in a breach of BB&T's client data or account information; however, the performance of BB&T's website, www.bbt.com, was adversely affected, and in some instances customers were prevented from accessing BB&T's website. We expect to be subject to similar attacks in the future. While events to date primarily resulted in inconvenience, future cyber-attacks could be more disruptive and damaging. Hacking and identity theft risks, in particular, could cause serious reputational harm. Cyber threats are rapidly evolving and BB&T may not be able to anticipate or prevent all such attacks. BB&T may incur increasing costs in an effort to minimize these risks and could be held liable for any security breach or loss.

Despite efforts to ensure the integrity of its systems, BB&T will not be able to anticipate all security breaches of these types, and BB&T may not be able to implement effective preventive measures against such security breaches. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of BB&T's systems to disclose sensitive information in order to gain access to its data or that of its clients. These risks may increase in the future as the Company continues to increase its mobile-payment and other internet-based product offerings and expands its internal usage of web-based products and applications.

A successful penetration or circumvention of system security could cause serious negative consequences to BB&T, including significant disruption of operations, misappropriation of confidential information of BB&T or that of its customers, or damage to computers or systems of the Company or those of its customers and counterparties. A successful security breach could result in violations of applicable privacy and other laws, financial loss to BB&T or to its customers, loss of confidence in BB&T's security measures, significant litigation exposure, and harm to BB&T's reputation, all of which could have a material adverse effect on the Company.

BB&T relies on its employees, systems and certain counterparties, and certain failures could materially adversely affect operations.

BB&T's business is dependent on the ability to process, record and monitor a large number of complex transactions. The Company could be materially adversely affected if one or more of its employees causes a significant operational breakdown or failure, either as a result of human error or intentionally. Financial, accounting, or other data processing systems may fail or have other significant shortcomings that materially adversely affect BB&T's business. In addition, products, services and processes are continually changing and BB&T may not fully appreciate or identify new operational risks that may arise from such changes. Any of these occurrences could diminish the ability to operate one or more LOBs or result in potential liability to clients, increased operating expenses, higher litigation costs (including fines and sanctions), reputational damage, regulatory intervention or weaker competitive standing, any of which could be material to the Company.

If personal, confidential or proprietary information of clients were to be mishandled or misused, significant regulatory consequences, reputational damage and financial loss could occur. Such mishandling or misuse could include circumstances where, for example, such information was erroneously provided to parties who are not permitted to have the information, either through the fault of systems, employees, or counterparties, or where such information was intercepted or otherwise inappropriately taken by third parties.

BB&T may be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control, which may include, for example, security breaches; electrical or telecommunications outages; failures of computer servers or other damage to property or assets; natural disasters; health emergencies or pandemics; or events arising from political events, including terrorist acts. There can be no assurance that disaster recovery or other plans will fully mitigate all potential business continuity risks. Any failures or disruptions of systems or operations could impact BB&T's ability to service its clients, which could adversely affect BB&T's results of operations by subjecting BB&T to losses, litigation, regulatory fines or penalties or by requiring the expenditure of significant resources to correct the failure or disruption.

Significant litigation could have a material adverse effect on BB&T.

BB&T faces legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remains high. Substantial legal liability or significant regulatory action against BB&T may have material adverse financial effects or cause significant reputational harm to BB&T, which in turn could seriously harm BB&T's business prospects.

BB&T faces significant operational and other risks related to its activities, which could expose it to negative publicity, litigation and/or regulatory action.

BB&T is exposed to many types of risks, including operational, reputational, legal and compliance risk, the risk of fraud or theft by employees or outsiders (including identity and information theft), unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from BB&T's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, activities related to asset sales and balance sheet management and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect BB&T's ability to attract and keep customers and can expose it to litigation and regulatory action.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. BB&T's necessary dependence upon automated systems to record and process its transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. BB&T also may be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. BB&T is further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as is BB&T) and to the risk that BB&T's (or its vendors') business continuity and data security systems prove to be inadequate.

BB&T relies on other companies to provide certain key components of its business infrastructure.

Third party vendors provide certain key components of BB&T's business infrastructure such as internet connections, network access and mutual fund distribution. While BB&T has selected these third party vendors carefully, it does not control their operations. Any failure by these third parties to perform or provide agreed upon goods and services for any reason or their poor performance of services, could adversely affect BB&T's ability to deliver products and services to its customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

BB&T may not be able to successfully integrate bank or nonbank mergers and acquisitions.

Difficulties may arise in the integration of the business and operations of BHCs, banks and other nonbank entities BB&T acquires and, as a result, BB&T may not be able to achieve the cost savings and synergies that it expects will result from such transactions. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the acquired or merged entity's businesses with BB&T or one of BB&T's subsidiaries, the conversion of core operating systems, data systems and products and the standardization of business practices. Complications or difficulties in the conversion of core operating systems, data systems and products may result in the loss of customers, damage to BB&T's reputation within the financial services industry, operational problems, one-time costs currently not anticipated or reduced cost savings resulting from such mergers or acquisitions. Annual cost savings in each such transaction may be materially less than anticipated if the holding company, bank merger or nonbank merger or acquisition is delayed unexpectedly, the integration of operations is delayed beyond what is anticipated or the conversion to a single set of data systems is not accomplished on a timely basis.

Difficulty in integrating an acquired company may cause BB&T not to realize expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition, loss of key employees, disruption of BB&T's businesses or the businesses of the acquired company, or otherwise adversely affect BB&T's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. In addition, BB&T could incur losses on acquired assets and increased expenses resulting from the failure to successfully integrate an acquired company.

BB&T may not be able to successfully implement a new ERP system, which could adversely affect BB&T's business operations and profitability.

BB&T is investing significant resources in an enterprise-wide initiative aimed at implementing an integrated ERP financial platform, utilizing certain modules of SAP software. The ERP system is expected to be partially operational in 2014, and the remaining modules are expected to be fully operational in 2016. The objective of the new ERP system is to modernize and consolidate many of the existing systems that are currently used for a variety of functions throughout the Company, including both internal and external financial reporting. BB&T may not be able to successfully implement and integrate the new ERP system, which could adversely impact the ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities. Such sanctions could include fines and suspension of trading in BB&T stock, among others. In addition, a number of core business processes including, but not limited to, remitting amounts owed to vendors, could be affected. The implementation could extend past the expected timing and/or result in operating inefficiencies, which could increase the costs associated with the implementation.

Failure to implement part or all of the ERP system could result in impairment charges that adversely impact BB&T's financial condition and results of operations and could result in significant costs to remediate or replace the defective components. In addition, BB&T may incur significant training, licensing, maintenance, consulting and amortization expenses during and after the implementation, and any such costs may continue for an extended period of time.

Strategic and Other Risk

BB&T may experience significant competition in its market area, which may reduce its customer base or cause it to lower prices for its products and services in order to maintain market share.

There is intense competition among commercial banks in BB&T's market area. In addition, BB&T competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full-service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than BB&T is with respect to the products and services they provide. BB&T's success depends, in part, on its ability to adapt its products and services to evolving industry standards and customer expectations. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce BB&T's NIM and revenues from its fee-based products and services.

In addition, the adoption of new technologies by competitors, including internet banking services, mobile phone applications and advanced ATM functionality could require BB&T to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in BB&T's business may not produce expected growth in earnings anticipated at the time of the expenditure. BB&T may not be successful in introducing new products and services, achieving market acceptance of its products and services, anticipating or reacting to consumers' changing technological preferences or developing and maintaining loyal customers.

Some of BB&T's larger competitors, including certain national banks that have a significant presence in BB&T's market area, may have greater capital and resources than BB&T, may have higher lending limits and may offer products and services not offered by BB&T. Any potential adverse reactions to BB&T's financial condition or status in the marketplace, as compared to its competitors, could limit BB&T's ability to attract and retain customers and to compete for new business opportunities. The inability to attract and retain customers or to effectively compete for new business may have a material and adverse effect on BB&T's financial condition and results of operations.

BB&T also experiences competition from a variety of institutions outside of its market area. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer who can pay bills and transfer funds directly without going through a bank. This "disintermediation" could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect BB&T's operations, and the Company may be unable to develop competitive new products and services in response to these changes on a timely basis or at all.

BB&T may not be able to complete future acquisitions.

BB&T must generally satisfy a number of meaningful conditions before it can complete an acquisition of another bank or BHC, including federal and/or state regulatory approvals. In determining whether to approve a proposed bank acquisition, bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition and future prospects, including current and projected capital ratios and levels, the competence, experience and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the CRA, the effectiveness of the acquiring institution in combating money laundering activities and protests from various stakeholders of both BB&T and its acquisition partner. Also, under the Dodd-Frank Act, U.S. regulators must now take systemic risk into account when evaluating whether to approve a potential acquisition transaction involving a large financial institution like BB&T. BB&T cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. In specific cases, BB&T may be required to sell banks or branches, or take other actions as a condition to receiving regulatory approval. An inability to satisfy other material conditions necessary to consummate an acquisition transaction, such as third-party litigation, a judicial order blocking the transaction or lack of shareholder approval, could also prevent BB&T from completing an announced acquisition.

Catastrophic events could have a material adverse effect on BB&T.

The occurrence of catastrophic events such as hurricanes, tropical storms, tornados, winter storms and other large scale catastrophes could adversely affect BB&T's consolidated financial condition or results of operations. BB&T has operations and customers along the Gulf and Atlantic coasts as well as other parts of the southeastern United States, which could be adversely impacted by hurricanes and other severe weather in those regions. Unpredictable natural and other disasters could have an adverse effect on BB&T in that such events could materially disrupt its operations or the ability or willingness of its customers to access the financial services offered by BB&T. BB&T's property and casualty insurance operations also expose it to claims arising out of catastrophes. The incidence and severity of catastrophes are inherently unpredictable. Although BB&T carries insurance to mitigate its exposure to certain catastrophic events, these events could nevertheless reduce BB&T's earnings and cause volatility in its financial results for any fiscal quarter or year and have a material adverse effect on BB&T's financial condition and/or results of operations.

ITEM 2. PROPERTIES

BB&T owns or leases significant office space used as the Company's headquarters in Winston-Salem, North Carolina. BB&T owns free-standing operations centers, with its primary operations and information technology center located in Wilson, North Carolina. Offices are either owned or operated under long-term leases. At December 31, 2013, Branch Bank operated 1,825 branch offices in North Carolina, Virginia, Florida, Georgia, Maryland, South Carolina, Alabama, Kentucky, West Virginia, Texas, Tennessee, Washington DC and Indiana. BB&T also operates numerous insurance agencies and other businesses that occupy facilities. Management believes that the premises are well-located and suitably equipped to serve as financial services facilities. See Note 4 "Premises and Equipment" in the "Notes to Consolidated Financial Statements" in this report for additional disclosures related to properties and other fixed assets.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

BB&T's common stock is traded on the NYSE under the symbol "BBT." The common stock was held by approximately 342,000 shareholders at December 31, 2013 compared to approximately 315,000 shareholders at December 31, 2012. The following table sets forth the quarterly high and low trading prices and closing sales prices for BB&T's common stock and the dividends declared per share of common stock for each of the last eight quarters.

Table 4
Quarterly Summary of Market Prices and Cash Dividends Declared on Common Stock

	2013				2012			
	Sales Prices			Cash Dividends	Sales Prices			Cash Dividends
	High	Low	Last	Declared	High	Low	Last	Declared
Quarter Ended:								
March 31	$ 31.81	$ 29.54	$ 31.39	$ 0.23	$ 31.94	$ 25.26	$ 31.39	$ 0.20
June 30	34.37	29.18	33.88	0.23	32.74	27.40	30.85	0.20
September 30	36.59	33.30	33.75	0.23	34.37	30.41	33.16	0.20
December 31	37.42	32.65	37.32	0.23	33.89	26.86	29.11	0.20
Year	$ 37.42	$ 29.18	$ 37.32	$ 0.92	$ 34.37	$ 25.26	$ 29.11	$ 0.80

Common Stock, Dividends and Share Repurchases

BB&T's ability to pay dividends is primarily dependent on earnings from operations, the adequacy of capital and the availability of liquid assets for distribution and is subject to the FRB not objecting to our capital plan. BB&T's ability to generate liquid assets for distribution is dependent on the ability of Branch Bank to pay dividends to the Parent Company. The payment of cash dividends is an integral part of providing a competitive return on shareholders' investments. The Company's policy is to accomplish this while retaining sufficient capital to support future growth and to meet regulatory requirements. Management has established a guideline that the common dividend payout ratio will be between 30% and 50% and the total payout ratio (including dividends and share repurchases) will be between 30% and 80% of basic EPS during normal economic conditions. BB&T's common dividend payout ratio, computed by dividing dividends declared per common share by basic EPS, was 41.4% in 2013 compared to 29.2% in 2012. BB&T has paid a cash dividend to shareholders every year since 1903. In January 2013, the common dividend payment dates were realigned to occur in the same quarter the dividends are declared. Going forward, BB&T expects common dividend declarations, if declared, to occur in January, April, July and October with payment dates on or about the first of March, June, September and December. A discussion of dividend restrictions is included in Note 15 "Regulatory Requirements and Other Restrictions" in the "Notes to Consolidated Financial Statements" and in the "Regulatory Considerations" section.

Share Repurchases

BB&T has periodically repurchased shares of its own common stock. In accordance with North Carolina law, repurchased shares cannot be held as treasury stock, but revert to the status of authorized and unissued shares upon repurchase.

During 2006, BB&T's Board of Directors granted authority under the 2006 Repurchase Plan for the repurchase of up to 50 million shares of BB&T's common stock. The 2006 Repurchase Plan remains in effect until all the authorized shares are repurchased unless the plan is modified by the Board of Directors. No shares were repurchased in connection with the 2006 Repurchase Plan during 2013, 2012, or 2011.

Table 5
Share Repurchase Activity

	Total Shares Repurchased (1)	Average Price Paid Per Share (2)	Total Shares Repurchased Pursuant to Publicly-Announced Plan	Maximum Remaining Number of Shares Available for Repurchase Pursuant to Publicly-Announced Plan
			(Shares in thousands)	
October 2013	32	$ 33.77	—	44,139
November 2013	7	33.83	—	44,139
December 2013	1	36.35	—	44,139
Total	40	33.82	—	44,139

(1) Repurchases reflect shares exchanged or surrendered in connection with the exercise of equity-based awards under BB&T's equity-based compensation plans.
(2) Excludes commissions.

Preferred Stock

During 2013, BB&T issued $500 million of Non-Cumulative Perpetual Preferred Stock for net proceeds of $487 million. These securities are expected to qualify as non-common Tier 1 capital under the new Basel III capital rules. If declared, dividends are payable quarterly, in arrears, at a rate of 5.20% per annum. See Note 10 "Shareholders' Equity" in the "Notes to Consolidated Financial Statements" for additional information.

On April 23, 2013, BB&T's shareholders approved a plan that modified the record date and payment date of preferred stock dividends to align with the record and payment date practices associated with common stock dividends. This action was undertaken in order to achieve administrative and Board-level efficiencies and reduce the costs associated with multiple record dates and multiple payment dates.

Equity Compensation Plan Information

The following table provides information concerning securities to be issued upon the exercise of outstanding equity-based awards, the weighted average price of such awards and the securities remaining available for future issuance as of December 31, 2013.

Table 6
Equity Compensation Plan Information

Plan Category	(a)(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b)(2) Weighted-average exercise price of outstanding options, warrants and rights	(c)(3) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
Approved by security holders	52,966,410	$ 34.90	30,561,739
Not approved by security holders	—	—	—
Total	52,966,410	34.90	30,561,739

(1) Includes 14,970,214 RSUs.
(2) Excludes RSUs because they do not have an exercise price.
(3) All awards remaining available for future issuance will be issued under the terms of the 2012 Incentive Plan.

Performance Graph

Set forth below are graphs comparing the total returns (assuming reinvestment of dividends) of BB&T common stock, the S&P 500 Index, and an industry Peer Group. The Peer Group consists of FHCs and BHCs with assets between approximately $55 billion and $365 billion as of December 31, 2013. The companies in the Peer Group were Comerica Incorporated, Fifth-Third Bancorp, Huntington Bancshares, Incorporated, KeyCorp, M&T Bank Corporation, PNC Financial Services Group, Inc., Regions Financial Corporation, SunTrust Banks, Inc., U.S. Bancorp and Zions Bancorporation.

Comparison of 20 Year Cumulative Total Return*



$800
$700
$600
$500
$400
$300
$200
$100
$0
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12
12/13

Comparison of 10 Year Cumulative Total Return*


$250
$200
$150
$100
$50
$0
12/03 12/04 12/05 12/06 12/07 12/08 12/09 12/10 12/11 12/12 12/13

Comparison of 5 Year Cumulative Total Return*


$250
$200
$150
$100
$50
$0
12/08 12/09 12/10 12/11 12/12 12/13
BB&T Corporation
S&P 500 Index
BB&T's Peer Group

---

* $100 invested on December 31, 1993, 2003 or 2008, including reinvestment of dividends. Fiscal year ended December 31.

	Cumulative Total Return Through December 31,						Cumulative Total Return Through December 31, 2013	
	2008	2009	2010	2011	2012	2013	10 Year	20 Year
	$100 Invested December 31, 2008							
BB&T Corporation	$ 100.00	$ 98.10	$ 103.92	$ 101.97	$ 120.90	$ 160.46	$ 142.21	$ 753.64
S&P 500 Index	100.00	126.45	145.49	148.55	172.30	228.09	204.29	582.47
BB&T's Peer Group	100.00	93.38	122.34	108.47	132.74	180.14	111.24	495.97

ITEM 6. SELECTED FINANCIAL DATA
(Dollars in millions, except per share data, shares in thousands)

	As of/ For the Years Ended December 31,						Five Year Compound Growth Rate
	2013	2012	2011	2010	2009	2008	
Summary of Operations:							
Interest income	$ 6,507	$ 6,917	$ 6,885	$ 7,115	$ 6,884	$ 7,207	(2.0)%
Interest expense	891	1,060	1,378	1,795	2,040	2,969	(21.4)
Net interest income	5,616	5,857	5,507	5,320	4,844	4,238	5.8
Provision for credit losses	592	1,057	1,190	2,638	2,811	1,445	(16.3)
Net interest income after provision for credit losses	5,024	4,800	4,317	2,682	2,033	2,793	12.5
Noninterest income	3,937	3,820	3,113	3,957	3,934	3,197	4.3
Noninterest expense	5,837	5,828	5,802	5,670	4,931	3,911	8.3
Income before income taxes	3,124	2,792	1,628	969	1,036	2,079	8.5
Provision for income taxes	1,395	764	296	115	159	550	20.5
Net income	1,729	2,028	1,332	854	877	1,529	2.5
Noncontrolling interest	50	49	43	38	24	10	38.0
Dividends and accretion on preferred stock	117	63	—	—	124	21	NM
Net income available to common shareholders	$ 1,562	$ 1,916	$ 1,289	$ 816	$ 729	$ 1,498	0.8
Per Common Share:							
Average shares outstanding:							
Basic	703,042	698,739	696,532	692,489	629,583	548,847	5.1
Diluted	714,363	708,877	705,168	701,039	635,619	552,498	5.3
Earnings:							
Basic	$ 2.22	$ 2.74	$ 1.85	$ 1.18	$ 1.16	$ 2.73	(4.1)
Diluted	2.19	2.70	1.83	1.16	1.15	2.71	(4.2)
Cash dividends declared (1)	0.92	0.80	0.65	0.60	0.92	1.87	(13.2)
Book value	28.52	27.21	24.98	23.67	23.47	23.16	4.3
Average Balances:							
Securities, at amortized cost (2)	$ 36,772	$ 36,334	$ 29,923	$ 27,610	$ 31,226	$ 23,402	9.5
Loans and leases (3)	117,527	113,733	105,962	104,787	102,146	95,195	4.3
Other assets	26,963	28,567	27,081	27,261	21,810	18,284	8.1
Total assets	$ 181,262	$ 178,634	$ 162,966	$ 159,658	$ 155,182	$ 136,881	5.8
Deposits	$ 128,555	$ 127,617	$ 112,318	$ 106,773	$ 102,381	$ 88,831	7.7
Long-term debt	19,301	20,651	22,257	21,653	19,085	19,839	(0.5)
Other liabilities	11,516	10,889	11,124	14,346	17,478	14,678	(4.7)
Shareholders' equity	21,890	19,477	17,267	16,886	16,238	13,533	10.1
Total liabilities and shareholders' equity	$ 181,262	$ 178,634	$ 162,966	$ 159,658	$ 155,182	$ 136,881	5.8
Period-End Balances:							
Total assets	$ 183,010	$ 184,499	$ 175,011	$ 157,081	$ 165,764	$ 152,015	3.8
Loans and leases (3)	117,139	118,364	111,205	107,264	106,207	98,669	3.5
Deposits	127,475	133,075	124,939	107,213	114,965	98,613	5.3
Long-term debt	21,493	19,114	21,803	21,730	21,376	18,032	3.6
Shareholders' equity	22,809	21,223	17,480	16,498	16,241	16,081	7.2
Selected Ratios:							
Rate of return on:							
Average total assets	0.95 %	1.14 %	0.82 %	0.54 %	0.56 %	1.12 %	
Average common equity	8.06	10.35	7.49	4.85	4.93	11.44	
Average total equity	7.90	10.41	7.71	5.06	5.40	11.30	
Dividend payout	41.44	29.20	35.14	50.85	79.31	68.50	
Average equity to average assets	12.08	10.90	10.60	10.58	10.46	9.89	

(1) 2011 included a special $0.01 dividend.
(2) Excludes trading securities.
(3) Loans and leases are net of unearned income and include LHFS.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Significant accomplishments in 2013

The Company's more significant accomplishments during 2013 were:

- Record income before taxes of $3.1 billion, an 11.9% increase over the prior year.
- Continued improvement in credit quality:
  - NPAs, excluding covered assets, declined $483 million, or 31.4%. NPAs are at their lowest level since 2007.
  - Net charge-offs as a percentage of average loans and leases were 0.67%, compared to 1.14% and 1.57% for 2012 and 2011, respectively.
  - ALLL was 219% of net charge-offs at December 31, 2013, compared to 156% and 136% at December 31, 2012 and 2011, respectively.
- Growth in noninterest income was driven by record revenues in the insurance, investment banking and brokerage, bankcard fees and merchant discounts, and trust and investment advisory LOBs.
- Continued improvement in deposit mix and average cost:
  - Average noninterest-bearing deposits increased 17.3% during 2013 and represented 26.4% of total average deposits for 2013 compared to 22.7% in 2012.
  - The average cost of interest-bearing deposits for 2013 was 0.32%, a decline of 11 basis points compared to the prior year. The average cost was 0.28% for the fourth quarter of 2013.
- Strong growth in all regulatory capital ratios throughout 2013:
  - Tier 1 risk-based capital increased to 11.8% at year-end 2013, compared to 10.5% at year-end 2012.
  - Total capital was 14.3% at year-end 2013, compared to 13.4% at year-end 2012.
  - Leverage capital was 9.3% at year-end 2013, compared to 8.2% at year-end 2012.

Challenges

BB&T's business has become more dynamic and complex in recent years. Consequently, management has annually evaluated and, as necessary, adjusted the Company's business strategy in the context of the current operating environment. During this process, management considers the current financial condition and performance of the Company and its expectations for future economic activity from both a national and local market perspective. The achievement of BB&T's key strategic objectives and established long-term financial goals is subject to many uncertainties and challenges. In the opinion of management, the challenges that are most relevant and likely to have a near term impact on performance are presented below:

- Global economic uncertainty – including the impact of U.S. fiscal debt, budget and tax negotiations
- Intense competition within the financial services industry given the challenge in growing assets during a period of sustained low interest rates
- Cost and risk associated with the regulatory reform and initiatives and IT projects

Overview of Significant Events and Financial Results

BB&T generated strong operating results for 2013, despite the challenges associated with the continued low interest rate environment, increased costs associated with certain regulatory initiatives and intense competition for loans to qualified borrowers. From a NIM perspective, the negative impact associated with lower yields on new loans and securities was partially mitigated by a 15.9% decrease in funding costs, primarily driven by a decline in the cost of interest-bearing deposits to 0.32% compared to 0.43% in the prior year. The provision for credit losses declined 44.0% compared to the prior year, reflecting continued improvement in credit quality. Noninterest income increased compared to the prior year, based on record insurance income, investment banking and brokerage fees and commissions, bankcard fees and merchant discounts and trust and investment advisory revenues, while noninterest expense was essentially flat compared to the prior year, despite significant costs associated with systems, process-related enhancements and regulatory costs.

Consolidated net income available to common shareholders for 2013 totaled $1.6 billion, a decrease of $354 million, or 18.5%, compared to $1.9 billion earned during 2012. On a diluted per common share basis, earnings for 2013 were $2.19, compared to $2.70 for 2012. BB&T's results of operations for 2013 produced a return on average assets of 0.95% and a return on average common shareholders' equity of 8.06% compared to prior year ratios of 1.14% and 10.35%, respectively.

During 2013, BB&T recognized $516 million in adjustments to the provision for income taxes. On September 20, 2013, the U.S. Court of Federal Claims denied BB&T's refund claim related to the IRS's disallowance of tax deductions and foreign tax credits taken in connection with a financing transaction entered into by BB&T in 2002. BB&T has appealed this ruling. Excluding the impact of these adjustments, diluted EPS was $2.91 and the adjusted results of operations for 2013 produced an annualized return on average assets of 1.24% and an annualized return on average common shareholders' equity of 10.55%. See non-GAAP information on page 83.

BB&T's revenues for 2013 were $9.7 billion on a FTE basis, a decrease of 1.3% compared to 2012. Net interest income on a FTE basis was $244 million lower than the prior year, which reflects a $414 million decrease in interest income that was partially offset by a decrease in funding costs totaling $170 million. Noninterest income increased 3.1% compared to 2012, which reflects solid growth in insurance income, trust and investment advisory revenues and bankcard fees and merchant discounts totaling 11.6%, 8.7% and 8.5%, respectively. These increases were partially offset by a 32.7% decrease in mortgage banking income.

Credit costs declined significantly during 2013 as NPAs, excluding covered assets, declined $483 million, or 31.4%, compared to 2012. This decline included a $445 million decrease in NPLs and a $38 million decrease in foreclosed real estate and other property. Net charge-offs for 2013, excluding covered, were $773 million, a decrease of $487 million, or 38.7%, compared to the prior year. BB&T's provision for credit losses, excluding covered, totaled $587 million in 2013, compared to $1.0 billion in the prior year. The ratio of the ALLL to net charge-offs excluding covered was 2.09x for 2013, compared to 1.50x in 2012. Foreclosed property expenses declined $211 million, or 79.3%, during 2013, reflecting fewer losses and write-downs related to foreclosed property.

BB&T's total assets at December 31, 2013 were $183.0 billion, a decrease of $1.5 billion compared to December 31, 2012. This decline includes a $1.2 billion decrease in total loans and leases, a $900 million decrease in cash and cash equivalents and a $1.0 billion decrease in other assets. These decreases were partially offset by a $1.5 billion increase in the securities portfolio. The decrease in the total loan and lease portfolio was primarily driven by a $2.5 billion decrease in LHFS and a $1.3 billion decrease in the covered loan portfolio, partially offset by a $2.6 billion increase in loans and leases held for investment. The increase in the total securities portfolio is primarily the result of increased securities purchases during the fourth quarter of 2013, which occurred in response to a decrease in loan originations. The decrease in other assets primarily relates to the previously described income tax adjustments.

Total deposits at December 31, 2013 were $127.5 billion, a decrease of $5.6 billion, or 4.2%, from December 31, 2012. The decrease in deposits reflects a decrease in certificates and other time deposits and interest checking totaling $6.7 billion and $2.2 billion, respectively. These decreases were partially offset by an increase in noninterest-bearing deposits totaling $2.5 billion. These changes resulted in a substantial improvement to deposit mix, with noninterest-bearing accounts representing 27.4% of total deposits at December 31, 2013, compared to 24.4% at December 31, 2012. The cost of interest-bearing deposits for 2013 declined 11 basis points compared to the prior year.

Total shareholders' equity increased $1.6 billion, or 7.5%, compared to December 31, 2012. This increase was primarily driven by net income in excess of dividends totaling $915 million and proceeds from the issuance of Tier 1 qualifying Series G Non-Cumulative Preferred Stock totaling $487 million. BB&T's Tier 1 risk-based capital and total risk-based capital ratios at December 31, 2013 increased to 11.8% and 14.3%, respectively, compared to 10.5% and 13.4% at December 31, 2012, respectively. BB&T's risk-based capital ratios remain well above regulatory standards for well-capitalized banks.

Reclassifications

In certain circumstances, reclassifications have been made to prior period information to conform to the 2013 presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Critical Accounting Policies

The accounting and reporting policies of BB&T are in accordance with GAAP and conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. The financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Different assumptions in the application of these policies could result in material changes in the consolidated financial position and/or consolidated results of operations and related disclosures. The more critical accounting and reporting policies include those related to the ACL, determining fair value of financial instruments, intangible assets and other purchase accounting related adjustments associated with mergers and acquisitions, costs and benefit obligations associated with BB&T's pension and postretirement benefit plans and income taxes. Understanding BB&T's accounting policies is fundamental to understanding the consolidated financial position and consolidated results of operations. Accordingly, BB&T's significant accounting policies and changes in accounting principles and effects of new accounting pronouncements are discussed in detail in Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements."

The following is a summary of BB&T's critical accounting policies that are highly dependent on estimates, assumptions and judgments. These critical accounting policies are reviewed with the Audit Committee of BB&T's Board of Directors on a periodic basis.

ACL

It is the policy of BB&T to maintain an ALLL and a RUFC that represent management's best estimate of probable credit losses inherent in the portfolio at the balance sheet date. Estimates for loan and lease losses are determined by analyzing historical loan and lease losses, historical loan and lease migration to charge-off experience, current trends in delinquencies and charge-offs, expected cash flows on purchased loans, current assessment of problem loans and leases, the results of regulatory examinations and changes in the size, composition and risk assessment of the loan and lease portfolio. As part of this process, BB&T develops a series of loss estimate factors, which are modeled projections of the frequency, timing and severity of losses. These loss estimate factors are based on historical loss experience, economic and political environmental considerations and any other data that management believes will provide evidence about the expected collectability of outstanding loan and lease amounts. The following table summarizes the loss estimate factors used to determine the ALLL.

Loss Estimate Factor	Description
Loss Frequency	Indicates the likelihood of a borrower defaulting on a loan
Loss Severity	Indicates the amount of estimated loss at the time of default

For collectively evaluated loans, the ALLL is determined by multiplying the loan exposure by the loss frequency and loss severity factors. For individually evaluated loans, the ALLL is determined through review of data specific to the borrower. For TDRs, default expectations and estimated slower prepayment speeds that are specific to each of the restructured loan populations are incorporated in the determination of the ALLL. Also included in management's estimates for loan and lease losses are considerations with respect to the impact of current economic events, the outcomes of which are uncertain. These events may include, but are not limited to, fluctuations in overall interest rates, political conditions, legislation that may directly or indirectly affect the banking industry and economic conditions affecting specific geographical areas and industries in which BB&T conducts business.

The methodology used to determine an estimate for the RUFC is inherently similar to the methodology used in calculating the ALLL adjusted for factors specific to binding commitments, including the probability of funding and exposure at the time of funding. A detailed discussion of the methodology used in determining the ALLL and the RUFC is included in Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements."

Fair Value of Financial Instruments

The vast majority of assets and liabilities carried at fair value are based on either quoted market prices or market prices for similar instruments. See Note 17 "Fair Value Disclosures" in the "Notes to Consolidated Financial Statements" herein for additional disclosures regarding the fair value of financial instruments.

Securities

BB&T generally utilizes a third-party pricing service in determining the fair value of its AFS and trading securities. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. Management performs various procedures to evaluate the accuracy of the fair values provided by the third-party service provider. These procedures, which are performed independent of the responsible LOB, include comparison of pricing information received from the third party pricing service to other third party pricing sources, review of additional information provided by the third party pricing service and other third party sources for selected securities and back-testing to compare the price realized on any security sales to the daily pricing information received from the third party pricing service. The IPV committee, which provides oversight to BB&T's enterprise-wide IPV function, is responsible for oversight of the comparison of pricing information received from the third party pricing service to other third party pricing sources, approving tolerance limits determined by IPV for price comparison exceptions, reviewing significant changes to pricing and valuation policies and reviewing and approving the pricing decisions made on any illiquid and hard-to-price securities. When market observable data is not available, which generally occurs due to the lack of liquidity for certain securities, the valuation of the security is subjective and may involve substantial judgment by management. As of December 31, 2013, BB&T had approximately $861 million of AFS securities valued using unobservable inputs, the majority of which were non-agency MBS securities that are covered by a loss sharing agreement with the FDIC.

BB&T periodically reviews AFS securities with an unrealized loss. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. The purpose of the review is to consider the length of time and the extent to which the market value of a security has been below its amortized cost. The primary factors BB&T considers in determining whether an impairment is other-than-temporary are long-term expectations and recent experience regarding principal and interest payments and BB&T's intent to sell and whether it is more likely than not that the Company would be required to sell those securities before the anticipated recovery of the amortized cost basis.

MSRs

BB&T has a significant mortgage loan servicing portfolio and related MSRs. BB&T has two classes of MSRs for which it separately manages the economic risk: residential and commercial. Residential MSRs are primarily carried at fair value with changes in fair value recorded as a component of mortgage banking income. BB&T uses various derivative instruments to mitigate the income statement effect of changes in fair value due to changes in valuation inputs and assumptions of its residential MSRs. MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, the precise terms and conditions typically are not readily available. Accordingly, BB&T estimates the fair value of residential MSRs using an OAS valuation model to project MSR cash flows over multiple interest rate scenarios, which are then discounted at risk-adjusted rates. The OAS model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. BB&T reassesses and periodically adjusts the underlying inputs and assumptions in the OAS model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset.

Fair value estimates and assumptions are compared to industry surveys, recent market activity, actual portfolio experience and, when available, observable market data. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the valuation hierarchy. The value of MSRs is significantly affected by mortgage interest rates available in the marketplace, which influence mortgage loan prepayment speeds. In general, during periods of declining interest rates, the value of MSRs declines due to increasing prepayments attributable to increased mortgage-refinance activity. Conversely, during periods of rising interest rates, the value of MSRs generally increases due to reduced refinance activity. Commercial MSRs are carried at the lower of cost or market and amortized over the estimated period that servicing income is expected to be received based on projections of the amount and timing of estimated future cash flows. The amount and timing of servicing asset amortization is based on actual results and updated projections. Refer to Note 6 "Loan Servicing" in the "Notes to Consolidated Financial Statements" for quantitative disclosures reflecting the effect that changes in management's assumptions would have on the fair value of MSRs.

LHFS

BB&T originates certain mortgage loans for sale to investors that are carried at fair value. The fair value is primarily based on quoted market prices for securities backed by similar types of loans. Changes in the fair value are recorded as a component of mortgage banking income, while the related origination costs are recognized in noninterest expense when incurred. The changes in fair value of these assets are largely driven by changes in interest rates subsequent to loan funding and changes in the fair value of servicing associated with the mortgage loan held for sale. BB&T uses various derivative instruments to mitigate the economic effect of changes in fair value of the underlying loans.

Derivative Assets and Liabilities

BB&T uses derivatives to manage various financial risks. The fair values of derivative financial instruments are determined based on quoted market prices and internal pricing models that are primarily sensitive to market observable data. BB&T mitigates the credit risk by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. In addition, certain counterparties are required to provide collateral to BB&T when their unsecured loss positions exceed certain negotiated limits. The fair value of interest rate lock commitments, which are related to mortgage loan commitments, is based on quoted market prices adjusted for commitments that BB&T does not expect to fund and includes the value attributable to the net servicing fee.

Private Equity and Similar Investments

BB&T has private equity and similar investments that are carried at fair value. Changes in the fair value of these investments are recorded in other noninterest income each period. In many cases there are no observable market values for these investments and management must estimate the fair value based on a comparison of the operating performance of the company to multiples in the marketplace for similar entities. This analysis requires significant judgment, and actual values in a sale could differ materially from those estimated. As of December 31, 2013, BB&T had $291 million of these investments, which represented less than 1% of total assets.

Intangible Assets

BB&T's mergers and acquisitions are accounted for using the acquisition method of accounting, which requires that acquired assets and liabilities are recorded at their fair values. This often involves estimates based on third party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. The amortization of identified intangible assets is based upon the estimated economic benefits to be received, which is also subjective. Acquisitions typically result in goodwill, which is subject to ongoing periodic impairment tests based on the fair values of the reporting units to which the acquired goodwill relates. Refer to Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" for a description of the impairment testing process. Management considers the sensitivity of the significant assumptions in its impairment analysis including consideration of a 10% change in estimated future cash flows or the discount rate for each reporting unit.

Pension and Postretirement Benefit Obligations

BB&T offers various pension plans and postretirement benefit plans to employees. Calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. The discount rate assumption used to measure the postretirement benefit obligations is set by reference to a high-quality (AA-rated or higher) corporate bond yield curve and the individual characteristics of the plans such as projected cash flow patterns and payment durations. Management evaluated the sensitivity changes that the expected return on plan assets and the discount rate would have on pension expense for 2014. A decrease of 25 basis points in the discount rate would result in additional pension expense of approximately $17 million for 2014, while a decrease of 100 basis points in the expected return on plan assets would result in an increase of approximately $37 million in pension expense for 2014. Refer to Note 13 "Benefit Plans" in the "Notes to Consolidated Financial Statements" for disclosures related to BB&T's benefit plans.

Income Taxes

The calculation of BB&T's income tax provision is complex and requires the use of estimates and judgments. As part of the Company's analysis and implementation of business strategies, consideration is given to the tax laws and regulations that apply to the specific facts and circumstances for any tax position under evaluation. For tax positions that are uncertain in nature, management determines whether the tax position is more likely than not to be sustained upon examination. For tax positions that meet this threshold, management then estimates the amount of the tax benefit to recognize in the financial statements. Management closely monitors tax developments in order to evaluate the effect they may have on the Company's overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.

Analysis of Results of Operations

Table 7
Profitability Measures

	Years Ended December 31,			
	2013	*Adjusted 2013 (1)*	2012	2011
EPS:				
Basic	$ 2.22	*$ 2.96*	$ 2.74	$ 1.85
Diluted	2.19	*2.91*	2.70	1.83
Rate of return on:				
Average assets	0.95 %	*1.24 %*	1.14 %	0.82 %
Average common shareholders' equity	8.06	*10.55*	10.35	7.49
NIM (FTE)	3.68	*N/A*	3.91	4.06

(1) Calculated excluding the impact of the adjustments for uncertain income tax positions of $516 million recorded during 2013. For additional information, see Non-GAAP Information on page 83.

Net Interest Income and NIM

Net interest income is BB&T's primary source of revenue. Net interest income is influenced by a number of factors, including the volume, mix and maturity of interest-earning assets and interest-bearing liabilities and the interest rates earned and paid thereon. The difference between rates earned on interest-earning assets and the cost of funds (with a FTE adjustment made to tax-exempt items to provide comparability with taxable items) is measured by the NIM.

2013 compared to 2012

For 2013, net interest income on an FTE-adjusted basis totaled $5.8 billion, a decrease of $244 million or 4.1%, compared to the prior year. The decrease in net interest income reflects lower yields on new loans and securities and runoff in the covered loan portfolio, partially offset by lower funding costs, which declined $170 million compared to 2012. The improvement in funding costs reflects an 11 basis point reduction in the average cost of interest-bearing deposits and a lower average long-term debt balance.

The FTE-adjusted NIM is the primary measure used in evaluating the gross profit margin from the portfolios of earning assets. The FTE-adjusted NIM was 3.68% in 2013 compared with 3.91% in 2012. The decline in the NIM primarily reflects lower yields on new loans and securities and covered loan runoff, partially offset by the lower funding costs described above. The average annualized FTE yield for total loans and leases was 4.85% for 2013, compared to 5.35% for the prior year. The decrease was primarily due to lower yields on new loan originations and the runoff of higher yielding covered loans. The FTE yield on the total securities portfolio was 2.51% for the year ended December 31, 2013, compared to 2.64% for the prior year. This decrease reflects runoff in the covered security portfolio and security duration adjustments.

Management expects NIM to decline approximately five basis points in the first quarter of 2014 as a result of an increase in the relative size of the securities portfolio and lower earning asset yields, partially offset by lower funding costs.

The average rate paid on interest-bearing deposits dropped to 0.32% during 2013, from 0.43% in 2012. This improvement included a 16 basis point reduction in the cost of certificates and other time deposits and a five basis point reduction in the cost of money market and savings accounts.

The rates paid on average short-term borrowings declined from 0.26% in 2012 to 0.16% during 2013. At December 31, 2013, the targeted Federal funds rate was a range of zero percent to 0.25%. The average rate on long-term debt during 2013 was 3.03%, an increase of one basis point compared to the prior year. This increase reflects the redemption of all higher cost junior subordinated debt to unconsolidated trusts and the related benefit associated with accelerated amortization of derivatives that were unwound in a gain position during 2012, partially offset by lower effective rates on new debt issued during 2013.

2012 compared to 2011

For 2012, net interest income on an FTE-adjusted basis totaled $6.0 billion, compared with $5.7 billion in 2011, an increase of 6.2%. The increase in net interest income was driven by lower funding costs, which declined $319 million compared to 2011. The improvement in funding costs reflects a 25 basis point reduction in the average cost of interest-bearing deposits for 2012 compared to the prior year and the 2012 redemption of all junior subordinated debt to unconsolidated trusts. Net interest income also benefited from the growth in average earning assets, which more than offset the negative impact of lower yields on new loans.

FTE-adjusted NIM was 3.91% in 2012 compared with 4.06% in 2011. The decline in the NIM primarily reflects the runoff of higher yielding covered loans and lower yields on new loans, partially offset by the lower funding costs described above. The average annualized FTE yield for 2012 for the total loan portfolio was 5.35% compared to 5.87% for the prior year. The decrease was primarily due to the runoff of higher yielding covered loans and a higher volume of new loans originated at lower rates. The FTE yield on the total securities portfolio was 2.64% for the year ended December 31, 2012, compared to 2.67% for the prior year. The decrease reflects a higher volume of lower yielding RMBS securities issued by GSEs.

The average rate paid on interest-bearing deposits dropped to 0.43% during 2012 from 0.68% in 2011. This improvement was a result of lower rates on interest-bearing deposits, including a 56 basis point reduction in the cost of certificates and other time deposits and a 13 basis point reduction in the cost of money market and savings accounts.

The rates paid on average short-term borrowings declined from 0.27% in 2011 to 0.26% during 2012. At December 31, 2012, the targeted Federal funds rate was a range of zero percent to 0.25%. The average rate on long-term debt during 2012 was 3.02%, a decrease of 38 basis points compared to the prior year. This reduction was primarily due to the redemption of all higher cost junior subordinated debt to unconsolidated trusts during 2012 and the related benefit associated with accelerated amortization of derivatives that were unwound in a gain position.

Covered Assets and FDIC Loss Share Receivable/Payable

In connection with the Colonial acquisition, Branch Bank entered into loss sharing agreements with the FDIC that outline the terms and conditions under which the FDIC will reimburse Branch Bank for a portion of the losses incurred on certain loans, OREO, certain investment securities and other assets (collectively, "covered assets"). The FDIC's obligation to reimburse Branch Bank for losses with respect to covered assets began with the first dollar of loss incurred. The loss sharing agreement applicable to single family residential mortgage loans expires in 2019. The loss sharing agreement applicable to commercial loans and other covered assets expires in the third quarter of 2014; however, Branch Bank must reimburse the FDIC for gains and recoveries, net of related expenses, through the third quarter of 2017. The commercial loss sharing agreement calls for Branch Bank to sell all remaining loans, foreclosed property and any related deficiency agreements/rights during the eighth year of the agreement. The following table presents the carrying amount of assets covered by each loss share agreement:

Table 8
Covered Assets by Loss Share Agreement
December 31, 2013

	Commercial	Single Family	Total
		(dollars in millions)	
Loans and leases	$ 1,263	$ 772	$ 2,035
AFS securities	1,393	—	1,393
Other assets	124	39	163
Total covered assets	$ 2,780	$ 811	$ 3,591

The terms of the loss sharing agreement with respect to certain non-agency MBS provide that Branch Bank will be reimbursed by the FDIC for 95% of any and all losses incurred through the third quarter of 2014. For other covered assets, the FDIC will reimburse Branch Bank for (1) 80% of net losses incurred up to $5 billion and (2) 95% of net losses in excess of $5 billion. BB&T does not expect cumulative net losses to exceed $5 billion on the respective covered assets. Gains and recoveries on covered assets, net of related expenses, will offset losses, or be paid to the FDIC, at the applicable loss share percentage at the time of recovery. Following the conclusion of the 10 year loss share period in 2019, should actual aggregate losses, excluding securities, be less than an amount determined in accordance with these agreements, BB&T will pay the FDIC a portion of the difference. As of December 31, 2013, BB&T projects that in 2019 Branch Bank would owe the FDIC approximately $147 million under the aggregate loss calculation. As described below, this liability is expensed over time and BB&T has recognized total expense of approximately $104 million through December 31, 2013.

The fair value of the net reimbursement the Company expected to receive from the FDIC under these agreements was recorded as the FDIC loss share receivable at the date of acquisition. The fair value of the FDIC loss share receivable/payable was estimated using a discounted cash flow methodology.

Acquired loans were aggregated into separate pools based upon common risk characteristics. Each pool is considered a unit of account and the cash flows expected to be collected, credit losses and other relevant information are developed for each pool. A summary of the accounting treatment related to changes in credit losses on each loan pool and the related FDIC loss share asset follows.

- If the estimated credit loss on a loan pool is increased:
  - The reduction in the net present value of the loan pool is recognized immediately as provision expense and an increase to the ALLL.
  - The FDIC loss share asset is increased by 80% of the adjustment to the ALLL through income.
- If the estimated credit loss on a loan pool is reduced:
  - If the loan pool has an allowance, the allowance is first reduced to $0 (and 80% of this reduction decreases the FDIC loss share asset) through income.
  - If the loan pool does not have an allowance (or it is first reduced to $0 and there remains additional expected cash flows), the excess of expected cash flows is recognized as a yield adjustment over the remaining expected life of the loan.
  - The decrease in expected reimbursement from the FDIC is recognized in income prospectively using a level yield methodology over the remaining life of the loss share agreements.
  - The increase in the amount expected to be paid to the FDIC as a result of the aggregate loss calculation is recognized prospectively in proportion to expected loan income over the remaining life of the loss share agreements.

The accounting treatment for covered securities is summarized below:

- Prior to the recognition of OTTI on a covered security:
  - The purchase discount established at acquisition is accreted into income over the expected life of the underlying securities using a level yield methodology.
  - Changes to the expected life of the securities are recognized with a cumulative adjustment to the accretion recognized.
- Subsequent to recognition of OTTI, which is determined using the same methodology that is applied to non-covered securities, an increase in expected cash flows is recognized as a yield adjustment over the remaining expected life of the security based on an evaluation of the nature of the increase.
- The income statement effect of the above items is offset by the applicable loss share percentage in FDIC loss share income, net, which cumulatively resulted in a liability of $190 million as of December 31, 2013.

- Covered securities are classified as AFS and carried at fair market value. The changes in unrealized gains/losses are offset by the applicable loss share percentage in AOCI, which resulted in a liability of $375 million as of December 31, 2013.

- BB&T would only owe these amounts to the FDIC if BB&T were to sell these securities prior to the third quarter of 2017. BB&T has no current intent to dispose of the covered securities.

The following table provides the carrying amount and estimated fair value of the components of the FDIC loss share receivable (payable):

Table 9
FDIC Loss Share Receivable (Payable)

	December 31,			
	2013		2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in millions)			
Covered loans	$ 843	$ 464	$ 1,106	$ 751
Covered securities	(565)	(521)	(553)	(502)
Aggregate loss calculation	(104)	(131)	(74)	(100)
Total	$ 174	$ (188)	$ 479	$ 149

The decrease in the carrying amount attributable to covered loans was due to the receipt of cash from the FDIC and negative accretion due to the credit loss improvement, partially reduced by the offset to the provision for covered loans and the FDIC's share of losses on foreclosed property. The change in the carrying amount attributable to covered securities was due to the offsets to the accretion of the discount and the amount of changes in unrealized gains of covered securities. The change in the carrying amount attributable to the aggregate loss calculation is primarily due to accretion of the expected payment, which is included in "Accretion due to credit loss improvement" below. The fair values were based upon a discounted cash flow methodology that was consistent with the acquisition date methodology. The fair value attributable to covered loans and the aggregate loss calculation changes over time due to the receipt of cash from the FDIC, updated credit loss assumptions and the passage of time. The fair value attributable to covered securities was based upon the timing and amount that would be payable to the FDIC should they settle at the current fair value at the conclusion of the loss share agreement.

The following table provides information related to the income statement impact of covered loans and securities and the FDIC loss sharing receivable/payable. The table excludes all amounts related to other assets acquired and liabilities assumed in the acquisition.

Table 10
Revenue, Net of Provision, Impact from Covered Assets

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Interest income-covered loans	$ 451	$ 765	$ 1,053
Interest income-covered securities	137	172	168
Total interest income	588	937	1,221
Provision for covered loans	(5)	(13)	(71)
OTTI for covered securities	—	(4)	—
FDIC loss share income, net	(293)	(318)	(289)
Adjusted net revenue	$ 290	$ 602	$ 861
FDIC loss share income, net:			
Offset to provision for covered loans	$ 4	$ 11	$ 57
Accretion due to credit loss improvement	(255)	(271)	(297)
Offset to OTTI for covered securities	—	3	—
Accretion for securities	(42)	(61)	(49)
Total	$ (293)	$ (318)	$ (289)

2013 compared to 2012

Interest income for 2013 on covered loans and securities acquired in the Colonial acquisition decreased $349 million compared to 2012, primarily due to lower average covered loan balances. The yield on covered loans for 2013 was 16.93% compared to 18.91% in 2012. At December 31, 2013, the accretable yield balance on covered loans was $538 million. Accretable yield represents the excess of expected future cash flows above the current net carrying amount of loans and will be recognized in income over the remaining life of the covered loans.

During 2013, BB&T increased the accretable yield balance on covered loans by $107 million, compared to a $72 million reduction in 2012, primarily due to improved loss results in 2013 and changes in the expected lives of the underlying loans in 2012. These adjustments are recognized on a prospective basis over the remaining lives of the loan pools.

The provision for covered loans was $5 million in 2013, a decrease of $8 million compared to 2012. This decrease resulted from the quarterly reassessment process.

FDIC loss share income, net, was $25 million better than 2012, primarily due to securities duration adjustments that increased the expected lives of securities in 2013, compared to duration adjustments that shortened the lives in 2012.

2012 compared to 2011

Interest income for 2012 on covered loans and securities acquired in the Colonial acquisition decreased $284 million compared to 2011, primarily due to lower average covered loan balances. The yield on covered loans for 2012 was 18.91% compared to 19.15% in 2011. At December 31, 2012, the accretable yield balance on covered loans was $881 million. Accretable yield represents the excess of expected future cash flows above the current net carrying amount of loans and will be recognized in income over the remaining life of the covered loans.

During 2012, BB&T reduced the accretable yield balance on covered loans by $72 million primarily due to changes in the expected lives of the underlying loans. During 2011, BB&T reclassified $379 million from the nonaccretable balance to accretable yield on covered loans. This reclassification was primarily the result of increased cash flow estimates resulting from improved loss expectations.

The provision for covered loans was $13 million in 2012, a decrease of $58 million compared to 2011. This decrease resulted from the quarterly reassessment process.

FDIC loss share income, net was $29 million worse than 2011 primarily due to a lower offset to the provision for covered loans.

FTE Net Interest Income and Rate / Volume Analysis

The following table sets forth the major components of net interest income and the related yields and rates for 2013, 2012 and 2011, as well as the variances between the periods caused by changes in interest rates versus changes in volumes. Changes attributable to the mix of assets and liabilities have been allocated proportionally between the changes due to rate and the changes due to volume.

Table 11
FTE Net Interest Income and Rate / Volume Analysis (1)
Years Ended December 31, 2013, 2012 and 2011

	Average Balances			Yield/Rate			Income/Expense			2013 vs. 2012			2012 vs. 2011		
										Increase	Change due to		Increase	Change due to	
	2013	2012	2011	2013	2012	2011	2013	2012	2011	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
	(Dollars in millions)														
Assets															
Total securities, at amortized cost: (2)															
U.S. Treasuries	$ 502	$ 272	$ 112	0.42 %	0.22 %	0.25 %	$ 2	$ 1	$ —	$ 1	$ —	$ 1	$ 1	$ —	$ 1
GSEs	5,016	1,329	176	2.04	1.92	2.33	103	25	4	78	2	76	21	(1)	22
MBS issued by GSE	27,598	30,848	25,305	2.00	2.02	1.86	552	624	472	(72)	(6)	(66)	152	43	109
States and political subdivisions	1,836	1,851	1,895	5.80	5.83	5.72	107	108	109	(1)	(1)	—	(1)	2	(3)
Non-agency MBS	283	346	528	5.69	5.76	6.72	16	20	35	(4)	—	(4)	(15)	(5)	(10)
Other	470	505	658	1.45	1.65	1.55	7	8	10	(1)	—	(1)	(2)	1	(3)
Covered	1,067	1,183	1,249	12.82	14.53	13.46	137	172	168	(35)	(19)	(16)	4	13	(9)
Total securities	36,772	36,334	29,923	2.51	2.64	2.67	924	958	798	(34)	(24)	(10)	160	53	107
Other earning assets (3)	2,412	3,359	3,207	1.39	0.91	0.62	34	31	20	3	13	(10)	11	10	1
Loans and leases, net of unearned income: (4)(5)															
Commercial:															
Commercial and industrial	38,206	36,966	34,153	3.63	3.96	4.23	1,386	1,464	1,446	(78)	(126)	48	18	(96)	114
CRE-other	11,418	10,779	11,139	3.69	3.81	3.81	421	411	425	10	(13)	23	(14)	—	(14)
CRE-residential ADC	1,087	1,665	2,769	4.34	3.76	3.51	47	63	97	(16)	9	(25)	(34)	7	(41)
Direct retail lending	15,952	15,270	13,850	4.64	4.87	5.22	741	744	722	(3)	(35)	32	22	(50)	72
Sales finance	8,658	7,680	7,202	3.18	3.97	4.88	275	305	352	(30)	(66)	36	(47)	(69)	22
Revolving credit	2,303	2,217	2,106	8.56	8.41	8.77	197	186	185	11	3	8	1	(8)	9
Residential mortgage	23,598	22,623	18,782	4.22	4.37	4.80	996	989	902	7	(35)	42	87	(86)	173
Other lending subsidiaries	10,468	9,525	8,280	10.20	11.04	11.51	1,068	1,051	953	17	(83)	100	98	(40)	138
Total loans and leases held for investment (excluding covered loans)	111,690	106,725	98,281	4.59	4.88	5.17	5,131	5,213	5,082	(82)	(346)	264	131	(342)	473
Covered loans	2,667	4,045	5,498	16.93	18.91	19.15	451	765	1,053	(314)	(74)	(240)	(288)	(13)	(275)
Total loans and leases held for investment	114,357	110,770	103,779	4.88	5.40	5.91	5,582	5,978	6,135	(396)	(420)	24	(157)	(355)	198
LHFS	3,170	2,963	2,183	3.59	3.42	3.75	114	101	82	13	5	8	19	(8)	27
Total loans and leases	117,527	113,733	105,962	4.85	5.35	5.87	5,696	6,079	6,217	(383)	(415)	32	(138)	(363)	225
Total earning assets	156,711	153,426	139,092	4.25	4.61	5.06	6,654	7,068	7,035	(414)	(426)	12	33	(300)	333
Nonearning assets	24,551	25,208	23,874												
Total assets	$ 181,262	$ 178,634	$ 162,966												
Liabilities and Shareholders' Equity															
Interest-bearing deposits:															
Interest-checking	$ 19,305	$ 19,904	$ 18,614	0.08	0.12	0.16	15	25	30	(10)	(9)	(1)	(5)	(7)	2
Money market and savings	48,640	46,927	41,287	0.13	0.18	0.31	64	85	129	(21)	(24)	3	(44)	(60)	16
Certificates and other time deposits	26,006	31,647	28,825	0.85	1.01	1.57	221	319	453	(98)	(46)	(52)	(134)	(175)	41
Foreign office deposits - interest-bearing	672	214	647	0.08	0.11	(0.37)	1	—	(2)	1	—	1	2	1	1
Total interest-bearing deposits	94,623	98,692	89,373	0.32	0.43	0.68	301	429	610	(128)	(79)	(49)	(181)	(241)	60
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	4,459	3,408	5,189	0.16	0.26	0.27	7	9	14	(2)	(4)	2	(5)	(1)	(4)
Long-term debt	19,301	20,651	22,257	3.03	3.02	3.40	584	624	757	(40)	2	(42)	(133)	(81)	(52)
Total interest-bearing liabilities	118,383	122,751	116,819	0.75	0.86	1.18	892	1,062	1,381	(170)	(81)	(89)	(319)	(323)	4
Noninterest-bearing deposits	33,932	28,925	22,945												
Other liabilities	7,057	7,481	5,935												
Shareholders' equity	21,890	19,477	17,267												
Total liabilities and shareholders' equity	$ 181,262	$ 178,634	$ 162,966												
Average interest rate spread				3.50 %	3.75 %	3.88 %									
NIM/ net interest income				3.68 %	3.91 %	4.06 %	$ 5,762	$ 6,006	$ 5,654	$ (244)	$ (345)	$ 101	$ 352	$ 23	$ 329
Taxable-equivalent adjustment							$ 146	$ 149	$ 147						

(1) Yields are stated on a taxable equivalent basis assuming tax rates in effect for the periods presented.
(2) Total securities include AFS and HTM securities.
(3) Includes Federal funds sold, securities purchased under resale agreements or similar arrangements, interest-bearing deposits with banks, trading securities, FHLB stock and other earning assets.
(4) Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.
(5) Nonaccrual loans have been included in the average balances.

Provision for Credit Losses

2013 compared to 2012

The provision for credit losses recorded by BB&T in 2013 was $592 million, a decrease of $465 million, or 44.0%, compared to the prior year. The 2013 provision for credit losses included $5 million related to covered loans, compared to $13 million in 2012. The decrease in the provision for credit losses reflected continued improvement in credit trends and outlook, as net charge-offs in 2013 decreased 38.8% compared to the prior year. Improving credit conditions also resulted in an increase in the ratio of the ALLL to net charge-offs, which increased to 2.19x for 2013, compared to 1.56x for 2012.

Net charge-offs were 0.67% of average loans and leases (and 0.67% excluding covered loans) for 2013, compared to 1.14% of average loans and leases (or 1.15% excluding covered loans) during 2012. Net charge-offs decreased in nearly all loan portfolios, including decreases in the CRE-residential ADC, CRE-other and direct retail lending portfolios of 83.2%, 70.8% and 41.5%, respectively.

2012 compared to 2011

The provision for credit losses recorded by BB&T in 2012 was $1.1 billion, a decrease of $133 million, or 11.2%, compared to 2011. Included in the 2012 provision for credit losses was $13 million related to covered loans, compared to $71 million in 2011. The decrease in the provision for credit losses during 2012 compared to 2011 was primarily due to improving credit trends and outlook, as net charge-offs in 2012 decreased 22.0% compared to 2011. Improving credit conditions also resulted in an increase in the ratio of the ALLL to net charge-offs, which increased to 1.56x for 2012 compared to 1.36x for 2011.

Net charge-offs were 1.14% of average loans and leases (or 1.15% excluding covered loans) for 2012 compared to 1.57% of average loans and leases (or 1.59% excluding covered loans) during 2011. Net charge-offs for 2011 included $87 million related to the transfer and sale of residential mortgage loans in the second quarter. Excluding the charge-off related to this transfer, net charge-offs were 1.50% of average loans and leases for 2011. The largest decreases in the provision for credit losses for 2012 were in the residential mortgage and CRE-residential ADC portfolios.

Noninterest Income

Noninterest income is a significant contributor to BB&T's financial results. Management continues to focus on diversifying its sources of revenue to further reduce BB&T's reliance on traditional spread-based interest income, as certain fee-based activities are a relatively stable revenue source during periods of changing interest rates.

The following table provides a breakdown of noninterest income:

Table 12
Noninterest Income

	Years Ended December 31,			% Change	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
	(Dollars in millions)				
Insurance income	$ 1,517	$ 1,359	$ 1,044	11.6 %	30.2 %
Service charges on deposits	584	566	563	3.2	0.5
Mortgage banking income	565	840	436	(32.7)	92.7
Investment banking and brokerage fees and commissions	383	365	333	4.9	9.6
Bankcard fees and merchant discounts	256	236	204	8.5	15.7
Trust and investment advisory revenues	200	184	173	8.7	6.4
Checkcard fees	199	185	271	7.6	(31.7)
Income from bank-owned life insurance	113	116	122	(2.6)	(4.9)
FDIC loss share income, net	(293)	(318)	(289)	(7.9)	10.0
Securities gains (losses), net	51	(12)	62	NM	(119.4)
Other income	362	299	194	21.1	54.1
Total noninterest income	$ 3,937	$ 3,820	$ 3,113	3.1	22.7

2013 compared to 2012

Noninterest income was $3.9 billion for 2013, up 3.1% compared to 2012. This increase was driven by record income generated by BB&T's insurance, investment banking and brokerage, bankcard fees and merchant discounts, and trust and investment advisory LOBs, along with strong growth in checkcard fees and steady growth in service charges on deposits. This growth in noninterest income was negatively impacted by a decrease in mortgage banking income.

Income from BB&T's insurance agency/brokerage operations was the largest source of noninterest income in 2013. Insurance income was up 11.6% compared to 2012, with approximately one-half of the growth attributable to the acquisition of Crump Insurance on April 2, 2012, and the remainder primarily the result of an improving market for insurance premiums and a $13 million experience-based refund of reinsurance premiums that was received in the second quarter of 2013.

Investment banking and brokerage fees and commissions increased $18 million, or 4.9%, compared to 2012. This increase was largely driven by higher investment commission income and increased investment banking activities. Bankcard fees and merchant discounts increased $20 million, or 8.5%, in 2013, based on higher retail and commercial bankcard transaction volumes and an increase in merchant discount income. Trust and investment advisory revenues increased $16 million, primarily the result of higher investment advisory revenues during the current year. Checkcard fees were $14 million higher than the prior year, an increase of 7.6%, reflecting increased transaction volume, a portion of which is attributable to the acquisition of BankAtlantic in the prior year. Service charges totaled $584 million, an increase of $18 million, or 3.2%, compared to 2012, reflecting growth in cash management products, an increase in other deposit fees and the impact of the BankAtlantic acquisition.

Mortgage banking income totaled $565 million in 2013, a decrease of $275 million, or 32.7%, compared to the prior year. The decrease in mortgage banking income includes a $247 million decrease in residential mortgage production revenues and a $61 million decrease in net MSR and related hedge valuation adjustments compared to the prior year. These decreases were partially offset by a $12 million increase in residential mortgage servicing revenues, which primarily reflects growth in the servicing portfolio, and a $28 million decrease in the amortization of MSRs that was primarily driven by slower prepayment speeds. The decrease in residential mortgage production revenues primarily resulted from lower gain on sale margins, which reflects increased competition and a higher proportion of loans originated through the correspondent network. The weighted average gain on sale margin for 2013 was 1.15%, a 49.2% decline compared to the prior year. Correspondent loan originations represented 65.1% of mortgage loan originations in 2013, compared to 60.5% of mortgage loan originations in 2012.

FDIC loss share income, net reflects accretion of the FDIC loss share receivable due to credit loss improvement (including expense associated with the aggregate loss calculation) and accretion related to covered securities, partially reduced by the offset to the provision for covered loans. Covered loans have experienced better performance than originally anticipated, which has resulted in the recognition of additional interest income on a level yield basis over the expected life of the corresponding loans. A significant portion of this increase in interest income is offset by a reduction in noninterest income recorded in FDIC loss share income. For 2013, noninterest income was reduced by $255 million related to improvement in loan performance compared to a reduction of $271 million in 2012. These decreases in income were partially offset by increases of $4 million and $11 million, respectively, which reflected 80% of the provision for credit losses recorded on covered loans for 2013 and 2012.

BB&T recognized $51 million in net securities gains during 2013, compared to $12 million of net securities losses in 2012. Other income increased $63 million in 2013 compared to 2012, primarily due to a $31 million gain on the sale of a consumer lending subsidiary in 2013, a $22 million increase in income from operating leases and a $21 million increase in income from assets related to certain post-employment benefits, which is offset in personnel expense. These increases were partially offset by a $10 million decrease in client derivative related activities.

2012 compared to 2011

Noninterest income was $3.8 billion for 2012, up 22.7% compared to 2011. This increase was driven by growth in BB&T's insurance, mortgage banking and investment banking and brokerage LOBs. In addition, bankcard fees and merchant discounts and other income increased compared to the prior year. These increases were partially offset by lower checkcard fees, a decrease in income related to the FDIC loss share receivable and a reduction in net securities income.

Insurance income was up 30.2% compared to 2011, primarily due to the acquisition of Crump Insurance on April 2, 2012, which added approximately $234 million in revenues during 2012. The remainder of the increase in insurance income is attributable to the impact of other acquisitions that closed during the fourth quarter of 2011 and firming market conditions.

Mortgage banking income totaled $840 million in 2012 compared to $436 million in 2011. The increase in mortgage banking income was primarily due to an increase in residential mortgage production revenues totaling $378 million, which was driven by higher gains on residential mortgage production and sales. Included in mortgage banking income for 2012 is a negative valuation adjustment of $32 million related to changes in assumptions for residential MSRs that are carried at fair value. Approximately $22 million of the decline in the valuation of the residential MSRs was due to a revision in the servicing cost assumption based on an expectation of higher costs that continue to impact the industry. The remainder of the net decrease is primarily due to the impact of an increase in OAS assumption changes partially offset by prepayment speed changes, which are reflective of the current MSR market. This decrease was more than offset by gains of $128 million from derivative financial instruments used to manage the economic risk.

Service charges on deposit accounts totaled $566 million in 2012, essentially flat compared to the prior year, reflecting the impact of pricing changes for routine services related to retail and commercial transaction deposit products, such as monthly maintenance fees and commercial transaction deposit products, implemented in 2012 and 2011 that were designed to offset a reduction in service charges that occurred in 2011 and 2010 as a result of a change in overdraft policies.

Investment banking and brokerage fees and commissions increased $32 million, or 9.6%, compared to 2011. This increase was largely driven by a higher level of investment banking activities and higher brokerage fees and commissions. Checkcard fees decreased $86 million, or 31.7%, due to the Durbin Amendment to the Dodd-Frank Act, which was implemented on October 1, 2011 and limited the rate banks could assess for debit card transactions. Bankcard fees and merchant discounts increased $32 million in 2012, primarily the result of higher volumes for both retail and commercial bankcard activities.

For 2012, noninterest income was reduced by $271 million related to FDIC loss share income, compared to a reduction of $297 million in 2011. These decreases in income were partially offset by increases of $11 million and $57 million, respectively, which reflected 80% of the provision for credit losses recorded on covered loans for 2012 and 2011.

BB&T recognized $12 million in net securities losses during 2012, compared to $62 million of net securities gains in 2011. The net securities losses during 2012 included $9 million of OTTI charges and $3 million of net losses realized from securities sales. The net securities gains during 2011 included $174 million of net gains realized from securities sales and $112 million of OTTI charges. The OTTI charges recognized during 2011 were due to weaker actual and forecasted collateral performance for non-agency RMBS. Refer to the "Analysis of Financial Condition – Investment Activities" section for a detailed discussion of strategies executed during the years presented.

Other income increased $105 million in 2012 compared to 2011, primarily due to $149 million of losses and write-downs recorded in 2011 related to the sale of commercial NPLs. This increase was partially offset by $42 million of increased write-downs on affordable housing investments in 2012 due to revised estimates and processes used to value these investments.

Noninterest Expense

The following table provides a breakdown of BB&T's noninterest expense:

Table 13
Noninterest Expense

	Years Ended December 31,			% Change	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
	(Dollars in millions)				
Personnel expense	$ 3,293	$ 3,125	$ 2,727	5.4 %	14.6 %
Occupancy and equipment expense	692	650	616	6.5	5.5
Loan-related expense	255	283	227	(9.9)	24.7
Professional services	189	156	174	21.2	(10.3)
Software expense	158	138	118	14.5	16.9
Regulatory charges	143	159	212	(10.1)	(25.0)
Amortization of intangibles	106	110	99	(3.6)	11.1
Foreclosed property expense	55	266	802	(79.3)	(66.8)
Merger-related and restructuring charges, net	46	68	16	(32.4)	NM
Other expense	900	873	811	3.1	7.6
Total noninterest expense	$ 5,837	$ 5,828	$ 5,802	0.2	0.4

2013 compared to 2012

Personnel expense is the largest component of noninterest expense and includes salaries, wages and incentives, as well as pension and other employee benefit costs. Personnel expense totaled $3.3 billion, an increase of $168 million, or 5.4%, compared to 2012. The increase in personnel expense includes an increase of $128 million in salaries and wages, which reflects increases related to the acquisitions of Crump Insurance and BankAtlantic during 2012 and the impact of normal salary increases and job class changes. Other personnel expenses increased approximately $40 million, which included an increase of $22 million in post-employment benefits expense that is offset in other income. The remainder of the increase in other personnel expenses was driven by smaller increases in employment taxes and other fringe benefits.

Occupancy and equipment expense increased $42 million, or 6.5%, compared to 2012, with a portion of this increase attributable to the acquisitions of Crump Insurance and BankAtlantic acquisitions in the prior year and the remainder attributable to increases in rent and IT-related depreciation and maintenance.

Professional services expense totaled $189 million, an increase of $33 million compared to the prior year. This increase was largely driven by costs associated with systems and project-related expenses, partially offset by a decrease in legal fees.

Other expense increased $27 million, or 3.1%, compared to 2012, primarily the result of higher project-related expenses, increased depreciation expense related to assets used in the equipment finance leasing business and lower of cost or fair value adjustments on certain owned real estate. These increases were partially offset by a decrease in advertising and marketing expenses, lower insurance-related expenses and the loss on the sale of a leveraged lease that was recorded in the prior year. Software expense increased $20 million compared to the prior year, which primarily reflects higher maintenance and depreciation expense.

Foreclosed property expense includes the gain or loss on sale of foreclosed property, valuation adjustments resulting from updated appraisals and the ongoing expense of maintaining foreclosed properties. Foreclosed property expense decreased $211 million, or 79.3% in 2013, due to fewer losses and write-downs and lower maintenance costs on foreclosed property. Loan-related expense totaled $255 million, a decrease of $28 million, or 9.9% compared to the prior year. This decrease was primarily the result of improvements in mortgage repurchase expense and lower costs associated with certain mortgage loan indemnifications.

Merger-related and restructuring charges were $22 million lower than the prior year, which reflects the impact of merger-related charges associated with the Crump Insurance and BankAtlantic acquisitions in the prior year, partially offset by restructuring charges associated with optimization activities in Community Banking that were initiated during the second quarter of 2013. Regulatory charges decreased $16 million in 2013 due to improved credit quality, which led to lower deposit insurance premiums.

Management currently expects that total noninterest expense should trend lower throughout 2014, largely driven by lower personnel expense, professional services and regulatory charges. This decrease in noninterest expense, along with an anticipated increase in noninterest income, is expected to lead to continued improvement in the efficiency ratio throughout 2014, down to the mid-fifties by the fourth quarter.

2012 compared to 2011

Total personnel expense increased 14.6% during 2012, primarily the result of the Crump Insurance and BankAtlantic acquisitions during 2012. Other factors contributing to this increase include normal salary increases, higher production-related incentives and commissions and other performance incentives and higher pension expense related to certain changes in actuarial assumptions. Additional disclosures relating to BB&T's benefit plans can be found in Note 13 "Benefit Plans" in the "Notes to Consolidated Financial Statements."

Occupancy and equipment expense increased $34 million, or 5.5%, compared to 2011, primarily due to the acquisitions of Crump Insurance and BankAtlantic.

Loan-related expense totaled $283 million, an increase of $56 million compared to the prior year. This increase was primarily the result of higher investor-owned loan expense and provisions for higher mortgage repurchase reserves.

Foreclosed property expense decreased $536 million, or 66.8% in 2012, primarily reflecting the impact of a more aggressive approach to reducing the inventory of foreclosed property that was undertaken in the fourth quarter of 2011.

Regulatory charges decreased $53 million in 2012 due to improved credit quality, which led to lower deposit insurance premiums.

Merger-related and restructuring charges increased $52 million compared to the prior year as a result of the Crump Insurance and BankAtlantic acquisitions.

Other expense increased $62 million compared to 2011, primarily the result of higher advertising expenses, an increase in depreciation expense related to assets under operating leases to customers driven by growth in BB&T's equipment financing business, higher operating charge-offs in 2012 and increased referral fee expense. The remaining noninterest expenses increased a net $13 million, or 3.3%, compared to 2011.

Provision for Income Taxes

BB&T's provision for income taxes totaled $1.4 billion, $764 million and $296 million for 2013, 2012 and 2011, respectively. BB&T's effective tax rates for the years ended 2013, 2012 and 2011 were 44.7%, 27.4% and 18.2%, respectively. The increase in the effective tax rate for 2013 compared to 2012 was primarily due to the adjustments totaling $516 million related to the previously described uncertain tax positions. Excluding the impact of these adjustments, the effective tax rate for 2013 was 28.1%. The increase in the effective tax rate for 2012 compared to 2011 reflects a higher level of pre-tax earnings relative to permanent income tax differences.

BB&T has extended credit to and invested in the obligations of states and municipalities and their agencies and has made other investments and loans that produce tax-exempt income. The income generated from these investments, together with certain other transactions that have favorable tax treatment, have reduced BB&T's overall effective tax rate from the statutory rate in all periods presented.

Management currently expects the effective tax rate in the first quarter of 2014 to be similar to the effective tax rate in the fourth quarter of 2013, which was 29.2%.

Refer to Note 12 "Income Taxes" in the "Notes to Consolidated Financial Statements" for a reconciliation of the effective tax rate to the statutory tax rate and a discussion of uncertain tax positions and other tax matters.

Segment Results

BB&T's operations are divided into six reportable business segments. See Note 20 "Operating Segments" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to BB&T's operating segments, the internal accounting and reporting practices used to manage these segments and financial disclosures for these segments.

Fluctuations in noninterest income and noninterest expense incurred directly by the segments are more fully discussed in the "Noninterest Income" and "Noninterest Expense" sections above.

2013 compared to 2012

Community Banking

Community Banking had a network of 1,825 banking offices at the end of 2013, a decrease of seven offices compared to December 31, 2012. The decrease in offices was driven by the closure of low volume branches, partially offset by de novo branch openings. Community Banking net income was $982 million in 2013, an increase of $260 million, or 36.0%, compared to 2012.

Segment net interest income totaled $3.2 billion in 2013, a decrease of $163 million, or 4.8%, compared to 2012. The decrease in segment net interest income was primarily attributable to lower funding spreads earned on deposits, partially offset by improvements in deposit mix as a result of growth in noninterest-bearing, money market and savings deposits, and a decrease in certificates of deposits.

The allocated provision for loan and lease losses decreased $419 million, or 63.0%, reflecting improving mix due to the runoff of lower quality loans.

Noninterest income of $1.2 billion increased $66 million, or 5.8%, primarily due to higher checkcard fees, bankcard fees, merchant discounts, and service charges on deposits.

Noninterest expense of $1.7 billion decreased $126 million, or 6.9%, primarily driven by lower foreclosed property, regulatory, and professional services expense.

In December 2013, BB&T announced the signing of an agreement to acquire 21 branches in Texas from Citibank, which includes $1.2 billion in deposits and $134 million in loans.

Residential Mortgage Banking

Mortgage originations totaled $31.6 billion in 2013, a decrease of $1.5 billion, or 4.5%, compared to $33.1 billion in 2012. BB&T's residential mortgage servicing portfolio, which includes both retained loans and loans serviced for third parties, totaled $112.8 billion at the end of 2013, an increase of 11.3%, compared to $101.4 billion at December 31, 2012. Residential Mortgage Banking net income was $284 million in 2013, a decrease of $83 million, or 22.6%, compared to 2012.

Segment net interest income increased $44 million, or 11.7%, to $421 million. The increase in segment net interest income was driven by growth in loans held for investment, which was partially attributable to the decision to begin retaining certain originated mortgage loans, and higher credit spreads to funding costs for both LHFS and loans held for investment.

The allocated provision for loan and lease losses decreased $61 million, primarily reflecting an improvement in mix due to the runoff of lower quality loans. Net charge-offs of $78 million were recorded in 2013, compared to $133 million in 2012, as nonaccrual and aged loans (excluding guaranteed loans) decreased during the period.

Noninterest income decreased $270 million, primarily driven by lower gain on sale margins, which reflects increased competition and a higher proportion of loans originated through the correspondent network, and a decrease in net MSR valuation adjustments.

Noninterest expense decreased $45 million primarily due to lower pre-foreclosure and foreclosed property expense and lower expense associated with mortgage repurchase reserves.

Dealer Financial Services

Dealer Financial Services net income was $203 million in 2013, a decrease of $15 million, or 6.9%, compared to 2012.

Segment net interest income increased $27 million, primarily the result of loan growth and wider credit spreads in the Regional Acceptance Corporation portfolio. Dealer Financial Services average loans grew by $840 million, or 8.5%, compared to 2012.

The allocated provision for loan and lease losses increased $50 million, primarily due to a more normalized volume of charge-offs in the Regional Acceptance Corporation portfolio after experiencing a lower charge-off volume in recent years.

Specialized Lending

Specialized Lending net income was $275 million in 2013, an increase of $31 million, or 12.7%, compared to 2012.

Segment net interest income decreased $10 million, or 1.8%, compared to 2012. During the fourth quarter, BB&T sold a consumer lending subsidiary that focused its business on the subprime consumer market. The sale of this subsidiary included loans totaling approximately $500 million. In connection with this sale transaction, loans totaling approximately $230 million were transferred to Residential Mortgage Banking. Excluding this sales transaction, Specialized Lending grew average balances by $925 million, or 6.7%, over 2012. This increase was primarily driven by 32.3% growth in average small ticket consumer finance loan balances, 7.6% growth in the average commercial insurance premium financing portfolio, and a 7.0% increase in the average commercial finance portfolio.

The allocated provision for loan and lease losses decreased $50 million, which primarily reflects the removal of reserves in connection with the sale of $500 million of consumer lending loans and the transfer of $230 million of consumer lending loans to Residential Mortgage Banking. Due to the overall higher credit risk profiles of Specialized Lending's clients, loss rates are expected to be higher than conventional bank lending. Loss rates are also affected by shifts in the portfolio mix of the underlying subsidiaries.

Insurance Services

Insurance Services net income was $167 million in 2013, an increase of $24 million, or 16.8%, compared to 2012.

Noninterest income was $1.5 billion, an increase of $170 million, or 12.5%, compared to 2012. The increase reflects the acquisition of Crump Insurance on April 2, 2012, firming market conditions for insurance premiums, organic growth in wholesale and retail property and casualty insurance operations, wholesale life insurance growth, and an experience-based refund of reinsurance premiums totaling $13 million that was received in the second quarter of 2013. Wholesale property and casualty insurance income increased $59 million, or 15.5%, while retail property and casualty insurance income increased $36 million, or 8.1%, compared to 2012. Wholesale life insurance income increased $43 million, or 34.5%, compared to 2012, primarily attributable to the Crump Insurance acquisition.

Higher noninterest income growth was offset by a $119 million increase in noninterest expense, primarily the result of higher salary costs and performance-based incentives. The increase in noninterest expense was partially attributable to the Crump Insurance acquisition in 2012.

Financial Services

Financial Services net income was $305 million in 2013, an increase of $21 million, or 7.4%, compared to 2012.

Segment net interest income for Financial Services decreased $2 million, to $447 million in 2013. The decrease in segment net interest income during 2013 was primarily attributable to a lower NIM, partially offset by strong organic loan growth and an improved deposit mix. Corporate Banking's average loan balances increased by $1.5 billion, or 24.9%, in 2013, while BB&T Wealth's average loan balances grew $250 million, or 21.6%, over the same time period.

The allocated provision for loan and lease losses increased $6 million to $19 million in 2013, primarily attributable to a $10 million reserve release in 2012 resulting from improved credit trends in the commercial and industrial loan portfolio.

Noninterest income for Financial Services increased $24 million, or 3.3%, to $743 million in 2013. The increase in noninterest income was primarily due to higher investment banking and brokerage fees and commissions and trust and investment advisory revenues. Client invested assets totaled $111.2 billion as of December 31, 2013, an increase of $15.0 billion, or 15.6%, compared to 2012.

Noninterest expense incurred by Financial Services decreased $26 million, or 4.0%, to $617 million in 2013, primarily due to lower occupancy and equipment expense and an operating charge-off in the prior year, partially offset by an increase in personnel expense.

Other, Treasury & Corporate

Net income in Other, Treasury & Corporate can vary due to changing needs of the Company, including the size of the investment portfolio, the need for wholesale funding, income received from derivatives used to hedge the balance sheet and, in certain cases, income associated with acquisition activities.

Other, Treasury & Corporate generated a net loss of $487 million in 2013, compared to net income of $50 million in the prior year. The net loss was primarily the result of $516 million in adjustments for uncertain income tax positions as previously described. Segment net interest income decreased $139 million primarily attributable to runoff in the covered loan portfolio. The $128 million increase in noninterest income primarily reflects the gain on the sale of a consumer lending subsidiary totaling $31 million, higher income from assets related to certain post-employment benefits, higher securities gains in the investment portfolio, and higher FDIC loss share income. The $88 million increase in noninterest expense was primarily attributable to personnel expense related to certain post-employment benefits mentioned above, and higher professional services, data processing software, and IT professional services expense related to corporate project initiatives.

2012 compared to 2011

Community Banking

Community Banking had a network of 1,832 banking offices at the end of 2012, an increase of 53 offices compared to December 31, 2011. The increase in offices was driven by the BankAtlantic acquisition and de novo branch openings, partially offset by the closing of low volume branches. Community Banking results include BankAtlantic since the systems conversion in October 2012. Community Banking net income was $722 million in 2012, up $225 million, or 45.3%, compared to 2011.

Segment net interest income totaled $3.4 billion in 2012 compared to $3.5 billion in 2011. The decrease in segment net interest income was primarily attributable to lower funding credits on deposits as the result of declining interest rates. This decrease was partially offset by loan growth and improvement in the deposit mix, which was the result of an increase in noninterest-bearing deposits and a decrease in client CDs.

The allocated provision for loan and lease losses increased by $76 million, or 12.9%, to $665 million in 2012, primarily due to growth in loan balances, partially offset by lower charge-offs.

Noninterest income increased $105 million, or 10.2%, to $1.1 billion in 2012, primarily due to higher bankcard and merchant fees, as well as losses on commercial LHFS in the prior year. The increase in noninterest income was partially offset by lower debit interchange and overdraft fees. Noninterest income allocated from other segments, which is reported as intersegment net referral fees ("referral fees"), increased by $57 million, or 47.1% in 2012, driven by higher referrals for residential mortgage lending as originations grew.

Noninterest expense declined $529 million, or 22.5%, to $1.8 billion for 2012. This decline was primarily due to lower foreclosed property expense and regulatory charges, partially offset by higher net occupancy expense and personnel expense. Allocated corporate expense increased $125 million, or 13.9%, to $1.0 billion in 2012, primarily due to increases in loan administration, operations and marketing expense.

Residential Mortgage Banking

BB&T's mortgage originations totaled $33.1 billion in 2012, up $9.4 billion, or 39.9%, compared to 2011. BB&T's residential mortgage servicing portfolio, which includes both retained loans and loans serviced for third parties, totaled $101.3 billion at the end of 2012, an increase of 10.5%, compared to $91.6 billion at December 31, 2011. Residential Mortgage Banking net income was $367 million in 2012, compared to a net loss of $15 million in 2011.

Segment net interest income increased $87 million, or 30.0%, to $377 million in 2012. The increase in segment net interest income was primarily due to growth in LHFS, growth in loans held for investment and higher spreads to funding costs on loans held for investment. These increases in segment net interest income were partially offset by lower spreads to funding costs on LHFS.

The allocated provision for loan and lease losses was $95 million for 2012, down $225 million, or 70.3%, compared to $320 million in 2011. The decrease in provision expense reflects improved credit quality in the loan portfolio, as well as the sale of NPLs in the second quarter of 2011, which resulted in higher charge-offs. Net charge-offs of $133 million were recorded in 2012 compared to $264 million in 2011.

Noninterest income increased from $351 million in 2011 to $754 million in 2012. This increase was primarily due to higher mortgage loan production and sales and higher margins than in the prior year.

Noninterest expense increased $92 million, or 31.0%, to $389 million in 2012, reflecting higher loan-related and personnel expenses. The increase in loan-related expense was driven by an increase in the loan repurchase reserve. The increase in personnel expense was driven by a higher number of employees and incentives related to the increased production.

Dealer Financial Services

Dealer Financial Services net income was $218 million in 2012, an increase of $9 million, or 4.3%, compared to 2011.

Segment net interest income increased $66 million, or 11.3%, to $648 million in 2012. The increase in segment net interest income was primarily due to loan growth and an improved NIM in Regional Acceptance Corporation's point-of-sale loan portfolio.

The allocated provision for loan and lease losses increased $39 million, or 31.2%, in 2012, primarily due to increases in Regional Acceptance Corporation's ALLL related to nonprime auto loans as delinquent accounts and NPAs move from historical lows to more normalized levels.

Specialized Lending

Specialized Lending net income was $244 million in 2012, an increase of $9 million, or 3.8%, compared to 2011.

Net interest income increased $97 million, or 20.9%, to $562 million in 2012. This increase was primarily due to strong loan growth by Sheffield Financial as the result of dealer volume growth and expanded dealer relationships. Additionally, Mortgage Warehouse Lending benefited from increased market penetration, higher commitment levels and higher line usage, while Lendmark and Equipment Finance realized higher NIM. Average loans for Specialized Lending grew by $2.0 billion, or 15.6%, to $14.8 billion in 2012.

The allocated provision for loan and lease losses increased $63 million, or 87.5%, in 2012. The increase in provision expense was primarily due to higher charge-offs in the consumer lending subsidiary and adjustments to loss factors resulting from an acceleration of certain consumer loan charge-offs in the third quarter of 2012. Due to the overall higher credit risk profiles of Specialized Lending's clients, loss rates are expected to be higher than conventional bank lending. Loss rates are also affected by shifts in the portfolio mix of the underlying subsidiaries.

Noninterest income increased $18 million, or 8.5%, to $229 million in 2012. The increase in noninterest income was driven by higher operating lease income and gains on sale of finance lease equipment by Equipment Finance, as well as higher commercial finance and commercial mortgage banking fees.

Noninterest expense increased $26 million, or 11.2%, to $259 million. The increase in noninterest expense was driven by higher depreciation on property leased to customers by Equipment Finance, higher loan referral fees paid by Sheffield Financial and higher personnel expense.

Insurance Services

Insurance Services net income was $143 million in 2012, an increase of $41 million, or 40.2%, compared to 2011. The increase in net income was driven by acquisitions and improving premium pricing in the property and casualty insurance business.

Noninterest income increased $324 million, or 31.1%, to $1.4 billion. The increase in noninterest income was primarily driven by higher life insurance, property and casualty insurance and employee benefits commissions. The life insurance and property and casualty operations of Crump Insurance, which was acquired on April 2, 2012, contributed $234 million of insurance income. Property and casualty insurance commission growth was partially attributable to improvement in premium pricing compared to the prior year. Employee benefits commission growth was primarily due to the fourth quarter 2011 acquisitions of Precept, a full-service employee benefits consulting and administrative solutions firm with offices in Irvine and San Ramon, California and Liberty Benefit Insurance Services, a full-service employee benefits broker located in San Jose, California.

Noninterest expense increased $230 million, or 29.3%, in 2012. The increase in noninterest expenses was primarily due to the Crump Insurance acquisition and related personnel expense, occupancy expense and amortization of intangibles.

Financial Services

Financial Services net income was $284 million in 2012, up $20 million, or 7.6%, compared to 2011.

Segment net interest income increased $91 million, or 25.4%, to $449 million in 2012. The increase in segment net interest income during 2012 was primarily attributable to strong organic loan and deposit growth by Corporate Banking and BB&T Wealth, partially offset by a lower NIM for both businesses.

The allocated provision for loan and lease losses increased $14 million to $13 million in 2012 as the result of changes in the composition of the commercial and industrial loan portfolio, combined with overall growth in the portfolio.

Noninterest income increased $36 million, or 5.3%, to $719 million in 2012. The increase in noninterest income was primarily due to higher investment banking and brokerage fees and commissions, trust and investment advisory revenues and commercial loan fees.

Noninterest expense increased $68 million, or 11.8%, to $643 million in 2012, primarily due to higher personnel expense and intercompany expense. The increase in noninterest expense in 2012 was driven by continued efforts to expand the national lending teams in Corporate Banking and by the associated increases in incentive expenses tied to the strong income growth in the LOBs.

Other, Treasury & Corporate

Net income in Other, Treasury & Corporate can vary due to changing needs of the Company, including the size of the investment portfolio, the need for wholesale funding, income received from derivatives used to hedge the balance sheet and, in certain cases, income associated with acquisition activities. Other, Treasury & Corporate's 2012 results reflect the income from BankAtlantic from the acquisition date to the systems conversion date in October 2012. Other, Treasury & Corporate generated net income of $50 million in 2012 compared to net income of $40 million in the prior year.

The increase in segment net interest income was primarily due to a decrease in FTP funding credits on deposits allocated to the Community Banking segment. The decrease in the allocated provision for loan losses was primarily the result of a decline in the provision for covered loans. The decrease in noninterest income was primarily due to higher securities gains in the prior year, increased write-downs on affordable housing investments and lower FDIC loss share income. The decrease in allocated corporate expenses was primarily due to changes in intersegment service center allocations.

Analysis of Financial Condition

A review of the Company's major balance sheet categories is presented below.

Investment Activities

BB&T's investment activities are governed internally by a written, board-approved policy. The investment policy is carried out by the MRLCC, which meets regularly to review the economic environment and establish investment strategies. The MRLCC also has much broader responsibilities, which are discussed in the "Market Risk Management" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

Investment strategies are reviewed by the MRLCC based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Company. In general, the investment portfolio is managed in a manner appropriate to the attainment of the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting the requirements of (i) and (ii).

Branch Bank invests in securities as allowable under bank regulations. These securities may include obligations of the U.S. Treasury, U.S. government agencies, GSEs (including MBS), bank eligible obligations of any state or political subdivision, non-agency MBS, structured notes, bank eligible corporate obligations (including corporate debentures), commercial paper, negotiable CDs, bankers acceptances, mutual funds and limited types of equity securities. Branch Bank also may deal in securities subject to the provisions of the Gramm-Leach-Bliley Act. BB&T's full-service brokerage and investment banking subsidiary engages in the underwriting, trading and sales of equity and debt securities subject to the risk management policies of the Company.

The following table provides information regarding the composition of BB&T's AFS and HTM securities portfolio for the years presented:

Table 14
Composition of Securities Portfolio

	December 31,		
	2013	2012	2011
	(Dollars in millions)		
AFS securities (at fair value):			
U.S. Treasury	$ 595	$ 281	$ 229
GSE	—	9	77
MBS issued by GSE	17,929	20,930	18,132
States and political subdivisions	1,851	2,011	1,923
Non-agency MBS	291	312	368
Other	45	3	7
Covered	1,393	1,591	1,577
Total AFS securities	22,104	25,137	22,313
HTM securities (at amortized cost):			
U.S. Treasury	392	—	—
GSE	5,603	3,808	500
MBS issued by GSE	11,636	9,273	13,028
States and political subdivisions	33	34	35
Other	437	479	531
Total HTM securities	18,101	13,594	14,094
Total securities	$ 40,205	$ 38,731	$ 36,407

The total securities portfolio increased $1.5 billion, or 3.8%, in 2013. This growth is primarily the result of increased securities purchases during the fourth quarter of 2013, which occurred in response to a decrease in loan originations and to increase liquidity in advance of the new regulatory requirements.

As of December 31, 2013, approximately 14.7% of the securities portfolio was variable rate. The effective duration of the securities portfolio was 5.5 years at December 31, 2013, compared to 2.8 years at the end of 2012. The duration of the securities portfolio excludes equity securities, auction rate securities, and certain covered non-agency MBS.

MBS issued by GSEs were 73.5% of the total securities portfolio at year-end 2013. As of December 31, 2013, the AFS securities portfolio also includes $1.4 billion of securities that were acquired from the FDIC as part of the Colonial acquisition. These securities are covered by FDIC loss sharing agreements and include $1.1 billion of non-agency MBS and $314 million of municipal securities.

During 2013, management sold $2.2 billion of securities that produced a net realized gain of $51 million. In 2012, management sold $306 million of securities that produced a realized loss of $3 million. In addition, BB&T recognized $9 million in charges for OTTI related to certain non-agency MBS and covered securities during 2012.

Refer to Note 2 "Securities" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to the evaluation of securities for OTTI.

The following table presents the securities portfolio at December 31, 2013, segregated by major category with ranges of maturities and average yields disclosed:

Table 15
Securities

	December 31, 2013			
	AFS		HTM	
	Fair Value	Effective Yield (1)	Amortized Cost	Effective Yield (1)
	(Dollars in millions)			
U.S. Treasury:				
Within one year	$ 144	0.17 %	$ —	— %
One to five years	451	0.26	—	—
Five to ten years	—	—	392	2.05
Total	595	0.24	392	2.05
GSE:				
Five to ten years	—	—	5,384	2.10
After ten years	—	—	219	1.28
Total	—	—	5,603	2.06
MBS issued by GSE: (2)				
One to five years	34	3.97	—	—
Five to ten years	4	1.58	—	—
After ten years	17,891	2.02	11,636	2.09
Total	17,929	2.02	11,636	2.09
Obligations of states and political subdivisions: (3)				
One to five years	34	6.68	—	—
Five to ten years	255	6.43	1	1.61
After ten years	1,562	6.67	32	5.11
Total	1,851	6.64	33	5.02
Non-agency MBS: (2)				
After ten years	291	5.94	—	—
Total	291	5.94	—	—
Other:				
Within one year	45	0.02	—	—
Five to ten years	—	—	149	1.37
After ten years	—	—	288	1.39
Total	45	0.02	437	1.38
Covered:				
One to five years	54	3.59	—	—
Five to ten years	260	3.86	—	—
After ten years	1,079	16.76	—	—
Total	1,393	13.85	—	—
Total securities	$ 22,104	3.15	$ 18,101	2.07

(1) Yields represent interest computed at the end of the period using the effective interest method on an FTE basis applying the statutory federal income tax rate of 35% and the amortized cost of the securities.
(2) For purposes of the maturity table, MBS, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity. The expected life of MBS will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.
(3) Weighted-average yield excludes the effect of pay-fixed swaps hedging municipal securities.

Lending Activities

The primary goal of the BB&T lending function is to help clients achieve their financial goals by providing quality loan products that are fair to the client and profitable to the Company. Management believes that this purpose can best be accomplished by building strong, profitable client relationships over time, with BB&T becoming an important contributor to the prosperity and well-being of its clients. In addition to the importance placed on client knowledge and continuous involvement with clients, BB&T's lending process incorporates the standards of a consistent company-wide credit culture and an in-depth local market knowledge. Furthermore, the Company employs strict underwriting criteria governing the degree of assumed risk and the diversity of the loan portfolio in terms of type, industry and geographical concentration. In this context, BB&T strives to meet the credit needs of businesses and consumers in its markets while pursuing a balanced strategy of loan profitability, loan growth and loan quality.

Table 16
Quarterly Average Balances of Loans and Leases

	For the Three Months Ended				
	12/31/13	9/30/13	6/30/13	3/31/13	12/31/12
	(Dollars in millions)				
Commercial:					
Commercial and industrial	$ 38,101	$ 38,446	$ 38,359	$ 37,916	$ 38,022
CRE - other	11,494	11,344	11,411	11,422	11,032
CRE - residential ADC	970	1,022	1,121	1,238	1,398
Direct retail lending	15,998	16,112	15,936	15,757	15,767
Sales finance	9,262	8,992	8,520	7,838	7,724
Revolving credit	2,357	2,308	2,268	2,279	2,280
Residential mortgage	23,979	23,403	23,391	23,618	23,820
Other lending subsidiaries	10,448	11,018	10,407	9,988	10,051
Total average loans and leases held for investment (excluding covered loans)	112,609	112,645	111,413	110,056	110,094
Covered	2,186	2,502	2,858	3,133	3,477
Total average loans and leases held for investment	114,795	115,147	114,271	113,189	113,571
LHFS	2,206	3,118	3,581	3,792	3,532
Total average loans and leases	$ 117,001	$ 118,265	$ 117,852	$ 116,981	$ 117,103

Average loans held for investment for the fourth quarter of 2013 declined $352 million, or an annualized 1.2%, compared to the third quarter. Loan growth for the fourth quarter was negatively impacted by the sale of a consumer lending subsidiary with loans totaling approximately $500 million early in the fourth quarter. In connection with this transaction, approximately $230 million of loans that were previously reported within the other lending subsidiaries portfolio were transferred to the residential mortgage loan portfolio. Excluding the impact of the loan sale described above, average loans held for investment were up 0.3% annualized compared to the prior quarter.

Average residential mortgage loans increased $576 million, or 9.8% annualized, compared to the prior quarter. Excluding the estimated impact of the loan transfer described above, average residential mortgage loans increased approximately 6.0% annualized, which primarily reflects the decision in the fourth quarter to retain 10 to 15 year mortgage loan production in the held for investment portfolio. The average sales finance portfolio increased $270 million, or 11.9% annualized, based on continued strength in the prime automobile lending market as dealer floor plan financing has been a strategic focus. Average CRE – other loan balances were $150 million higher than the prior quarter, which reflects growth in lending related to multi-family residential construction, office, retail and industrial clients.

Average other lending subsidiaries loans decreased $570 million compared to the prior quarter. Excluding the estimated impact of the subsidiary sale and related loan transfer described above, average other lending subsidiaries loans increased by approximately 3.5% on an annualized basis. This increase was primarily driven by growth in the equipment finance and small ticket consumer finance portfolios, which totaled $70 million and $84 million, respectively. Average commercial and industrial loans decreased $345 million compared to the prior quarter due to lower mortgage warehouse lending average balances. Loan growth continued to be negatively impacted by expected declines in the covered and CRE – residential ADC loan portfolios, which decreased $316 million and $52 million, respectively.

Primarily as a result of lower mortgage activity, management currently expects average total loans to increase in the range of 1% to 2% annualized during the first quarter of 2014.

Table 17
Variable Rate Loans (Excluding Covered and LHFS)

December 31, 2013	Outstanding Balance	Wtd. Avg. Contractual Rate	Wtd. Avg. Remaining Term
	(Dollars in millions)		
Commercial:			
Commercial and industrial	$ 28,722	2.58 %	2.8 yrs
CRE - other	9,054	3.40	3.5
CRE - residential ADC	881	4.56	1.0
Other lending subsidiaries	531	4.15	2.1
Retail:			
Direct retail lending (1)	5,892	3.58	8.3
Revolving credit	2,029	9.18	NM
Residential mortgage	6,758	3.55	25.5
Sales finance	917	1.99	0.8
Other lending subsidiaries	—	N/A	N/A

(1) The weighted average remaining term for direct retail lending represents the remaining contractual draw period. Margin loans totaling $108 million have been excluded from the calculation of the weighted average remaining term because they do not have a contractual end date and are callable on demand.

NM - not meaningful.

As of December 31, 2013, approximately 24% of the outstanding balance of variable rate residential mortgage loans is currently in an interest-only phase. Approximately 69% of these balances will begin amortizing within the next three years. Variable rate residential mortgage loans typically reset every 12 months beginning after a 3 to 10 year fixed period, with an annual cap on rate changes ranging from 2% to 6%.

As of December 31, 2013, the direct retail lending portfolio includes $5.2 billion of home equity lines. Approximately 66% of the outstanding balance of variable rate home equity lines is currently in the interest-only phase. Less than 7% of these balances will begin scheduled amortization within the next three years. Variable rate home equity lines typically reset on a monthly basis. Variable rate home equity loans were immaterial as of December 31, 2013.

BB&T monitors the performance of its home equity loans and lines secured by second liens similar to other consumer loans and utilizes assumptions specific to these loans in determining the necessary ALLL. BB&T also receives notification when the first lien holder, whether BB&T or another financial institution, has initiated foreclosure proceedings against the borrower. When notified that the first lien is in the process of foreclosure, BB&T obtains valuations to determine if any additional charge-offs or reserves are warranted. These valuations are updated at least annually thereafter.

BB&T has limited ability to monitor the delinquency status of the first lien, unless the first lien is held or serviced by BB&T. As a result, using migration assumptions that are based on historical experience and adjusted for current trends, BB&T estimates the volume of second lien positions where the first lien is delinquent and appropriately adjusts the ALLL to reflect the increased risk of loss on these credits. Finally, BB&T also provides additional reserves to second lien positions when the estimated combined current loan to value ratio for the credit exceeds 100%. As of December 31, 2013, BB&T held or serviced the first lien on 37.7% of its second lien positions.

Scheduled repayments are reported in the maturity category in which the payment is due. Determinations of maturities are based upon contract terms. BB&T's credit policy typically does not permit automatic renewal of loans. At the scheduled maturity date (including balloon payment date), the customer generally must request a new loan to replace the matured loan and execute either a new note or note modification with rate, terms and conditions negotiated at that time.

BB&T lends to a diverse customer base that is substantially located within the Company's primary market area. At the same time, the loan portfolio is geographically dispersed throughout BB&T's branch network to mitigate concentration risk arising from local and regional economic downturns. Refer to the "Risk Management" section herein for a discussion of each of the loan portfolios and the credit risk management policies used to manage the portfolios.

The following table presents BB&T's total loan portfolio based upon BB&T's LOBs:

Table 18
Composition of Loan and Lease Portfolio Based on LOB

	December 31,				
	2013	2012	2011	2010	2009
	(Dollars in millions)				
Commercial	$ 51,118	$ 51,017	$ 49,165	$ 48,886	$ 49,820
Direct retail lending	15,869	15,817	14,506	13,807	14,406
Sales finance	9,382	7,736	7,401	7,050	6,290
Revolving credit	2,403	2,330	2,212	2,127	2,016
Residential mortgage	24,648	24,272	20,581	17,550	15,435
Other lending subsidiaries	10,462	10,137	8,737	7,953	7,670
Total loans and leases held for investment (excluding covered loans)	113,882	111,309	102,602	97,373	95,637
Covered	2,035	3,294	4,867	6,194	8,019
Total loans and leases held for investment	115,917	114,603	107,469	103,567	103,656
LHFS	1,222	3,761	3,736	3,697	2,551
Total loans and leases	$ 117,139	$ 118,364	$ 111,205	$ 107,264	$ 106,207

Total loans and leases were $117.1 billion at year-end 2013, a decrease of $1.2 billion, or 1.0%, compared to the balance at year-end 2012. This decrease was largely attributable to a $2.5 billion decline in LHFS compared to year-end 2012. This decline reflects a lower level of loan origination activity in the latter part of 2013 and management's decision in the fourth quarter of 2013 to retain certain 10 to 15 year residential mortgage loan production in the held for investment portfolio. Total loans and leases held for investment, excluding covered loans, increased $2.6 billion in 2013, based on broad-based growth in the portfolio. The covered loan portfolio, which totaled $2.0 billion at year-end 2013, continued to runoff during the year, resulting in a decline of $1.3 billion compared to the prior year-end.

The following tables summarize the loan portfolio based on regulatory classifications, which focuses on the underlying loan collateral, and differs from internal classifications presented herein that focus on the primary purpose of the loan. Covered loans are included in their respective categories.

Table 19
Composition of Loan and Lease Portfolio

	December 31,				
	2013	2012	2011	2010	2009
	(Dollars in millions)				
Commercial, financial and agricultural	$ 25,260	$ 23,863	$ 21,452	$ 20,490	$ 19,076
Lease receivables	1,126	1,114	1,067	1,158	1,092
Real estate-construction and land development	4,630	5,900	7,714	10,969	15,353
Real estate-mortgage	65,485	65,760	60,821	57,418	55,671
Consumer	19,416	17,966	16,415	13,532	12,464
Total loans and leases held for investment	115,917	114,603	107,469	103,567	103,656
LHFS	1,222	3,761	3,736	3,697	2,551
Total loans and leases	$ 117,139	$ 118,364	$ 111,205	$ 107,264	$ 106,207

Table 20
Selected Loan Maturities and Interest Sensitivity

	December 31, 2013		
	Commercial, Financial and Agricultural	Real Estate: Construction and Land Development	Total
	(Dollars in millions)		
Fixed Rate:			
1 year or less (1)	$ 2,628	$ 183	$ 2,811
1-5 years	3,075	515	3,590
After 5 years	4,167	1,014	5,181
Total	9,870	1,712	11,582
Variable Rate:			
1 year or less (1)	4,087	979	5,066
1-5 years	8,734	1,431	10,165
After 5 years	2,569	508	3,077
Total	15,390	2,918	18,308
Total loans and leases (2)	$ 25,260	$ 4,630	$ 29,890

(1) Includes loans due on demand.

(2) The above table excludes:

	(Dollars in millions)
(i) consumer	$ 19,416
(ii) real estate mortgage	65,485
(iii) LHFS	1,222
(iv) lease receivables	1,126
Total	$ 87,249

Asset Quality

The following discussion excludes assets covered by FDIC loss sharing agreements that provide for reimbursement to BB&T for the majority of losses incurred on those assets. Covered loans, which are considered performing due to the application of the expected cash flows method, were $2.0 billion at December 31, 2013 and $3.3 billion in the prior year. Covered foreclosed real estate totaled $121 million and $254 million at December 31, 2013 and 2012, respectively.

NPAs, which include foreclosed real estate, repossessions and nonaccrual loans, totaled $1.1 billion at December 31, 2013 compared to $1.5 billion at December 31, 2012. The decline in NPAs of $483 million was driven by decreases of $445 million in NPLs and $38 million in foreclosed property. The decline in NPLs included a $359 million reduction in the commercial loan portfolio and smaller declines in other lending subsidiaries, residential mortgage and direct retail lending totaling $35 million, $26 million and $23 million, respectively. The inventory of foreclosed real estate as of December 31, 2013 includes land and lots totaling $10 million that have been held for approximately five months on average. The remaining foreclosed real estate of $61 million, which is primarily single family residential and CRE, had an average holding period of four months. NPAs as a percentage of loans and leases plus foreclosed property were 0.91% at December 31, 2013 compared with 1.33% at December 31, 2012.

Management expects NPAs to decline at a modest pace during the first quarter of 2014, assuming no significant economic deterioration during the quarter.

The following table presents the changes in NPAs during 2013 and 2012:

Table 21
Rollforward of NPAs

	Years Ended December 31,	
	2013	2012
	(Dollars in millions)	
Balance at beginning of year	$ 1,536	$ 2,450
New NPAs	1,583	2,449
Advances and principal increases	177	161
Disposals of foreclosed assets	(533)	(737)
Disposals of NPLs (1)	(348)	(754)
Charge-offs and losses	(511)	(1,002)
Payments	(636)	(669)
Transfers to performing status	(212)	(392)
Other, net	(3)	30
Balance at end of year	$ 1,053	$ 1,536

(1) Includes charge-offs and losses recorded upon sale of $73 million and $219 million for the years ended December 31, 2013 and 2012, respectively.

The following tables summarize asset quality information for the past five years. As more fully described below, this information has been adjusted to exclude past due loans that are subject to FDIC loss sharing agreements and certain mortgage loans guaranteed by the government:

- In accordance with regulatory reporting standards, covered loans that are contractually past due are reported as past due and still accruing based on the number of days past due. However, given the significant amount of acquired loans that are past due but still accruing due to the application of the expected cash flows method, BB&T has concluded that it is appropriate to adjust Table 22 to exclude covered loans in summarizing total loans 90 days or more past due and still accruing and total loans 30-89 days past due and still accruing.

- BB&T has also concluded that the inclusion of covered loans in certain asset quality ratios summarized in Table 23 including "Loans 30-89 days past due and still accruing as a percentage of total loans and leases," "Loans 90 days or more past due and still accruing as a percentage of total loans and leases," "Nonperforming loans and leases as a percentage of total loans and leases" and certain other asset quality ratios that reflect NPAs in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to the acquired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for the acquired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in the asset quality ratios described above could result in a lack of comparability across quarters or years, and could negatively impact comparability with other portfolios that were not impacted by acquisition accounting. BB&T believes that the presentation of asset quality measures excluding covered loans and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in Table 23 present asset quality information both on a consolidated basis as well as excluding the covered assets and related amounts.

- In addition, BB&T has excluded mortgage loans that are guaranteed by the government, primarily FHA/VA loans, from the asset quality metrics and ratios reflected on Tables 22 and 23, as these loans are recoverable through various government guarantees. In addition, BB&T has recorded on the balance sheet certain amounts related to delinquent GNMA loans serviced for others that BB&T has the option, but not the obligation, to repurchase and has effectively regained control. These amounts are also excluded from asset quality metrics as reimbursement of insured amounts is proceeding in accordance with investor guidelines. The amount of government guaranteed mortgage loans and GNMA loans serviced for others that have been excluded are noted in the footnotes to Table 22.

Table 22
Asset Quality (Excluding Covered Assets)

	December 31, 2013	2012	2011	2010	2009
	(Dollars in millions)				
Nonaccrual loans and leases:					
Commercial	$ 527	$ 886	$ 1,352	$ 1,426	$ 1,651
Direct retail lending	109	132	142	191	197
Sales finance loans	5	7	7	6	7
Residential mortgage loans (1)	243	269	308	466	707
Other lending subsidiaries	51	86	63	60	96
Total nonaccrual loans and leases held for investment	935	1,380	1,872	2,149	2,658
Nonaccrual LHFS	—	—	—	521	5
Total nonaccrual loans and leases	935	1,380	1,872	2,670	2,663
Foreclosed real estate (2)	71	107	536	1,259	1,451
Other foreclosed property	47	49	42	42	58
Total NPAs (1)(2)	$ 1,053	$ 1,536	$ 2,450	$ 3,971	$ 4,172
Loans 90 days or more past due and still accruing:					
Commercial	$ —	$ 1	$ 2	$ 20	$ 7
Direct retail lending	33	38	56	79	87
Sales finance loans	5	10	18	27	30
Revolving credit loans	10	16	17	20	25
Residential mortgage loans (3)(4)	69	92	104	143	150
Other lending subsidiaries	5	10	5	6	12
Total loans 90 days or more past due and still accruing (3)(4)(5)	$ 122	$ 167	$ 202	$ 295	$ 311
Loans 30-89 days past due:					
Commercial	$ 45	$ 56	$ 121	$ 315	$ 377
Direct retail lending	132	145	162	190	222
Sales finance loans	56	56	75	95	126
Revolving credit loans	23	23	22	28	32
Residential mortgage loans (6)(7)	463	498	479	532	600
Other lending subsidiaries	221	290	273	248	306
Total loans 30 - 89 days past due (6)(7)(8)	$ 940	$ 1,068	$ 1,132	$ 1,408	$ 1,663

(1) Excludes nonaccrual mortgage loans that are government guaranteed totaling $55 million as of December 31, 2009. BB&T revised its nonaccrual policy related to FHA/VA guaranteed loans during 2010. The change in policy resulted in a decrease in nonaccrual mortgage loans and an increase in mortgage loans 90 days past due and still accruing of approximately $79 million.

(2) Excludes covered foreclosed real estate totaling $121 million, $254 million, $378 million, $313 million and $160 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(3) Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase that are 90 days or more past due totaling $511 million, $517 million, $426 million, $425 million and $337 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(4) Excludes mortgage loans past due 90 days or more that are government guaranteed totaling $297 million, $254 million, $206 million, $153 million and $8 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively. Includes past due mortgage LHFS.

(5) Excludes covered loans past due 90 days or more totaling $304 million, $442 million, $736 million, $1.1 billion and $1.4 billion at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(6) Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase that are past due 30-89 days totaling $4 million, $5 million, $7 million, $7 million and $10 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(7) Excludes mortgage loans past due 30-89 days that are government guaranteed totaling $96 million, $96 million, $91 million, $83 million and $23 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively. Includes past due mortgage LHFS.

(8) Excludes covered loans past due 30-89 days totaling $88 million, $135 million, $222 million, $363 million and $391 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Loans 90 days or more past due and still accruing interest excluding government guaranteed loans and covered loans, totaled $122 million at December 31, 2013, compared with $167 million at year-end 2012, a decline of 26.9%. Loans 30-89 days past due, excluding government guaranteed loans and covered loans, totaled $940 million at December 31, 2013, which was a decline of $128 million, or 12.0%, compared to year-end 2012. Excluding government guaranteed loans and covered loans, BB&T's past due asset quality metrics are essentially at normalized levels.

Table 23
Asset Quality Ratios

	As Of / For The Years Ended December 31,				
	2013	2012	2011	2010	2009
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property):					
Loans 30 - 89 days past due and still accruing as a percentage of total loans and leases (1)(2)	0.88 %	1.02 %	1.22 %	1.65 %	1.93 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases (1)(2)	0.36	0.52	0.84	1.34	1.60
Nonperforming loans and leases as a percentage of total loans and leases	0.80	1.17	1.68	2.49	2.51
NPAs as a percentage of:					
Total assets	0.64	0.97	1.62	2.73	2.61
Loans and leases plus foreclosed property	1.00	1.51	2.52	3.94	4.02
Net charge-offs as a percentage of average loans and leases (3)	0.67	1.14	1.57	2.41	1.74
ALLL as a percentage of loans and leases held for investment	1.49	1.76	2.10	2.62	2.51
Ratio of ALLL to:					
Net charge-offs (3)	2.19 x	1.56 x	1.36 x	1.07 x	1.47 x
Nonperforming loans and leases held for investment	1.85	1.46	1.21	1.26	0.98
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property): (4)					
Loans 30 - 89 days past due and still accruing as a percentage of total loans and leases (1)(2)	0.82 %	0.93 %	1.06 %	1.39 %	1.69 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases (1)(2)	0.11	0.15	0.19	0.29	0.32
Nonperforming loans and leases as a percentage of total loans and leases	0.81	1.20	1.76	2.64	2.71
NPAs as a percentage of:					
Total assets	0.58	0.85	1.44	2.64	2.65
Loans and leases plus foreclosed property	0.91	1.33	2.29	3.88	4.18
Net charge-offs as a percentage of average loans and leases (3)	0.67	1.15	1.59	2.59	1.79
ALLL as a percentage of loans and leases held for investment	1.42	1.70	2.05	2.63	2.72
Ratio of ALLL to:					
Net charge-offs (3)	2.09 x	1.50 x	1.32 x	1.01 x	1.47 x
Nonperforming loans and leases held for investment	1.73	1.37	1.13	1.19	0.98

(1) Excludes mortgage loans guaranteed by GNMA. Refer to the footnotes of preceding table for related amounts.
(2) Excludes mortgage loans guaranteed by the government. Refer to the footnotes of preceding table for related amounts.
(3) Net charge-offs for 2011 and 2010 include $236 million and $695 million, respectively, related to BB&T's NPA disposition strategy. In connection with this strategy, approximately $271 million and $1.9 billion of problem loans were transferred from loans held for investment to LHFS in 2011 and 2010, respectively. The disposition of all such loans was complete as of December 31, 2011.
(4) These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios.

BB&T's potential problem loans include loans on nonaccrual status or past due as disclosed in Table 22. In addition, for its commercial portfolio segment, loans that are rated special mention or substandard performing are closely monitored by management as potential problem loans. Refer to Note 3 "Loans and ACL" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to these potential problem loans.

TDRs generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. As a result, BB&T will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. To facilitate this process, a concessionary modification that would not otherwise be considered may be granted resulting in classification of the loan as a TDR. Refer to Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" for additional policy information regarding TDRs.

BB&T's performing TDRs, excluding government guaranteed mortgage loans, totaled $1.3 billion at December 31, 2013, essentially flat compared to the prior year. During 2012, a national bank regulatory agency issued guidance that requires certain loans, which have been discharged in bankruptcy and not reaffirmed by the borrower, to be accounted for as TDRs and possibly as nonperforming, regardless of their actual payment history and expected performance. In connection with the issuance of this guidance, BB&T classified $226 million and $44 million of performing and nonperforming loans, respectively, as TDRs during the fourth quarter of 2012. All loans subsequently discharged in bankruptcy have been evaluated and classified as performing or nonperforming TDRs based on an evaluation of historical and expected payment performance.

The following table provides a summary of performing TDR activity:

Table 24
Rollforward of Performing TDRs

	Years Ended December 31,	
	2013	2012
	(Dollars in millions)	
Balance at beginning of year	$ 1,327	$ 1,109
Inflows	489	417
Change in regulatory guidance	—	226
Payments and payoffs	(208)	(187)
Charge-offs	(41)	(36)
Transfers to nonperforming TDRs, net	(65)	(50)
Removal due to the passage of time	(108)	(109)
Non-concessionary re-modifications	(41)	(43)
Removed in connection with the sale of a consumer lending subsidiary	(24)	—
Balance at end of year	$ 1,329	$ 1,327

Payments and payoffs represent cash received from borrowers in connection with scheduled principal payments, prepayments and payoffs of amounts outstanding. Transfers to nonperforming TDRs represent loans that no longer meet the requirements necessary to reflect the loan in accruing status and as a result are subsequently classified as a nonperforming TDR.

TDRs may be removed due to the passage of time if they: (1) did not include a forgiveness of principal or interest, (2) have performed in accordance with the modified terms (generally a minimum of six months), (3) were reported as a TDR over a year end reporting period, and (4) reflected an interest rate on the modified loan that was no less than a market rate at the date of modification. These loans were previously considered TDRs as a result of structural concessions such as extended interest-only terms or an amortization period that did not otherwise conform to normal underwriting guidelines.

In addition, certain transactions may be removed from classification as a TDR as a result of a subsequent non-concessionary re-modification. Non-concessionary re-modifications represent TDRs that did not contain concessionary terms at the date of a subsequent renewal/modification and there was a reasonable expectation that the borrower would continue to comply with the terms of the loan subsequent to the date of the re-modification. A re-modification may be considered for such a re-classification if the loan has not had a forgiveness of principal or interest and the modified terms qualify as more than minor such that the re-modified loan is considered a new loan. Alternatively, such loans may be considered for reclassification in years subsequent to the date of the re-modification based on the passage of time as described in the preceding paragraph.

In connection with consumer loan TDRs, a NPL will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months). The following table provides further details regarding the payment status of TDRs:

Table 25
TDRs

	December 31, 2013							
	Current Status		Past Due 30-89 Days (1)		Past Due 90 Days Or More (1)		Total
	(Dollars in millions)						
Performing TDRs:							
Commercial loans:							
Commercial and industrial	$ 77	100.0 %	$ —	— %	$ —	— %	$ 77
CRE - other	70	100.0	—	—	—	—	70
CRE - residential ADC	19	100.0	—	—	—	—	19
Direct retail lending	173	92.5	12	6.4	2	1.1	187
Sales finance	16	94.1	1	5.9	—	—	17
Revolving credit	40	83.3	5	10.4	3	6.3	48
Residential mortgage (2)	659	83.9	109	13.9	17	2.2	785
Other lending subsidiaries	109	86.5	17	13.5	—	—	126
Total performing TDRs (2)	1,163	87.5	144	10.8	22	1.7	1,329
Nonperforming TDRs (3)	76	39.4	16	8.3	101	52.3	193
Total TDRs (2)	$ 1,239	81.4	$ 160	10.5	$ 123	8.1	$ 1,522

(1) Past due performing TDRs are included in past due disclosures.
(2) Excludes residential mortgage TDRs that are government guaranteed totaling $379 million.
(3) Nonperforming TDRs are included in nonaccrual loan disclosures.

ACL

Information related to BB&T's ACL for the last five years is presented in the following table:

Table 26
Analysis of ACL

	December 31,				
	2013	2012	2011	2010	2009
	(Dollars in millions)				
Beginning balance	$ 2,048	$ 2,285	$ 2,755	$ 2,672	$ 1,607
Provision for credit losses (excluding covered loans)	587	1,044	1,119	2,494	2,811
Provision for covered loans	5	13	71	144	—
Charge-offs:					
Commercial (1)	(380)	(732)	(898)	(1,508)	(720)
Direct retail lending	(148)	(224)	(276)	(338)	(349)
Sales finance	(23)	(26)	(32)	(48)	(72)
Revolving credit	(85)	(81)	(95)	(118)	(127)
Residential mortgage (2)	(81)	(136)	(269)	(394)	(280)
Other lending subsidiaries	(255)	(225)	(190)	(252)	(314)
Covered loans	(19)	(34)	(66)	—	—
Total charge-offs (1)(2)	(991)	(1,458)	(1,826)	(2,658)	(1,862)
Recoveries:					
Commercial	98	71	71	37	21
Direct retail lending	38	36	37	33	19
Sales finance	9	10	9	9	9
Revolving credit	17	18	19	16	12
Residential mortgage	3	3	5	4	5
Other lending subsidiaries	34	26	25	31	23
Total recoveries	199	164	166	130	89
Net charge-offs (1)(2)	(792)	(1,294)	(1,660)	(2,528)	(1,773)
Other changes, net	(27)	—	—	(27)	27
Ending balance	$ 1,821	$ 2,048	$ 2,285	$ 2,755	$ 2,672
ALLL (excluding covered loans)	$ 1,618	$ 1,890	$ 2,107	$ 2,564	$ 2,600
Allowance for covered loans	114	128	149	144	—
RUFC	89	30	29	47	72
Total ACL	$ 1,821	$ 2,048	$ 2,285	$ 2,755	$ 2,672

(1) Includes charge-offs of $464 million in commercial loans and leases during 2010 in connection with BB&T's NPL disposition strategy.
(2) Includes charge-offs of $87 million and $141 million in residential mortgage loans during 2011 and 2010, respectively, in connection with BB&T's NPL disposition strategy.

The ACL, which totaled $1.8 billion and $2.0 billion at December 31, 2013 and 2012, respectively, consists of the ALLL, which is presented separately on the Consolidated Balance Sheets, and the RUFC, which is included in other liabilities on the Consolidated Balance Sheets. The ALLL amounted to 1.49% of loans and leases held for investment at December 31, 2013 (or 1.42% excluding covered loans), compared to 1.76% (or 1.70% excluding covered loans) at December 31, 2012. The decline in the ALLL reflects continued improvement in credit quality as indicated by improving loss frequency and severity factors in most loan portfolios. The ratio of the ALLL to NPLs held for investment, excluding covered loans, was 1.73x at December 31, 2013 compared to 1.37x at December 31, 2012.

BB&T's net charge-offs totaled $792 million for 2013, compared to $1.3 billion in 2012. Included in net charge-offs for 2013 and 2012 was $19 million and $34 million, respectively, of charge-offs related to covered loans. BB&T's net charge-offs as a percentage of average loans and leases was 0.67% (and 0.67% excluding covered loans) for 2013, compared to 1.14% (or 1.15% excluding covered loans), in 2012. Net charge-offs decreased in most lending portfolios, including a 37.2% decrease in commercial and industrial, a 70.8% decrease in CRE – other and a 41.5% reduction in direct retail lending net charge-offs. Net charge-offs for the other lending subsidiaries portfolio increased 11.1%, primarily reflecting growth in the loan portfolio. Management expects that net charge-offs will remain slightly below the normalized range for net charge-offs (which ranges from 50 to 70 basis points).

Refer to Note 3 "Loans and ACL" in the "Notes to Consolidated Financial Statements" for additional disclosures.

The following table presents an estimated allocation of the ALLL at the end of each of the last five years. This allocation of the ALLL is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases. During 2013, the balance in the unallocated ALLL was allocated to the loan portfolio segments.

Table 27
Allocation of ALLL by Category

	December 31,									
	2013		2012		2011		2010		2009	
	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category
	(Dollars in millions)									
Balances at end of period applicable to:										
Commercial	$ 679	44.1 %	$ 774	44.5 %	$ 1,053	45.7 %	$ 1,536	47.1 %	$ 1,574	48.2 %
Direct retail lending	209	13.7	300	13.8	232	13.5	246	13.3	297	13.8
Sales finance	45	8.1	29	6.8	38	6.9	47	6.8	77	6.1
Revolving credit	115	2.1	102	2.0	112	2.1	109	2.1	127	1.9
Residential mortgage	331	21.3	328	21.2	365	19.2	298	17.0	131	14.9
Other lending subsidiaries	239	9.0	277	8.8	197	8.1	198	7.7	264	7.4
Covered	114	1.7	128	2.9	149	4.5	144	6.0	—	7.7
Unallocated	—	—	80	—	110	—	130	—	130	—
Total ALLL	1,732	100.0 %	2,018	100.0 %	2,256	100.0 %	2,708	100.0 %	2,600	100.0 %
RUFC	89		30		29		47		72	
Total ACL	$ 1,821		$ 2,048		$ 2,285		$ 2,755		$ 2,672	

Funding Activities

Deposits are the primary source of funds for lending and investing activities. Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. FHLB advances, other secured borrowings, Federal funds purchased and other short-term borrowed funds, as well as longer-term debt issued through the capital markets, all provide supplemental liquidity sources. BB&T's funding activities are monitored and governed through BB&T's overall asset/liability management process, which is further discussed in the "Market Risk Management" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. Following is a brief description of the various sources of funds used by BB&T.

Deposits

Deposits are attracted principally from clients within BB&T's branch network through the offering of a broad selection of deposit instruments to individuals and businesses, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market deposit accounts, CDs and individual retirement accounts. Deposit account terms vary with respect to the minimum balance required, the time period the funds must remain on deposit and service charge schedules. Interest rates paid on specific deposit types are determined based on (i) the interest rates offered by competitors, (ii) the anticipated amount and timing of funding needs, (iii) the availability and cost of alternative sources of funding, and (iv) anticipated future economic conditions and interest rates. Deposits are attractive sources of funding because of their stability and relative cost. Deposits are regarded as an important part of the overall client relationship and provide opportunities to cross-sell other BB&T services.

Total deposits were $127.5 billion at December 31, 2013, a decrease of $5.6 billion, or 4.2%, compared to year-end 2012. Noninterest-bearing deposits totaled $35.0 billion at December 31, 2013, an increase of $2.5 billion, or 7.8%, from December 31, 2012. The increase in noninterest-bearing deposits was broad based in nature, with increases in deposits from personal, business and public funds clients. Interest checking and money market and savings accounts decreased $1.5 billion, or 2.1%, compared to the prior year while certificates and other time deposits declined $6.7 billion, or 21.1%, during that same time period. For the year ended December 31, 2013, total deposits averaged $128.6 billion, an increase of $938 million, or 0.7%, compared to 2012. Management currently expects continued growth in client deposit balances during 2014.

The following table presents the composition of average deposits for the last five quarters:

Table 28
Composition of Average Deposits

	For the Three Months Ended				
	12/31/13	9/30/13	6/30/13	3/31/13	12/31/12
	(Dollars in millions)				
Noninterest-bearing deposits	$ 35,347	$ 34,244	$ 33,586	$ 32,518	$ 31,849
Interest checking	18,969	18,826	19,276	20,169	19,837
Money market and savings	49,298	48,676	48,140	48,431	47,965
Certificates and other time deposits	21,580	25,562	28,034	28,934	31,724
Foreign office deposits - interest-bearing	712	640	947	385	387
Total average deposits	$ 125,906	$ 127,948	$ 129,983	$ 130,437	$ 131,762

Average deposits for the fourth quarter of 2013 decreased $2.0 billion, or 6.3% on an annualized basis, compared to the third quarter. Deposit mix continued to improve during the quarter as average noninterest-bearing deposits grew $1.1 billion, while average certificates and other time deposits decreased $4.0 billion. Average noninterest-bearing deposits represented 28.1% of total average deposits for the fourth quarter compared to 26.8% for the prior quarter.

Growth in average noninterest-bearing deposits was broad-based, with increases in deposits related to commercial, public funds and personal accounts totaling $500 million, $347 million and $171 million, respectively. Average interest-checking and money market and savings accounts increased $765 million compared to the prior quarter, reflecting growth in personal, public funds and commercial accounts totaling $312 million, $254 million and $199 million, respectively. The decrease in average certificates and other time deposits was primarily driven by a $3.0 billion decline in non-client certificates of deposit. Average foreign office deposits increased $72 million compared to the prior quarter.

The cost of interest-bearing deposits was 0.28% for the fourth quarter, a decrease of three basis points compared to the prior quarter.

The following table provides information regarding the scheduled maturities of time deposits that are $100,000 and greater at December 31, 2013:

Table 29
Scheduled Maturities of Time Deposits $100,000 and Greater

	December 31, 2013
	(Dollars in millions)
Three months or less	$ 8,034
Over three through six months	1,415
Over six through twelve months	1,473
Over twelve months	3,251
Total	$ 14,173

Short-term Borrowings

BB&T also uses various types of short-term borrowings in meeting funding needs. While deposits remain the primary source for funding loan originations, management uses short-term borrowings as a supplementary funding source for loan growth and other balance sheet management purposes. Short-term borrowings were 2.5% of total funding on average in 2013 as compared to 1.9% in 2012. See Note 7 "Short-Term Borrowings" in the "Notes to Consolidated Financial Statements" herein for further disclosure. The types of short-term borrowings that have been, or may be, used by the Company include Federal funds purchased, securities sold under repurchase agreements, master notes, commercial paper and short-term bank notes. All securities sold under repurchase agreements are reflected as collateralized borrowings on the balance sheet. Short-term borrowings at the end of 2013 were $4.1 billion, an increase of $1.3 billion, or 44.5%, compared to year-end 2012. Average short-term borrowings totaled $4.5 billion during 2013 compared to $3.4 billion last year, an increase of 30.8%. The increase in the average balance during 2013 primarily reflects the managed reduction in non-client certificates of deposit.

The following table summarizes certain information for the past three years with respect to short-term borrowings:

Table 30
Short-Term Borrowings

	As Of / For The Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Securities Sold Under Agreements to Repurchase:			
Maximum outstanding at any month-end during the year	$ 1,537	$ 813	$ 1,176
Balance outstanding at end of year	463	514	619
Average outstanding during the year	662	651	956
Average interest rate during the year	0.25 %	0.30 %	0.73 %
Average interest rate at end of year	0.28	0.33	0.31
Federal Funds Purchased and Short-Term Borrowed Funds:			
Maximum outstanding at any month-end during the year	$ 4,722	$ 3,627	$ 9,350
Balance outstanding at end of year	3,675	2,350	2,947
Average outstanding during the year	3,797	2,757	4,233
Average interest rate during the year	0.13 %	0.20 %	0.10 %
Average interest rate at end of year	0.09	0.19	0.17

Long-term Debt

Long-term debt provides funding and, to a lesser extent, regulatory capital. During 2013, long-term debt represented 10.6% of average total funding compared to 11.6% during 2012. At December 31, 2013, long-term debt totaled $21.5 billion, an increase of $2.4 billion compared to year-end 2012. The increase in long-term debt is primarily due to Branch Bank senior note issuances to obtain liquidity at attractive rates. The average cost of long-term debt was 3.03% in 2013, compared to 3.02% in 2012. See Note 9 "Long-Term Debt" in the "Notes to Consolidated Financial Statements" herein for further disclosure.

Exclusive of hedge basis adjustments, FHLB advances represented 37.7% of total outstanding long-term debt at December 31, 2013; senior notes of BB&T represented 30.5% of the year-end balance; subordinated notes of BB&T represented 10.1% of the year-end balance; senior notes of Branch Bank represented 14.7% of the year-end balance; and subordinated notes of Branch Bank represented 4.6% of the year-end balance. FHLB advances are cost-effective long-term funding sources that provide flexibility to structure the debt in a manner that aids in the management of interest rate risk and liquidity.

Effective January 28, 2014, BB&T issued $1.1 billion of senior notes with a combination of fixed and floating interest rates. These notes mature in 2019.

Shareholders' Equity

Shareholders' equity totaled $22.8 billion at December 31, 2013, an increase of $1.6 billion, or 7.5%, from year-end 2012. Book value per common share at December 31, 2013 was $28.52, compared to $27.21 at December 31, 2012.

The increase in shareholders' equity during 2013 includes $487 million in net proceeds from the issuance of Tier 1 qualifying non-cumulative perpetual preferred stock. See Note 9 "Shareholders' Equity" in the "Notes to Consolidated Financial Statements" herein for additional information. In addition, shareholders' equity increased $915 million due to net income in excess of dividends declared, and $233 million as a result of the issuance of additional shares and other transactions in connection with equity-based compensation plans, the 401(k) plan and the dividend reinvestment plan. The net loss in AOCI increased $34 million, primarily due to a $640 million after-tax net decrease in the value of the AFS securities portfolio, partially offset by improvements of $411 million related to pensions and other post-retirement benefit plans and $175 million related to changes in unrealized net gains on cash flow hedges.

Tangible book value per common share at December 31, 2013 was $18.08 compared to $16.53 at December 31, 2012. As of December 31, 2013, measures of tangible capital were not required by the regulators and, therefore, were considered non-GAAP measures. Refer to the section titled "Capital" herein for a discussion of how BB&T calculates and uses these measures in the evaluation of the Company.

Risk Management

BB&T has defined and established an enterprise-wide risk culture that places an emphasis on effective risk management through a strong tone at the top by the Board of Directors and Executive Management, accountability at all levels of the organization, an effective challenge environment and incentives to encourage strong risk management behavior. The risk culture promotes judicious risk-taking and discourages rampant revenue generation without consideration of corresponding risks. It is part of BB&T's mission statement that risk is managed to optimize the long-term return to shareholders, while providing a safe and sound investment. Risk management begins with the LOBs, and as such, BB&T has established clear expectations for the LOBs in regards to the identification, monitoring, reporting and response to current and emerging risks. Centrally, risk oversight is managed at the corporate level through oversight, policies and reporting.

The Board of Directors and Executive Management established BB&T's risk culture and promoted appropriate risk-taking behaviors. It is the responsibility of senior leadership to clearly communicate the organizational values that support the desired risk culture, recognize and reward behavior that reflects the defined risk culture and monitor and assess the current risk culture of BB&T. Regardless of financial gain or loss, employees are held accountable if they do not follow the established risk management policies and procedures. BB&T's risk culture encourages transparency and open dialogue between all levels in the performance of bank functions, such as the development, marketing and implementation of a product or service. An effective challenge environment is reflected in BB&T's decision-making processes.

The Chief Risk Officer leads the RMO, which designs, organizes and manages BB&T's risk framework. The RMO is responsible for ensuring effective risk management oversight, measurement, monitoring, reporting and consistency. The RMO has direct access to the Board of Directors and Executive Management to communicate any risk issues (identified or emerging) as well as the performance of the risk management activities throughout the Company. The principal types of inherent risk include regulatory, credit, liquidity, market, operational, reputation and strategic risks.

Compliance risk

Compliance risk is the risk to earnings, capital, or reputation arising from violations of, or noncompliance with, current and changing laws, regulations, supervisory guidance or regulatory expectations.

Credit risk

Credit risk is the risk to earnings or capital arising from the default, inability or unwillingness of a borrower, obligor, or counterparty to meet the terms of any financial obligation with BB&T or otherwise perform as agreed. Credit risk exists in all activities where success depends on the performance of a borrower, obligor, or counterparty. Credit risk arises when BB&T funds are extended, committed, invested, or otherwise exposed through actual or implied contractual agreements, whether on or off the balance sheet. Credit risk also occurs when the credit quality of an issuer whose securities or other instruments the bank holds deteriorates.

BB&T has established the following general practices to manage credit risk:

- limiting the amount of credit that individual lenders may extend to a borrower;
- establishing a process for credit approval accountability;
- careful initial underwriting and analysis of borrower, transaction, market and collateral risks;
- ongoing servicing and monitoring of individual loans and lending relationships;
- continuous monitoring of the portfolio, market dynamics and the economy; and
- periodically reevaluating the bank's strategy and overall exposure as economic, market and other relevant conditions change.

The following discussion presents the principal types of lending conducted by BB&T and describes the underwriting procedures and overall risk management of BB&T's lending function.

Underwriting Approach

Recognizing that the loan portfolio is a primary source of profitability and risk, proper loan underwriting is critical to BB&T's long-term financial success. BB&T's underwriting approach is designed to define acceptable combinations of specific risk-mitigating features that ensure credit relationships conform to BB&T's risk philosophy. Provided below is a summary of the most significant underwriting criteria used to evaluate new loans and loan renewals:

- *Cash flow and debt service coverage*—cash flow adequacy is a necessary condition of creditworthiness, meaning that loans must either be clearly supported by a borrower's cash flow or, if not, must be justified by secondary repayment sources.
- *Secondary sources of repayment*—alternative repayment funds are a significant risk-mitigating factor as long as they are liquid, can be easily accessed and provide adequate resources to supplement the primary cash flow source.
- *Value of any underlying collateral*—loans are generally secured by the asset being financed. Because an analysis of the primary and secondary sources of repayment is the most important factor, collateral, unless it is liquid, does not justify loans that cannot be serviced by the borrower's normal cash flows.
- *Overall creditworthiness of the customer, taking into account the customer's relationships, both past and current, with BB&T and other lenders*—BB&T's success depends on building lasting and mutually beneficial relationships with clients, which involves assessing their financial position and background.
- *Level of equity invested in the transaction*—in general, borrowers are required to contribute or invest a portion of their own funds prior to any loan advances.

Commercial Loan and Lease Portfolio

The commercial loan and lease portfolio represents the largest category of the Company's total loan portfolio. BB&T's commercial lending program is generally targeted to serve small-to-middle market businesses with sales of $250 million or less. In addition, BB&T's Corporate Banking Group provides lending solutions to large corporate clients. Traditionally, lending to small and mid-sized businesses has been among BB&T's strongest market segments.

Commercial and small business loans are primarily originated through BB&T's Community Bank. In accordance with the Company's lending policy, each loan undergoes a detailed underwriting process, which incorporates BB&T's underwriting approach, procedures and evaluations described above. Commercial loans are typically priced with an interest rate tied to market indices, such as the prime rate or LIBOR. Commercial loans are individually monitored and reviewed for any possible deterioration in the ability of the client to repay the loan. Approximately 90% of BB&T's commercial loans are secured by real estate, business equipment, inventories and other types of collateral.

Direct Retail Loan Portfolio

The direct retail loan portfolio primarily consists of a wide variety of loan products offered through BB&T's branch network. Various types of secured and unsecured loans are marketed to qualifying existing clients and to other creditworthy candidates in BB&T's market area. The vast majority of direct retail loans are secured by first or second liens on residential real estate and include both closed-end home equity loans and revolving home equity lines of credit. Direct retail loans are subject to the same rigorous lending policies and procedures as described above for commercial loans and are underwritten with note amounts and credit limits that ensure consistency with the Company's risk philosophy.

During January of 2014, approximately $8.3 billion of home equity loans were transferred from direct retail lending to residential mortgage.

Sales Finance Loan Portfolio

The sales finance category primarily includes secured indirect installment loans to consumers for the purchase of new and used automobiles, boats and recreational vehicles. Such loans are originated through approved franchised and independent dealers throughout the BB&T market area. These loans are relatively homogenous and no single loan is individually significant in terms of its size and potential risk of loss. Sales finance loans are subject to the same rigorous lending policies and procedures as described above for commercial loans and are underwritten with note amounts and credit limits that ensure consistency with the Company's risk philosophy. In addition to its normal underwriting due diligence, BB&T uses application systems and "scoring systems" to help underwrite and manage the credit risk in its sales finance portfolio. Also included in the sales finance category are commercial lines, serviced by the Dealer Finance Department, to finance dealer wholesale inventory ("Floor Plan Lines") for resale to consumers. Floor Plan Lines are underwritten by commercial loan officers in compliance with the same rigorous lending policies described above for commercial loans. In addition, Floor Plan Lines are subject to intensive monitoring and oversight to ensure quality and to mitigate risk, including from fraud.

Revolving Credit Loan Portfolio

The revolving credit portfolio comprises the outstanding balances on credit cards and BB&T's checking account overdraft protection product, Constant Credit. BB&T markets credit cards to its existing banking client base and does not solicit cardholders through nationwide programs or other forms of mass marketing. Such balances are generally unsecured and actively managed.

Residential Mortgage Loan Portfolio

Branch Bank offers various types of fixed- and adjustable-rate loans for the purpose of constructing, purchasing or refinancing residential properties. BB&T primarily originates conforming mortgage loans and higher quality jumbo and construction-to-permanent loans for owner-occupied properties. Conforming loans are loans that are underwritten in accordance with the underwriting standards set forth by FNMA and FHLMC. They are generally collateralized by one-to-four-family residential real estate, typically have loan-to-collateral value ratios of 80% or less, and are made to borrowers in good credit standing.

Risks associated with the mortgage lending function include interest rate risk, which is mitigated through the sale of a substantial portion of conforming fixed-rate loans in the secondary mortgage market and an effective MSR hedging process. Borrower risk is lessened through rigorous underwriting procedures and mortgage insurance. The right to service the loans and receive servicing income is generally retained when conforming loans are sold. Management believes that the retention of mortgage servicing is a relationship driver in retail banking and a part of management's strategy to establish profitable long-term customer relationships and offer high quality client service. BB&T also purchases residential mortgage loans from correspondent originators. The loans purchased from third-party originators are subject to the same underwriting and risk-management criteria as loans originated internally.

Other Lending Subsidiaries Portfolio

BB&T's other lending subsidiaries portfolio consists of loans originated through six LOBs that provide specialty finance alternatives to consumers and businesses including: dealer-based financing of equipment for small businesses and consumers, commercial equipment leasing and finance, insurance premium finance, indirect nonprime automobile finance, and full-service commercial mortgage banking. BB&T offers these services to bank clients as well as nonbank clients within and outside BB&T's primary geographic market area.

BB&T's other lending subsidiaries adhere to the same overall underwriting approach as the commercial and consumer lending portfolio and also utilize automated credit scoring to assist with underwriting credit risk. The majority of these loans are relatively homogenous and no single loan is individually significant in terms of its size and potential risk of loss. The majority of the loans are secured by real estate, automobiles, equipment or unearned insurance premiums. As of December 31, 2013, included in the other lending subsidiaries portfolio are loans to nonprime borrowers of approximately $2.8 billion, or 2.4% of the total BB&T loan and lease portfolio.

Covered Loan Portfolio

BB&T has $2.0 billion of loans covered by loss sharing agreements with the FDIC, which are primarily CRE and residential mortgage loans. Refer to Note 3 "Loans and ACL" in the "Notes to Consolidated Financial Statements" in this report for additional disclosures related to BB&T's covered loans.

Liquidity risk

Liquidity risk is the risk to ongoing operations arising from the inability to accommodate liability maturities or deposit withdrawals, fund asset growth, or meet contractual obligations when they come due. For additional information concerning BB&T's management of liquidity risk, see the "Liquidity" section of "Management's Discussion and Analysis" herein.

Market risk

Market risk is the risk to earnings or capital arising from changes in the market value of portfolios, securities, or other financial instruments due to changes in the level, volatility, or correlations among financial market rates or prices, including interest rates, foreign exchange rates, equity prices, or other relevant rates or prices. For additional information concerning BB&T's management of market risk, see the "Market Risk Management" section of "Management's Discussion and Analysis" herein.

Operational risk

Operational risk is the risk to earnings or capital arising from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, which is the risk of loss arising from defective transactions, litigation or claims made, or the failure to adequately protect company-owned assets.

Reputation risk

Reputation risk is the risk to earnings, capital, enterprise value, the BB&T brand, and public confidence arising from negative publicity or public opinion, whether real or perceived, regarding BB&T's business practices, products and services, transactions, or other activities undertaken by BB&T, its representatives, or its partners. Reputation risk may impact BB&T's clients, employees, communities or shareholders, and is often a residual risk that arises when other risks are not managed properly.

Strategic risk

Strategic risk is the risk to earnings, capital, enterprise value, and to the achievement of BB&T's Vision, Mission, Purpose, and business objectives that arises from BB&T's business strategy, adverse business decisions, improper or ineffective implementation of decisions, or lack of responsiveness to changes in business environment. Strategic risk is a function of the compatibility of BB&T's strategic goals, the business strategies developed to achieve those goals, the resources deployed against these goals, and the quality of implementation.

Market Risk Management

The effective management of market risk is essential to achieving BB&T's strategic financial objectives. As a financial institution, BB&T's most significant market risk exposure is interest rate risk in its balance sheet; however, market risk also includes product liquidity risk, price risk and volatility risk in BB&T's LOBs. The primary objectives of market risk management are to minimize any adverse effect that changes in market risk factors may have on net interest income, net income and capital and to offset the risk of price changes for certain assets recorded at fair value. At BB&T, market risk management also includes the enterprise-wide IPV function.

Interest Rate Market Risk (Other than Trading)

BB&T actively manages market risk associated with asset and liability portfolios with a focus on the strategic pricing of asset and liability accounts and management of appropriate maturity mixes of assets and liabilities. The goal of these activities is the development of appropriate maturity and repricing opportunities in BB&T's portfolios of assets and liabilities that will produce reasonably consistent net interest income during periods of changing interest rates. These portfolios are analyzed for proper fixed-rate and variable-rate mixes under various interest rate scenarios.

The asset/liability management process is designed to achieve relatively stable NIM and assure liquidity by coordinating the volumes, maturities or repricing opportunities of earning assets, deposits and borrowed funds. Among other things, this process gives consideration to prepayment trends related to securities, loans and leases and certain deposits that have no stated maturity. Prepayment assumptions are developed using a combination of market data and internal historical prepayment experience for residential mortgage-related loans and securities, and internal historical prepayment experience for client deposits with no stated maturity and loans that are not residential mortgage related. These assumptions are subject to monthly back-testing, and are adjusted as deemed necessary to reflect changes in interest rates relative to the reference rate of the underlying assets or liabilities. On a monthly basis, BB&T evaluates the accuracy of its Simulation model, which includes an evaluation of its prepayment assumptions, to ensure that all significant assumptions inherent in the model appropriately reflect changes in the interest rate environment and related trends in prepayment activity. It is the responsibility of the MRLCC to determine and achieve the most appropriate volume and mix of earning assets and interest-bearing liabilities, as well as to ensure an adequate level of liquidity and capital, within the context of corporate performance goals. The MRLCC also sets policy guidelines and establishes long-term strategies with respect to interest rate risk exposure and liquidity. The MRLCC meets regularly to review BB&T's interest rate risk and liquidity positions in relation to present and prospective market and business conditions, and adopts funding and balance sheet management strategies that are intended to ensure that the potential impacts on earnings and liquidity as a result of fluctuations in interest rates are within acceptable tolerance guidelines.

BB&T uses derivatives primarily to manage economic risk related to securities, commercial loans, MSRs and mortgage banking operations, long-term debt and other funding sources. BB&T also uses derivatives to facilitate transactions on behalf of its clients. As of December 31, 2013, BB&T had derivative financial instruments outstanding with notional amounts totaling $59.3 billion, with a net fair value of a loss of $106 million. See Note 18 "Derivative Financial Instruments" in the "Notes to Consolidated Financial Statements" herein for additional disclosures.

The majority of BB&T's assets and liabilities are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Fluctuations in interest rates and actions of the FRB to regulate the availability and cost of credit have a greater effect on a financial institution's profitability than do the effects of higher costs for goods and services. Through its balance sheet management function, which is monitored by the MRLCC, management believes that BB&T is positioned to respond to changing needs for liquidity, changes in interest rates and inflationary trends.

Management uses the Simulation to measure the sensitivity of projected earnings to changes in interest rates. The Simulation model projects net interest income and interest rate risk for a rolling two-year period of time. The Simulation takes into account the current contractual agreements that BB&T has made with its customers on deposits, borrowings, loans, investments and commitments to enter into those transactions. Furthermore, the Simulation considers the impact of expected customer behavior. Management monitors BB&T's interest sensitivity by means of a model that incorporates the current volumes, average rates earned and paid, and scheduled maturities and payments of asset and liability portfolios, together with multiple scenarios that include projected prepayments, repricing opportunities and anticipated volume growth. Using this information, the model projects earnings based on projected portfolio balances under multiple interest rate scenarios. This level of detail is needed to simulate the effect that changes in interest rates and portfolio balances may have on the earnings of BB&T. This method is subject to the accuracy of the assumptions that underlie the process, but management believes that it provides a better illustration of the sensitivity of earnings to changes in interest rates than other analyses such as static or dynamic gap. In addition to the Simulation, BB&T uses EVE analysis to focus on projected changes in capital given potential changes in interest rates. This measure also allows BB&T to analyze interest rate risk that falls outside the analysis window contained in the Simulation model. The EVE model is a discounted cash flow of the portfolio of assets, liabilities, and derivative instruments. The difference in the present value of assets minus the present value of liabilities is defined as the economic value of equity.

The asset/liability management process requires a number of key assumptions. Management determines the most likely outlook for the economy and interest rates by analyzing external factors, including published economic projections and data, the effects of likely monetary and fiscal policies, as well as any enacted or prospective regulatory changes. BB&T's current and prospective liquidity position, current balance sheet volumes and projected growth, accessibility of funds for short-term needs and capital maintenance are also considered. This data is combined with various interest rate scenarios to provide management with the information necessary to analyze interest sensitivity and to aid in the development of strategies to reach performance goals.

The following table shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months assuming a gradual change in interest rates as described below. Key assumptions in the preparation of the table include prepayment speeds of mortgage-related and other assets, cash flows and maturities of derivative financial instruments, loan volumes and pricing, deposit sensitivity, customer preferences and capital plans. The resulting change in net interest income reflects the level of sensitivity that interest sensitive income has in relation to changing interest rates.

Table 31
Interest Sensitivity Simulation Analysis

Interest Rate Scenario			Annualized Hypothetical Percentage Change in Net Interest Income	
Linear Change in Prime Rate	Prime Rate December 31,		December 31,	
	2013	2012	2013	2012
Up 200 bps	5.25 %	5.25 %	2.27 %	3.16 %
Up 100	4.25	4.25	1.35	2.04
No Change	3.25	3.25	—	—
Down 25	3.00	3.00	0.39	(0.13)

The MRLCC has established parameters related to interest sensitivity that prescribe a maximum negative impact on net interest income under different interest rate scenarios. In the event the results of the Simulation model fall outside the established parameters, management will make recommendations to the MRLCC on the most appropriate response given the current economic forecast. The following parameters and interest rate scenarios are considered BB&T's primary measures of interest rate risk:

- Maximum negative impact on net interest income of 2% for the next 12 months assuming a linear change in interest rates totaling 100 basis points over four months followed by a flat interest rate scenario for the remaining eight month period.

- Maximum negative impact on net interest income of 4% for the next 12 months assuming a linear change of 200 basis points over eight months followed by a flat interest rate scenario for the remaining four month period.

If a rate change of 200 basis points cannot be modeled due to a low level of rates, a proportional limit applies. Management currently only models a negative 25 basis point decline because larger declines would have resulted in a Federal funds rate of less than zero. In a situation such as this, the maximum negative impact on net interest income is adjusted on a proportional basis. Regardless of the proportional limit, the negative risk exposure limit will be the greater of 1% or the proportional limit.

Management has also established a maximum negative impact on net interest income of 4% for an immediate 100 basis points change in rates and 8% for an immediate 200 basis points change in rates. These "interest rate shock" limits are designed to create an outer band of acceptable risk based upon a significant and immediate change in rates.

Management must also consider how the balance sheet and interest rate risk position could be impacted by changes in balance sheet mix. Liquidity in the banking industry has been very strong during the current economic cycle. Much of this liquidity increase has been due to a significant increase in noninterest-bearing demand deposits. Consistent with the industry, Branch Bank has seen a significant increase in this funding source. The behavior of these deposits is one of the most important assumptions used in determining the interest rate risk position of BB&T. A loss of these deposits in the future would reduce the asset sensitivity of BB&T's balance sheet as the company increases interest-bearing funds to offset the loss of this advantageous funding source.

Beta represents the correlation between overall market interest rates and the rates paid by BB&T on interest-bearing deposits. BB&T applies an average beta of approximately 80% to its managed rate deposits for determining its interest rate sensitivity. Managed rate deposits are high beta, premium money market and interest checking accounts, which attract significant client funds when needed to support balance sheet growth. BB&T regularly conducts sensitivity on other key variables to determine the impact they could have on the interest rate risk position. This allows BB&T to evaluate the likely impact on its balance sheet management strategies due to a more extreme variation in a key assumption than expected.

The following table shows the effect that the loss of demand deposits and an associated increase in managed rate deposits would have on BB&T's interest-rate sensitivity position. For purposes of this analysis, BB&T modeled the incremental beta for the replacement of the lost demand deposits at 100%.

Table 32
Deposit Mix Sensitivity Analysis

Increase in Rates	Base Scenario at December 31, 2013 (1)	Results Assuming a Decrease in Noninterest Bearing Demand Deposits	
		$1 Billion	$5 Billion
Up 200 bps	2.27 %	2.01 %	0.98 %
Up 100	1.35	1.19	0.56

(1) The base scenario is equal to the annualized hypothetical percentage change in net interest income at December 31, 2013 as presented in the preceding table.

If rates increased 200 basis points, BB&T could absorb the loss of $8.8 billion, or 25.3%, of noninterest bearing demand deposits and replace them with managed rate deposits with a beta of 100% before becoming neutral to interest rate changes.

The following table shows the effect that the indicated changes in interest rates would have on EVE. Key assumptions in the preparation of the table include prepayment speeds of mortgage-related and other assets, cash flows and maturities of derivative financial instruments, loan volumes and pricing and deposit sensitivity. The resulting change in the EVE reflects the level of sensitivity that EVE has in relation to changing interest rates.

Table 33
EVE Simulation Analysis

Change in Rates	EVE/Assets December 31,		Hypothetical Percentage Change in EVE December 31,	
	2013	2012	2013	2012
Up 200 bps	10.3 %	7.5 %	(4.5)%	16.6 %
Up 100	10.6	7.2	(1.4)	11.9
No Change	10.8	6.4	—	—
Down 25	10.8	6.2	(0.4)	(4.1)

Market Risk from Trading Activities

BB&T also manages market risk from trading activities which consists of acting as a financial intermediary to provide its customers access to derivatives, foreign exchange and securities markets. Trading market risk is managed through the use of statistical and non-statistical risk measures and limits. BB&T utilizes a historical VaR methodology to measure and aggregate risks across its covered trading LOBs. This methodology uses two years of historical data to estimate economic outcomes for a one-day time horizon at a 99% confidence level. The average 99% one-day VaR and the maximum daily VaR for the year ended December 31, 2013 were less than $1 million. For the year ended December 31, 2012, the average 99% one-day VaR was less than $1 million and the maximum daily VaR was approximately $3 million. Market risk disclosures under Basel II.5 are available in the Additional Disclosures section of the Investor Relations site on www.bbt.com/about.

Liquidity

Liquidity represents the continuing ability to meet funding needs, including deposit withdrawals, timely repayment of borrowings and other liabilities, and funding of loan commitments. In addition to the level of liquid assets, such as cash, cash equivalents and AFS securities, many other factors affect the ability to meet liquidity needs, including access to a variety of funding sources, maintaining borrowing capacity in national money markets, growing core deposits, the repayment of loans and the ability to securitize or package loans for sale. BB&T monitors key liquidity metrics at both the Parent Company and Branch Bank.

Parent Company

The purpose of the Parent Company is to serve as the primary capital financing vehicle for the operating subsidiaries. The assets of the Parent Company consist primarily of cash on deposit with Branch Bank, equity investments in subsidiaries, advances to subsidiaries, accounts receivable from subsidiaries, and other miscellaneous assets. The principal obligations of the Parent Company are principal and interest payments on long-term debt. The main sources of funds for the Parent Company are dividends and management fees from subsidiaries, repayments of advances to subsidiaries, and proceeds from the issuance of equity and long-term debt. The primary uses of funds by the Parent Company are for investments in subsidiaries, advances to subsidiaries, dividend payments to common and preferred shareholders, retirement of common stock and interest and principal payments due on long-term debt.

The primary source of funds used for Parent Company cash requirements was dividends received from subsidiaries, which totaled $1.3 billion during 2013. In addition, the Parent Company issued $1.0 billion of senior notes and repaid $500 million of maturing long-term debt. Funds raised through master note agreements with commercial clients are placed in a note receivable at Branch Bank primarily for its use in meeting short-term funding needs and, to a lesser extent, to support the short-term temporary cash needs of the Parent Company. At December 31, 2013 and 2012, master note balances totaled $24 million and $37 million, respectively.

Liquidity at the Parent Company is more susceptible to market disruptions. BB&T prudently manages cash levels at the Parent Company to cover a minimum of one year of projected contractual cash outflows which includes unfunded external commitments, debt service, preferred dividends and scheduled debt maturities without the benefit of any new cash infusions. Generally, BB&T maintains a significant buffer above the projected one year of contractual cash outflows. In determining the buffer, BB&T considers cash for common dividends, unfunded commitments to affiliates, being a source of strength to its banking subsidiaries, and being able to withstand sustained market disruptions which may limit access to the capital markets. As of December 31, 2013 and December 31, 2012, the Parent Company had 27 months and 35 months, respectively, of cash on hand to satisfy projected contractual cash outflows as described above.

Branch Bank

BB&T carefully manages liquidity risk at Branch Bank. Branch Bank's primary source of funding is customer deposits. Continued access to customer deposits is highly dependent on the confidence the public has in the stability of the bank and its ability to return funds to the client when requested. BB&T maintains a strong focus on its reputation in the market to ensure continued access to client deposits. BB&T integrates its risk appetite into its overall risk management framework to ensure the bank does not exceed its risk tolerance through its lending and other risk taking functions and thus risk becoming undercapitalized. BB&T believes that sufficient capital is paramount to maintaining the confidence of its depositors and other funds providers. BB&T has extensive capital management processes in place to ensure it maintains sufficient capital to absorb losses and maintain a highly capitalized position that will instill confidence in the bank and allow continued access to deposits and other funding sources. Branch Bank monitors many liquidity metrics at the bank including funding concentrations, diversification, maturity distribution, contingent funding needs and ability to meet liquidity requirements under times of stress.

Branch Bank has several major sources of funding to meet its liquidity requirements, including access to capital markets through issuance of senior or subordinated bank notes and institutional CDs, access to the FHLB system, dealer repurchase agreements and repurchase agreements with commercial clients, access to the overnight and term Federal funds markets, use of a Cayman branch facility, access to retail brokered CDs and a borrower in custody program with the FRB for the discount window. As of December 31, 2013, BB&T has approximately $57.3 billion of secured borrowing capacity, which represents approximately 357% of one year wholesale funding maturities.

BB&T also monitors the ability to meet customer demand for funds under both normal and stressed market conditions. In considering its liquidity position, management evaluates BB&T's funding mix based on client core funding, client rate-sensitive funding and non-client rate-sensitive funding. In addition, management also evaluates exposure to rate-sensitive funding sources that mature in one year or less. Management also measures liquidity needs against 30 days of stressed cash outflows for Branch Bank. To ensure a strong liquidity position, management maintains a liquid asset buffer of cash on hand and highly liquid unpledged securities. The Company has established a policy that the liquid asset buffer would be a minimum of 5% of total assets, but intends to maintain the ratio well in excess of this level. As of December 31, 2013 and December 31, 2012, BB&T's liquid asset buffer was 14.6% and 11.1%, respectively, of total assets.

The ability to raise funding at competitive prices is affected by the rating agencies' views of the Parent Company's and Branch Bank's credit quality, liquidity, capital and earnings. Management meets with the rating agencies on a regular basis to discuss current outlooks. The ratings for BB&T and Branch Bank by the four major rating agencies are detailed in the table below:

Table 34
Credit Ratings of BB&T Corporation and Branch Bank
December 31, 2013

	S&P	Moody's	Fitch	DBRS
BB&T Corporation:				
Commercial Paper	A-2	P-1	F1	R-1(low)
Issuer	A-	A2	A+	A(high)
LT/Senior debt	A-	A2	A+	A(high)
Subordinated debt	BBB+	A3	A	A
Branch Bank:				
Bank financial strength	N/A	B-	a+	N/A
Long term deposits	N/A	A1	AA-	AA(low)
LT/Senior unsecured bank notes	A	A1	A+	AA(low)
Other long term senior obligations	A	A1	A+	AA(low)
Other short term senior obligations	A-1	P-1	F1	R-1(middle)
Short term bank notes	A-1	P-1	F1	R-1(middle)
Short term deposits	N/A	P-1	F1+	R-1(middle)
Subordinated bank notes	A-	A2	A	A(high)
Ratings Outlook:				
Credit Trend	Negative	Negative	Stable	Stable

BB&T and Branch Bank have Contingency Funding Plans designed to ensure that liquidity sources are sufficient to meet their ongoing obligations and commitments, particularly in the event of a liquidity contraction. These plans are designed to examine and quantify the organization's liquidity under various "stress" scenarios. Additionally, the plans provide a framework for management and other critical personnel to follow in the event of a liquidity contraction or in anticipation of such an event. The plans address authority for activation and decision making, liquidity options and the responsibilities of key departments in the event of a liquidity contraction. The liquidity options available to management could include seeking secured funding, asset sales, and under the most extreme scenarios, curtailing new loan originations.

Management believes current sources of liquidity are adequate to meet BB&T's current requirements and plans for continued growth. See Note 4 "Premises and Equipment," Note 9 "Long-Term Debt" and Note 14 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements" for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.

Contractual Obligations, Commitments, Contingent Liabilities, Off-Balance Sheet Arrangements, And Related Party Transactions

The following table presents, as of December 31, 2013, BB&T's contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient. The table excludes liabilities recorded where management cannot reasonably estimate the timing of any payments that may be required in connection with these liabilities. Further discussion of the nature of each obligation is included in Note 14 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements."

Table 35
Contractual Obligations and Other Commitments
December 31, 2013

	Total	Less than One Year	1 to 3 Years	3 to 5 Years	After 5 Years
		(Dollars in millions)			
Long-term debt	$ 21,210	$ 2,143	$ 7,293	$ 4,629	$ 7,145
Operating leases	1,508	214	383	297	614
Commitments to fund affordable housing investments	464	291	153	13	7
Private equity commitments (1)	245	45	139	56	5
Time deposits	24,983	16,775	6,810	1,398	—
Contractual interest payments (2)	4,014	836	1,331	798	1,049
Total contractual cash obligations	$ 52,424	$ 20,304	$ 16,109	$ 7,191	$ 8,820

(1) Maturities are based on estimated payment dates.
(2) Includes accrued interest, future contractual interest obligations and the impact of hedges used to manage interest rate risk. Variable rate payments are based upon the rate in effect at December 31, 2013.

BB&T's significant commitments include investments in affordable housing and historic building rehabilitation projects throughout its market area and private equity funds. Refer to Note 1 "Summary of Significant Accounting Policies" and to Note 14 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements" for further discussion of these commitments.

In addition, BB&T enters into derivative contracts to manage various financial risks. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. Derivative contracts are carried at fair value on the Consolidated Balance Sheets with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. Derivative contracts are written in amounts referred to as notional amounts, which only provide the basis for calculating payments between counterparties and are not a measure of financial risk. Therefore, the derivative liabilities recorded on the balance sheet as of December 31, 2013 do not represent the amounts that may ultimately be paid under these contracts. Further discussion of derivative instruments is included in Note 1 "Summary of Significant Accounting Policies" and Note 18 "Derivative Financial Instruments" in the "Notes to Consolidated Financial Statements."

In the ordinary course of business, BB&T indemnifies its officers and directors to the fullest extent permitted by law against liabilities arising from litigation. BB&T also issues standard representation and warranties in underwriting agreements, merger and acquisition agreements, loan sales, brokerage activities and other similar arrangements. Counterparties in many of these indemnifications provide similar indemnifications to BB&T. Although these agreements often do not specify limitations, BB&T does not believe that any payments related to these guarantees would materially change the financial condition or results of operations of BB&T.

BB&T holds public funds in certain states that do not require 100% collateralization on public fund bank deposits. In these states, should the failure of another public fund depository institution result in a loss for the public entity, the resulting shortfall would have to be absorbed on a pro-rata basis by the remaining financial institutions holding public funds in that state.

As a member of the FHLB, BB&T is required to maintain a minimum investment in capital stock. The board of directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase BB&T's investment in the FHLB depends entirely upon the occurrence of a future event, potential future payments to the FHLB are not determinable.

In the normal course of business, BB&T is also a party to financial instruments to meet the financing needs of clients and to mitigate exposure to interest rate risk. Such financial instruments include commitments to extend credit and certain contractual agreements, including standby letters of credit and financial guarantee arrangements. Further discussion of BB&T's commitments is included in Note 14 "Commitments and Contingencies" and Note 17 "Fair Value Disclosures" in the "Notes to Consolidated Financial Statements."

Related Party Transactions

The Company may extend credit to its officers and directors in the ordinary course of business. These loans are made under substantially the same terms as comparable third-party lending arrangements and are in compliance with applicable banking regulations.

Capital

The maintenance of appropriate levels of capital is a management priority and is monitored on a regular basis. BB&T's principal goals related to the maintenance of capital are to provide adequate capital to support BB&T's risk profile consistent with the Board-approved risk appetite, provide financial flexibility to support future growth and client needs, comply with relevant laws, regulations, and supervisory guidance, achieve optimal credit ratings for BB&T and its subsidiaries and provide a competitive return to shareholders.

Management regularly monitors the capital position of BB&T on both a consolidated and bank level basis. In this regard, management's overriding policy is to maintain capital at levels that are in excess of the operating capital guidelines, which are above the regulatory "well capitalized" levels. Management has implemented stressed capital ratio minimum guidelines to evaluate whether capital ratios calculated with planned capital actions are likely to remain above minimums specified by the FRB for the annual CCAR. Breaches of stressed minimum guidelines prompt a review of the planned capital actions included in BB&T's capital plan.

Table 36
BB&T's Internal Capital Guidelines Prior to Basel III

	Operating	Stressed
Tier 1 Capital Ratio	10.0 %	7.5 %
Total Capital Ratio	12.0	9.5
Tier 1 Leverage Capital Ratio	7.0	5.0
Tangible Capital Ratio	6.0	4.0
Tier 1 Common Equity Ratio	8.5	6.0

Payments of cash dividends to BB&T's shareholders and repurchases of common shares are the methods used to manage any excess capital generated. In addition, management closely monitors the Parent Company's double leverage ratio (investments in subsidiaries as a percentage of shareholders' equity) with the intention of maintaining the ratio below 125%. The active management of the subsidiaries' equity capital, as described above, is the process used to manage this important driver of Parent Company liquidity and is a key element in the management of BB&T's capital position.

The capital of BB&T's subsidiaries is regularly monitored to determine if the levels that management believes are the most beneficial and efficient for their operations are maintained. Management intends to maintain capital at Branch Bank at levels that will result in classification as "well-capitalized" for regulatory purposes. Secondarily, it is management's intent to maintain Branch Bank's capital at levels that result in regulatory risk-based capital ratios that are generally comparable with peers of similar size, complexity and risk profile. If the capital levels of Branch Bank increase above these guidelines, excess capital may be transferred to the Parent Company, subject to regulatory and other operating considerations, in the form of special dividend payments.

While nonrecurring events or management decisions may result in the Company temporarily falling below its operating minimum guidelines for one or more of these ratios, it is management's intent through capital planning to return to these targeted operating minimums within a reasonable period of time. Such temporary decreases below the operating minimums shown above are not considered an infringement of BB&T's overall capital policy provided a return above the minimums is forecast to occur within a reasonable time period.

On March 14, 2013, the FRB informed BB&T that it objected to certain qualitative elements of its capital plan. BB&T resubmitted its plan on June 11, 2013. On August 23, 2013, BB&T announced that the FRB did not object to the Company's revised plan.

Risk-based capital ratios, which include Tier 1 Capital, Total Capital and Tier 1 Common Equity, are calculated based on regulatory guidance related to the measurement of capital and risk-weighted assets.

BB&T's Tier 1 common equity ratio was 9.9% at December 31, 2013 compared to 9.0% at December 31, 2012. The increase in regulatory capital was primarily due to strong capital generation during 2013.

BB&T regularly performs stress testing on its capital levels and is required to periodically submit the company's capital plans to the banking regulators. Management's capital deployment plan in order of preference is to focus on organic growth, dividends, strategic opportunities and share repurchases.

Table 37
Capital Ratios

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
Risk-based:		
Tier 1 (1)	11.8 %	10.5 %
Total (1)	14.3	13.4
Leverage capital	9.3	8.2
Non-GAAP capital measures (2)		
Tangible common equity as a percentage of tangible assets	7.3 %	6.5 %
Tier 1 common equity as a percentage of risk-weighted assets (1)	9.9	9.0
Tangible common equity (book value) per common share (3)	$ 18.08	$ 16.53
Calculations of tangible common equity, Tier 1 common equity and tangible assets (2):		
Total shareholders' equity	$ 22,809	$ 21,223
Less:		
Preferred stock	2,603	2,116
Noncontrolling interests	50	65
Intangible assets	7,383	7,477
Tangible common equity	12,773	11,565
Add:		
Regulatory adjustments	698	692
Tier 1 common equity (Basel I)	$ 13,471	$ 12,257
Total assets	$ 183,010	$ 184,499
Less:		
Intangible assets	7,383	7,477
Tangible assets (3)	$ 175,627	$ 177,022
Total risk-weighted assets (1)	$ 136,489	$ 136,367
Common shares outstanding at end of period (in thousands)	706,620	699,728

(1) Tier 1 capital, total capital and Tier 1 common equity ratios as of December 31, 2012 were previously reported on BB&T's December 31, 2012 Form 10-K as 11.0%, 13.9% and 9.3%, respectively. Risk-weighted assets as of December 31, 2012 was previously reported on BB&T's December 31, 2012 Form 10-K as $131.1 billion.
(2) Tangible common equity, Tier 1 common equity and related ratios are non-GAAP measures. Management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Company. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
(3) During 2013, the calculation of tangible book value per common share was revised to be based on tangible common equity whereas this calculation was previously based upon Tier 1 common equity. In addition, the calculation of tangible assets was revised to no longer include deferred taxes on intangible assets. Previously presented information has been revised to conform to the current presentation.

BB&T's estimated common equity Tier 1 ratio under Basel III, on a fully phased-in basis, was approximately 9.6% at December 31, 2013 based on management's interpretation of the final rules adopted by the FRB on July 2, 2013, which established a new comprehensive capital framework for U.S. banking organizations. The minimum required common equity Tier 1 ratio, including the capital conservation buffer, will gradually increase from 4.5% on January 1, 2015 to 7.0% on January 1, 2019. The following table presents the calculation of the Tier 1 common equity ratio under the U.S. Basel III guidelines:

Table 38
Basel III Capital Ratios (1)

	December 31, 2013 (Dollars in millions)
Tier 1 common equity under Basel I definition	$ 13,471
Net impact of differences between Basel I and Basel III definitions	98
Tier 1 common equity under Basel III definition	$ 13,569
Risk-weighted assets under Basel III definition	$ 141,962
Common equity Tier 1 ratio under Basel III	9.6 %

(1) Regulatory capital information is preliminary. The Basel III amounts and related common equity Tier 1 ratio reflects management's interpretation of the regulatory requirements on a fully phased-in basis and is subject to change.

Table 39
Quarterly Financial Summary—Unaudited

	2013				2012			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in millions, except per share data)							
Consolidated Summary of Operations:								
Interest income	$ 1,566	$ 1,639	$ 1,643	$ 1,659	$ 1,726	$ 1,720	$ 1,728	$ 1,743
Interest expense	204	222	228	237	250	237	266	307
Provision for credit losses	60	92	168	272	252	244	273	288
Securities gains (losses), net	5	-	23	23	—	(1)	(2)	(9)
Other noninterest income	980	905	1,023	978	1,020	964	968	880
Noninterest expense	1,456	1,471	1,496	1,414	1,488	1,529	1,426	1,385
Provision for income taxes (1)	243	450	221	481	207	177	191	189
Net income (1)	588	309	576	256	549	496	538	445
Noncontrolling interest	14	4	16	16	13	2	20	14
Preferred stock dividends	37	37	13	30	30	25	8	—
Net income available to common shareholders (1)	$ 537	$ 268	$ 547	$ 210	$ 506	$ 469	$ 510	$ 431
Basic EPS (1)	$ 0.76	$ 0.38	$ 0.78	$ 0.30	$ 0.72	$ 0.67	$ 0.73	$ 0.62
Diluted EPS (1)	$ 0.75	$ 0.37	$ 0.77	$ 0.29	$ 0.71	$ 0.66	$ 0.72	$ 0.61
Selected Average Balances:								
Assets	$ 179,534	$ 181,021	$ 182,508	$ 182,013	$ 182,807	$ 179,845	$ 177,383	$ 174,439
Securities, at amortized cost	37,022	36,547	36,719	36,801	36,383	35,260	37,114	36,589
Loans and leases (2)	117,001	118,265	117,852	116,981	117,103	115,609	111,760	110,403
Total earning assets	156,045	156,985	157,197	156,620	156,863	153,918	152,385	150,494
Deposits	125,906	127,948	129,983	130,437	131,762	128,695	125,348	124,606
Short-term borrowings	3,865	4,637	5,118	4,217	3,340	3,478	3,362	3,452
Long-term debt	20,756	19,447	18,287	18,690	18,689	19,682	22,544	21,720
Total interest-bearing liabilities	115,180	117,788	119,802	120,826	121,942	121,865	123,611	123,605
Shareholders' equity	22,305	22,139	21,789	21,315	21,188	20,125	18,737	17,829

(1) Results for the first and third quarters of 2013 include tax adjustments of $281 million and $235 million, respectively.
(2) Loans and leases are net of unearned income and include LHFS.

Fourth Quarter Results

Consolidated net income available to common shareholders for the fourth quarter of 2013 totaling $537 million was up 6.1% compared to $506 million earned during the same period in 2012. On a diluted per common share basis, earnings for the fourth quarter of 2013 were $0.75, up 5.6% compared to $0.71 for the same period in 2012. BB&T's results of operations for the fourth quarter of 2013 produced an annualized return on average assets of 1.30% and an annualized return on average common shareholders' equity of 10.85% compared to prior year ratios of 1.19% and 10.51%, respectively.

Total FTE revenues were $2.4 billion for the fourth quarter of 2013, down $151 million compared to the fourth quarter of 2012. The decrease in total revenues included a $116 million decline in FTE net interest income, primarily driven by lower yields on new loans and the sale of a consumer lending subsidiary during October 2013. NIM was 3.56%, down 28 basis points compared to the fourth quarter of 2012, which reflects covered loan run-off and lower yields on new loans and securities, partially offset by lower funding costs. Noninterest income decreased $35 million, primarily attributable to a $131 million decline in mortgage banking income, partially offset by a $31 million gain on the sale of a consumer lending subsidiary, a $22 million improvement in FDIC loss share income and other smaller increases.

Noninterest expense was $1.5 billion for the fourth quarter of 2013, a decrease of $32 million, or 2.2%, compared to the fourth quarter of 2012. The decrease in noninterest expense was primarily due to a $37 million decline in foreclosed property expense.

The provision for credit losses, excluding covered loans, for the fourth quarter of 2013 totaled $71 million, a decline of $185 million from the fourth quarter of 2012, as a result of continued improvement in credit quality. Net charge-offs, excluding covered loans, for the fourth quarter of 2013 were $154 million lower than the fourth quarter of 2012 reflecting improved credit quality. NPAs declined $483 million, or 31.4% compared to the fourth quarter of 2012.

The provision for income taxes was $243 million for the fourth quarter of 2013 compared to $207 million for the fourth quarter of 2012. The effective tax rate for the fourth quarter of 2013 was 29.2% compared to 27.4% for the prior year's fourth quarter. The increase in the effective tax rate was primarily due to higher levels of pre-tax earnings relative to permanent tax differences in 2013 compared to 2012.

Non-GAAP Information

Certain amounts have been presented that exclude the effect of the $516 million of adjustments for uncertain income tax positions that were recognized during 2013. BB&T believes these adjusted measures are meaningful as excluding the adjustments increases the comparability of certain period-to-period results. The following table reconciles these adjusted measures to their corresponding GAAP amount:

Table 40
Non-GAAP Reconciliations

Year Ended December 31, 2013	As Reported	Tax Adjustments	Excluding Tax Adjustments
	(Dollars in millions, except per share data)		
Net income available to common shareholders	$ 1,562	$ 516	$ 2,078
Weighted average number of diluted common shares (thousands)	714,363		714,363
Diluted EPS	$ 2.19		$ 2.91
Net income	$ 1,729	$ 516	$ 2,245
Average assets	181,262	296	181,558
Return on average assets	0.95 %		1.24 %
Net income available to common shareholders	$ 1,562	$ 516	$ 2,078
Average common shareholders' equity	19,397	296	19,693
Return on average common shareholders' equity	8.06 %		10.55 %
Income before income taxes	$ 3,124		$ 3,124
Provision for income taxes	1,395	$ (516)	879
Effective tax rate	44.7 %		28.1 %

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting and Evaluation of Disclosure Controls and Procedures

Management of BB&T is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. BB&T's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with the authorizations of BB&T's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), commonly referred to as the "COSO" criteria. Based on this evaluation under the COSO criteria, management concluded that the internal control over financial reporting was effective as of December 31, 2013.

As of the end of the period covered by this report, the management of the Company, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There was no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2013 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their accompanying report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BB&T Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of BB&T Corporation and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control—Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 26, 2014

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012
(Dollars in millions, except per share data, shares in thousands)

	2013	2012
Assets		
Cash and due from banks	$ 1,565	$ 1,975
Interest-bearing deposits with banks	452	942
Federal funds sold and securities purchased under resale agreements or similar arrangements	148	122
Restricted cash	422	750
Trading securities at fair value	381	497
AFS securities at fair value ($1,393 and $1,591 covered by FDIC loss share at December 31, 2013 and December 31, 2012, respectively)	22,104	25,137
HTM securities (fair value of $17,530 and $13,848 at December 31, 2013 and December 31, 2012, respectively)	18,101	13,594
LHFS at fair value	1,222	3,761
Loans and leases ($2,035 and $3,294 covered by FDIC loss share at December 31, 2013 and December 31, 2012, respectively)	115,917	114,603
ALLL	(1,732)	(2,018)
Loans and leases, net of ALLL	114,185	112,585
Premises and equipment	1,869	1,888
Goodwill	6,814	6,804
Core deposit and other intangible assets	569	673
Residential MSRs at fair value	1,047	627
Other assets ($163 and $297 of foreclosed property and other assets covered by FDIC loss share at December 31, 2013 and December 31, 2012, respectively)	14,131	15,144
Total assets	$ 183,010	$ 184,499
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing deposits	$ 34,972	$ 32,452
Interest-bearing deposits	92,503	100,623
Total deposits	127,475	133,075
Short-term borrowings	4,138	2,864
Long-term debt	21,493	19,114
Accounts payable and other liabilities	7,095	8,223
Total liabilities	160,201	163,276
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, $5 par, liquidation preference of $25,000 per share	2,603	2,116
Common stock, $5 par	3,533	3,499
Additional paid-in capital	6,172	5,973
Retained earnings	11,044	10,129
AOCI, net of deferred income taxes	(593)	(559)
Noncontrolling interests	50	65
Total shareholders' equity	22,809	21,223
Total liabilities and shareholders' equity	$ 183,010	$ 184,499
Common shares outstanding	706,620	699,728
Common shares authorized	2,000,000	2,000,000
Preferred shares outstanding	107	87
Preferred shares authorized	5,000	5,000

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2013, 2012 and 2011
(Dollars in millions, except per share data, shares in thousands)

	2013	2012	2011
Interest Income			
Interest and fees on loans and leases	$ 5,603	$ 5,980	$ 6,119
Interest and dividends on securities	871	907	747
Interest on other earning assets	33	30	19
Total interest income	6,507	6,917	6,885
Interest Expense			
Interest on deposits	301	429	610
Interest on short-term borrowings	6	7	11
Interest on long-term debt	584	624	757
Total interest expense	891	1,060	1,378
Net Interest Income	5,616	5,857	5,507
Provision for credit losses	592	1,057	1,190
Net Interest Income After Provision for Credit Losses	5,024	4,800	4,317
Noninterest Income			
Insurance income	1,517	1,359	1,044
Service charges on deposits	584	566	563
Mortgage banking income	565	840	436
Investment banking and brokerage fees and commissions	383	365	333
Bankcard fees and merchant discounts	256	236	204
Trust and investment advisory revenues	200	184	173
Checkcard fees	199	185	271
Income from bank-owned life insurance	113	116	122
FDIC loss share income, net	(293)	(318)	(289)
Other income	362	299	194
Securities gains (losses), net			
Realized gains (losses), net	51	(3)	174
OTTI charges	—	(5)	(22)
Non-credit portion recognized in OCI	—	(4)	(90)
Total securities gains (losses), net	51	(12)	62
Total noninterest income	3,937	3,820	3,113
Noninterest Expense			
Personnel expense	3,293	3,125	2,727
Occupancy and equipment expense	692	650	616
Loan-related expense	255	283	227
Professional services	189	156	174
Software expense	158	138	118
Regulatory charges	143	159	212
Amortization of intangibles	106	110	99
Foreclosed property expense	55	266	802
Merger-related and restructuring charges, net	46	68	16
Other expense	900	873	811
Total noninterest expense	5,837	5,828	5,802
Earnings			
Income before income taxes	3,124	2,792	1,628
Provision for income taxes	1,395	764	296
Net income	1,729	2,028	1,332
Noncontrolling interests	50	49	43
Dividends on preferred stock	117	63	—
Net income available to common shareholders	$ 1,562	$ 1,916	$ 1,289
EPS			
Basic	$ 2.22	$ 2.74	$ 1.85
Diluted	$ 2.19	$ 2.70	$ 1.83
Cash dividends declared	$ 0.92	$ 0.80	$ 0.65
Weighted Average Shares Outstanding			
Basic	703,042	698,739	696,532
Diluted	714,363	708,877	705,168

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2013, 2012 and 2011
(Dollars in millions)

	2013	2012	2011
Net Income	$ 1,729	$ 2,028	$ 1,332
OCI, Net of Tax:			
Change in unrecognized pension and postretirement amounts	411	(111)	(235)
Change in unrecognized gains (losses) on cash flow hedges	175	(14)	(112)
Unrealized net holding gains (losses) arising during the period on AFS securities	(640)	327	437
Change in amounts attributable to the FDIC under loss share agreements	21	(61)	(19)
Other, net	(1)	13	(37)
Total OCI	(34)	154	34
Total comprehensive income	$ 1,695	$ 2,182	$ 1,366
Income Tax Effect of Items Included in OCI:			
Change in unrecognized pension and postretirement amounts	$ 252	$ (70)	$ (143)
Change in unrecognized gains (losses) on cash flow hedges	106	(9)	(67)
Unrealized net holding gains (losses) arising during the period on AFS securities	(384)	200	261
Change in amounts attributable to the FDIC under loss share agreements	14	(38)	(11)
Other, net	2	6	(21)

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2013, 2012 and 2011
(Dollars in millions, except per share data, shares in thousands)

	Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	AOCI	Noncontrolling Interests	Total Shareholders' Equity
Balance, January 1, 2011	694,381	$ —	$ 3,472	$ 5,776	$ 7,935	$ (747)	$ 62	$ 16,498
Add (Deduct):								
Net income	—	—	—	—	1,289	—	43	1,332
Net change in OCI	—	—	—	—	—	34	—	34
Stock transactions:								
In purchase acquisitions	26	—	—	1	—	—	—	1
In connection with equity awards	1,963	—	10	(9)	—	—	—	1
Shares repurchased in connection with equity awards	(651)	—	(3)	(15)	—	—	—	(18)
In connection with dividend reinvestment plan	586	—	3	13	—	—	—	16
In connection with 401(k) plan	838	—	4	19	—	—	—	23
Cash dividends declared on common stock	—	—	—	—	(453)	—	—	(453)
Equity-based compensation expense	—	—	—	98	—	—	—	98
Other, net	—	—	—	(10)	1	—	(43)	(52)
Balance, December 31, 2011	697,143	$ —	$ 3,486	$ 5,873	$ 8,772	$ (713)	$ 62	$ 17,480
Add (Deduct):								
Net income	—	—	—	—	1,979	—	49	2,028
Net change in OCI	—	—	—	—	—	154	—	154
Stock transactions:								
In purchase acquisitions	28	—	—	1	—	—	—	1
In connection with equity awards	3,147	—	16	17	—	—	—	33
Shares repurchased in connection with equity awards	(590)	—	(3)	(15)	—	—	—	(18)
In connection with preferred stock offerings	—	2,116	—	—	—	—	—	2,116
Cash dividends declared on common stock	—	—	—	—	(559)	—	—	(559)
Cash dividends declared on preferred stock	—	—	—	—	(63)	—	—	(63)
Equity-based compensation expense	—	—	—	97	—	—	—	97
Other, net	—	—	—	—	—	—	(46)	(46)
Balance, December 31, 2012	699,728	$ 2,116	$ 3,499	$ 5,973	$ 10,129	$ (559)	$ 65	$ 21,223
Add (Deduct):								
Net income	—	—	—	—	1,679	—	50	1,729
Net change in OCI	—	—	—	—	—	(34)	—	(34)
Stock transactions:								
In connection with equity awards	6,257	—	31	74	—	—	—	105
Shares repurchased in connection with equity awards	(879)	—	(4)	(23)	—	—	—	(27)
In connection with dividend reinvestment plan	656	—	3	19	—	—	—	22
In connection with 401(k) plan	858	—	4	25	—	—	—	29
In connection with preferred stock offering	—	487	—	—	—	—	—	487
Cash dividends declared on common stock	—	—	—	—	(647)	—	—	(647)
Cash dividends declared on preferred stock	—	—	—	—	(117)	—	—	(117)
Equity-based compensation expense	—	—	—	96	—	—	—	96
Other, net	—	—	—	8	—	—	(65)	(57)
Balance, December 31, 2013	706,620	$ 2,603	$ 3,533	$ 6,172	$ 11,044	$ (593)	$ 50	$ 22,809

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013, 2012 and 2011
(Dollars in millions)

	2013	2012	2011
Cash Flows From Operating Activities:			
Net income	$ 1,729	$ 2,028	$ 1,332
Adjustments to reconcile net income to net cash from operating activities:			
Provision for credit losses	592	1,057	1,190
Adjustment to income tax provision	516	—	—
Depreciation	315	281	264
Amortization of intangibles	106	110	99
Deferred tax expense	288	419	185
Equity-based compensation	96	97	98
(Gain) loss on securities, net	(51)	12	(62)
Net write-downs/losses on foreclosed property	28	168	655
Net change in operating assets and liabilities:			
LHFS	2,445	(433)	(583)
FDIC loss share receivable/payable	365	590	869
Other assets	(273)	(800)	(240)
Accounts payable and other liabilities	(812)	346	572
Other, net	(5)	(161)	(103)
Net cash from operating activities	5,339	3,714	4,276
Cash Flows From Investing Activities:			
Proceeds from sales of AFS securities	2,209	303	4,006
Proceeds from maturities, calls and paydowns of AFS securities	6,214	4,396	3,271
Purchases of AFS securities	(6,463)	(7,026)	(13,926)
Proceeds from maturities, calls and paydowns of HTM securities	2,863	5,536	1,828
Purchases of HTM securities	(7,399)	(5,055)	(7,578)
Originations and purchases of loans and leases, net of principal collected	(3,077)	(6,651)	(6,240)
Net cash from divestitures	522	—	—
Net cash from business combinations	(6)	675	(86)
Proceeds from sales of foreclosed property	394	799	1,017
Other, net	503	(24)	(299)
Net cash from investing activities	(4,240)	(7,047)	(18,007)
Cash Flows From Financing Activities:			
Net change in deposits	(5,600)	4,676	17,799
Net change in short-term borrowings	1,274	(702)	(2,107)
Proceeds from issuance of long-term debt	4,164	2,327	2,010
Repayment of long-term debt	(1,634)	(5,112)	(2,190)
Net proceeds from preferred stock issued	487	2,116	—
Cash dividends paid on common stock	(765)	(531)	(446)
Cash dividends paid on preferred stock	(147)	(33)	—
Other, net	248	55	154
Net cash from financing activities	(1,973)	2,796	15,220
Net Change in Cash and Cash Equivalents	(874)	(537)	1,489
Cash and Cash Equivalents at Beginning of Period	3,039	3,576	2,087
Cash and Cash Equivalents at End of Period	$ 2,165	$ 3,039	$ 3,576
Supplemental Disclosure of Cash Flow Information:			
Cash paid (received) during the period for:			
Interest	$ 918	$ 1,120	$ 1,404
Income taxes	677	347	(82)
Noncash investing and financing activities:			
Transfer of AFS securities to HTM securities	—	1	8,341
Transfers of loans to foreclosed assets	609	770	1,359
Transfers of loans held for investment to LHFS	—	—	226

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

General

See the Glossary of Defined Terms at the beginning of this Report for terms used throughout the consolidated financial statements and related notes of this Form 10-K.

The accounting and reporting policies are in accordance with GAAP. Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. The following is a summary of the more significant accounting policies.

Nature of Operations

BB&T is an FHC organized under the laws of North Carolina. BB&T conducts operations through a bank subsidiary, Branch Bank, and its nonbank subsidiaries. Branch Bank has offices in North Carolina, Virginia, Florida, Georgia, Maryland, South Carolina, West Virginia, Kentucky, Alabama, Tennessee, Texas, Washington DC and Indiana. BB&T provides a wide range of banking services to individuals, businesses and municipalities. BB&T offers a variety of loans and lease financing to individuals and entities primarily within BB&T's geographic footprint, including insurance premium financing; permanent CRE financing arrangements; loan servicing for third-party investors; direct consumer finance loans to individuals; credit card lending; automobile financing; factoring and equipment financing. BB&T also markets a wide range of other services, including deposits; discount and full service brokerage, annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis and through a wholesale insurance brokerage operation; trust and retirement services; comprehensive wealth advisory services; asset management and capital markets services.

Principles of Consolidation

The consolidated financial statements include the accounts of BB&T Corporation and those subsidiaries that are majority owned by BB&T and over which BB&T exercises control. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included only from the dates of acquisition. All material wholly-owned and majority-owned subsidiaries are consolidated unless GAAP requires otherwise.

BB&T holds investments in certain legal entities that are considered VIEs. VIEs are legal entities in which equity investors do not have sufficient equity at risk for the entity to independently finance its activities, or as a group, the holders of the equity investment at risk lack the power through voting or similar rights to direct the activities of the entity that most significantly impact its economic performance, or do not have the obligation to absorb the expected losses of the entity or the right to receive expected residual returns of the entity. Consolidation of a VIE is required if a reporting entity is the primary beneficiary of the VIE.

BB&T evaluates its investments in VIEs to determine if BB&T is the primary beneficiary. This evaluation gives appropriate consideration to the design of the entity and the variability that the entity was designed to pass along, the relative power of each party, and to BB&T's relative obligation to absorb losses or receive residual returns of the entity, in relation to such obligations and rights held by each party. BB&T holds a variable interest in its Tender Option Bond program trusts, which allow for tax-advantaged financing of certain debt instruments issued by tax-exempt entities. As of December 31, 2013, BB&T was considered the primary beneficiary of the Tender Option Bond program trusts, resulting in the consolidation of approximately $2.0 billion of assets and $1.9 billion of liabilities. BB&T also has variable interests in certain entities that were not required to be consolidated, including affordable housing partnership interests, historic tax credit partnerships, and other partnership interests. Refer to Note 14 "Commitments and Contingencies" for additional disclosures regarding BB&T's significant VIEs.

BB&T accounts for unconsolidated partnerships and similar investments using the equity method of accounting. BB&T also has investments in, and future funding commitments to, private equity investments.

BB&T has noncontrolling interests in certain entities for which the Company records its portion of income or loss in other noninterest income in the Consolidated Statements of Income. These investments are periodically evaluated for impairment.

Reclassifications

During 2013, the Company revised its prior practice of offsetting amounts due to and from the FDIC under the loss sharing agreements such that the amounts related to securities and the aggregate loss calculation are now reported in Accounts payable and other liabilities on the Consolidated Balance Sheets. In certain instances, other amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no effect on previously reported cash flows, shareholders' equity or net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include the determination of the ACL, determination of fair value for financial instruments, valuation of goodwill, intangible assets and other purchase accounting related adjustments, benefit plan obligations and expenses, and tax assets, liabilities and expense.

Business Combinations

BB&T accounts for all business combinations using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill.

BB&T typically issues common stock and/or pays cash for an acquisition, depending on the terms of the acquisition agreement. The value of common shares issued is determined based upon the market price of the stock as of the closing of the acquisition.

BB&T may issue options to purchase shares of its common stock in exchange for options to purchase shares of the acquired entities that are outstanding at the time the merger is completed. To the extent vested, the options are considered to be part of the purchase price paid. There is no change in the aggregate intrinsic value of the options issued compared to the intrinsic value of the options held immediately before the exchange, nor does the ratio of the exercise price per option to the market value per share change.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks, Federal funds sold and securities purchased under resale agreements or similar arrangements. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value.

Restricted Cash

Restricted cash represents amounts posted as collateral for derivatives in a loss position.

Securities

BB&T classifies marketable investment securities as HTM, AFS or trading. Interest income and dividends on securities are recognized in income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the interest method.

Debt securities are classified as HTM where BB&T has both the intent and ability to hold the securities to maturity. These securities are reported at amortized cost.

Debt securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions, are classified as AFS. AFS securities are reported at estimated fair value, with unrealized gains and losses reported in AOCI, net of deferred income taxes, in the shareholders' equity section of the Consolidated Balance Sheets. Gains or losses realized from the sale of AFS securities are determined by specific identification and are included in noninterest income.

Each HTM and AFS security in a loss position is evaluated for OTTI. BB&T considers such factors as the length of time and the extent to which the market value has been below amortized cost, long term expectations and recent experience regarding principal and interest payments, BB&T's intent to sell and whether it is more likely than not that the Company would be required to sell those securities before the anticipated recovery of the amortized cost basis. The credit component of an OTTI loss is recognized in earnings and the non-credit component is recognized in AOCI in situations where BB&T does not intend to sell the security and it is more-likely-than-not that BB&T will not be required to sell the security prior to recovery. Subsequent to recognition of OTTI, an increase in expected cash flows is recognized as a yield adjustment over the remaining expected life of the security based on an evaluation of the nature of the increase.

Trading account securities, which include both debt and equity securities, are reported at fair value. Unrealized market value adjustments, fees, and realized gains or losses from trading account activities (determined by specific identification) are included in noninterest income. Interest income on trading account securities is included in interest on other earning assets.

LHFS

BB&T accounts for new originations of prime residential and commercial mortgage LHFS at fair value. BB&T accounts for the derivatives used to economically hedge the LHFS at fair value. The fair value of LHFS is primarily based on quoted market prices for securities collateralized by similar types of loans. Direct loan origination fees and costs related to LHFS are not capitalized and are recorded as mortgage banking income in the case of the direct loan origination fees and primarily personnel expense in the case of the direct loan origination costs. Gains and losses on sales of mortgage loans are included in mortgage banking income. Gains and losses on sales of commercial LHFS are included in other noninterest income.

Loans and Leases

The Company's accounting methods for loans differ depending on whether the loans are originated or acquired, and if acquired, whether or not the acquired loans reflect credit deterioration since the date of origination such that it is probable at the date of acquisition that BB&T will be unable to collect all contractually required payments.

Originated Loans and Leases

Loans and leases that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any unearned income, charge-offs, and unamortized fees and costs. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods that approximate the interest method.

BB&T classifies loans and leases as past due when the payment of principal and interest based upon contractual terms is greater than 30 days delinquent or if one payment is past due. When commercial loans are placed on nonaccrual status as described below, a charge-off is recorded, as applicable, to decrease the carrying value of such loans to the estimated recoverable amount. Consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. As such, consumer loans are subject to collateral valuation and charge-off, as applicable, when they are moved to nonaccrual status as described below.

Purchased Loans

Purchased loans are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an ALLL is not recorded at the acquisition date.

Acquired loans are evaluated upon acquisition and classified as either purchased impaired or purchased non-impaired. Purchased impaired loans reflect credit deterioration since origination such that it is probable at acquisition that BB&T will be unable to collect all contractually required payments. For purchased impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized prospectively as interest income. Decreases in expected cash flows after the acquisition date are recognized by recording an ALLL. For purchased non-impaired loans, the difference between the fair value and UPB of the loan at the acquisition date is amortized or accreted to interest income over the estimated life of the loans using a method that approximates the interest method.

Based on the characteristics of loans acquired in a FDIC-assisted transaction and the impact of associated loss sharing arrangements, BB&T determined that it was appropriate to apply the expected cash flows approach described above to all loans acquired in such transactions.

TDRs

Modifications to a borrower's debt agreement are considered TDRs if a concession is granted for economic or legal reasons related to a borrower's financial difficulties that otherwise would not be considered. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in certain limited circumstances forgiveness of principal or interest. Modifications of covered loans that are part of a pool accounted for as a single asset are not considered TDRs. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, BB&T typically classifies these TDRs as nonaccrual.

In connection with commercial TDRs, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower's current capacity to pay, which among other things may include a review of the borrower's current financial statements, an analysis of cash flow available to pay debt obligations, and an evaluation of secondary sources of payment from the client and any guarantors. This evaluation also includes an evaluation of the borrower's current willingness to pay, which may include a review of past payment history, an evaluation of the borrower's willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower's future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest and trends indicating improving profitability and collectability of receivables.

The evaluation of mortgage and consumer loans includes an evaluation of the client's debt to income ratio, credit report, property value, loan vintage, and certain other client-specific factors that impact their ability to make timely principal and interest payments on the loan.

Nonaccrual commercial TDRs may be returned to accrual status based on a current, well-documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower's sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the TDR may be taken into account. In connection with retail TDRs, a NPL will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months).

NPAs

NPAs include NPLs and foreclosed property. Foreclosed property consists of real estate and other assets acquired as a result of customers' loan defaults. BB&T's policies for placing loans on nonaccrual status conform to guidelines prescribed by bank regulatory authorities. The majority of commercial loans and leases are placed on nonaccrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. Other lending subsidiaries' loans, which includes both consumer and commercial loans, are placed on nonaccrual status generally when principal and interest becomes 90 days past due. Direct retail, mortgage and sales finance loans are placed on nonaccrual status at varying intervals, based on the type of product, generally when principal and interest becomes between 90 days and 180 days past due. Revolving credit loans are not placed on nonaccrual but are charged off after they become 150 days past due, with unpaid fees and finance charges reversed against interest income. Covered loans are considered to be performing due to the application of the expected cash flows method.

Certain loans past due 90 days or more may remain on accrual status if management determines that it does not have concern over the collectability of principal and interest. Generally, when loans are placed on nonaccrual status, accrued interest receivable is reversed against interest income in the current period. Interest payments received thereafter are applied as a reduction to the remaining principal balance as long as concern exists as to the ultimate collection of the principal. Nonaccrual mortgage loans are accounted for using the cash basis. Loans and leases are generally removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectability of principal and interest.

Assets acquired as a result of foreclosure are subsequently carried at the lower of cost or net realizable value. Net realizable value equals fair value less estimated selling costs. Any excess of cost over net realizable value at the time of foreclosure is charged to the ALLL. NPAs are subject to periodic revaluations of the collateral underlying impaired loans and foreclosed real estate. The periodic revaluations are generally based on the appraised value of the property and may include additional liquidity adjustments based upon the expected retention period. BB&T's policies require that valuations be updated at least annually and that upon foreclosure, the valuation must not be more than six months old, otherwise an updated appraisal is required. Routine maintenance costs, other costs of ownership, subsequent declines in market value and net losses on disposal are included in foreclosed property expense.

ACL

The ACL includes the ALLL and the RUFC. The ACL represents management's best estimate of probable credit losses inherent in the loan and lease portfolios and off-balance sheet lending commitments at the balance sheet date. The Company determines the ACL based on an ongoing evaluation. This evaluation is inherently subjective because it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates are susceptible to significant change. Changes to the ACL are made by charges to the provision for credit losses, which is reflected in the Consolidated Statements of Income. Loans or lease balances deemed to be uncollectible are charged off against the ALLL. Recoveries of amounts previously charged off are credited to the ALLL. The methodology used to determine the RUFC is inherently similar to that used to determine the collectively evaluated component of the ALLL, adjusted for factors specific to binding commitments, including the probability of funding and exposure at default. While management uses the best information available to establish the ACL, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in computing the ACL or, if required by regulators, based upon information available to them at the time of their examinations.

Accounting standards require the presentation of certain disclosure information at the portfolio segment level, which represents the level at which an entity develops and documents a systematic methodology to determine its ACL. BB&T concluded that its loan and lease portfolio consists of three portfolio segments; commercial, retail and covered. The commercial portfolio segment includes CRE, commercial and industrial and other loans originated by certain other lending subsidiaries, and was identified based on the risk-based approach used to estimate the ALLL for the vast majority of these loans. The retail portfolio segment includes direct retail lending, revolving credit, residential mortgage, sales finance and other loans originated by certain retail-oriented subsidiaries, and was identified based on the delinquency-based approach used to estimate the ALLL. The covered portfolio segment was identified based on the expected cash flows approach used to estimate the ALLL related to acquired loans subsequent to December 31, 2008.

A portion of the ALLL may not be allocated to any specific category of loans. Any unallocated portion of the ALLL reflects management's best estimate of the elements of imprecision and estimation risk inherent in the calculation of the overall ALLL. During 2013, BB&T incorporated these elements into the ALLL determination for each loan category such that there is not an unallocated ALLL as of December 31, 2013.

The entire amount of the ACL is available to absorb losses on any loan category or lending-related commitment.

The following provides a description of accounting policies and methodologies related to each of the portfolio segments:

Commercial

The vast majority of loans in the commercial lending portfolio are assigned risk ratings based on an assessment of conditions that affect the borrower's ability to meet contractual obligations under the loan agreement. This process includes reviewing borrowers' financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. Risk ratings are reviewed on an annual basis for all credit relationships with total credit exposure of $1 million or more, or at any point management becomes aware of information affecting the borrowers' ability to fulfill their obligations.

Risk Rating	Description
Pass	Loans not considered to be problem credits
Special Mention	Loans that have a potential weakness deserving management's close attention
Substandard	Loans for which a well-defined weakness has been identified that may put full collection of contractual cash flows at risk

For commercial clients with total credit exposure less than $1 million, BB&T has developed an automated loan review system to identify and proactively manage accounts with a higher risk of loss. The "score" produced by this automated system is updated monthly.

On a quarterly basis, BB&T reviewed all commercial lending relationships with outstanding debt of $5 million or more that were classified as substandard or doubtful. During the first quarter of 2014, this process was revised such that any obligor with an outstanding balance of $3 million or more will be reviewed. While this review is largely focused on the borrower's ability to repay the loan, BB&T also considers the capacity and willingness of a loan's guarantors to support the debt service on the loan as a secondary source of repayment. When a guarantor exhibits the documented capacity and willingness to support the loan, BB&T may consider extending the loan maturity and/or temporarily deferring principal payments if the ultimate collection of both principal and interest is not in question. In these cases, BB&T may not deem the loan to be impaired due to the documented capacity and willingness of the guarantor to repay the loan. Loans are considered impaired when the borrower (or guarantor in certain circumstances) does not have the cash flow capacity or willingness to service the debt according to contractual terms, or it does not appear reasonable to assume that the borrower will continue to pay according to the contractual agreement. BB&T establishes a specific reserve for each loan that has been deemed impaired based on the criteria outlined above. The amount of the reserve is based on the present value of expected cash flows discounted at the loan's effective interest rate and/or the value of collateral, net of costs to sell. BB&T has also established a review process related to TDRs and other impaired loans that are in commercial lending relationships with outstanding debt of less than $5 million at the balance sheet date. In connection with this process, BB&T establishes reserves related to these loans that are calculated using an expected cash flow approach. These discounted cash flow analyses incorporate adjustments to future cash flows that reflect management's best estimate of the default risk related to TDRs based on a combination of historical experience and management judgment.

BB&T also maintains reserves for collective impairment that reflect an estimate of losses related to non-impaired commercial loans as of the balance sheet date. Embedded loss estimates for BB&T's commercial loan portfolio are based on estimated migration rates, which are estimated based on historical experience, and current risk mix as indicated by the risk grading process described above. Embedded loss estimates may be adjusted to reflect current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio, and significant policy and underwriting changes.

Retail

The majority of the ALLL related to the retail lending portfolio is calculated on a collective basis using delinquency status, which is the primary factor considered in determining whether a retail loan should be classified as nonaccrual. Embedded loss estimates for BB&T's retail lending portfolio are based on estimated migration rates that are developed based on historical experience, and current risk mix as indicated by prevailing delinquency rates. These estimates may be adjusted to reflect current economic conditions and current portfolio trends. The remaining portion of the ALLL related to the retail lending portfolio relates to loans that have been deemed impaired based on their classification as a TDR at the balance sheet date. BB&T establishes specific reserves related to these TDRs using an expected cash flow approach. The ALLL for retail TDRs is based on discounted cash flow analyses that incorporate adjustments to future cash flows that reflect management's best estimate of the default risk related to TDRs based on a combination of historical experience and management judgment.

Acquired Loans

Purchased impaired loans and all loans acquired in an FDIC-assisted transaction are typically aggregated into loan pools based upon common risk characteristics. The ALLL for each loan pool is based on an analysis that is performed each period to estimate the expected cash flows. To the extent that the expected cash flows of a loan pool have decreased since the acquisition date, BB&T establishes an ALLL. For non-FDIC assisted purchased non-impaired loans, BB&T uses an approach consistent with that described above for originated loans and leases.

Covered Assets and Related FDIC Loss Share Receivable/Payable

Assets subject to loss sharing agreements with the FDIC are labeled "covered" and include certain loans, securities and other assets. The FDIC loss share receivable includes net reimbursements expected to be received from the FDIC for covered loans and is included in Other assets on the Consolidated Balance Sheets. The amounts expected to be paid to the FDIC for covered securities and the aggregate loss calculation are included in Accounts payable and other liabilities.

The FDIC's obligation to reimburse Branch Bank for losses with respect to covered assets begins with the first dollar of loss incurred. The terms of the loss sharing agreement with respect to certain non-agency MBS provides that Branch Bank will be reimbursed by the FDIC for 95% of any and all losses. All other covered assets are subject to a stated threshold of $5 billion that provides for the FDIC to reimburse Branch Bank for (1) 80% of losses incurred up to $5 billion and (2) 95% of losses in excess of $5 billion. Gains and recoveries on covered assets will offset losses, or be paid to the FDIC, at the applicable loss share percentage at the time of recovery. The loss sharing agreement applicable to single family residential mortgage loans expires in 2019, and provides for FDIC loss sharing and Branch Bank reimbursement to the FDIC. The loss sharing agreement applicable to commercial loans and other covered assets expires in the third quarter of 2014; however, Branch Bank must reimburse the FDIC for realized gains and recoveries through August 2017. At the conclusion of the loss share period, should actual aggregate losses, excluding securities, be less than an amount determined in accordance with these agreements, BB&T will pay the FDIC a portion of the difference.

The income statement effect of the changes in the FDIC loss share receivable/payable includes the accretion due to discounting and changes in expected net reimbursements. Decreases in expected net reimbursements, including the amounts expected to be paid to the FDIC as a result of the aggregate loss calculation, are recognized in income prospectively over the term of the loss share agreements consistent with the approach taken to recognize increases in cash flows on covered loans. Increases in expected reimbursements are recognized in income in the same period that the ALLL for the related loans is recognized.

Premises and Equipment

Premises, equipment, capital leases and leasehold improvements are stated at cost less accumulated depreciation and amortization. Land is stated at cost. In addition, purchased software and costs of computer software developed for internal use are capitalized provided certain criteria are met. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements. Capitalized leases are amortized using the same methods as premises and equipment over the estimated useful lives or lease terms, whichever is less. Obligations under capital leases are amortized using the interest method to allocate payments between principal reduction and interest expense. Rent expense and rental income on operating leases is recorded using the straight-line method over the appropriate lease terms.

Short-Term Borrowings

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under repurchase agreements are borrowings collateralized primarily by securities of the U.S. government or its agencies and generally have maturities ranging from 1 day to 36 months. The terms of repurchase agreements may require BB&T to provide additional collateral if the fair value of the securities underlying the borrowings declines during the term of the agreement. Master notes are unsecured, non-negotiable obligations of BB&T (variable rate commercial paper) that mature in 270 days or less. Other short-term borrowed funds include unsecured bank notes that mature in less than one year and bank obligations with a seven day put option that are collateralized by municipal securities. These amounts are reflected as short-term borrowings on the Consolidated Balance Sheets and are recorded based on the amount of cash received in connection with the borrowing.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

Derivative Financial Instruments

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest rate swaps, caps, floors, collars, financial forwards and futures contracts, swaptions, when-issued securities, foreign exchange contracts and options written and purchased. BB&T uses derivatives primarily to manage economic risk related to securities, commercial loans, MSRs and mortgage banking operations, long-term debt and other funding sources. BB&T also uses derivatives to facilitate transactions on behalf of its clients. The fair value of derivatives in a gain or loss position is included in other assets or liabilities, respectively, on the Consolidated Balance Sheets. Cash collateral posted for derivative instruments in a loss position is included in restricted cash on the Consolidated Balance Sheets.

BB&T classifies its derivative financial instruments as either (1) a hedge of an exposure to changes in the fair value of a recorded asset or liability ("fair value hedge"), (2) a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge"), (3) a hedge of a net investment in a subsidiary, or (4) derivatives not designated as hedges. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings. BB&T has master netting agreements with the derivatives dealers with which it does business, but BB&T presents gross assets and liabilities on the Consolidated Balance Sheets.

BB&T uses the long-haul method to assess hedge effectiveness. BB&T documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. This analysis includes techniques such as regression analysis and hypothetical derivatives to demonstrate that the hedge has been, and is expected to be, highly effective in off-setting corresponding changes in the fair value or cash flows of the hedged item. For cash flow hedges involving interest rate caps and collars, this analysis also includes consideration of whether critical terms match, the strike price of the hedging option matches the specified level beyond (or within) which the entity's exposure is being hedged, the hedging instrument's inflows (outflows) at its maturity date completely offset the change in the hedged transaction's cash flows for the risk being hedged and the hedging instrument can be exercised only on its contractual maturity date. For a qualifying fair value hedge, changes in the value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged. For a qualifying cash flow hedge, the portion of changes in the fair value of the derivatives that have been highly effective are recognized in OCI until the related cash flows from the hedged item are recognized in earnings. For qualifying cash flow hedges involving interest rate caps and collars, the initial fair value of the premium paid is allocated and recognized in the same future period that the hedged forecasted transaction impacts earnings.

For either fair value hedges or cash flow hedges, ineffectiveness may be recognized to the extent that changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the hedge ceases to be highly effective, BB&T discontinues hedge accounting and recognizes the changes in fair value in current period earnings. If a derivative that qualifies as a fair value or cash flow hedge is terminated or the designation removed, the realized or then unrealized gain or loss is recognized into income over the life of the hedged item (fair value hedge) or period in which the hedged item affects earnings (cash flow hedge). Immediate recognition in earnings is required upon sale or extinguishment of the hedged item (fair value hedge) or if it is probable that the hedged cash flows will not occur (cash flow hedge).

Derivatives used to manage economic risk not designated as hedges primarily represent economic risk management instruments of MSRs and mortgage banking operations, with gains or losses included in mortgage banking income. In connection with its mortgage banking activities, BB&T enters into loan commitments to fund residential mortgage loans at specified rates and for specified periods of time. To the extent that BB&T's interest rate lock commitments relate to loans that will be held for sale upon funding, they are also accounted for as derivatives, with gains or losses included in mortgage banking income. Gains and losses on other derivatives used to manage economic risk are primarily associated with client derivative activity and are included in other income.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. BB&T allocates goodwill to the reporting unit(s) that receives significant benefits from the acquisition. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. BB&T measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the reporting unit operates. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, BB&T would recognize impairment for the excess of carrying value over fair value.

CDI and other intangible assets include premiums paid for acquisitions of core deposits and other identifiable intangible assets. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received.

Loan Securitizations

BB&T enters into loan securitization transactions related to most of its fixed-rate commercial and conforming residential mortgage loan originations. In connection with these transactions, loans are converted into MBS issued primarily by FHLMC, FNMA and GNMA, and are subsequently sold to third party investors. BB&T records loan securitizations as a sale when the transferred loans are legally isolated from BB&T's creditors and the other accounting criteria for a sale are met. Gains or losses recorded on loan securitizations are based in part on the net carrying amount of the loans sold, which is allocated between the loans sold and retained interests based on their relative fair values at the date of sale. BB&T generally retains the mortgage servicing on loans sold. Since quoted market prices are not typically available, BB&T estimates the fair value of these retained interests using modeling techniques to determine the net present value of expected future cash flows. Such models incorporate management's best estimates of key variables, such as prepayment speeds, servicing costs and discount rates that would be used by market participants based on the risks involved.

MSRs

BB&T has two primary classes of MSRs for which it separately manages the economic risks: residential and commercial. Residential MSRs are recorded on the Consolidated Balance Sheets primarily at fair value with changes in fair value recorded as a component of mortgage banking income. Commercial MSRs are recorded as other assets on the Consolidated Balance Sheets at the lower of cost or market and are amortized in proportion to, and over the estimated period, that net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections. BB&T periodically evaluates its commercial MSRs for impairment.

Equity-Based Compensation

BB&T maintains various equity-based compensation plans that provide for the granting of stock options (incentive and nonqualified), stock appreciation rights, restricted stock, RSUs, performance units and performance shares to selected employees and directors. BB&T values share-based awards at the grant date fair value and recognizes the expense over the requisite service period taking into account retirement eligibility.

Pension and Postretirement Benefit Obligations

BB&T offers various pension plans and postretirement benefit plans to employees. Calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions. The discount rate assumption used to measure the postretirement benefit obligations is set by reference to a high quality corporate bond yield curve and the individual characteristics of the plan such as projected cash flow patterns and payment durations. The expected long-term rate of return on assets is based on the expected returns for each major asset class in which the plan invests, adjusted for the weight of each asset class in the target mix.

Insurance Income

Insurance commission revenue is generally recognized at the later of the billing date or the effective date of the related insurance policies. Insurance premiums from underwriting activities are recognized as income over the policy term. The portion of premiums that will be earned in the future is deferred and included in other liabilities in the Consolidated Balance Sheets.

Segments

Segment results are presented based on internal management accounting policies that were designed to support BB&T's strategic objectives. The Other, Treasury and Corporate segment includes financial data from subsidiaries below the quantitative and qualitative thresholds requiring disclosure. Refer to Note 20 "Operating Segments" for additional disclosures regarding BB&T's segments.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

In January 2014, the FASB issued new guidance related to *Troubled Debt Restructurings*, which clarifies the timing of when an in substance repossession or foreclosure of collateralized residential real property is deemed to have occurred. The guidance also requires new disclosures related to the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This guidance is effective for interim and annual reporting periods beginning after December 15, 2014. The adoption of this guidance is not expected to be material to the consolidated financial position, results of operations or cash flows.

In January 2014, the FASB issued new guidance related to *Investments in Qualified Affordable Housing Projects*. The new guidance allows an entity, provided certain criteria are met, to elect the proportional amortization method to account for these investments. The proportional amortization method allows an entity to amortize the initial cost of the investment in proportion to the amount of tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of the provision for income taxes. This guidance is effective for interim and annual reporting periods beginning after December 15, 2014. BB&T is currently evaluating this guidance to determine the impact on its consolidated financial position, results of operations and cash flows.

In June 2013, the FASB issued new guidance related to *Investment Companies*. The new guidance amends the criteria for an entity to qualify as an investment company and requires an investment company to measure all of its investments at fair value. This guidance is effective for interim and annual reporting periods beginning after December 15, 2013. The adoption of this guidance was not material to the consolidated financial position, results of operations or cash flows.

Effective January 1, 2013, the Company adopted new guidance impacting the presentation of certain items on the *Balance Sheet*. The new guidance requires an entity to disclose both gross and net information about derivatives, repurchase agreements and securities borrowing and lending transactions that have a right of setoff or are subject to an enforceable master netting arrangement or similar agreement. The adoption of this guidance did not impact the consolidated financial position, results of operations or cash flows. The new disclosures required by this guidance for derivatives are included in Note 18 "Derivative Financial Instruments" to these consolidated financial statements. The adoption of this guidance did not impact our disclosures of repurchase agreements and securities borrowing and lending transactions as the balances and volume of transactions are not material.

Effective January 1, 2013, the Company adopted new guidance on *Business Combinations*. The new guidance clarifies that when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. BB&T has previously accounted for its indemnification asset in accordance with this guidance; accordingly, the adoption of this guidance had no impact on the consolidated financial position, results of operations or cash flows.

Effective January 1, 2013, the Company adopted new guidance impacting *Comprehensive Income* that requires a reporting entity to present significant amounts reclassified out of AOCI by the respective line items of net income. The adoption of this guidance did not impact the consolidated financial position, results of operations or cash flows. The new disclosures required by this guidance are included in Note 11 "AOCI" to these consolidated financial statements.

NOTE 2. Securities

December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in millions)		
AFS securities:				
U.S. Treasury	$ 595	$ —	$ —	$ 595
MBS issued by GSE	18,397	78	546	17,929
States and political subdivisions	1,877	65	91	1,851
Non-agency MBS	264	27	—	291
Other	46	—	1	45
Covered	989	404	—	1,393
Total AFS securities	$ 22,168	$ 574	$ 638	$ 22,104
HTM securities:				
U.S. Treasury	$ 392	$ —	$ 8	$ 384
GSE	5,603	2	397	5,208
MBS issued by GSE	11,636	38	220	11,454
States and political subdivisions	33	2	—	35
Other	437	12	—	449
Total HTM securities	$ 18,101	$ 54	$ 625	$ 17,530

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in millions)		
AFS securities:				
U.S. Treasury	$ 281	$ —	$ —	$ 281
GSE	9	—	—	9
MBS issued by GSE	20,482	466	18	20,930
States and political subdivisions	1,948	153	90	2,011
Non-agency MBS	307	16	11	312
Other	3	—	—	3
Covered securities	1,147	444	—	1,591
Total AFS securities	$ 24,177	$ 1,079	$ 119	$ 25,137
HTM securities:				
GSE	$ 3,808	$ 17	$ 1	$ 3,824
MBS issued by GSE	9,273	238	1	9,510
States and political subdivisions	34	1	1	34
Other	479	4	3	480
Total HTM securities	$ 13,594	$ 260	$ 6	$ 13,848

As of December 31, 2013 and December 31, 2012, the fair value of covered securities included $1.1 billion and $1.3 billion, respectively, of non-agency MBS and $314 million and $326 million, respectively, of municipal securities.

As of December 31, 2013 and December 31, 2012, securities with carrying values of approximately $11.9 billion and $19.0 billion, respectively, were pledged to secure municipal deposits, securities sold under agreements to repurchase, other borrowings, and for other purposes as required or permitted by law.

Certain investments in marketable debt securities and MBS issued by FNMA and FHLMC exceeded ten percent of shareholders' equity at December 31, 2013. The FNMA investments had total amortized cost and fair value of $13.2 billion and $12.7 billion, respectively. The FHLMC investments had total amortized cost and fair value of $7.1 billion and $7.0 billion, respectively.

The gross realized gains and losses recognized in income on the sale of securities are reflected in the following table:

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Gross gains	$ 57	$ 1	$ 175
Gross losses	(6)	(4)	(1)
Net realized gains (losses)	$ 51	$ (3)	$ 174

The following table reflects changes in credit losses on securities with OTTI (excluding covered), which were primarily non-agency MBS, where a portion of the unrealized loss was recognized in OCI. OTTI of $4 million related to covered securities during 2012 is not reflected in this table.

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Balance at beginning of period	$ 98	$ 130	$ 31
Credit losses on securities not previously considered other-than-temporarily impaired	—	—	1
Credit losses on securities for which OTTI was previously recognized	—	5	111
Reductions for securities sold/settled during the period	(20)	(37)	(13)
Balance at end of period	$ 78	$ 98	$ 130

The amortized cost and estimated fair value of the securities portfolio by contractual maturity are shown in the following table. The expected life of MBS may differ from contractual maturities because borrowers have the right to prepay the underlying mortgage loans with or without prepayment penalties.

	AFS		HTM	
December 31, 2013	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in millions)			
Due in one year or less	$ 189	$ 189	$ —	$ —
Due after one year through five years	565	573	—	—
Due after five years through ten years	499	519	5,926	5,524
Due after ten years	20,915	20,823	12,175	12,006
Total debt securities	$ 22,168	$ 22,104	$ 18,101	$ 17,530

The following tables present the fair values and gross unrealized losses of investments based on the length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total	
December 31, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in millions)					
AFS securities:						
MBS issued by GSE	$ 10,259	$ 406	$ 1,935	$ 140	$ 12,194	$ 546
States and political subdivisions	232	8	441	83	673	91
Other	34	1	—	—	34	1
Total	$ 10,525	$ 415	$ 2,376	$ 223	$ 12,901	$ 638
HTM securities:						
U.S. Treasury	$ 384	$ 8	$ —	$ —	$ 384	$ 8
GSE	4,996	397	—	—	4,996	397
MBS issued by GSE	8,800	219	48	1	8,848	220
Total	$ 14,180	$ 624	$ 48	$ 1	$ 14,228	$ 625

December 31, 2012	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in millions)					
AFS securities:						
MBS issued by GSE	$ 2,662	$ 18	$ —	$ —	$ 2,662	$ 18
States and political subdivisions	52	1	478	89	530	90
Non-agency MBS	—	—	113	11	113	11
Total	$ 2,714	$ 19	$ 591	$ 100	$ 3,305	$ 119
HTM securities:						
GSE	$ 805	$ 1	$ —	$ —	$ 805	$ 1
MBS issued by GSE	593	1	—	—	593	1
States and political subdivisions	22	1	—	—	22	1
Other	266	3	—	—	266	3
Total	$ 1,686	$ 6	$ —	$ —	$ 1,686	$ 6

Periodic reviews are conducted to identify and evaluate each investment with an unrealized loss for OTTI. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in AOCI for AFS securities. The unrealized losses on GSE securities and MBS issued by GSE were the result of increases in market interest rates compared to the date the securities were acquired rather than the credit quality of the issuers.

Cash flow modeling is used to evaluate non-agency MBS in an unrealized loss position for potential credit impairment. These models give consideration to long-term macroeconomic factors applied to current security default rates, prepayment rates and recovery rates and security-level performance. At December 31, 2013, one non-agency MBS reflected an immaterial unrealized loss and was below investment grade.

At December 31, 2013, $60 million of the unrealized loss on municipal securities was the result of fair value hedge basis adjustments that are a component of amortized cost. Municipal securities in an unrealized loss position are evaluated for credit impairment through a qualitative analysis of issuer performance and the primary source of repayment. The evaluation of municipal securities indicated there were no credit losses evident.

NOTE 3. Loans and ACL

During October of 2013, BB&T sold a consumer lending subsidiary with approximately $500 million in loans and $27 million of related ALLL. In addition, approximately $230 million of loans, with $38 million of related ALLL, was transferred from retail other lending subsidiaries to residential mortgage.

During December of 2013, $47 million of unallocated ALLL was allocated to the loan portfolio segments.

During January of 2014, approximately $8.3 billion of home equity loans were transferred from direct retail lending to residential mortgage in response to qualified mortgage regulatory requirements.

Loans that are contractually past due are shown in the tables below.

December 31, 2013	Current	Accruing 30-89 Days Past Due	Accruing 90 Days Or More Past Due	Nonaccrual	Total
	(Dollars in millions)				
Commercial:					
Commercial and industrial	$ 38,110	$ 35	$ —	$ 363	$ 38,508
CRE - other	11,535	8	—	129	11,672
CRE - residential ADC	901	2	—	35	938
Other lending subsidiaries	4,482	14	5	1	4,502
Retail:					
Direct retail lending	15,595	132	33	109	15,869
Revolving credit	2,370	23	10	—	2,403
Residential mortgage	22,738	463	69	243	23,513
Sales finance	9,316	56	5	5	9,382
Other lending subsidiaries	5,703	207	—	50	5,960
Covered	1,643	88	304	—	2,035
Total excluding government and GNMA guaranteed	112,393	1,028	426	935	114,782
Residential mortgage loans excluded from above:					
Government guaranteed	236	88	296	—	620
GNMA guaranteed	—	4	511	—	515
Total	$ 112,629	$ 1,120	$ 1,233	$ 935	$ 115,917

December 31, 2012	Accruing Current	Accruing 30-89 Days Past Due	Accruing 90 Days Or More Past Due	Nonaccrual	Total
	(Dollars in millions)				
Commercial:					
Commercial and industrial	$ 37,706	$ 42	$ 1	$ 546	$ 38,295
CRE - other	11,237	12	—	212	11,461
CRE - residential ADC	1,131	2	—	128	1,261
Other lending subsidiaries	4,106	20	9	3	4,138
Retail:					
Direct retail lending	15,502	145	38	132	15,817
Revolving credit	2,291	23	16	—	2,330
Residential mortgage	22,330	498	92	269	23,189
Sales finance	7,663	56	10	7	7,736
Other lending subsidiaries	5,645	270	1	83	5,999
Covered	2,717	135	442	—	3,294
Total excluding government and GNMA guaranteed	110,328	1,203	609	1,380	113,520
Residential mortgage loans excluded from above:					
Government guaranteed	225	84	252	—	561
GNMA guaranteed	—	5	517	—	522
Total	$ 110,553	$ 1,292	$ 1,378	$ 1,380	$ 114,603

Unearned income and net deferred loan fees and costs totaled $261 million and $308 million at December 31, 2013 and 2012, respectively.

The following tables present the carrying amount of loans by risk rating. Covered loans are excluded because their related ALLL is determined by loan pool performance.

December 31, 2013	Commercial & Industrial	CRE - Other	CRE - Residential ADC	Other Lending Subsidiaries
	(Dollars in millions)			
Commercial:				
Pass	$ 36,804	$ 10,883	$ 794	$ 4,464
Special mention	219	58	11	8
Substandard - performing	1,122	602	98	29
Nonperforming	363	129	35	1
Total	$ 38,508	$ 11,672	$ 938	$ 4,502

	Direct Retail Lending	Revolving Credit	Residential Mortgage	Sales Finance	Other Lending Subsidiaries
	(Dollars in millions)				
Retail:					
Performing	$ 15,760	$ 2,403	$ 24,405	$ 9,377	$ 5,910
Nonperforming	109	—	243	5	50
Total	$ 15,869	$ 2,403	$ 24,648	$ 9,382	$ 5,960

December 31, 2012	Commercial & Industrial	CRE - Other	CRE - Residential ADC	Other Lending Subsidiaries
	(Dollars in millions)			
Commercial:				
Pass	$ 36,044	$ 10,095	$ 859	$ 4,093
Special mention	274	120	41	13
Substandard - performing	1,431	1,034	233	29
Nonperforming	546	212	128	3
Total	$ 38,295	$ 11,461	$ 1,261	$ 4,138

	Direct Retail Lending	Revolving Credit	Residential Mortgage	Sales Finance	Other Lending Subsidiaries
	(Dollars in millions)				
Retail:					
Performing	$ 15,685	$ 2,330	$ 24,003	$ 7,729	$ 5,916
Nonperforming	132	—	269	7	83
Total	$ 15,817	$ 2,330	$ 24,272	$ 7,736	$ 5,999

The tables below present activity in the ACL:

	ACL Rollforward					
Year Ended December 31, 2013	Beginning Balance	Charge-Offs	Recoveries	Provision	Other	Ending Balance
	(Dollars in millions)					
Commercial:						
Commercial and industrial	$ 470	$ (248)	$ 47	$ 166	$ 19	$ 454
CRE - other	204	(84)	28	16	14	178
CRE - residential ADC	100	(48)	23	(32)	4	47
Other lending subsidiaries	13	(3)	2	3	—	15
Retail:						
Direct retail lending	300	(148)	38	15	4	209
Revolving credit	102	(85)	17	81	—	115
Residential mortgage	328	(81)	3	37	44	331
Sales finance	29	(23)	9	30	—	45
Other lending subsidiaries	264	(252)	32	245	(65)	224
Covered	128	(19)	—	5	—	114
Unallocated	80	—	—	(33)	(47)	—
ALLL	2,018	(991)	199	533	(27)	1,732
RUFC	30	—	—	59	—	89
ACL	$ 2,048	$ (991)	$ 199	$ 592	$ (27)	$ 1,821

Year Ended December 31, 2012	ACL Rollforward Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance
	(Dollars in millions)				
Commercial:					
Commercial and industrial	$ 433	$ (337)	$ 17	$ 357	$ 470
CRE - other	334	(205)	13	62	204
CRE - residential ADC	286	(190)	41	(37)	100
Other lending subsidiaries	11	(8)	2	8	13
Retail:					
Direct retail lending	232	(224)	36	256	300
Revolving credit	112	(81)	18	53	102
Residential mortgage	365	(136)	3	96	328
Sales finance	38	(26)	10	7	29
Other lending subsidiaries	186	(217)	24	271	264
Covered	149	(34)	—	13	128
Unallocated	110	—	—	(30)	80
ALLL	2,256	(1,458)	164	1,056	2,018
RUFC	29	—	—	1	30
ACL	$ 2,285	$ (1,458)	$ 164	$ 1,057	$ 2,048

Year Ended December 31, 2011	ACL Rollforward Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance
	(Dollars in millions)				
Commercial:					
Commercial and industrial	$ 621	$ (323)	$ 28	$ 107	$ 433
CRE - other	446	(273)	18	143	334
CRE - residential ADC	469	(302)	25	94	286
Other lending subsidiaries	21	(9)	3	(4)	11
Retail:					
Direct retail lending	246	(276)	37	225	232
Revolving credit	109	(95)	19	79	112
Residential mortgage	298	(269)	5	331	365
Sales finance	47	(32)	9	14	38
Other lending subsidiaries	177	(181)	22	168	186
Covered	144	(66)	—	71	149
Unallocated	130	—	—	(20)	110
ALLL	2,708	(1,826)	166	1,208	2,256
RUFC	47	—	—	(18)	29
ACL	$ 2,755	$ (1,826)	$ 166	$ 1,190	$ 2,285

The following table provides a summary of loans that are collectively evaluated for impairment.

	December 31, 2013		December 31, 2012	
	Recorded Investment	Related ALLL	Recorded Investment	Related ALLL
	(Dollars in millions)			
Commercial:				
Commercial and industrial	$ 38,042	$ 382	$ 37,664	$ 397
CRE - other	11,441	150	11,149	168
CRE - residential ADC	881	38	1,106	79
Other lending subsidiaries	4,501	15	4,135	12
Retail:				
Direct retail lending	15,648	166	15,582	241
Revolving credit	2,355	96	2,274	78
Residential mortgage	23,316	167	23,085	198
Sales finance	9,363	41	7,714	23
Other lending subsidiaries	5,823	196	5,853	203
Covered	2,035	114	3,294	128
Unallocated	—	—	—	80
Total	$ 113,405	$ 1,365	$ 111,856	$ 1,607

The following tables set forth certain information regarding impaired loans, excluding purchased impaired loans and LHFS, that were individually evaluated for reserves.

As Of / For The Year Ended December 31, 2013	Recorded Investment	UPB	Related ALLL	Average Recorded Investment	Interest Income Recognized
	(Dollars in millions)				
With no related ALLL recorded:					
Commercial:					
Commercial and industrial	$ 91	$ 165	$ —	$ 111	$ —
CRE - other	25	41	—	53	—
CRE - residential ADC	16	36	—	31	—
Retail:					
Direct retail lending	23	76	—	23	1
Residential mortgage (1)	144	237	—	129	4
Sales finance	1	2	—	1	—
Other lending subsidiaries	2	6	—	4	—
With an ALLL recorded:					
Commercial:					
Commercial and industrial	375	409	72	453	5
CRE - other	206	208	28	233	5
CRE - residential ADC	41	42	9	76	2
Other lending subsidiaries	1	1	—	2	—
Retail:					
Direct retail lending	198	204	43	204	12
Revolving credit	48	48	19	52	2
Residential mortgage (1)	812	830	109	763	34
Sales finance	18	19	4	20	1
Other lending subsidiaries	135	137	28	173	11
Total (1)	$ 2,136	$ 2,461	$ 312	$ 2,328	$ 77

As Of / For The Year Ended December 31, 2012	Recorded Investment	UPB	Related ALLL	Average Recorded Investment	Interest Income Recognized
			(Dollars in millions)		
With no related ALLL recorded:					
Commercial:					
Commercial and industrial	$ 116	$ 232	$ —	$ 117	$ —
CRE - other	60	108	—	81	—
CRE - residential ADC	44	115	—	103	—
Retail:					
Direct retail lending	19	73	—	19	1
Residential mortgage (1)	120	201	—	80	2
Sales finance	1	3	—	1	—
Other lending subsidiaries	2	6	—	3	—
With an ALLL recorded:					
Commercial:					
Commercial and industrial	515	551	73	522	3
CRE - other	252	255	36	319	5
CRE - residential ADC	111	116	21	180	1
Other lending subsidiaries	3	3	1	4	—
Retail:					
Direct retail lending	216	226	59	140	9
Revolving credit	56	56	24	59	2
Residential mortgage (1)	754	770	104	649	28
Sales finance	21	21	6	13	—
Other lending subsidiaries	144	146	61	66	2
Total (1)	$ 2,434	$ 2,882	$ 385	$ 2,356	$ 53

(1) Residential mortgage loans exclude $376 million and $313 million in government guaranteed loans and related ALLL of $55 million and $26 million as of December 31, 2013 and December 31, 2012, respectively.

The following table provides a summary of TDRs, all of which are considered impaired.

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
Performing TDRs:		
Commercial:		
Commercial and industrial	$ 77	$ 77
CRE - other	70	67
CRE - residential ADC	19	21
Direct retail lending	187	197
Sales finance	17	19
Revolving credit	48	56
Residential mortgage	785	769
Other lending subsidiaries	126	121
Total performing TDRs	1,329	1,327
Nonperforming TDRs (also included in NPL disclosures)	193	240
Total TDRs	$ 1,522	$ 1,567
ALLL attributable to TDRs, excluding government guaranteed	$ 228	$ 281
Government guaranteed residential mortgage TDRs excluded from above table:		
Held for investment	$ 376	$ 313
Held for sale	3	2

The following table summarizes the primary reason loan modification were classified as TDRs and includes newly designated TDRs as well as modifications made to existing TDRs. Balances represent the recorded investment at the end of the quarter in which the modification was made. Rate modifications include TDRs made with below market interest rates that also include modifications of loan structures.

	Years Ended December 31,								
	2013			2012			2011		
	Type of Modification		ALLL	Type of Modification		ALLL	Type of Modification		ALLL
	Rate	Structure	Impact	Rate	Structure	Impact	Rate	Structure	Impact
	(Dollars in millions)								
Commercial:									
Commercial and industrial	$ 99	$ 27	$ 3	$ 51	$ 63	$ —	$ 29	$ 68	$ 5
CRE - other	62	54	1	67	45	—	56	58	8
CRE - residential ADC	22	10	(2)	44	34	(1)	29	47	10
Other lending subsidiaries	—	—	—	—	—	—	1	1	—
Retail:									
Direct retail lending	45	9	7	120	17	35	51	5	9
Revolving credit	26	—	4	30	—	5	40	—	8
Residential mortgage	103	68	11	241	88	22	142	35	17
Sales finance	4	7	3	16	—	4	5	5	1
Other lending subsidiaries	167	—	34	123	2	35	37	7	15

During 2012, a national bank regulatory agency issued guidance that requires certain loans that had been discharged in bankruptcy and not reaffirmed by the borrower to be accounted for as TDRs and possibly as nonperforming, regardless of their actual payment history and expected performance. BB&T has included these loans in the "Rate" column in the above table. BB&T also concluded there is a reasonable expectation of collection of principal and interest and has classified these loans as performing unless already classified as nonperforming.

The following table summarizes the pre-default balance for modifications that experienced a payment default that had been classified as TDRs during the previous 12 months. Payment default is defined as movement of the TDR to nonaccrual status, foreclosure or charge-off, whichever occurs first.

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Commercial:			
Commercial and industrial	$ 5	$ 8	$ 39
CRE - other	11	6	92
CRE - residential ADC	4	14	80
Retail:			
Direct retail lending	4	8	16
Revolving credit	10	12	15
Residential mortgage	17	36	31
Sales finance	1	—	2
Other lending subsidiaries	26	12	5

If a TDR subsequently defaults, BB&T evaluates the TDR for possible impairment. As a result, the related ALLL may be increased or charge-offs may be taken to reduce the carrying value of the loan.

Changes in the carrying value and accretable yield of covered loans are presented in the following table.

	Year Ended December 31, 2013				Year Ended December 31, 2012			
	Purchased Impaired		Purchased Nonimpaired		Purchased Impaired		Purchased Nonimpaired	
	Accretable Yield	Carrying Value	Accretable Yield	Carrying Value	Accretable Yield	Carrying Value	Accretable Yield	Carrying Value
	(Dollars in millions)							
Balance at beginning of period	$ 264	$ 1,400	$ 617	$ 1,894	$ 520	$ 2,123	$ 1,193	$ 2,744
Accretion	(149)	149	(301)	301	(219)	219	(541)	541
Payments received, net	—	(686)	—	(1,023)	—	(942)	—	(1,391)
Other, net	72	—	35	—	(37)	—	(35)	—
Balance at end of period	$ 187	$ 863	$ 351	$ 1,172	$ 264	$ 1,400	$ 617	$ 1,894
Outstanding UPB at end of period		$ 1,266		$ 1,516		$ 2,047		$ 2,489

NOTE 4. Premises and Equipment

A summary of premises and equipment is presented in the accompanying table:

	Estimated Useful Life (Years)	December 31, 2013	December 31, 2012
		(Dollars in millions)	
Land and land improvements		$ 527	$ 547
Buildings and building improvements	40	1,288	1,235
Furniture and equipment	5 - 10	1,102	1,141
Leasehold improvements		633	555
Construction in progress		38	37
Capitalized leases on premises and equipment		58	59
Total		3,646	3,574
Less - accumulated depreciation and amortization		(1,777)	(1,686)
Net premises and equipment		$ 1,869	$ 1,888

	2013	2012	2011
	(Dollars in millions)		
Rent expense applicable to operating leases	$ 230	$ 215	$ 199
Rental income from owned properties and subleases	8	8	7

	2014	2015	2016	2017	2018	Thereafter
	(Dollars in millions)					
Future minimum lease payments for operating leases	$ 214	$ 201	$ 182	$ 161	$ 136	$ 614

NOTE 5. Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill attributable to BB&T's operating segments are reflected in the table below. There have been no goodwill impairments recorded to date.

	Community Banking	Residential Mortgage Banking	Dealer Financial Services	Specialized Lending	Insurance Services	Financial Services	Total
				(Dollars in millions)			
Goodwill balance, January 1, 2012	$ 4,542	$ 7	$ 111	$ 94	$ 1,132	$ 192	$ 6,078
Acquired goodwill, net	358	—	—	5	358	—	721
Contingent consideration	—	—	—	—	3	—	3
Other adjustments	—	—	—	—	2	—	2
Goodwill balance, December 31, 2012	$ 4,900	$ 7	$ 111	$ 99	$ 1,495	$ 192	$ 6,804
Contingent consideration	—	—	—	—	6	—	6
Other adjustments	24	—	—	(11)	(9)	—	4
Goodwill balance, December 31, 2013	$ 4,924	$ 7	$ 111	$ 88	$ 1,492	$ 192	$ 6,814

During 2012, BB&T completed the acquisition of Fort Lauderdale, Florida-based BankAtlantic. BB&T acquired approximately $1.7 billion in loans and assumed approximately $3.5 billion in deposits. The net purchase price received, excluding cash held by BankAtlantic, was $45 million, which consisted of net liabilities assumed less a deposit premium of $316 million. The 2012 change in Community Banking goodwill was primarily the result of this acquisition. Also during 2012, BB&T acquired the life and property and casualty insurance divisions of Crump Group Inc. The 2012 changes in Insurance Services goodwill and other identifiable intangibles is primarily due to this acquisition.

The 2013 adjustments to goodwill within Community Banking and Insurance Services reflect the finalization of valuations for certain assets and liabilities of the above acquisitions. The 2013 adjustment to Specialized Lending primarily represents the goodwill associated with a subsidiary that was sold.

The following table presents information for identifiable intangible assets subject to amortization:

	December 31, 2013				December 31, 2012		
	Wtd. Avg. Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)			(Dollars in millions)			
CDI	7.1	$ 672	$ (555)	$ 117	$ 672	$ (522)	$ 150
Other, primarily customer relationship intangibles	15.3	1,082	(630)	452	1,080	(557)	523
Total		$ 1,754	$ (1,185)	$ 569	$ 1,752	$ (1,079)	$ 673

	2014	2015	2016	2017	2018
			(Dollars in millions)		
Estimated amortization expense of identifiable intangibles	$ 89	$ 76	$ 65	$ 56	$ 49

NOTE 6. Loan Servicing

Residential Mortgage Banking Activities

The following tables summarize residential mortgage banking activities for the periods presented:

	December 31,	
	2013	2012
	(Dollars in millions)	
Mortgage loans managed or securitized (1)	$ 27,353	$ 29,882
Less: Loans securitized and transferred to AFS securities	4	4
LHFS	1,116	3,547
Covered mortgage loans	802	1,040
Mortgage loans sold with recourse	783	1,019
Mortgage loans held for investment	$ 24,648	$ 24,272
Mortgage loans on nonaccrual status	$ 243	$ 269
Mortgage loans 90 days or more past due and still accruing interest (2)	69	92
Mortgage loans net charge-offs - year to date	78	133
UPB of residential mortgage loan servicing portfolio	112,835	101,362
UPB of residential mortgage loans serviced for others (primarily agency conforming fixed rate)	87,434	73,769
Maximum recourse exposure from mortgage loans sold with recourse liability	372	446
Recorded reserves related to recourse exposure	13	12
Repurchase reserves for mortgage loan sales to GSEs	59	59

(1) Balances exclude loans serviced for others with no other continuing involvement.
(2) Includes amounts related to residential mortgage LHFS and excludes amounts related to government guaranteed loans and covered mortgage loans.

	As Of / For The Year Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
UPB of residential mortgage loans sold from the LHFS portfolio	$ 28,900	$ 25,640	$ 17,202
Pre-tax gains recognized on mortgage loans sold and held for sale	292	539	175
Servicing fees recognized from mortgage loans serviced for others	259	247	240
Approximate weighted average servicing fee on the outstanding balance of residential mortgage loans serviced for others	0.30 %	0.32 %	0.34 %
Weighted average interest rate on mortgage loans serviced for others	4.24	4.59	5.02

Gains on residential mortgage loan sales, including marking LHFS to fair value and the impact of interest rate lock commitments, are recorded in noninterest income as a component of mortgage banking income. For certain of these transactions, the loan servicing rights were retained, including the related MSRs and on-going servicing fees.

Payments made to date for recourse exposure on residential mortgage loans sold with recourse liability have been immaterial.

BB&T also issues standard representations and warranties related to mortgage loan sales to GSEs. Although these agreements often do not specify limitations, management does not believe that any payments related to these warranties would materially change the financial condition or results of operations of BB&T.

Residential MSRs are recorded on the Consolidated Balance Sheets at fair value with changes in fair value recorded as a component of mortgage banking income in the Consolidated Statements of Income. Various derivative instruments are used to mitigate the income statement effect of changes in fair value due to changes in valuation inputs and assumptions of its residential MSRs.

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Carrying value, January 1,	$ 627	$ 563	$ 830
Additions	336	270	225
Change in fair value due to changes in valuation inputs or assumptions:			
Prepayment speeds	287	19	(284)
Weighted average OAS	(31)	(36)	(20)
Servicing costs	(29)	(22)	(30)
Realization of expected net servicing cash flows, passage of time and other	(143)	(167)	(158)
Carrying value, December 31,	$ 1,047	$ 627	$ 563
Gains (losses) on derivative financial instruments used to mitigate the income statement effect of changes in fair value	$ (197)	$ 128	$ 394

During 2013, the prepayment speed assumptions were updated as actual observed prepayment speeds were slower, primarily as a result of rising interest rates. These valuation increases were partially offset by realization of servicing cash flows as well as higher servicing costs due to regulatory requirements and updates to OAS due to market changes in required rates of return.

The sensitivity of the fair value of the residential MSRs to adverse changes in key economic assumptions is included in the accompanying table:

	December 31, 2013			December 31, 2012		
	Range		Weighted	Range		Weighted
	Min	Max	Average	Min	Max	Average
	(Dollars in millions)					
Prepayment speed	5.5 %	8.0 %	6.9 %	15.3 %	18.5 %	17.3 %
Effect on fair value of a 10% increase			$ (33)			$ (35)
Effect on fair value of a 20% increase			(64)			(67)
OAS	9.1 %	9.9 %	9.3 %	8.2 %	8.4 %	8.3 %
Effect on fair value of a 10% increase			$ (39)			$ (17)
Effect on fair value of a 20% increase			(75)			(33)
Composition of loans serviced for others:						
Fixed-rate residential mortgage loans			99.7 %			99.4 %
Adjustable-rate residential mortgage loans			0.3			0.6
Total			100.0 %			100.0 %
Weighted average life			7.9 yrs			4.4 yrs

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of an adverse variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; while in reality, changes in one factor may result in changes in another, which may magnify or counteract the effect of the change.

Commercial Mortgage Banking Activities

CRE mortgage loans serviced for others are not included in loans and leases on the accompanying Consolidated Balance Sheets. The following table summarizes commercial mortgage banking activities for the periods presented:

	December 31,	
	2013	2012
	(Dollars in millions)	
UPB of CRE mortgages serviced for others	$ 28,095	$ 29,520
CRE mortgages serviced for others covered by recourse provisions	4,594	4,970
Maximum recourse exposure from CRE mortgages sold with recourse liability	1,320	1,368
Recorded reserves related to recourse exposure	9	13
Originated CRE mortgages during the period - year to date	4,881	4,934

NOTE 7. Short-Term Borrowings

Short-term borrowings are summarized as follows:

	December 31,	
	2013	2012
	(Dollars in millions)	
Federal funds purchased	$ 1,443	$ 4
Securities sold under agreements to repurchase	463	514
Master notes	24	37
Other short-term borrowed funds	2,208	2,309
Total	$ 4,138	$ 2,864

A summary of selected data related to short-term borrowings follows:

	As Of / For The Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Maximum outstanding at any month-end during the year	$ 5,196	$ 4,385	$ 10,473
Balance outstanding at end of year	4,138	2,864	3,566
Average outstanding during the year	4,459	3,408	5,189
Average interest rate during the year (includes derivative impact)	0.13 %	0.20 %	0.21 %
Average interest rate at end of year	0.12	0.22	0.20

NOTE 8. Deposits

A summary of deposits is presented in the accompanying table:

	December 31,	
	2013	2012
	(Dollars in millions)	
Noninterest-bearing deposits	$ 34,972	$ 32,452
Interest checking	18,861	21,091
Money market and savings	48,687	47,908
Certificates and other time deposits	24,955	31,624
Total deposits	$ 127,475	$ 133,075
Time deposits $100,000 and greater	$ 14,173	$ 19,328

NOTE 9. Long-Term Debt

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
BB&T Corporation:		
3.38% Senior Notes Due 2013	$ —	$ 500
5.70% Senior Notes Due 2014	510	510
2.05% Senior Notes Due 2014	700	700
Floating Rate Senior Note Due 2014 (LIBOR-based, 0.94% at December 31, 2013)	300	300
3.95% Senior Notes Due 2016	500	500
3.20% Senior Notes Due 2016	999	999
2.15% Senior Notes Due 2017	749	748
1.60% Senior Notes Due 2017	749	749
1.45% Senior Notes Due 2018	500	499
Floating Rate Senior Notes Due 2018 (LIBOR-based, 1.10% at December 31, 2013)	400	—
2.05% Senior Notes Due 2018	599	—
6.85% Senior Notes Due 2019	539	539
5.20% Subordinated Notes Due 2015	933	933
4.90% Subordinated Notes Due 2017	349	345
5.25% Subordinated Notes Due 2019	586	586
3.95% Subordinated Notes Due 2022	298	298
Branch Bank:		
Floating Rate Senior Note Due 2015 (LIBOR-based, 0.57% at December 31, 2013)	650	—
1.45% Senior Notes Due 2016	750	—
Floating Rate Senior Notes Due 2016 (LIBOR-based, 0.67% at December 31, 2013)	500	—
1.05% Senior Notes Due 2016	499	—
2.30% Senior Notes Due 2018	750	—
4.88% Subordinated Notes Due 2013	—	222
5.63% Subordinated Notes Due 2016	386	386
Floating Rate Subordinated Note Due 2016 (LIBOR-based, 0.56% at December 31, 2013)	350	350
Floating Rate Subordinated Note Due 2017 (LIBOR-based, 0.54% at December 31, 2013)	262	262
FHLB Advances to Branch Bank:		
Varying maturities to 2034	8,110	8,994
Other Long-Term Debt	101	100
Fair value hedge-related basis adjustments	424	594
Total Long-Term Debt	$ 21,493	$ 19,114

The subordinated notes qualify under the risk-based capital guidelines as Tier 2 supplementary capital, subject to certain limitations. Certain of the FHLB advances have been swapped to floating rates from fixed rates or from fixed rates to floating rates. At December 31, 2013, the weighted average rate paid on these advances including the effect of the swapped portion was 3.79%, and the weighted average maturity was 6.6 years.

The following table presents the amounts and estimated effective rates of long-term debt, including the effect of hedges (carrying amount excludes fair value hedge-related basis adjustments):

	Carrying Amount	Effective Rate
	(Dollars in millions)	
BB&T Corporation Fixed Rate Senior Notes swapped to floating rates	$ 5,845	2.55 %
BB&T Corporation Floating Rate Senior Notes swapped to fixed rates	700	1.03
BB&T Corporation Fixed Rate Subordinated Notes swapped to floating rates	2,166	2.44
Branch Bank Fixed Rate Senior Notes swapped to floating rates	1,999	1.62
Branch Bank Floating Rate Senior Notes swapped to fixed rates	1,150	0.61
Branch Bank Fixed Rate Subordinated Notes swapped to floating rates	386	1.70
Branch Bank Floating Rate Subordinated Notes swapped to fixed rates	612	2.53

	2014	2015	2016	2017	2018	2019 and later
			(Dollars in millions)			
Future debt maturities (excluding capital leases)	$ 2,141	$ 1,693	$ 5,650	$ 2,453	$ 2,289	$ 7,226

NOTE 10. Shareholders' Equity

Preferred Stock

The following table presents a summary of the non-cumulative perpetual preferred stock as of December 31, 2013:

Issue	Issuance Date	Earliest Redemption Date	Liquidation Amount	Carrying Amount	Dividend Rate
			(Dollars in millions)		
Series D	5/1/12	5/1/17	$ 575	$ 559	5.850 %
Series E	7/31/12	8/1/17	1,150	1,120	5.625
Series F	10/31/12	11/1/17	450	437	5.200
Series G	5/1/13	6/1/18	500	487	5.200
			$ 2,675	$ 2,603	

Dividends on the preferred stock, if declared, accrue and are payable quarterly, in arrears. For each issuance, BB&T issued depositary shares, each of which represents a fractional ownership interest in a share of the Company's preferred stock. The preferred stock has no stated maturity and redemption is solely at the option of the Company in whole, but not in part, upon the occurrence of a regulatory capital treatment event, as defined. In addition, the preferred stock may be redeemed in whole or in part, on any dividend payment date after five years from the date of issuance. Under current rules, any redemption of the preferred stock is subject to prior approval of the FRB. The preferred stock is not subject to any sinking fund or other obligations of the Company.

Equity-Based Compensation Plans

At December 31, 2013, options, restricted shares and RSUs were outstanding from equity-based compensation plans that have been approved by shareholders. The majority of outstanding awards and awards available to be issued relate to plans that allow for accelerated vesting of awards for holders who retire and have met all retirement eligibility requirements or in connection with certain other events. Certain of these awards are subject to forfeiture under certain specified circumstances until vested that may result in cancellation prior to vesting. Those plans are intended to assist the Company in recruiting and retaining employees, directors and independent contractors and to associate the interests of eligible participants with those of BB&T and its shareholders. The following table provides a summary of the equity-based compensation plans:

Equity-Based Compensation Plans	December 31, 2013
Shares available for future grants (in thousands)	30,562
Vesting period, awards granted prior to 2010	5.0 yrs
Vesting period, awards granted after 2009	3.0 to 5.0
Option term	10.0

The fair value of each option award is measured on the date of grant using the Black-Scholes option-pricing model. Substantially all of the awards are granted in February of each year. The assumptions used in the valuation of equity-based awards are as follows:

Assumption	Definition
Fair value of restricted shares	Based on the common stock price on the grant date
Fair value of RSUs	Based on the common stock price on the grant date less the present value of expected dividends that are foregone during the vesting period
Expected life	Based on historical behavior of employees related to exercises, forfeitures and cancellations, adjusted for current information that indicates the future is reasonably expected to differ from the past
Risk-free interest rate	Based on U.S. Treasury yield curve in effect at the time of the grant
Dividend yield	Based on the historical dividend yield of BB&T's stock, adjusted to reflect the expected dividend yield over the expected life of the option
Volatility factor	Based on the historical volatility of the stock price, adjusted for current information that indicates the future is reasonably expected to differ from the past

The following weighted-average assumptions were used for grants during 2013, 2012, and 2011:

	December 31, 2013	2012	2011
Assumptions:			
Risk-free interest rate	1.3 %	1.5 %	1.7 %
Dividend yield	3.6	4.4	3.5
Volatility factor	28.0	33.0	37.2
Expected life	7.0 yrs	7.0 yrs	7.4 yrs
Fair value of options per share	$ 5.48	$ 6.07	$ 7.45

BB&T previously issued grants to non-executive employees consisting of stock options and RSUs, while recent grants to non-executive employees have primarily consisted of RSUs. A summary of selected data related to equity-based compensation costs follows:

	Years Ended December 31, 2013	2012	2011
	(Dollars in millions)		
Equity-based compensation expense	$ 96	$ 97	$ 98
Income tax benefit from equity-based compensation expense	36	36	36
Intrinsic value of options exercised and RSUs that vested during the year	102	62	54
Grant date fair value of equity-based awards that vested during the year	80	88	76

	December 31, 2013	2012
	(Dollars in millions)	
Unrecognized compensation cost related to equity-based awards	$ 94	$ 98
Weighted-average life over which compensation cost is expected to be recognized (years)	2.1	2.0

The following tables present the activity during 2013 related to equity-based compensation awards:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Contractual Life
	(Dollars in millions, except per share data, shares in thousands)			
Outstanding at January 1, 2013	45,391	$ 34.15		
Granted	404	30.08		
Exercised	(3,507)	27.14		
Forfeited or expired	(4,292)	32.86		
Outstanding at December 31, 2013	37,996	34.90	$ 140	3.7 yrs
Exercisable at December 31, 2013	31,354	36.32	80	2.9
Exercisable and expected to vest at December 31, 2013	37,513	34.99	136	3.7

	Restricted Shares/Units	Wtd. Avg. Grant Date Fair Value
	(shares in thousands)	
Nonvested at January 1, 2013	13,931	$ 19.26
Granted	3,995	25.63
Vested	(2,464)	22.05
Forfeited	(281)	20.45
Nonvested at December 31, 2013	15,181	20.46
Expected to vest at December 31, 2013	13,763	20.49

Share Repurchase Activity

At December 31, 2013, BB&T was authorized to repurchase an additional 44 million shares under the June 27, 2006 Board of Directors' authorization. No shares of common stock were repurchased under this plan during 2013, 2012 or 2011.

NOTE 11. AOCI

Year Ended December 31, 2013	Unrecognized Net Pension and Postretirement Costs	Unrealized Net Gains (Losses) on Cash Flow Hedges	Unrealized Net Gains (Losses) on AFS Securities	FDIC's Share of Unrealized (Gains) Losses on AFS Securities	Other, net	Total
			(Dollars in millions)			
AOCI balance, January 1, 2013	$ (714)	$ (173)	$ 598	$ (256)	$ (14)	$ (559)
OCI before reclassifications, net of tax	354	127	(669)	(18)	(2)	(208)
Amounts reclassified from AOCI:						
Personnel expense	91	—	—	—	—	91
Interest income	—	—	97	—	2	99
Interest expense	—	77	—	—	—	77
FDIC loss share income, net	—	—	—	63	—	63
Securities (gains) losses, net	—	—	(51)	—	—	(51)
Total before income taxes	91	77	46	63	2	279
Less: Income taxes	34	29	17	24	1	105
Net of income taxes	57	48	29	39	1	174
Net change in AOCI	411	175	(640)	21	(1)	(34)
AOCI balance, December 31, 2013	$ (303)	$ 2	$ (42)	$ (235)	$ (15)	$ (593)

Year Ended December 31, 2012	Unrecognized Net Pension and Postretirement Costs	Unrealized Net Gains (Losses) on Cash Flow Hedges	Unrealized Net Gains (Losses) on AFS Securities	FDIC's Share of Unrealized (Gains) Losses on AFS Securities	Other, net	Total
			(Dollars in millions)			
AOCI balance, January 1, 2012	$ (603)	$ (159)	$ 263	$ (195)	$ (19)	$ (713)
OCI before reclassifications, net of tax	(158)	(52)	280	(113)	—	(43)
Amounts reclassified from AOCI:						
Personnel expense	76	—	—	—	—	76
Interest income	—	(11)	76	—	8	73
Interest expense	—	72	—	—	—	72
FDIC loss share income, net	—	—	—	83	—	83
Securities (gains) losses, net	—	—	12	—	—	12
Total before income taxes	76	61	88	83	8	316
Less: Income taxes	29	23	33	31	3	119
Net of income taxes	47	38	55	52	5	197
Net change in AOCI	(111)	(14)	335	(61)	5	154
AOCI balance, December 31, 2012	$ (714)	$ (173)	$ 598	$ (256)	$ (14)	$ (559)

Year Ended December 31, 2011	Unrecognized Net Pension and Postretirement Costs	Unrealized Net Gains (Losses) on Cash Flow Hedges	Unrealized Net Gains (Losses) on AFS Securities	FDIC's Share of Unrealized (Gains) Losses on AFS Securities	Other, net	Total
			(Dollars in millions)			
AOCI balance, January 1, 2011	$ (368)	$ (47)	$ (157)	$ (176)	$ 1	$ (747)
Transfers	—	—	21	—	(21)	—
OCI before reclassifications, net of tax	(256)	(141)	440	(50)	(3)	(10)
Amounts reclassified from AOCI:						
Personnel expense	34	—	—	—	—	34
Interest income	—	(26)	(4)	—	6	(24)
Interest expense	—	72	—	—	—	72
FDIC loss share income, net	—	—	—	50	—	50
Securities (gains) losses, net	—	—	(62)	—	—	(62)
Total before income taxes	34	46	(66)	50	6	70
Less: Income taxes	13	17	(25)	19	2	26
Net of income taxes	21	29	(41)	31	4	44
Net change in AOCI	(235)	(112)	420	(19)	(20)	34
AOCI balance, December 31, 2011	$ (603)	$ (159)	$ 263	$ (195)	$ (19)	$ (713)

NOTE 12. Income Taxes

The provision for income taxes comprised the following:

	Years Ended December 31, 2013	2012	2011
	(Dollars in millions)		
Current expense:			
Federal	$ 1,004	$ 273	$ 83
State	100	70	26
Foreign	3	2	2
Total current expense	1,107	345	111
Deferred expense:			
Federal	256	396	163
State	32	23	22
Total deferred expense	288	419	185
Provision for income taxes	$ 1,395	$ 764	$ 296

The foreign income tax expense is related to income generated on assets controlled by a foreign subsidiary.

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

	Years Ended December 31, 2013	2012	2011
	(Dollars in millions)		
Federal income taxes at statutory rate of 35%	$ 1,093	$ 977	$ 570
Increase (decrease) in provision for income taxes as a result of:			
State income taxes, net of Federal tax benefit	86	61	31
Federal tax credits	(152)	(126)	(115)
Tax exempt income	(128)	(133)	(135)
Nontaxable gain on termination of leveraged lease	—	(12)	(22)
Adjustments for uncertain tax positions	516	—	—
Other, net	(20)	(3)	(33)
Provision for income taxes	$ 1,395	$ 764	$ 296
Effective income tax rate	44.7 %	27.4 %	18.2 %

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities are reflected in the table below. Net deferred tax assets are included in other assets and net deferred tax liabilities are included in accounts payable and other liabilities on the Consolidated Balance Sheets.

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
Deferred tax assets:		
ALLL	$ 655	$ 771
Postretirement plans	180	432
Net unrealized loss on AFS securities	172	—
Equity-based compensation	152	144
Reserves and expense accruals	181	150
Net unrealized loss on cash flow hedges	—	105
Other	189	213
Total deferred tax assets	1,529	1,815
Deferred tax liabilities:		
Prepaid pension plan expense	431	373
MSRs	380	201
Lease financing	315	270
Loan fees and expenses	263	244
Identifiable intangible assets	128	161
Depreciation	59	57
Derivatives and hedging	45	163
Net unrealized gain on AFS securities	—	201
Other	61	70
Total deferred tax liabilities	1,682	1,740
Net deferred tax asset (liability)	$ (153)	$ 75

On a periodic basis, BB&T evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of current taxing authorities' examinations of BB&T's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to tax-advantaged transactions. The following table presents changes in unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31, 2013	2012	2011
	(Dollars in millions)		
Beginning balance of unrecognized tax benefits	$ 297	$ 301	$ 292
Additions based on tax positions related to current year	18	14	—
Additions for tax positions of prior years	343	—	6
Settlements	—	(5)	(1)
Unrecognized deferred tax benefits from business acquisitions	(14)	(13)	4
Ending balance of unrecognized tax benefits	$ 644	$ 297	$ 301

The amount of unrecognized Federal and state tax benefits that would have impacted the effective tax rate if recognized was $642 million, $297 million, and $299 million as of December 31, 2013, 2012 and 2011, respectively. The portion of the gross state unrecognized tax benefits that would be offset by the tax benefit of the federal deduction would not impact the effective tax rate. In addition, the Company had $213 million, $37 million and $39 million in liabilities for tax-related interest and penalties recorded on its Consolidated Balance Sheets at December 31, 2013, 2012, and 2011, respectively. Total net interest and penalties related to unrecognized tax benefits recognized in the 2013 Consolidated Statement of Income was $176 million. Total net interest and penalties related to unrecognized tax benefits recognized in the 2012 and 2011 Consolidated Statements of Income was immaterial. BB&T classifies interest and penalties related to income taxes as a component of the provision for income taxes in the Consolidated Statements of Income.

The IRS has completed its Federal income tax examinations of BB&T through 2007. Various years remain subject to examination by state taxing authorities. In February 2010, BB&T received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $892 million related to the disallowance of foreign tax credits and other deductions claimed by a subsidiary in connection with a financing transaction. BB&T paid the disputed tax, penalties and interest in March 2010 and filed a lawsuit seeking a refund in the U.S. Court of Federal Claims. On September 20, 2013, the court denied the refund claim. BB&T has filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit. As of December 31, 2013, the exposure for this financing transaction is fully reserved. Depending on the outcome of the appeals process, as well as the current IRS examination, it is reasonably possible that changes in the amount of unrecognized tax benefits, penalties and interest could result in a benefit of up to $750 million during the next twelve months. The ultimate resolution of these matters may take longer.

NOTE 13. Benefit Plans

Defined Benefit Retirement Plans

BB&T provides a defined benefit retirement plan qualified under the Internal Revenue Code that covers most employees. Benefits are based on years of service, age at retirement and the employee's compensation during the five highest consecutive years of earnings within the last ten years of employment.

In addition, supplemental retirement benefits are provided to certain key officers under supplemental defined benefit executive retirement plans, which are not qualified under the Internal Revenue Code. Although technically unfunded plans, a Rabbi Trust and insurance policies on the lives of the certain covered employees are available to finance future benefits.

The following actuarial assumptions were used to determine net periodic pension costs for the qualified pension plan:

	December 31,		
	2013	2012	2011
Weighted average assumed discount rate	4.25 %	4.82 %	5.52 %
Weighted average expected long-term rate of return on plan assets	8.00	8.00	8.00
Assumed long-term rate of annual compensation increases	4.50	4.50	4.50

The weighted average expected long-term rate of return on plan assets represents the average rate of return expected to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, BB&T considers long-term compound annualized returns of historical market data for each asset category, as well as historical actual returns on the plan assets. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for the plan based on target asset allocations contained in BB&T's Investment Policy Statement. The expected rate of return has been decreased to 7.75% for fiscal 2014.

Financial data relative to the defined benefit pension plans is summarized in the following tables for the years indicated. The qualified pension plan prepaid asset is recorded on the Consolidated Balance Sheets as a component of other assets and the nonqualified pension plans accrued liability is recorded on the Consolidated Balance Sheets as a component of other liabilities. The data is calculated using an actuarial measurement date of December 31.

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Net Periodic Pension Cost:			
Service cost	$ 150	$ 120	$ 105
Interest cost	120	110	103
Estimated return on plan assets	(257)	(200)	(197)
Net amortization and other	91	76	34
Net periodic benefit cost	104	106	45
Pre-Tax Amounts Recognized in Total Comprehensive Income:			
Net actuarial loss (gain)	(535)	270	388
Net amortization	(91)	(76)	(34)
Net amount recognized in OCI	(626)	194	354
Total net periodic pension costs (income) recognized in total comprehensive income, pre-tax	$ (522)	$ 300	$ 399

The following actuarial assumptions were used to determine benefit obligations:

	December 31,	
	2013	2012
Weighted average assumed discount rate	5.10 %	4.25 %
Assumed rate of annual compensation increases	5.00	4.50

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2013	2012	2013	2012
	(Dollars in millions)			
Projected benefit obligation, beginning of year	$ 2,548	$ 2,055	$ 287	$ 207
Service cost	139	113	11	7
Interest cost	107	100	12	10
Actuarial (gain) loss	(294)	296	2	70
Benefits paid	(63)	(57)	(8)	(7)
Acquisitions	—	41	—	—
Projected benefit obligation, end of year	$ 2,437	$ 2,548	$ 304	$ 287
Accumulated benefit obligation, end of year	$ 2,062	$ 2,166	$ 215	$ 213

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2013	2012	2013	2012
	(Dollars in millions)			
Fair value of plan assets, beginning of year	$ 2,952	$ 2,478	$ —	$ —
Actual return on plan assets	499	295	—	—
Employer contributions	345	202	8	7
Benefits paid	(63)	(57)	(8)	(7)
Acquisitions	—	34	—	—
Fair value of plan assets, end of year	$ 3,733	$ 2,952	$ —	$ —
Funded status at end of year	$ 1,296	$ 404	$ (304)	$ (287)

The following are the pre-tax amounts recognized in AOCI:

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2013	2012	2013	2012
	(Dollars in millions)			
Prior service credit (cost)	$ -	$ 1	$ (2)	$ (1)
Net actuarial loss	(377)	(993)	(117)	(128)
Net amount recognized	$ (377)	$ (992)	$ (119)	$ (129)

The following table presents the amount expected to be amortized from AOCI into net periodic pension cost during 2014:

	Qualified Pension Plan	Nonqualified Pension Plans
	(Dollars in millions)	
Net actuarial gain (loss)	$ (1)	$ (11)
Net amount expected to be amortized in 2014	$ (1)	$ (11)

Employer contributions to the qualified pension plan are in amounts between the minimum required for funding standard accounts and the maximum amount deductible for federal income tax purposes. Management was not required to make a contribution to the qualified pension plan during 2013; however, management made discretionary contributions of $345 million during 2013 and a discretionary contribution of $110 million during the first quarter of 2014. Management may make additional contributions in 2014. For the nonqualified plans, the employer contributions are based on benefit payments.

The following table reflects the estimated benefit payments for the periods presented:

	Qualified Pension Plan	Nonqualified Pension Plans
	(Dollars in millions)	
2014	$ 70	$ 11
2015	78	11
2016	86	12
2017	95	13
2018	104	14
2019-2023	673	95

BB&T's primary total return objective is to achieve returns that, over the long term, will fund retirement liabilities and provide for the desired plan benefits in a manner that satisfies the fiduciary requirements of the Employee Retirement Income Security Act of 1974. The plan assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Plan can assume a time horizon that extends well beyond a full market cycle, and can assume an above-average level of risk, as measured by the standard deviation of annual return. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help to generate a reasonable consistency of return. The investments are broadly diversified among economic sector, industry, quality and size in order to reduce risk and to produce incremental return. Within approved guidelines and restrictions, investment managers have wide discretion over the timing and selection of individual investments.

BB&T periodically reviews its asset allocation and investment policy and makes changes to its target asset allocation. BB&T has established guidelines within each asset category to ensure the appropriate balance of risk and reward. For the year ended December 31, 2013, the target asset allocations for the plan assets included a range of 40% to 52% for U.S. equity securities, 10% to 20% for international equity securities, 25% to 40% for fixed income securities, and 0% to 12% for alternative investments, which include real estate, hedge funds, private equities and commodities, with any remainder to be held in cash equivalents.

The fair value of the pension plan assets at December 31, 2013 and 2012 by asset category are reflected in the following tables. The three level fair value hierarchy that describes the inputs used to measure these plan assets is defined in Note 17 "Fair Value Disclosures."

	December 31, 2013				December 31, 2012			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(Dollars in millions)							
Cash and cash-equivalents	$ 74	$ 74	$ —	$ —	$ 89	$ 89	$ —	$ —
U.S. equity securities	1,701	1,701	—	—	1,226	1,226	—	—
International equity securities	741	626	115	—	570	462	108	—
Fixed income securities	1,090	94	996	—	951	126	825	—
Alternative investments	101	—	—	101	98	—	—	98
Total plan assets	$ 3,707	$ 2,495	$ 1,111	$ 101	$ 2,934	$ 1,903	$ 933	$ 98

U.S. equity securities include 3.7 million shares of BB&T common stock valued at $138 million and $107 million at December 31, 2013 and 2012, respectively. International equity securities include a common/commingled fund that consists of assets from several accounts, pooled together, to reduce management and administration costs. Total plan assets exclude accrued income of $26 million and $18 million at December 31, 2013 and 2012, respectively.

The following table presents the activity for Level 3 plan assets, all of which are in alternative investments:

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions)		
Balance at beginning of year	$ 98	$ 99	$ 124
Actual return on plan assets	11	7	9
Purchases, sales and settlements	(8)	(8)	(34)
Balance at end of year	$ 101	$ 98	$ 99

Defined Contribution Plans

BB&T offers a 401(k) Savings Plan and other defined contribution plans that permit employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, BB&T makes matching contributions of up to 6% of the employee's compensation. BB&T's contribution to the 401(k) Savings Plan and nonqualified defined contribution plans totaled $102 million, $97 million and $85 million for the years ended December 31, 2013, 2012 and 2011, respectively. BB&T also offers defined contribution plans to certain employees of subsidiaries who do not participate in the 401(k) Savings Plan.

Other benefits

There are various other employment contracts, deferred compensation arrangements and covenants not to compete with selected members of management and certain retirees. These plans and their obligations are not material to the financial statements.

NOTE 14. Commitments and Contingencies

BB&T utilizes a variety of financial instruments to meet the financing needs of clients and to reduce exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit and financial guarantees and derivatives. BB&T also has commitments to fund certain affordable housing investments and contingent liabilities related to certain sold loans.

Commitments to extend, originate or purchase credit are primarily lines of credit to businesses and consumers and have specified rates and maturity dates. Many of these commitments also have adverse change clauses, which allow BB&T to cancel the commitment due to deterioration in the borrowers' creditworthiness.

	December 31,	
	2013	2012
	(Dollars in millions)	
Letters of credit and financial guarantees written	$ 4,355	$ 5,164
Carrying amount of the liability for letter of credit guarantees	39	30
Investments related to affordable housing and historic building rehabilitation projects	1,302	1,223
Amount of future funding commitments included in investments related to affordable housing and historic rehabilitation projects	464	461
Lending exposure to these affordable housing projects	151	87
Tax credits subject to recapture related to affordable housing projects	250	193
Investments in private equity and similar investments	291	323
Future funding commitments to private equity and similar investments	245	129

Letters of credit and financial guarantees written are unconditional commitments issued by BB&T to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper issuance, bond financing and similar transactions, the majority of which are to tax exempt entities. The credit risk involved in the issuance of these guarantees is essentially the same as that involved in extending loans to clients and as such, the instruments are collateralized when necessary.

BB&T invests in certain affordable housing and historic building rehabilitation projects throughout its market area as a means of supporting local communities, and receives tax credits related to these investments. BB&T typically acts as a limited partner in these investments and does not exert control over the operating or financial policies of the partnerships. BB&T typically provides financing during the construction and development of the properties; however, permanent financing is generally obtained from independent third parties upon completion of a project. Tax credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level. BB&T's maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity. Loans to these entities are underwritten in substantially the same manner as are other loans and are generally secured.

BB&T has investments in and future funding commitments to certain private equity and similar investments. BB&T's risk exposure relating to such commitments is generally limited to the amount of investments and future funding commitments made.

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or interest rate. For additional disclosures related to BB&T's derivatives refer to Note 18 "Derivative Financial Instruments."

BB&T has sold certain mortgage-related loans that contain recourse provisions. These provisions generally require BB&T to reimburse the investor for a share of any loss that is incurred after the disposal of the property. BB&T also issues standard representations and warranties related to mortgage loan sales to GSEs. Refer to Note 6 "Loan Servicing" for additional disclosures related to these exposures.

In the ordinary course of business, BB&T indemnifies its officers and directors to the fullest extent permitted by law against liabilities arising from pending litigation. BB&T also issues standard representations and warranties in underwriting agreements, merger and acquisition agreements, loan sales, brokerage activities and other similar arrangements. Counterparties in many of these indemnification arrangements provide similar indemnifications to BB&T. Although these agreements often do not specify limitations, BB&T does not believe that any payments related to these guarantees would materially change the financial position or results of operations of BB&T.

Legal Proceedings

The nature of BB&T's business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. BB&T believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment as to what is in the best interests of BB&T and its shareholders.

On at least a quarterly basis, liabilities and contingencies in connection with outstanding legal proceedings are assessed utilizing the latest information available. For those matters where it is probable that BB&T will incur a loss and the amount of the loss can be reasonably estimated, a liability is recorded in the consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on at least a quarterly basis. For other matters, where a loss is not probable or the amount of the loss is not estimable, legal reserves are not accrued. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel and available insurance coverage, management believes that its established legal reserves are adequate and the liabilities arising from legal proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the consolidated financial position, consolidated results of operations or consolidated cash flows of BB&T.

NOTE 15. Regulatory Requirements and Other Restrictions

Branch Bank is required by the FRB to maintain reserve balances in the form of vault cash or deposits with the FRB based on specified percentages of certain deposit types, subject to various adjustments. At December 31, 2013, the net reserve requirement amounted to $303 million.

Branch Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both BB&T and Branch Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums, and to remain "well-capitalized" under the prompt corrective action regulations. BB&T does not expect that any of these laws, regulations or policies will materially affect the ability of Branch Bank to pay dividends.

BB&T is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated pursuant to regulatory directives. BB&T's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors. BB&T is in full compliance with these requirements. Banking regulations also identify five capital categories for insured depository institutions: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At December 31, 2013 and 2012, BB&T and Branch Bank were classified as "well-capitalized."

Quantitative measures established by regulation to ensure capital adequacy require BB&T to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average tangible assets (leverage ratio).

Risk-based capital ratios, which include Tier 1 Capital, Total Capital and Tier 1 Common Equity, are calculated based on regulatory guidance related to the measurement of capital and risk-weighted assets. During the second quarter of 2013, BB&T completed its reevaluation process related to calculating risk-weighted assets and determined that certain additional adjustments were required in order to conform to regulatory guidance. These adjustments resulted in an increase to risk-weighted assets and a decrease in BB&T's risk-based capital ratios.

	December 31, 2013				December 31, 2012			
	Actual Capital		Capital Requirements		Actual Capital		Capital Requirements	
	Ratio	Amount	Minimum	Well-Capitalized	Ratio	Amount	Minimum	Well-Capitalized
	(Dollars in millions)							
Tier 1 Capital:								
BB&T	11.8 %	$ 16,074	$ 5,460	$ 8,189	10.5 %	$ 14,373	$ 5,455	$ 8,182
Branch Bank	11.9	15,785	5,315	7,973	11.2	14,587	5,202	7,803
Total Capital:								
BB&T	14.3	19,514	10,919	13,649	13.4	18,267	10,909	13,637
Branch Bank	13.4	17,872	10,631	13,288	13.0	16,866	10,404	13,005
Leverage Capital:								
BB&T	9.3	16,074	6,897	8,621	8.2	14,373	7,001	8,751
Branch Bank	9.4	15,785	5,058	8,429	8.6	14,587	5,099	8,498

As an approved seller/servicer, Branch Bank is required to maintain minimum levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, GNMA, FHLMC and FNMA. At December 31, 2013 and 2012, Branch Bank's equity was above all required levels.

NOTE 16. Parent Company Financial Statements

Parent Company
Condensed Balance Sheets
December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
Assets:		
Cash and due from banks	$ —	$ 4,239
Interest-bearing deposits with banks	5,727	—
AFS securities at fair value	26	27
HTM securities at amortized cost	35	37
Investment in banking subsidiaries	22,314	21,189
Investment in other subsidiaries	1,281	1,837
Advances to / receivables from banking subsidiaries	106	44
Advances to / receivables from other subsidiaries	2,308	2,408
Other assets	194	246
Total assets	$ 31,991	$ 30,027
Liabilities and Shareholders' Equity:		
Short-term borrowed funds	$ 24	$ 37
Short-term borrowed funds due to subsidiaries	50	—
Dividends payable	—	170
Accounts payable and other liabilities	76	30
Long-term debt	9,032	8,567
Total liabilities	9,182	8,804
Total shareholders' equity	22,809	21,223
Total liabilities and shareholders' equity	$ 31,991	$ 30,027

Parent Company
Condensed Income Statements
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
		(Dollars in millions)	
Income:			
Dividends from banking subsidiaries	$ 1,220	$ 1,720	$ 620
Dividends from other subsidiaries	79	81	278
Interest and other income from subsidiaries	67	79	107
Other income	14	1	8
Total income	1,380	1,881	1,013
Expenses:			
Interest expense	219	239	334
Other expenses	50	52	34
Total expenses	269	291	368
Income before income taxes and equity in undistributed earnings of subsidiaries	1,111	1,590	645
Income tax benefit	2	20	26
Income before equity in undistributed earnings of subsidiaries	1,113	1,610	671
Equity in undistributed earnings of subsidiaries in excess of dividends from subsidiaries	616	418	661
Net income	1,729	2,028	1,332
Noncontrolling interests	50	49	43
Dividends on preferred stock	117	63	—
Net income available to common shareholders	$ 1,562	$ 1,916	$ 1,289

Parent Company
Condensed Statements of Comprehensive Income
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
		(Dollars in millions)	
Net Income	$ 1,729	$ 2,028	$ 1,332
OCI, Net of Tax:			
Change in unrecognized pension and postretirement amounts	(4)	—	—
Change in unrecognized gains (losses) on cash flow hedges	—	(2)	(1)
Other, net	1	1	(8)
Total OCI	(3)	(1)	(9)
Total comprehensive income	$ 1,726	$ 2,027	$ 1,323
Income Tax Effect of Items Included in OCI			
Change in unrecognized pension and postretirement amounts	$ (1)	$ —	$ —
Change in unrecognized gains (losses) on cash flow hedges	—	(1)	—
Other, net	—	—	(4)

Parent Company
Condensed Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(Dollars in millions)		
Cash Flows From Operating Activities:			
Net income	$ 1,729	$ 2,028	$ 1,332
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries in excess of dividends from subsidiaries	(616)	(418)	(661)
Net change in other assets	95	265	63
Net change in accounts payable and accrued liabilities	42	(71)	(3)
Other, net	(79)	(228)	20
Net cash from operating activities	1,171	1,576	751
Cash Flows From Investing Activities:			
Proceeds from sales, calls and maturities of AFS securities	24	26	49
Purchases of AFS securities	(24)	(26)	(48)
Proceeds from maturities, calls and paydowns of HTM securities	2	4	24
Investment in subsidiaries	(4)	(30)	(12)
Advances to subsidiaries	(5,815)	(10,785)	(20,306)
Proceeds from repayment of advances to subsidiaries	5,898	11,325	22,637
Net cash from business combinations	—	51	—
Net cash from divestitures	9	—	—
Net cash from investing activities	90	565	2,344
Cash Flows From Financing Activities:			
Net change in long-term debt	499	(2,764)	1,121
Net change in short-term borrowed funds	(13)	(259)	(509)
Net change in advances from subsidiaries	50	(72)	69
Net proceeds from common stock issued	108	15	22
Net proceeds from preferred stock issued	487	2,116	—
Cash dividends paid on common and preferred stock	(912)	(564)	(446)
Other, net	8	62	—
Net cash from financing activities	227	(1,466)	257
Net Change in Cash and Cash Equivalents	1,488	675	3,352
Cash and Cash Equivalents at Beginning of Year	4,239	3,564	212
Cash and Cash Equivalents at End of Year	$ 5,727	$ 4,239	$ 3,564

NOTE 17. Fair Value Disclosures

Various assets and liabilities are carried at fair value, including prime residential mortgage and commercial mortgage loans originated as LHFS. Accounting standards define fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three level valuation input hierarchy.

The following tables present fair value information for assets and liabilities measured on a recurring basis:

December 31, 2013	Total	Level 1	Level 2	Level 3
	(Dollars in millions)			
Assets:				
Trading securities	$ 381	$ 256	$ 125	$ —
AFS securities:				
U.S. Treasury	595	—	595	—
MBS issued by GSE	17,929	—	17,929	—
States and political subdivisions	1,851	—	1,851	—
Non-agency MBS	291	—	291	—
Other	45	10	35	—
Covered	1,393	—	532	861
LHFS	1,222	—	1,222	—
Residential MSRs	1,047	—	—	1,047
Derivative assets:				
Interest rate contracts	862	—	859	3
Foreign exchange contracts	2	—	2	—
Private equity and similar investments	291	—	—	291
Total assets	$ 25,909	$ 266	$ 23,441	$ 2,202
Liabilities:				
Derivative liabilities:				
Interest rate contracts	$ 967	$ —	$ 953	$ 14
Foreign exchange contracts	3	—	3	—
Short-term borrowings	84	—	84	—
Total liabilities	$ 1,054	$ —	$ 1,040	$ 14

December 31, 2012	Total	Level 1	Level 2	Level 3
	(Dollars in millions)			
Assets:				
Trading securities	$ 497	$ 302	$ 194	$ 1
AFS securities:				
U.S. Treasury	281	—	281	—
GSE	9	—	9	—
MBS issued by GSE	20,930	—	20,930	—
States and political subdivisions	2,011	—	2,011	—
Non-agency MBS	312	—	312	—
Other	3	2	1	—
Covered	1,591	—	597	994
LHFS	3,761	—	3,761	—
Residential MSRs	627	—	—	627
Derivative assets:				
Interest rate contracts	1,446	—	1,391	55
Foreign exchange contracts	4	—	4	—
Private equity and similar investments	323	—	—	323
Total assets	$ 31,795	$ 304	$ 29,491	$ 2,000
Liabilities:				
Derivative liabilities:				
Interest rate contracts	$ 1,434	$ —	$ 1,433	$ 1
Foreign exchange contracts	3	—	3	—
Short-term borrowings	98	—	98	—
Total liabilities	$ 1,535	$ —	$ 1,534	$ 1

The following discussion focuses on the valuation techniques and significant inputs for Level 2 and Level 3 assets and liabilities.

A third-party pricing service is generally utilized in determining the fair value of the securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used, or some inputs may not be applicable. In the event that market observable data was not available, which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management.

Trading securities: Trading securities are composed of various types of debt and equity securities, but the majority consists of debt securities issued by the U.S. Treasury, GSEs, or states and political subdivisions. The valuation techniques used for these investments are more fully discussed below.

U.S. Treasury securities: Treasury securities are valued using quoted prices in active over the counter markets.

GSE securities and MBS issued by GSE: GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE CMOs are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above.

States and political subdivisions: These securities are valued using market-based pricing matrices that are based on observable inputs including MSRB reported trades, issuer spreads, material event notices and benchmark yield curves.

Non-agency MBS: Pricing matrices for these securities are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above.

Other securities: These securities consist primarily of mutual funds and corporate bonds. These securities are valued based on a review of quoted market prices for assets as well as through the various other inputs discussed previously.

Covered securities: Covered securities are covered by FDIC loss sharing agreements and consist of re-remic non-agency MBS, municipal securities and non-agency MBS. Covered state and political subdivision securities and certain non-agency MBS are valued in a manner similar to the approach described above for those asset classes. The re-remic non-agency MBS, which are categorized as Level 3, were valued based on broker dealer quotes that reflected certain unobservable market inputs. Sensitivity to changes in the fair value of covered securities is significantly offset by changes in BB&T's indemnification asset from the FDIC.

LHFS: Certain mortgage loans are originated to be sold to investors, which are carried at fair value. The fair value is primarily based on quoted market prices for securities backed by similar types of loans. The changes in fair value of these assets are largely driven by changes in interest rates subsequent to loan funding and changes in the fair value of servicing associated with the mortgage LHFS.

Residential MSRs: The fair value of residential MSRs is estimated using an OAS valuation model to project MSR cash flows over multiple interest rate scenarios, which are then discounted at risk-adjusted rates. The OAS model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. Fair value estimates and assumptions are compared to industry surveys, recent market activity, actual portfolio experience and, when available, other observable market data.

Derivative assets and liabilities: The fair values of derivatives are determined based on quoted market prices and internal pricing models that are primarily sensitive to market observable data. The fair values of interest rate lock commitments, which are related to mortgage loan commitments and are categorized as Level 3, are based on quoted market prices adjusted for commitments that are not expected to fund and include the value attributable to the net servicing fees.

Private equity and similar investments: Private equity and similar investments are measured at fair value based on the investment's net asset value. In many cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the company to multiples in the marketplace for similar entities. This analysis requires significant judgment and actual values in a sale could differ materially from those estimated.

Short-term borrowings: Short-term borrowings represent debt securities sold short that are entered into as a hedging strategy for the purposes of supporting institutional and retail client trading activities.

The following tables summarize activity for level 3 assets and liabilities:

Year Ended December 31, 2013	Trading	Covered Securities	Residential MSRs	Net Derivatives	Private Equity and Similar Investments
	(Dollars in millions)				
Balance at January 1, 2013	$ 1	$ 994	$ 627	$ 54	$ 323
Total realized and unrealized gains (losses):					
Included in earnings:					
Interest income	—	37	—	—	—
Mortgage banking income	—	—	229	21	—
Other noninterest income	—	—	—	—	33
Included in unrealized net holding gains (losses) in OCI	—	(14)	—	—	—
Purchases	40	—	—	—	58
Issuances	—	—	336	65	—
Sales	(41)	—	—	—	(59)
Settlements	—	(156)	(145)	(151)	(64)
Balance at December 31, 2013	$ —	$ 861	$ 1,047	$ (11)	$ 291
Change in unrealized gains (losses) included in earnings for the period, attributable to assets and liabilities still held at December 31, 2013	$ —	$ 37	$ 229	$ (11)	$ 22

Year Ended December 31, 2012	Trading	Covered Securities	Residential MSRs	Net Derivatives	Private Equity and Similar Investments
	(Dollars in millions)				
Balance at January 1, 2012	$ 1	$ 984	$ 563	$ 59	$ 261
Total realized and unrealized gains (losses):					
Included in earnings:					
Interest income	—	48	—	—	—
Mortgage banking income	—	—	(32)	458	—
Other noninterest income	—	—	—	—	21
Included in unrealized net holding gains (losses) in OCI	—	88	—	—	—
Purchases	4	—	—	—	101
Issuances	—	—	270	308	—
Sales	(4)	—	—	—	(59)
Settlements	—	(126)	(174)	(771)	(1)
Balance at December 31, 2012	$ 1	$ 994	$ 627	$ 54	$ 323
Change in unrealized gains (losses) included in earnings for the period, attributable to assets and liabilities still held at December 31, 2012	$ —	$ 48	$ (32)	$ 54	$ 12

Year Ended December 31, 2011	Trading	States & Political Subdivisions	Other Securities	Covered Securities	Residential MSRs	Net Derivatives	Private Equity and Similar Investments
	(Dollars in millions)						
Balance at January 1, 2011	$ 11	$ 119	$ 7	$ 954	$ 830	$ (25)	$ 266
Total realized and unrealized gains (losses):							
Included in earnings:							
Interest income	—	—	—	54	—	—	—
Mortgage banking income	—	—	—	—	(341)	151	—
Other noninterest income	(3)	—	—	—	—	—	64
Included in OCI	—	(9)	(1)	24	—	—	—
Purchases	7	—	—	—	—	—	61
Issuances	—	—	—	—	225	110	—
Sales	(14)	—	—	—	—	—	(112)
Settlements	—	(53)	(1)	(48)	(151)	(177)	(15)
Transfers into Level 3	—	—	—	—	—	—	1
Transfers out of Level 3	—	(57)	(5)	—	—	—	(4)
Balance at December 31, 2011	$ 1	$ —	$ —	$ 984	$ 563	$ 59	$ 261
Change in unrealized gains (losses) included in earnings for the period, attributable to assets and liabilities still held at December 31, 2011	$ —	$ —	$ —	$ 54	$ (341)	$ 59	$ 39

BB&T's policy is to recognize transfers in and transfers out of Levels 1, 2 and 3 as of the end of a reporting period. During the years ended December 31, 2013 and 2012, BB&T did not have any material transfer of securities between levels in the fair value hierarchy. During the year ended December 31, 2011, BB&T transferred certain state and political subdivision securities out of Level 3 as a result of management's decision to reclassify them from AFS to HTM classification, which is not recorded at fair value. There were no gains or losses recognized as a result of this transfer.

BB&T's private equity and similar investments are primarily in SBIC qualified funds, which focus on equity and subordinated debt investments in privately-held middle market companies. These investments generally are not redeemable and distributions are received as the underlying assets of the funds liquidate. The timing of distributions, which are expected to occur on various dates through 2025, is uncertain and dependent on various events such as recapitalizations, refinance transactions and ownership changes among others. Excluding the investment of future funds, BB&T estimates these investments have a weighted average remaining life of approximately three years; however, the timing and amount of distributions may vary significantly. As of December 31, 2013, restrictions on the ability to sell the investments include, but are not limited to, consent of a majority member or general partner approval for transfer of ownership. BB&T's investments are spread over numerous privately-held middle market companies, and thus the sensitivity to a change in fair value for any single investment is limited. The significant unobservable inputs for these investments are EBITDA multiples that ranged from 2x to 10x, with a weighted average of 7x, at December 31, 2013.

The following table details the fair value and UPB of LHFS that were elected to be carried at fair value:

	December 31, 2013			December 31, 2012		
	Fair Value	Aggregate UPB	Difference	Fair Value	Aggregate UPB	Difference
	(Dollars in millions)					
LHFS reported at fair value	$ 1,222	$ 1,223	$ (1)	$ 3,761	$ 3,652	$ 109

Excluding government guaranteed, there were no LHFS that were nonaccrual or 90 days or more past due and still accruing interest.

The following table provides information about certain financial assets measured at fair value on a nonrecurring basis, which are considered to be Level 3 assets (excludes covered):

	As Of / For The Year Ended December 31,			
	2013		2012	
	Carrying Value	Valuation Adjustments	Carrying Value	Valuation Adjustments
	(Dollars in millions)			
Impaired loans	$ 50	$ (41)	$ 137	$ (109)
Foreclosed real estate	71	(6)	107	(147)

Additionally, accounting standards require the disclosure of the estimated fair value of financial instruments that are not recorded at fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity. For the financial instruments not recorded at fair value, estimates of fair value are based on relevant market data and information about the instrument and are based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments.

No readily available market exists for a significant portion of BB&T's financial instruments. Fair value estimates for these instruments are based on current economic conditions, currency and interest rate risk characteristics, loss experience and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. In addition, changes in assumptions could significantly affect these fair value estimates. The following methods and assumptions were used in estimating the fair value of these financial instruments.

Cash and cash equivalents and restricted cash: For these short-term instruments, the carrying amounts are a reasonable estimate of fair values.

HTM securities: The fair values of HTM securities are based on a market approach using observable inputs such as benchmark yields and securities, TBA prices, reported trades, issuer spreads, current bids and offers, monthly payment information and collateral performance.

Loans receivable: The fair values for loans are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms and credit quality, which are deemed to be indicative of orderly transactions in the current market. For commercial loans and leases, discount rates may be adjusted to address additional credit risk on lower risk grade instruments. For residential mortgage and other consumer loans, internal prepayment risk models are used to adjust contractual cash flows. Loans are aggregated into pools of similar terms and credit quality and discounted using a LIBOR based rate. The carrying amounts of accrued interest approximate fair values.

FDIC loss share receivable/payable: The fair values of the receivable and payable are estimated using discounted cash flow analyses, applying a risk free interest rate that is adjusted for the uncertainty in the timing and amount of these cash flows. The expected cash flows to/from the FDIC related to loans were estimated using the same assumptions that were used in determining the accounting values for the related loans. The expected cash flows to/from the FDIC related to securities are based upon the fair value of the related securities and the payment that would be required if the securities were sold for that amount. The loss share agreements are not transferrable and, accordingly, there is no market for the receivable or payable.

Deposit liabilities: The fair values for demand deposits, interest-checking accounts, savings accounts and certain money market accounts are, by definition, equal to the amount payable on demand. Fair values for CDs are estimated using a discounted cash flow calculation that applies current interest rates to aggregate expected maturities. In addition, nonfinancial instruments such as core deposit intangibles are not recorded at fair value. BB&T has developed long-term relationships with its customers through its deposit base and, in the opinion of management, these items add significant value to BB&T.

Short-term borrowings: The carrying amounts of Federal funds purchased, borrowings under repurchase agreements and other short-term borrowed funds approximate their fair values.

Long-term debt: The fair values of long-term debt are estimated based on quoted market prices for the instrument if available, or for similar instruments if not available, or by using discounted cash flow analyses, based on current incremental borrowing rates for similar types of instruments.

Contractual commitments: The fair values of commitments are estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair values also consider the difference between current levels of interest rates and the committed rates. The fair values of guarantees and letters of credit are estimated based on the counterparties' creditworthiness and average default rates for loan products with similar risks. These respective fair value measurements are categorized within Level 3 of the fair value hierarchy.

Financial assets and liabilities not recorded at fair value are summarized below:

December 31, 2013	Carrying Amount	Total Fair Value	Level 2	Level 3
	(Dollars in millions)			
Financial assets:				
HTM securities	$ 18,101	$ 17,530	$ 17,491	$ 39
Loans and leases, net of ALLL excluding covered loans	112,264	112,261	—	112,261
Covered loans, net of ALLL	1,921	2,200	—	2,200
FDIC loss share receivable	843	464	—	464
Financial liabilities:				
Deposits	127,475	127,810	127,810	—
FDIC loss share payable	669	652	—	652
Long-term debt	21,493	22,313	22,313	—

December 31, 2012	Carrying Amount	Total Fair Value	Level 2	Level 3
	(Dollars in millions)			
Financial assets:				
HTM securities	$ 13,594	$ 13,848	$ 13,810	$ 38
Loans and leases, net of ALLL excluding covered loans	109,419	109,621	—	109,621
Covered loans, net of ALLL	3,166	3,661	—	3,661
FDIC loss share receivable	1,106	751	—	751
Financial liabilities:				
Deposits	133,075	133,377	133,377	—
FDIC loss share payable	627	602	—	602
Long-term debt	19,114	20,676	20,676	—

The following is a summary of selected information pertaining to off-balance sheet financial instruments:

	December 31, 2013		December 31, 2012	
	Notional/ Contract Amount	Fair Value	Notional/ Contract Amount	Fair Value
	(Dollars in millions)			
Commitments to extend, originate or purchase credit	$ 45,333	$ 86	$ 41,410	$ 74
Residential mortgage loans sold with recourse	783	13	1,019	12
Other loans sold with recourse	4,594	9	4,970	13
Letters of credit and financial guarantees written	4,355	39	5,164	30

NOTE 18. Derivative Financial Instruments

Derivative Classifications and Hedging Relationships

	Hedged Item or Transaction	December 31, 2013 Notional Amount	December 31, 2013 Fair Value Gain	December 31, 2013 Fair Value Loss	December 31, 2012 Notional Amount	December 31, 2012 Fair Value Gain	December 31, 2012 Fair Value Loss
		(Dollars in millions)					
Cash flow hedges:							
Interest rate contracts:							
Pay fixed swaps	3 mo. LIBOR funding	$ 4,300	$ —	$ (203)	$ 6,035	$ —	$ (298)
Fair value hedges:							
Interest rate contracts:							
Receive fixed swaps and option trades	Long-term debt	6,822	102	(3)	800	182	—
Pay fixed swaps	Commercial loans	178	—	(3)	187	—	(7)
Pay fixed swaps	Municipal securities	345	—	(83)	345	—	(153)
Total		7,345	102	(89)	1,332	182	(160)
Not designated as hedges:							
Client-related and other risk management:							
Interest rate contracts:							
Receive fixed swaps		8,619	370	(37)	9,352	687	—
Pay fixed swaps		8,401	31	(396)	9,464	—	(717)
Other		2,010	8	(10)	3,400	24	(28)
Foreign exchange contracts		384	2	(3)	534	4	(3)
Total		19,414	411	(446)	22,750	715	(748)
Mortgage banking:							
Interest rate contracts:							
Interest rate lock commitments		1,869	3	(14)	6,064	55	(1)
When issued securities, forward rate agreements and forward commitments		3,100	34	(7)	8,886	10	(19)
Other		531	8	(7)	215	6	(2)
Total		5,500	45	(28)	15,165	71	(22)
MSRs:							
Interest rate contracts:							
Receive fixed swaps		6,139	36	(141)	5,178	110	(27)
Pay fixed swaps		5,449	89	(29)	5,389	7	(94)
Option trades		9,415	181	(31)	14,510	363	(88)
Futures contracts		—	—	—	30	—	—
When issued securities, forward rate agreements and forward commitments		1,756	—	(3)	2,406	2	—
Total		22,759	306	(204)	27,513	482	(209)
Total nonhedging derivatives		47,673	762	(678)	65,428	1,268	(979)
Total derivatives		$ 59,318	864	(970)	$ 72,795	1,450	(1,437)
Gross amounts not offset in the Consolidated Balance Sheets:							
Amounts subject to master netting arrangements not offset due to policy election			(514)	514		(797)	797
Cash collateral (received) posted			(44)	386		(41)	607
Net amount			$ 306	$ (70)		$ 612	$ (33)

Assets and liabilities related to derivatives are presented on a gross basis in the Consolidated Balance Sheets. Cash collateral posted for derivative instruments in a loss position is reported as Restricted cash. Derivatives with dealer counterparties are governed by the terms of ISDA master netting agreements and Credit Support Annexes. The ISDA Agreement allows counterparties to offset trades in a gain against trades in a loss to determine net exposure and allows for the right of setoff in the event of either a default or an additional termination event. Credit Support Annexes govern the terms of daily collateral posting practices. Collateral practices mitigate the potential loss impact to affected parties by requiring liquid collateral to be posted on a scheduled basis to secure the aggregate net unsecured exposure. In addition to collateral, the right of setoff allows counterparties to offset derivative values transacted with a defaulting party with certain other contractual receivables from or obligations due to the defaulting party in determining the net termination amount. No portion of the change in fair value of the derivatives has been excluded from effectiveness testing. The ineffective portion was immaterial for all periods presented.

The Effect of Derivative Instruments on the Consolidated Statements of Income
Years Ended December 31, 2013, 2012 and 2011

	Effective Portion						
	Pre-tax Gain (Loss) Recognized in OCI			Location of Amounts Reclassified from AOCI into Income	Pre-tax Gain (Loss) Reclassified from AOCI into Income		
	2013	2012	2011		2013	2012	2011
				(Dollars in millions)			
Cash Flow Hedges:							
Interest rate contracts	$ 204	$ (84)	$ (225)	Total interest income	$ —	$ 11	$ 26
				Total interest expense	(77)	(72)	(72)
					$ (77)	$ (61)	$ (46)

	Location of Amounts Recognized in Income	Pre-tax Gain (Loss) Recognized in Income		
		2013	2012	2011
		(Dollars in millions)		
Fair Value Hedges:				
Interest rate contracts	Total interest income	$ (21)	$ (21)	$ (21)
	Total interest expense	141	288	314
		$ 120	$ 267	$ 293
Not Designated as Hedges:				
Client-related and other risk management:				
Interest rate contracts	Other income	$ 26	$ 35	$ 10
Foreign exchange contracts	Other income	11	9	6
Mortgage Banking:				
Interest rate contracts	Mortgage banking income	(27)	59	(70)
MSRs:				
Interest rate contracts	Mortgage banking income	(197)	128	394
		$ (187)	$ 231	$ 340

The following table provides a summary of derivative strategies and the related accounting treatment:

	Cash Flow Hedges	Fair Value Hedges	Derivatives Not Designated as Hedges
Risk exposure	Variability in cash flows of interest payments on floating rate business loans, overnight funding, FHLB advances, medium-term bank notes and long-term debt.	Losses in value on fixed rate long-term debt, CDs, FHLB advances, loans and state and political subdivision securities due to changes in interest rates.	Risk associated with an asset or liability, including mortgage banking operations and MSRs, or for client needs. Includes exposure to changes in market rates and conditions subsequent to the interest rate lock and funding date for mortgage loans originated for sale.
Risk management objective	Hedge the variability in the interest payments and receipts on future cash flows for forecasted transactions related to the first unhedged payments and receipts of variable interest.	Convert the fixed rate paid or received to a floating rate, primarily through the use of swaps.	For interest rate lock commitment derivatives and LHFS, use mortgage-based derivatives such as forward commitments and options to mitigate market risk. For MSRs, mitigate the income statement effect of changes in the fair value of the MSRs.
Treatment for portion that is highly effective	Recognized in OCI until the related cash flows from the hedged item are recognized in earnings.	Recognized in current period income along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged.	Entire change in fair value recognized in current period income.
Treatment for portion that is ineffective	Recognized in current period income.	Recognized in current period income.	Not applicable
Treatment if hedge ceases to be highly effective or is terminated	Hedge is dedesignated. Effective changes in value that are recorded in OCI before dedesignation are amortized to yield over the period the forecasted hedged transactions impact earnings.	If hedged item remains outstanding, termination proceeds are included in cash flows from financing activities and effective changes in value are reflected as part of the carrying value of the financial instrument and amortized to earnings over its estimated remaining life.	Not applicable
Treatment if transaction is no longer probable of occurring during forecast period or within a short period thereafter	Hedge accounting is ceased and any gain or loss in OCI is reported in earnings immediately.	Not applicable	Not applicable

The following table presents information about BB&T's cash flow hedges:

	December 31, 2013	December 31, 2012
	(Dollars in millions)	
Cash flow hedges:		
Net unrecognized after-tax gain (loss), including both active and terminated hedges, on derivatives classified as cash flow hedges recorded in OCI	$ 2	$ (173)
Estimated after-tax gain (loss) to be reclassified from OCI into earnings during the next 12 months, including active hedges and hedges that were terminated early for which the forecasted transactions are still probable	(50)	(37)
Maximum length of time over which the entity has hedged a portion of its variability in future cash flows for forecasted transactions excluding those transactions relating to the payment of variable interest on existing financial instruments.	7 yrs	— yrs

The following table presents information about BB&T's terminated hedge activity:

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Dollars in millions)	
Cash flow hedges:		
Pre-tax deferred gain from terminated cash flow hedges recorded in OCI	$ 198	$ —
Fair value hedges:		
Pre-tax deferred gain from terminated fair value hedges related to long-term debt	—	85
Pre-tax reduction of interest expense recognized from previously unwound fair value debt hedges	89	256

Derivatives Credit Risk – Dealer Counterparties

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable to the same counterparty. The risk of loss is addressed by subjecting dealer counterparties to credit reviews and approvals similar to those used in making loans or other extensions of credit and by requiring collateral. Dealer counterparties operate under agreements to provide cash and/or liquid collateral when unsecured loss positions exceed negotiated limits.

Derivative contracts with dealer counterparties settle on a monthly, quarterly or semiannual basis, with daily movement of collateral between counterparties required within established netting agreements. BB&T only transacts with dealer counterparties that are national market makers with strong credit ratings.

Derivatives Credit Risk – Central Clearing Parties

Certain derivatives are cleared through central clearing parties that require initial margin collateral, as well as additional collateral for trades in a net loss position. Initial margin collateral requirements are established by central clearing parties on varying bases, with such amounts generally designed to offset the risk of non-payment. Initial margin is generally calculated by applying the maximum loss experienced in value over a specified time horizon to the portfolio of existing trades. The central clearing party used for TBA transactions does not post variation margin to the bank.

	December 31,	
	2013	2012
	(Dollars in millions)	
Cash collateral received from dealer counterparties	$ 44	$ 44
Derivatives in a net gain position secured by that collateral	46	42
Unsecured positions in a net gain with dealer counterparties after collateral postings	3	—
Cash collateral posted to dealer counterparties	356	603
Derivatives in a net loss position secured by that collateral	357	610
Additional collateral that would have been posted had BB&T's credit ratings dropped below investment grade	4	10
Cash collateral, including initial margin, posted to central clearing parties	43	111
Derivatives in a net loss position secured by that collateral	43	7
Securities pledged to central clearing parties	82	—

NOTE 19. Computation of EPS

Basic and diluted EPS calculations are presented in the following table:

	Years Ended December 31,		
	2013	2012	2011
	(Dollars in millions, except per share data, shares in thousands)		
Net income available to common shareholders	$ 1,562	$ 1,916	$ 1,289
Weighted average number of common shares	703,042	698,739	696,532
Effect of dilutive outstanding equity-based awards	11,321	10,138	8,636
Weighted average number of diluted common shares	714,363	708,877	705,168
Basic EPS	$ 2.22	$ 2.74	$ 1.85
Diluted EPS	$ 2.19	$ 2.70	$ 1.83
Anti-dilutive awards	28,456	36,589	40,895

NOTE 20. Operating Segments

BB&T's operations are divided into six reportable business segments that have been identified based on BB&T's organizational structure. The segments require unique technology and marketing strategies and offer different products and services through a number of distinct branded LOBs. While BB&T is managed as an integrated organization, individual executive managers are held accountable for the operations of these business segments.

BB&T emphasizes revenue growth by focusing on client service, sales effectiveness and relationship management along with an organizational focus on referring clients between LOBs. The business objective is to provide BB&T's entire suite of products to our clients with the end goal of providing our clients the best financial experience in the marketplace. The segment results contained herein are presented based on internal management accounting policies that were designed to support these strategic objectives. Unlike financial accounting, there is no comprehensive authoritative body of guidance for management accounting equivalent to GAAP. The performance of the segments is not comparable with BB&T's consolidated results or with similar information presented by any other financial institution. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

The management accounting process uses various estimates and allocation methodologies to measure the performance of the operating segments. To determine financial performance for each segment, BB&T allocates capital, funding charges and credits, an allocated provision for loan and lease losses, certain noninterest expenses and income tax provisions to each segment, as applicable. To promote revenue growth, certain revenues are reflected in noninterest income in the individual segment results and also allocated to Community Banking and Financial Services. These allocated revenues are reflected in intersegment net referral fees and eliminated in Other, Treasury and Corporate. Additionally certain client groups of Community Banking have also been identified as clients of other LOBs within the business segments. These client groups include the commercial clients being serviced within the Commercial Finance LOB that is part of the Specialized Lending segment and the identified wealth and private banking clients of the Wealth Division within the Financial Services segment. The net interest income and associated net FTP associated with these customers' loans and deposits is accounted for in Community Banking in the respective line categories of net interest income (expense) and net intersegment interest income (expense). For the Commercial Finance LOB and the Wealth Division, NIM and net intersegment interest income have been combined in the net intersegment interest income (expense) line with an appropriate offsetting amount to the Other, Treasury and Corporate line item to ensure consolidated totals reflect the Company's total NIM for loans and deposits. Allocation methodologies are subject to periodic adjustment as the internal management accounting system is revised and business or product lines within the segments change. Also, because the development and application of these methodologies is a dynamic process, the financial results presented may be periodically revised.

BB&T utilizes an FTP system to eliminate the effect of interest rate risk from the segments' net interest income because such risk is centrally managed within the Treasury function. The FTP system credits or charges the segments with the economic value or cost of the funds the segments create or use. The net FTP credit or charge, which includes intercompany interest income and expense, is reflected as net intersegment income (expense) in the accompanying tables.

The allocated provision for loan and lease losses is also allocated to the relevant segments based on management's assessment of the segments' credit risks. The allocated provision is designed to achieve a high degree of correlation between the loan loss experience and the GAAP basis provision at the segment level, while at the same time providing management with a measure of operating performance that gives appropriate consideration to the risks inherent in each of the Company's operating segments. Any over or under allocated provision for loan and lease losses is reflected in Other, Treasury and Corporate to arrive at consolidated results.

BB&T allocates expenses to the reportable segments based on various methodologies, including volume and amount of loans and deposits and the number of full-time equivalent employees. Allocation systems are refined from time to time along with further identification of certain cost pools. These cost pools and refinements are implemented to provide for improved managerial reporting of cost to the appropriate business segments. A portion of corporate overhead expense is not allocated, but is retained in corporate accounts and reflected as Other, Treasury and Corporate in the accompanying tables. The majority of depreciation expense is recorded in support units and allocated to the segments as part of allocated corporate expense. Income taxes are allocated to the various segments based on taxable income and statutory rates applicable to the segment.

Community Banking

Community Banking serves individual and business clients by offering a variety of loan and deposit products and other financial services. Community Banking is primarily responsible for serving client relationships and, therefore, is credited with certain revenue from the Residential Mortgage Banking, Financial Services, Insurance Services, Specialized Lending, and other segments, which is reflected in net referral fees.

Residential Mortgage Banking

Residential Mortgage Banking retains and services mortgage loans originated by Community Banking as well as those purchased from various correspondent originators. Mortgage loan products include fixed and adjustable rate government and conventional loans for the purpose of constructing, purchasing or refinancing residential properties. Substantially all of the properties are owner occupied. BB&T generally retains the servicing rights to loans sold. Residential Mortgage Banking earns interest on loans held in the warehouse and portfolio, earns fee income from the origination and servicing of mortgage loans and recognizes gains or losses from the sale of mortgage loans.

Dealer Financial Services

Dealer Financial Services originates loans to consumers on a prime and nonprime basis for the purchase of automobiles. Such loans are originated on an indirect basis through approved franchised and independent automobile dealers throughout the BB&T market area and nationally through Regional Acceptance Corporation. This segment also originates loans for the purchase of boats and recreational vehicles originated through dealers in BB&T's market area. In addition, financing and servicing to dealers for their inventories is provided through a joint relationship between Dealer Financial Services and Community Banking.

Specialized Lending

BB&T's Specialized Lending consists of LOBs and subsidiaries that provide specialty finance products to consumers and businesses. The LOBs include Commercial Finance and Governmental Finance. Commercial Finance structures and manages asset-based working capital financing, supply chain financing, export-import finance, accounts receivable management and credit enhancement. Commercial Finance also contains the Mortgage Warehouse Lending business, which provides short-term lending solutions to finance first-lien residential mortgage loans held for sale by independent mortgage companies. Governmental Finance provides tax-exempt financing to meet the capital project needs of local governments. Operating subsidiaries include BB&T Equipment Finance, which provides equipment leasing largely within BB&T's banking footprint; Sheffield Financial, a dealer-based financer of equipment for both small businesses and consumers; Prime Rate Premium Finance Corporation, which includes AFCO and CAFO, insurance premium finance LOBs that provide funding to businesses in the United States and Canada and to consumers in certain markets within BB&T's banking footprint; and Grandbridge, a full-service commercial mortgage banking lender providing loans on a national basis. Lendmark Financial Services, a direct consumer finance lending company, was sold during the fourth quarter of 2013, resulting in the sale of $500 million of loans and the transfer of $230 million of loans to Residential Mortgage Banking. Branch Bank clients as well as nonbank clients within and outside BB&T's primary geographic market area are served by these LOBs. The Community Banking segment receives credit for referrals to these LOBs with the corresponding charge retained as part of Other, Treasury and Corporate in the accompanying tables.

Insurance Services

BB&T's insurance agency / brokerage network is the sixth largest in the world. Insurance Services provides property and casualty, employee benefits and life insurance to businesses and individuals. It also provides small business and corporate services, such as workers compensation and professional liability, as well as surety coverage and title insurance. In addition, Insurance Services underwrites a limited amount of property and casualty coverage. Community Banking and Financial Services receive credit for insurance commissions on referred accounts, with the corresponding charge retained in the corporate office, which is reflected as part of Other, Treasury and Corporate in the accompanying tables.

Financial Services

Financial Services provides personal trust administration, estate planning, investment counseling, wealth management, asset management, corporate retirement services, corporate banking and corporate trust services. Financial Services also offers clients investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and governmental and municipal bonds through BB&T Investment Services, Inc., a subsidiary of Branch Bank.

Financial Services includes BB&T Securities, a full-service brokerage and investment banking firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. BB&T Securities also has a public finance department that provides investment banking services, financial advisory services and municipal bond financing to a variety of regional taxable and tax-exempt issuers.

Financial Services includes a group of BB&T-sponsored private equity and mezzanine investment funds that invests in privately owned middle-market operating companies to facilitate growth or ownership transition while leveraging the Community Banking network for referrals and other bank services. Financial Services also includes the Corporate Banking Division that originates and services large corporate relationships, syndicated lending relationships and client derivatives. Community Banking receives an interoffice credit for referral fees, with the corresponding charge reflected as part of Other, Treasury and Corporate in the accompanying tables. Also captured within the net intersegment interest income for Financial Services is the NIM for the loans and deposits assigned to the Wealth Management Division that are housed in the Community Bank.

Other, Treasury and Corporate

Other, Treasury and Corporate is the combination of the Other segment that represents operating entities that do not meet the quantitative or qualitative thresholds for disclosure; BB&T's Treasury function, which is responsible for the management of the securities portfolios, overall balance sheet funding and liquidity, and overall management of interest rate risk; the corporate support functions that have not been allocated to the business segments; merger-related charges or credits that are incurred as part of the acquisition and conversion of acquired entities; nonrecurring charges that are considered to be unusual in nature or infrequent and not reflective of the normal operations of the segments; and intercompany eliminations including intersegment net referral fees and net intersegment interest income (expense).

The substantial majority of the loan portfolio acquired in the Colonial acquisition is covered by loss sharing agreements with the FDIC and is managed outside of the Community Banking segment. The assets and related interest income from this loan portfolio have an expected finite business life and are therefore included in the Other, Treasury and Corporate segment. Results for BankAtlantic were included in the Other, Treasury and Corporate segment until the system conversion in October 2012. Historically, performance results of bank acquisitions prior to system conversion are reported in this segment and on a post-conversion date are reported in the Community Banking segment.

Segment Asset Transfer

During January 2014, approximately $8.3 billion of home equity loans and lines were transferred from Community Banking to Residential Mortgage Banking based on a change in how these loans will be managed as a result of new qualified mortgage regulations. The following tables disclose selected financial information with respect to BB&T's reportable business segments before the loan transfer and on a pro-forma basis subsequent to the loan transfer.

The following table presents segment information prior to the realignment of certain operating segments.

BB&T Corporation
Reportable Segments - Before Realignment
Years Ended December 31, 2013, 2012 and 2011

	Community Banking			Residential Mortgage Banking			Dealer Financial Services			Specialized Lending		
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(Dollars in millions)											
Net interest income (expense)	$ 2,129	$ 2,084	$ 1,937	$ 1,168	$ 1,149	$ 1,024	$ 834	$ 844	$ 852	$ 678	$ 701	$ 636
Net intersegment interest income (expense)	1,085	1,293	1,579	(747)	(772)	(734)	(159)	(196)	(270)	(126)	(139)	(171)
Segment net interest income	3,214	3,377	3,516	421	377	290	675	648	582	552	562	465
Allocated provision for loan and lease losses	246	665	589	34	95	320	214	164	125	85	135	72
Noninterest income	1,202	1,136	1,031	484	754	351	4	7	7	231	229	211
Intersegment net referral fees (expense)	160	178	121	(1)	—	—	—	—	—	—	—	—
Noninterest expense	1,701	1,827	2,356	344	389	297	108	101	90	255	259	233
Amortization of intangibles	36	37	47	—	—	—	—	1	1	5	5	6
Allocated corporate expenses	1,040	1,026	901	68	55	48	29	36	37	66	79	72
Income (loss) before income taxes	1,553	1,136	775	458	592	(24)	328	353	336	372	313	293
Provision (benefit) for income taxes	571	414	278	174	225	(9)	125	135	127	97	69	58
Segment net income (loss)	$ 982	$ 722	$ 497	$ 284	$ 367	$ (15)	$ 203	$ 218	$ 209	$ 275	$ 244	$ 235
Identifiable segment assets (period end)	$ 63,145	$ 62,821	$ 59,167	$ 27,664	$ 29,503	$ 25,614	$ 11,526	$ 10,264	$ 9,874	$ 17,629	$ 18,907	$ 16,773

	Insurance Services			Financial Services			Other, Treasury and Corporate (1)			Total BB&T Corporation		
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(Dollars in millions)											
Net interest income (expense)	$ 3	$ 3	$ 2	$ 150	$ 123	$ 108	$ 654	$ 953	$ 948	$ 5,616	$ 5,857	$ 5,507
Net intersegment interest income (expense)	6	4	5	297	326	250	(356)	(516)	(659)	—	—	—
Segment net interest income	9	7	7	447	449	358	298	437	289	5,616	5,857	5,507
Allocated provision for loan and lease losses	—	—	—	19	13	(1)	(6)	(15)	85	592	1,057	1,190
Noninterest income	1,535	1,365	1,041	743	719	683	(262)	(390)	(211)	3,937	3,820	3,113
Intersegment net referral fees (expense)	—	—	—	36	39	30	(195)	(217)	(151)	—	—	—
Noninterest expense	1,135	1,016	786	617	643	575	1,571	1,483	1,366	5,731	5,718	5,703
Amortization of intangibles	61	61	42	3	3	3	1	3	—	106	110	99
Allocated corporate expenses	96	82	72	99	93	74	(1,398)	(1,371)	(1,204)	—	—	—
Income (loss) before income taxes	252	213	148	488	455	420	(327)	(270)	(320)	3,124	2,792	1,628
Provision (benefit) for income taxes	85	70	46	183	171	156	160	(320)	(360)	1,395	764	296
Segment net income (loss)	$ 167	$ 143	$ 102	$ 305	$ 284	$ 264	$ (487)	$ 50	$ 40	$ 1,729	$ 2,028	$ 1,332
Identifiable segment assets (period end)	$ 2,990	$ 3,297	$ 2,350	$ 10,434	$ 9,283	$ 7,497	$ 49,622	$ 50,424	$ 53,736	$ 183,010	$ 184,499	$ 175,011

(1) Includes financial data from subsidiaries below the quantitative and qualitative thresholds requiring disclosure.

The following table presents segment information after the realignment of certain operating segments.

BB&T Corporation
Reportable Segments - After Realignment
Years Ended December 31, 2013, 2012 and 2011

	Community Banking			Residential Mortgage Banking			Dealer Financial Services			Specialized Lending		
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(Dollars in millions)											
Net interest income (expense)	$ 1,712	$ 1,669	$ 1,555	$ 1,585	$ 1,564	$ 1,406	$ 834	$ 844	$ 852	$ 678	$ 701	$ 636
Net intersegment interest income (expense)	1,341	1,565	1,844	(1,003)	(1,044)	(999)	(159)	(196)	(270)	(126)	(139)	(171)
Segment net interest income	3,053	3,234	3,399	582	520	407	675	648	582	552	562	465
Allocated provision for loan and lease losses	276	586	529	4	174	380	214	164	125	85	135	72
Noninterest income	1,202	1,135	1,031	484	755	351	4	7	7	231	229	211
Intersegment net referral fees (expense)	173	190	131	(1)	—	—	—	—	—	—	—	—
Noninterest expense	1,683	1,800	2,334	361	416	320	108	101	90	255	259	233
Amortization of intangibles	36	37	47	—	—	—	—	1	1	5	5	6
Allocated corporate expenses	1,035	1,022	897	73	59	52	29	36	37	66	79	72
Income (loss) before income taxes	1,398	1,114	754	627	626	6	328	353	336	372	313	293
Provision (benefit) for income taxes	513	406	270	237	238	2	125	135	127	97	69	58
Segment net income (loss)	$ 885	708	484	390	388	4	203	218	209	275	244	235
Identifiable segment assets (period end)	$ 54,602	$ 54,731	52,368	36,207	37,593	32,413	11,526	10,264	9,874	17,629	18,907	16,773

	Insurance Services			Financial Services			Other, Treasury and Corporate (1)			Total BB&T Corporation		
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(Dollars in millions)											
Net interest income (expense)	$ 3	$ 3	$ 2	$ 129	$ 106	$ 98	$ 675	$ 970	$ 958	$ 5,616	$ 5,857	$ 5,507
Net intersegment interest income (expense)	6	4	5	310	337	257	(369)	(527)	(666)	—	—	—
Segment net interest income	9	7	7	439	443	355	306	443	292	5,616	5,857	5,507
Allocated provision for loan and lease losses	—	—	—	17	11	(2)	(4)	(13)	86	592	1,057	1,190
Noninterest income	1,535	1,365	1,041	743	719	683	(262)	(390)	(211)	3,937	3,820	3,113
Intersegment net referral fees (expense)	—	—	—	36	39	30	(208)	(229)	(161)	—	—	—
Noninterest expense	1,135	1,016	786	617	643	575	1,572	1,483	1,365	5,731	5,718	5,703
Amortization of intangibles	61	61	42	3	3	3	1	3	—	106	110	99
Allocated corporate expenses	96	82	72	99	93	74	(1,398)	(1,371)	(1,204)	—	—	—
Income (loss) before income taxes	252	213	148	482	451	418	(335)	(278)	(327)	3,124	2,792	1,628
Provision (benefit) for income taxes	85	70	46	181	169	155	157	(323)	(362)	1,395	764	296
Segment net income (loss)	$ 167	$ 143	102	301	282	263	(492)	45	35	$ 1,729	$ 2,028	$ 1,332
Identifiable segment assets (period end)	$ 2,990	$ 3,297	2,350	9,876	8,845	7,243	50,180	50,862	53,990	$ 183,010	$ 184,499	$ 175,011

(1) Includes financial data from subsidiaries below the quantitative and qualitative thresholds requiring disclosure.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 26, 2014:

BB&T Corporation
(Registrant)

/s/ Kelly S. King
Kelly S. King
Chairman and Chief Executive Officer

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 26, 2014:

/s/ Kelly S. King
Kelly S. King
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Daryl N. Bible
Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ Cynthia B. Powell
Cynthia B. Powell
Executive Vice President and
Corporate Controller
(Principal Accounting Officer)

A Majority of the Directors of the Registrant are included:

/s/ Kelly S. King
Kelly S. King
Chairman and Chief Executive Officer

/s/ John A. Allison IV
John A. Allison IV
Director

/s/ Jennifer S. Banner
Jennifer S. Banner
Director

/s/ K. David Boyer Jr.
K. David Boyer Jr.
Director

/s/ Anna R. Cablik
Anna R. Cablik
Director

/s/ Ronald E. Deal
Ronald E. Deal
Director

/s/ James A. Faulkner
James A. Faulkner
Director

/s/ I. Patricia Henry
I. Patricia Henry
Director

/s/ John P. Howe III, M.D.
John P. Howe III, M.D.
Director

/s/ Eric C. Kendrick
Eric C. Kendrick
Director

/s/ Dr. Louis B. Lynn
Dr. Louis B. Lynn
Director

/s/ Edward C. Milligan
Edward C. Milligan
Director

/s/ Charles A. Patton
Charles A. Patton
Director

/s/ Nido R. Qubein
Nido R. Qubein
Director

/s/ Tollie W. Rich, Jr.
Tollie W. Rich, Jr.
Director

/s/ Thomas E. Skains
Thomas E. Skains
Director

Thomas N. Thompson
Director

/s/ Edwin H. Welch, Ph.D.
Edwin H. Welch, Ph.D.
Director

/s/ Stephen T. Williams
Stephen T. Williams
Director

EXHIBIT INDEX

Exhibit No.	Description	Location
2.1	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of Colonial Bank, Montgomery, Alabama, the Federal Deposit Insurance Corporation and Branch Banking and Trust Company, dated as of August 14, 2009.	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed August 17, 2009.
3(i)	Articles of Incorporation of the Registrant, as amended and restated April 25, 2013, and as further amended April 26, 2013.	Incorporated herein by reference to Exhibit 3 (i) of the Quarterly Report on Form 10-Q, filed May 2, 2013.
3(ii)	Bylaws of the Registrant, as amended and restated December 17, 2013.	Incorporated herein by reference to Exhibit 3(ii) of the Current Report on Form 8-K, filed December 19, 2013.
4.1	Articles of Incorporation of the Registrant, as amended and restated April 25, 2013, and as further amended April 26, 2013.	Incorporated herein by reference to Exhibit 3 (i) of the Quarterly Report on Form 10-Q, filed May 2, 2013.
4.2	Indenture Regarding Senior Securities (including form of Senior Debt Security) between Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996.	Incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4.3	First Supplemental Indenture, dated May 4, 2009, to the Indenture Regarding Senior Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.2 of the Current Report on Form 8-K, filed May 4, 2009.
4.4	Indenture Regarding Subordinated Securities (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996.	Incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4.5	First Supplemental Indenture, dated as of December 23, 2003, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 10-K, filed February 27, 2009.
4.6	Second Supplemental Indenture, dated as of September 24, 2004, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.7 of the Annual Report on Form 10-K, filed February 26, 2010.
4.7	Third Supplemental Indenture, dated May 4, 2009, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.6 of the Current Report on Form 8-K, filed May 4, 2009.
10.1*	BB&T Corporation Amended and Restated Non-Employee Directors' Deferred Compensation and Stock Option Plan (amended and restated January 1, 2005).	Incorporated herein by reference to Exhibit 10.1 of the Annual Report on Form 10-K, filed February 28, 2008.
10.2*†	Form of Non-Employee Director Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated Non-Employee Directors' Deferred Compensation and Stock Option Plan.	Incorporated herein by reference to Exhibit 10.2 of the Annual Report on Form 10-K, filed February 25, 2011.

Exhibit No.	Description	Location
10.3*	BB&T Corporation 1995 Omnibus Stock Incentive Plan (as amended and restated through February 25, 2003).	Incorporated herein by reference to Exhibit 99 of Form S-8 Registration Statement No. 333-116502.
10.4*	2008 Declaration of Amendment to BB&T Corporation 1995 Omnibus Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.2.a of the Annual Report on Form 10-K, filed February 27, 2009.
10.5*	409A Declaration of Amendment to BB&T Corporation 1995 Omnibus Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.2.b of the Annual Report on Form 10-K, filed February 27, 2009.
10.6*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation 1995 Omnibus Stock Incentive Plan, as amended and restated.	Incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K, filed February 25, 2011.
10.7*	BB&T Corporation Amended and Restated 2004 Stock Incentive Plan, as amended (as amended through February 24, 2009).	Incorporated herein by reference to the Appendix to the Proxy Statement for the 2009 Annual Meeting of Shareholders on Schedule 14A, filed March 13, 2009.
10.8*	Form of Restricted Stock Unit Agreement (Performance-Based Vesting Component) for Executive Officers under the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (June 2010 Performance Award).	Incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed June 25, 2010.
10.9*	Form of Performance Unit Award Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (3-Year Vesting).	Incorporated herein by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.10*	Form of Non-Employee Director Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (5-Year Vesting).	Incorporated herein by reference to Exhibit 10.6 of the Annual Report on Form 10-K, filed February 28, 2008.
10.11*	Form of Non-Employee Director Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting).	Incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.12*	Form of Non-Employee Director Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (5-Year Vesting).	Incorporated herein by reference to Exhibit 10.7 of the Annual Report on Form 10-K, filed February 28, 2008.
10.13*	Form of Non-Employee Director Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting).	Incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.14*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (5-Year Vesting).	Incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-K, filed February 28, 2008.

Exhibit No.	Description	Location
10.15*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting).	Incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.16*	Form of Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (5-Year Vesting).	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed May 8, 2009.
10.17*	Form of Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting).	Incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.18*	BB&T Corporation Amended and Restated Short-term Incentive Plan.	Incorporated herein by reference to Exhibit 10.11 of the Annual Report on Form 10-K, filed February 27, 2009.
10.19*	First Amendment to BB&T Corporation Short-term Incentive Plan (January 1, 2009 Restatement).	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed May 7, 2010.
10.20*	Southern National Deferred Compensation Plan for Key Executives including amendments.	Incorporated herein by reference to Exhibit 10.21 of the Annual Report on Form 10-K, filed February 25, 2011.
10.21*	BB&T Corporation Target Pension Plan.	Incorporated herein by reference to Exhibit 10.13 of the Annual Report on Form 10-K, filed February 27, 2009.
10.22*	First Amendment to the BB&T Corporation Target Pension Plan.	Incorporated herein by reference to Exhibit 10.23 of the Annual Report on Form 10-K, filed February 25, 2011.
10.23*†	Second Amendment to the BB&T Corporation Target Pension Plan.	Incorporated herein by reference to Exhibit 10.24 of the Annual Report on Form 10-K, filed February 25, 2011.
10.24*†	Third Amendment to the BB&T Corporation Target Pension Plan.	Incorporated herein by reference to Exhibit 10.25 of the Annual Report on Form 10-K, filed February 25, 2011.
10.25*	BB&T Corporation Non-Qualified Defined Benefit Plan.	Incorporated herein by reference to Exhibit 10.14 of the Annual Report on Form 10-K, filed February 27, 2009.
10.26*	First Amendment to the BB&T Corporation Non-Qualified Defined Benefit Plan.	Incorporated herein by reference to Exhibit 10.25 of the Annual Report on Form 10-K, filed February 25, 2011.
10.27*†	Second Amendment to the BB&T Corporation Non-Qualified Defined Benefit Plan.	Incorporated herein by reference to Exhibit 10.28 of the Annual Report on Form 10-K, filed February 25, 2011.

Exhibit No.	Description	Location
10.28*†	Third Amendment to the BB&T Corporation Non-Qualified Defined Benefit Plan.	Incorporated herein by reference to Exhibit 10.29 of the Annual Report on Form 10-K, filed February 25, 2011.
10.29*	BB&T Corporation Non-Qualified Defined Contribution Plan.	Incorporated herein by reference to Exhibit 10.15 of the Annual Report on Form 10-K, filed February 27, 2009.
10.30*	BB&T Corporation Non-Qualified Deferred Compensation Trust Amended and Restated effective November 1, 2001 (including amendments).	Incorporated herein by reference to Exhibit 10.16 of the Annual Report on Form 10-K, filed February 27, 2009.
10.31*	BB&T Corporation Non-Qualified Deferred Compensation Trust Amended and Restated effective November 1, 2001 (including amendments).	Incorporated herein by reference to Exhibit 10.17 of the Annual Report on Form 10-K, filed February 28, 2008.
10.32*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting with Clawback Provision).	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed May 4, 2012.
10.33*	Form of Employee Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (4-Year Vesting with Clawback Provision).	Incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, filed May 4, 2012.
10.34*	Form of Performance Unit Award Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (3-Year Vesting 2012 - 2014).	Incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q, filed May 4, 2012.
10.35*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation 2012 Incentive Plan.	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed May 2, 2013.
10.36*	Form of Employee Restricted Stock Unit Agreement for the BB&T Corporation 2012 Incentive Plan.	Incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, filed August 7, 2012.
10.37*	Form of Director Restricted Stock Unit Agreement for the BB&T Corporation 2012 Incentive Plan.	Incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, filed May 2, 2013.
10.38*	Form of Restricted Stock Unit Agreement (Performance-Based Vesting Component) for Executive Officers under the BB&T Corporation 2012 Incentive Plan.	Incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q, filed May 2, 2013.
10.39*	Form of LTIP Award Agreement for Executive Officers under the BB&T Corporation 2012 Incentive Plan.	Incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q, filed May 2, 2013.
10.40*	Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Kelly S. King dated as of December 19, 2012.	Incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed December 19, 2012.

Exhibit No.	Description	Location
10.41*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Christopher L. Henson.	Incorporated herein by reference to Exhibit 10.21 of the Annual Report on Form 10-K, filed February 27, 2009.
10.42*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Daryl N. Bible.	Incorporated herein by reference to Exhibit 10.22 of the Annual Report on Form 10-K, filed February 27, 2009.
10.43*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Ricky K. Brown.	Incorporated herein by reference to Exhibit 10.23 of the Annual Report on Form 10-K, filed February 27, 2009.
10.44*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Barbara F. Duck.	Incorporated herein by reference to Exhibit 10.24 of the Annual Report on Form 10-K, filed February 27, 2009.
10.45*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Donna C. Goodrich.	Incorporated herein by reference to Exhibit 10.25 of the Annual Report on Form 10-K, filed February 27, 2009.
10.46*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Robert E. Greene.	Incorporated herein by reference to Exhibit 10.26 of the Annual Report on Form 10-K, filed February 27, 2009.
10.47*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Clarke R. Starnes, III.	Incorporated herein by reference to Exhibit 10.27 of the Annual Report on Form 10-K, filed February 27, 2009.
10.48*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Steven B. Wiggs.	Incorporated herein by reference to Exhibit 10.28 of the Annual Report on Form 10-K, filed February 27, 2009.
10.49*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and C. Leon Wilson, III.	Incorporated herein by reference to Exhibit 10.29 of the Annual Report on Form 10-K, filed February 27, 2009.
10.50*	2012 Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Cynthia A. Williams.	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed November 2, 2012.
10.51*	2012 Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and William R. Yates.	Incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, filed November 2, 2012.
11	Statement re computation of earnings per share.	Filed herewith as Note 19 to the consolidated financial statements.
12†	Statement re computation of ratios.	Filed herewith.
21†	Subsidiaries of the Registrant.	Filed herewith.
23†	Consent of Independent Registered Public Accounting Firm.	Filed herewith.

Exhibit No.	Description	Location
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.	Filed herewith.
101.DEF	XBRL Taxonomy Definition Linkbase.	Filed herewith.
101.INS	XBRL Instance Document.	Filed herewith.
101.LAB	XBRL Taxonomy Extension Label Linkbase.	Filed herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.	Filed herewith.
101.SCH	XBRL Taxonomy Extension Schema.	Filed herewith.

* Management compensatory plan or arrangement.

† Exhibit filed with the SEC and available upon request.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Exhibit 31.1

CERTIFICATIONS

I, Kelly S. King, certify that:

1. I have reviewed this Annual Report on Form 10-K of BB&T Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2014

/s/ Kelly S. King

Kelly S. King
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Daryl N. Bible, certify that:

1. I have reviewed this Annual Report on Form 10-K of BB&T Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2014

/s/ Daryl N. Bible

Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Chief Executive Officer and Chief Financial Officer of BB&T Corporation (the "Company"), do hereby certify that

1. The Annual Report on Form 10-K for the fiscal period ended December 31, 2013 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2014

/s/ Kelly S. King
Kelly S. King
Chairman and Chief Executive Officer

/s/ Daryl N. Bible
Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to BB&T Corporation and will be retained by BB&T Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

(THIS PAGE INTENTIONALLY LEFT BLANK)

General Information

SEC Filings

BB&T Corporation files required reports with the Securities and Exchange Commission each year. Copies of these reports may be obtained upon written request to:

Daryl N. Bible
Senior Executive Vice President
and Chief Financial Officer
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

Corporate Headquarters

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250
336-733-2000

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

Equal Opportunity Employer

BB&T Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from discriminatory practices.

Shareholder Services

Shareholders seeking information regarding transfer instructions, dividends, lost certificates or other general information should write or call:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800-213-4314

Address changes, reprinting of tax information, and account information may be directly accessed through the Computershare website using Investor Centre:

Computershare.com/BBT

Stock Exchange and Trading Symbol

The common stock of BB&T Corporation is traded on the New York Stock Exchange under the symbol BBT.

Direct Stock Purchase and Dividend Reinvestment Plan

The Direct Stock Purchase and Dividend Reinvestment Plan offers prospective and current shareholders the opportunity to affordably obtain BB&T common shares. Shareholders may reinvest dividends, purchase additional shares, and sell shares on a regular basis. For more information, contact Computershare at 800-213-4314.

News Media

News media representatives seeking information should contact:

Cynthia A. Williams
Senior Executive Vice President
Chief Corporate Communications Officer
336-733-1478

Analyst Information

Analysts, investors and others seeking additional financial information should contact:

Alan W. Greer
Executive Vice President
Investor Relations
336-733-3021

Tamera L. Gjesdal
Senior Vice President
Investor Relations
336-733-3058

Clients

Clients seeking assistance with BB&T products and services should call 800-BANK BBT (800-226-5228).

Website

Please visit BBT.com for information concerning BB&T's products and services, news releases, financial information, corporate governance practices and other information.

Corporate Profile

Founded in 1872, BB&T Corporation ("BB&T" or "the Corporation") continues to build on a strong foundation of excellence.

Headquartered in Winston-Salem, North Carolina, BB&T had consolidated assets at December 31, 2013, totaling $183.0 billion, and ranks as the ninth-largest financial institution based on deposits in the United States. As of December 31, 2013, BB&T operated 1,825 financial centers in 12 states and Washington, D.C.

BB&T is a values-driven, highly profitable growth organization. A Fortune 500 company, BB&T offers a full range of consumer and commercial banking, securities brokerage, asset management, mortgage and insurance products and services. We are consistently recognized for outstanding client satisfaction by J.D. Power and Associates, the U.S. Small Business Administration, Greenwich Associates and others.

Our fundamental strategy is to deliver the best value proposition in our markets. Recognizing value is a function of quality to price, our focus is on delivering high-quality client service resulting in the Perfect Client Experience.

Our overarching purpose is to achieve our vision and mission, consistent with our values, with the ultimate goal of maximizing shareholder returns.

At BB&T, we've spent 142 years sharing our knowledge with our clients. By offering sound advice and personal attention, we help our clients make informed choices as they manage their day-to-day finances and set a course to reach their long-term financial goals.

More information about BB&T and our full line of products and services is available at BBT.com.

Forward-Looking Statements

This 2013 Annual Report contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results may differ materially from current projections. Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that may affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this Annual Report.

About the Report

This 2013 Annual Report contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these measures to evaluate the underlying performance and efficiency of BB&T's operations. Management believes that non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. The Tier 1 common equity ratio is a non-GAAP measure. BB&T uses the Tier 1 common equity definition used in the Supervisory Capital Assessment Program to calculate the ratio. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss-sharing agreements. Please refer to the Annual Report on Form 10-K for the year ended December 31, 2013, for appropriate non-GAAP disclosures.

BB&T

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

C0001125043